Form 10-K, Exhibit 13
period 1995-01-31
AUTODESK INC
filed 1995-05-01
CIK 769397

                                                                    EXHIBIT 13.1

                                     COVER

           Circular photo collage with multiple images-a drawing, a PC monitor, a section of film strip, an airplane landing gear, with a building atrium and clouds in the background.

TABLE OF CONTENTS

1       Selected Financial Data

2       Letter to Stockholders

4       Autodesk--Extending
        the Franchise

6       Technology Leadership

8       Product Diversification

10      Focus on Customers,
        Education, and Partners

12      Opportunities for
        Future Growth

14      Vision for the Future

16      Financial Information


COMPANY PROFILE

          A commitment to technical innovation and quality has made Autodesk the world's leading supplier of computer-aided design-automation and desktop multimedia software, and the world's fifth-largest PC-software company. Currently, three million customers worldwide use Autodesk's software products for tasks ranging from mechanical design and facilities management to digital terrain modeling and videography.

          The Company develops, markets, sells, and supports a family of design-automation and professional multimedia software and component technologies for use on personal computers and workstations. A global company since its founding in 1982, Autodesk now sells its products in more than 115 countries and in 18 languages. Through an extensive global network of Authorized Autodesk Dealers, Distributors, Autodesk Registered Independent Application Developers, Autodesk Training Centers, and a diverse product family, Autodesk helps customers "transform ideas into reality./(TM)/"

SELECTED FINANCIAL DATA

                                                  --------------------------------------------
                                                              Fiscal year ended January 31,
                                                  --------------------------------------------
(In thousands, except per share data,                                           Percentage
percentages, and employees)                               1995          1994        Change
- - ---------------------------------------------------------------------------------------------
Net revenues                                          $454,612      $405,596         12.1%
Income from operations                                $107,411      $ 89,703         19.7%
Net income*                                           $ 56,606      $ 62,166         (8.9%)
Net income per share*                                 $   1.14      $   1.25         (8.8%)
Working capital                                       $218,095      $177,241         23.0%
Stockholders' equity                                  $323,484      $296,879          9.0%
Shares used in computing net income per share           49,840        49,740          0.2%
Number of employees                                      1,788         1,788            0%
- - ---------------------------------------------------------------------------------------------

* Fiscal year 1995 results include a pre-tax litigation charge of approximately $26 million resulting in a $0.33 reduction in earnings per share.

Two financial charts

The first chart depicts net revenues, in millions:
1993-$353.2
1994-$405.6
1995-$454.6

The second chart depicts income for operations, in millions
1993-$63.2
1994-$89.7
1995-$107.4

Photograph of Carol Bartz,
President, Chief Executive Officer,
and Chairman of the Board.


LETTER TO STOCKHOLDERS

     For Autodesk, fiscal year 1995 was a year of growth and success--milestones were achieved, goals met and exceeded, and our strategic focus further developed and executed.

     Last year we shared some very exciting news with you--we attained the number-one position in the design-automation software industry. Dataquest, a leading market-research firm, recently had this to say about Autodesk: "When Autodesk earned the #1 market position in CAD this time last year, we described the company's lead as unstoppable. Our view has not changed."* Our view has not changed either. With the achievements of fiscal year 1995, we took another giant step forward and are well on our way to our goal of becoming a one-billion-dollar software company.

     In the past fiscal year, we concentrated on better serving our customers and the core markets--design automation and multimedia--in which they work. We now provide a more robust, cohesive, and customer-driven product family. This strategy has meant releasing not only new products, but the right products.

     We also undertook a measured investment in our worldwide infrastructure. We opened new offices, secured exceptional management talent, developed and acquired complementary products and technologies, and created market-driven programs. The soundness of these continuing investments was proven in Autodesk's fiscal year 1995 results.

     We reported net revenues for the fiscal year ended January 31, 1995, of $454.6 million, an increase of 12 percent over net revenues of $405.6 million for the previous fiscal year. These figures reflect a tremendous fourth quarter in which revenues increased by 27 percent, growing from $102.1 million for the same quarter in the prior fiscal year to $129.6 million. Our increase in net revenues during fiscal year 1995 was attributable to solid revenue growth in all geographies. For example, in Autodesk's fourth quarter, net revenues in the Americas increased by 13 percent, Asia/Pacific net revenues increased by 31 percent, and Europe posted a record 45 percent gain over the same period in the prior fiscal year.

     Excluding the impact of a onetime charge of approximately $26 million, net income for fiscal year 1995 was $73.1 million or $1.47 per share compared to $62.2 million or $1.25 per share in fiscal 1994. The onetime charge, related to a judgment in a trade-secrets lawsuit, reduced fiscal year 1995 net income per share by $0.33. We are appealing the ruling.

     Strong demand for AutoCAD/(R)/ software, including AutoCAD Release 13, which began shipping at the end of November 1994, also contributed to our success. With its rearchitected core technology,

* Dataquest Incorporated, Online Multimedia and Software QuickTakes, February 27, 1995.

AutoCAD Release 13 is the most powerful, customer-driven AutoCAD software ever and serves as the technical cornerstone of our product and market expansion.

     The initial adoption rate of AutoCAD Release 13 has been strong, partly because of more rapid product localization. For the first time, we were able to ship AutoCAD in 10 major languages on two platforms during the first quarter of its availability. And, since the installation process for AutoCAD Release 13 in the US now requires authorization codes, we can register nearly 100 percent of these AutoCAD customers. This is another important first for us, one which provides a tremendous opportunity to market back to our growing customer base.

     We are reaching these customers with several new software products targeted for specific market applications--in a variety of languages and for numerous hardware and software operating systems. For example, to meet the growing demand for data management software, we introduced Autodesk WorkCenter,/(TM)/ which allows our customers to easily streamline the flow of documents and files. We also launched powerful, new releases of 3D Studio/(R)/ and AutoVision,/(TM)/ our popular multimedia and visualization products. And, to further expand our mechanical design offerings, we shipped AutoCAD/(R)/ Designer for PCs and workstations. These products, along with those of our Autodesk Registered Independent Application Developer partners, provide customers with a wealth of functionality and play a key role in extending Autodesk technology into new and complementary markets.

     The breadth and strength of our product family resulted in the expansion of our customer base around the world. We achieved a significant milestone when Consolidated Edison, a major New York utility, became our one-millionth AutoCAD customer. Avondale Industries, one of the US Navy's largest shipbuilders, also turned to our cohesive solutions, while in Europe, the Swiss Federal Railroad Company, SBB, standardized on Autodesk/(R)/ products for its design work. And in Asia, the Japan Airline Co., Ltd. (JAL), and Kansai International Airport Co., Ltd., rely on AutoCAD software for ongoing design and maintenance.

     To position Autodesk for continued market expansion and growth, we organized the Company around key market groups at the beginning of fiscal year 1996. Each of these groups is chartered with bringing customer-specific products to market, which we believe will result in broader market coverage and greater selection for our customers.

     Today, Autodesk leads the design-automation and multimedia markets. With our rearchitected core technology, increased customer focus, strong balance sheet, and the passion and dedication of our nearly 1,800 employees, we believe that we are poised to achieve even greater success. We thank our stockholders, customers, partners, and employees for their support as we continue to transform the world's most innovative ideas into tomorrow's realities.


/s/ Carol Bartz

Carol Bartz, President,
Chief Executive Officer, and
Chairman of the Board

- - --------------------------------------------------------------------------------
                                                             Carol Bartz,
                                                             Autodesk President,
                                                             CEO, and Chairman

"The Autodesk franchise supports our successful expansion into a variety of markets and industries, while keeping us close to our customers."


AUTODESK--EXTENDING
THE FRANCHISE

Photo image of a classroom.

Every year, more than one million students and teachers are trained on the Autodesk product family.

     Since its founding in 1982, Autodesk has become a technology and market leader. Today Autodesk is the world's largest design-automation software company, the world's fifth-largest PC-software company, and a leader in multimedia technology. Autodesk software products are used for tasks ranging from architectural and mechanical design, construction and manufacturing, to forensic animation and computer-games development. In fact, AutoCAD software has become the de facto standard for computer-aided design around the world.

Photo image of an individual working on a PC.

Autodesk's diverse customers range from small businesses to some of the world's largest corporations.

     The Autodesk franchise is built upon a layered structure of complementary businesses, markets, educational institutions, and software developers that form a virtual corporation. Our network of partners now totals more than 4,300 Authorized Autodesk Dealers and Distributors, 2,500 Independent Application Developers, 800 Authorized Autodesk Training Center (ATC/(R)/) sites, 300 User Groups, and 5,000 independently developed applications created around our leading-edge products and technologies.

     This flexible, synergistic business model extends Autodesk's global reach and allows us to focus on quick, market-driven innovation and easily enter new and strategic markets. Perhaps most importantly, the Autodesk franchise supports the diversity of three million customers with a wealth of resources that help them work more efficiently and productively.

     Autodesk's goal is to secure and extend this franchise. We will accomplish this, in part, by remaining the design automation leader, with continued product development and innovative marketing programs, and by striving for the number-one or number-two position in each market we enter.

     To extend the franchise, Autodesk has realigned its internal organization around the five key market groups that most closely match our customer base: Architecture, Engineering, and Construction/Facilities Management; Mechanical Computer-Aided Design; Geographic Information Systems; Data Management; and Multimedia. Together with our partners, we believe we are well positioned to provide complete, integrated solutions to customers in these markets at a variety of price points. This increased focus on customers will help us achieve broader penetration in each market we target.

     By providing solutions to universal design challenges, Autodesk's strengths easily transfer across markets and geographies. And, with localized software and regional partners, we continue to expand the franchise on a global basis. Autodesk increased its international presence in fiscal year 1995 by adding new offices and additional resources in Indonesia, Malaysia, Poland, Hungary, China, and

     the United Arab Emirates. Autodesk products are now used by customers in more than 115 countries and in 18 languages.

     Our worldwide technical and market leadership allows us to support the specialized needs of design-automation and multimedia professionals. The Autodesk franchise continues to present new opportunities for our customers to transform their ideas into reality.

Photo image of two individuals working on PCs.

Our more than 2,500 Autodesk Registered Independent Application Developers create specialized products that provide Autodesk customers with a broad range of software tools and solutions.

- - --------------------------------------------------------------------------------
                                                               Robert Carr,
                                                               Vice President,
                                                               Engineering Group

"We continue to strengthen, refine, and diversify Autodesk technology through internal innovation and strategic acquisitions and partnerships, always looking for optimal solutions to meet our customers' requirements."


TECHNOLOGY LEADERSHIP

     At the heart of Autodesk's diverse and rapidly growing product family is AutoCAD, the industry-standard, design-automation software package. More than one million AutoCAD customers and thousands of developers have transformed the AutoCAD .DWG file format into the standard that unites design teams around the world.

     Our latest AutoCAD release represents a significant technology investment, incorporating leading-edge technology components, such as an object-oriented database, an enhanced and fully customizable user interface, and a powerful, integrated solid modeler. This modular approach translates into flexibility, security, and growth for Autodesk customers worldwide. It also enables the development of an increasing number of applications by the independent developers who work with us to meet the diverse needs of our customers.

     Much of Autodesk's success stems from its expertise in geometry and graphics technology, the core elements of design automation and multimedia. Both product areas share many underlying technologies, such as geometry creation and editing, 3D graphics, user interfaces, and rendering. We apply this geometry and graphics technology to a wide range of uses, from simple consumer applications to highly sophisticated design and visualization tools.

     At the same time, Autodesk has continued its strategy of providing an open software architecture by making its products progressively more extensible--allowing customers and partners to build applications to serve their specific needs. In keeping with its focus on component technology, Autodesk now licenses a range of scalable, embedded Autodesk component technology to Autodesk Registered Developers. Using these Autodesk technology components, developers can easily and cost-effectively create new, market-specific applications at a wide range of price points.

     Autodesk's technology provides design automation and multimedia customers with sophisticated, practical, and evolving solutions. With this ever-growing family of leading-edge products and technologies, Autodesk customers and developers are limited only by their imaginations.

One wire-frame image of a tower with two photo-image inserts of the tower, all contained within a photo image of the tower.


AFC
- - --------------------------------------------------------------------------------
     AFC, a Vienna-based engineering firm, has long used AutoCAD software for large-scale building projects, including the Vienna Airport, the Philips
Electronics factory, the National Gallery in Britain, and the National Museum
in Mannheim, Germany. Their latest undertaking, the Malaysian Communications
Tower, will be the tallest structure in Asia and the third-tallest tower in the world. AutoCAD, 3D Studio, and AFC.CAD, AFC's internally developed
AutoCAD-based application, provide solutions to the challenging 3D analysis and geometric complexity posed by this extensive project.

- - --------------------------------------------------------------------------------
                                                      Eric Herr,
                                                      Chief Financial Officer,
                                                      and Vice President,
                                                      Finance and Administration

"With sophisticated features and functionality, the Autodesk Multimedia product family transforms the PC into a high-end production studio."


PRODUCT DIVERSIFICATION

     As in past years, Autodesk continues to focus on diversification and growth in its products, markets, and channels. The expanding Autodesk product family now encompasses a wide range of software tools and permits increasing customer specialization within our core markets.

     To expand our penetration of the design-automation market, Autodesk introduced AutoCAD/(R)/ LT software into the retail channel. This product provides 2D design and drafting functionality and easy, low-cost access to AutoCAD drawings. Customer response has been excellent. In the product's first nine months of release, more than 100,000 units of AutoCAD LT were shipped.

     Our Multimedia Market Group represents another successful example of our diversification strategy. Within this dynamic market, Autodesk has successfully launched products such as 3D Studio and AutoVision that have become clear market leaders.

     Used extensively for tasks related to design automation, such as the visualization and animation of a part prior to manufacture or a walk-through of a house not yet built, our multimedia products also serve markets such as forensic animation, broadcast entertainment, interactive titles, and computer-games development. Increasing market demand has propelled Autodesk to a nearly 50 percent share of all the professional 3D animation software seats installed worldwide.*

     Autodesk has also expanded the breadth of its solutions to better facilitate the mechanical design process--from concept to design to final manufacturing--on the desktop. For example, with the addition of AutoSurf/(R)/ software, Autodesk's surface-modeling solution, and AutoCAD/(R)/ Designer, a parametric, feature-based, solid modeler, Autodesk customers now have a more comprehensive mechanical design system.

8  * The Roncarelli Report on the Computer Animation Industry--1994.

Three photo images-a rendered image from the game, "Shadow of Atlantis"; a rendered image of a building; and a rendered image from the motion picture "Johnny Mnemonic."


Multimedia
- - --------------------------------------------------------------------------------
     Autodesk visualization and multimedia products are used by a variety of customers, from architectural firms such as Anshen + Allen, who rely on 3D
Studio to add perspective, photorealism, and animation to their AutoCAD-based architectural designs, to SONY Pictures Imageworks (SPI), an industry pioneer in state-of-the-art digital imaging for motion pictures. For the motion picture Johnny Mnemonic, 3D Studio allowed visual-effects technicians to develop high-resolution images on the PC for direct output to film--a first in an industry that has relied traditionally on more expensive, high-end systems. And in the computer-games market, 3D Studio has become the industry standard. Leading companies, including Sega of America, have developed titles such as "Jurassic Park(TM)" and "Shadow of Atlantis(TM)" with Autodesk
Multimedia products.

- - --------------------------------------------------------------------------------
                                                                James D'Arezzo,
                                                                Vice President,
                                                                Corporate
                                                                Marketing, and
                                                                Vice President,
                                                                GIS and Data
                                                                Management
                                                                Market Groups

"Customers increasingly rely on Autodesk's ability to offer specialized, scalable solutions. We remain committed to meeting their requirements by building our internal organization, value-added reseller channel, and other support functions around a customer-focused model."


FOCUS ON CUSTOMERS, EDUCATION, AND PARTNERS

     Autodesk is committed to delivering the products and services that meet the needs of our customers. This customer-focused approach resonates throughout every level of the Autodesk franchise, where innovative programs and initiatives support Autodesk's partners in diversifying, specializing, and working more closely with customers.

     Autodesk has always recognized the key role that education plays in growing a customer base and contributing to the global economic community. We demonstrate our commitment to educational institutions around the globe with ongoing programs for students and teachers. Thousands of schools and universities have now standardized on Autodesk software. This acceptance, combined with the efforts of more than 800 Autodesk Training Centers, means that more than one million new students are trained each year on Autodesk products.

     Autodesk also works closely with its dealers to help them supply complete solutions to customers throughout all phases of the design automation and multimedia spectrums. Through the Autodesk Systems Center Program, we are able to recognize those dealers with exceptional levels of market and product expertise.

     To nurture the innovations of our Autodesk Registered Developers, Autodesk has established several important programs. The Virtual Corporation Partner Program provides sales, marketing, technical, and financial support to Autodesk Strategic Developers whose efforts broaden and enhance the functionality of Autodesk software products.

     Autodesk is also extending its franchise into the multimedia market with the Multimedia Plug-In Partnership. Our 3D Studio software is now sold by more than 700 Authorized Dealers and Distributors, and 200 Independent Application Developers provide 3D Studio "plug-in" applications.

     Autodesk continues to strengthen its relationships with customers, educators, and partners, as it operates on a more customer-driven model for the future.

One collage-photo image of a tree and landscape surrounded by a photo image containing drops of water on a window with images of window frames.


Marvin Windows
- - --------------------------------------------------------------------------------
     Marvin Windows, the world's leading manufacturer of made-to-order wood windows and doors, uses AutoCAD and the Marvin Design System (MDS) to offer customers the option of selecting from 11,000 different standard sizes or the ability to customize designs. For example, customers can sketch any window shape they desire in AutoCAD. Their sketch is then interpreted by MDS to create a custom window design. Marvin has distributed more than 10,000 copies of its AutoCAD-based MDS application to customers and business prospects.

- - --------------------------------------------------------------------------------
                                                                Eric Herr,
                                                                Chief Financial
                                                                Officer, and
                                                                Vice President,
                                                                Finance and
                                                                Administration

"Our customers are as diverse as our product family, ranging from architects, engineers, and facilities managers to game developers, film producers, and site planners. Our software solutions are created with their specific market and geographic needs in mind."


OPPORTUNITIES FOR FUTURE GROWTH

     With our leveraged business model and continuing product releases that closely meet our customers' changing needs, we are dramatically expanding the opportunity for Autodesk to grow across broad market segments. At the same time, we are continually pursuing business opportunities to propel us into new areas of technology development and market expansion.

     The technical data management field provides one of our most exciting opportunities. The trend toward workgroup computing means Autodesk customers increasingly work in large design teams and require sophisticated tools to manage information flow. The release of breakthrough products such as Autodesk WorkCenter responds to this trend. A customizable, Windows/(R)/-based, technical document management and workflow automation system, Autodesk WorkCenter helps us assume a leading role in shaping the technical data management market.

     Our entry into the content-publishing market, signaled by the formation of the Autodesk Data Publishing unit, represents another promising new business opportunity. Through partnerships with leading manufacturing companies, Autodesk markets CD-ROM-based "libraries" of intelligent, preformatted graphic and nongraphic data, which can be shared and reused. Provided on a subscription basis, these parts and materials are meeting customer needs for ready access to current data and are key to reaching our market and volume goals.

     In addition to these significant opportunities, we are constantly improving our distribution and marketing efforts. Our expansion into retail channels, enhanced direct marketing, and technology-licensing programs have improved our operational methods and diversified volume distribution. With our extensive global reach and continuing progress against international software piracy, we also remain well positioned to benefit from emerging markets around the world.

     We believe these ongoing efforts to further establish Autodesk as the design-automation and multimedia volume leader will create favorable opportunities for future growth.

Two photo images of machinery on top of a wire-frame image, all overlaid on a representation of Brazilian currency.


Digicon S.A.
- - --------------------------------------------------------------------------------
     Using a range of Autodesk products, including AutoCAD, AutoCAD Designer,
AutoSurf, and 3D Studio software, Digicon S.A. of Brazil has moved from manual drafting methods to complete art-to-part design and manufacture of sophisticated components and equipment. Among Digicon's products is a cash-dispensing mechanism (top photo) that uses vacuum power to mete out currency notes. Comprised of nearly 3,000 parts, this product is the core of more than 13,000 automated teller machines in Brazil.

- - --------------------------------------------------------------------------------
                                                             Carol Bartz,
                                                             Autodesk President,
                                                             CEO, and Chairman

"Autodesk's family of design automation and multimedia products offers customers unlimited design possibilities. Our software has become the standard used in creating the tools that build our world."


VISION FOR THE FUTURE

     As design automation and multimedia technology converge to form one robust, integrated, intuitive design environment, we are entering a new era of creativity and productivity. We believe only Autodesk, with its open technology foundation, flexible business model, diverse product family, customer-focused organization, and content-creation tools, is poised to lead these markets into the future.

     Using the Autodesk product family, architects, engineers, and designers create more than just skyscrapers and automobiles--they create a wealth of information in digital form that lives on long after a project is completed. This intelligent digital content allows objects to be easily modified and manipulated and enables ongoing maintenance, management, and updating of built objects.

     Customers and collaborative teams worldwide now develop and share digital content through every phase of the design process. For example, customers in Tokyo can electronically order bicycles built to their exact measurements and specifications based on AutoCAD models, while engineers routinely use Autodesk software to update and change components of mechanical assemblies.

     Thirteen years ago, AutoCAD software profoundly changed the way design professionals worked by automating design and drafting tasks. With continuing innovations and technological breakthroughs, Autodesk is introducing a more sophisticated design environment, an environment that more closely mirrors the ways people work, think, and interact.

     Autodesk will continue to refine and develop its tools and technologies, empowering customers of all kinds--from home enthusiasts to design professionals and manufacturing engineers--to freely innovate, create, build, and experience their worlds using digital models. And we will better meet the needs of all our customers by forging strong partnerships, with the ultimate goal of being recognized as one of the world's leading technology companies.

Rendered image on top of a wire-frame image of a component.


Parker Hannifin
- - --------------------------------------------------------------------------------
     Parker Hannifin is a worldwide leader in manufacturing components and systems, serving a broad spectrum of customers in the industrial, automotive, and aerospace markets. By partnering with leading manufacturers like Parker
Hannifin, the Autodesk Data Publishing unit provides customers with industry-standard data that can be shared, reused, and updated throughout the design continuum. Parker Hannifin products are now available to designers in the AutoCAD drawing format through the Autodesk Mechanical Library, which includes a CD-ROM-based collection of over 250,000 part drawings and more than 25,000 material types.

FINANCIAL INFORMATION

        Table of Contents

17      Selected Five-Year Financial Data

18      Management's Discussion and Analysis of
        Financial Condition and Results of Operations

24      Consolidated Statement of Income

25      Consolidated Balance Sheet

26      Consolidated Statement of Cash Flows

27      Consolidated Statement of Stockholders' Equity

28      Notes to Consolidated Financial Statements

37      Report of Ernst & Young LLP,
        Independent Auditors

38      Market Information and Dividend Policy

39      Corporate Information

SELECTED FIVE-YEAR FINANCIAL DATA                                  Autodesk,Inc.

                                       -----------------------------------------------------------------
                                                                         Fiscal year ended January 31,
                                       -----------------------------------------------------------------
    (In thousands, except per share
    data, percentages, and employees)         1995          1994       1993          1992       1991
- - --------------------------------------------------------------------------------------------------------
    For the fiscal year
    Revenues                             $ 465,278    $ 418,720    $ 367,721    $ 284,903    $ 237,850
    Direct commissions                      10,666       13,124       14,567       10,929        7,447
    Net revenues                           454,612      405,596      353,154      273,974      230,403
    Cost of revenues                        61,725       63,338       63,652       39,173       27,645
    Marketing and sales                    154,562      137,788      119,871       82,520       67,993
    Research and development                65,176       56,231       51,481       34,782       24,384
    General and administrative              65,738       58,536       54,953       37,268       29,427
    Income from operations                 107,411       89,703       63,197       80,231       80,954
    Interest and other income, net           7,233        7,055       11,566       12,063       11,023
    Litigation charge                       25,500          -          5,000          -            -
    Income before income taxes              89,144       96,758       69,763       92,294       91,977
    Net income                              56,606       62,166       43,873       57,794       56,755
    Net cash provided by
      operating activities                 104,412       88,853       68,608       72,858       58,446
- - --------------------------------------------------------------------------------------------------------
    At year end
    Cash, cash equivalents, and
      marketable securities              $ 255,373    $ 217,011    $ 192,277    $ 191,330    $ 149,732
    Current assets                         373,085      279,557      249,341      247,538      187,631
    Total assets                           482,076      404,874      358,283      328,026      265,234
    Current liabilities                    154,990      102,316       84,080       56,984       43,773
    Total liabilities                      158,592      107,995       90,450       60,721       46,949
    Stockholders' equity                   323,484      296,879      267,833      267,305      218,285
    Working capital                        218,095      177,241      165,261      190,554      143,858
    Number of employees                      1,788        1,788        1,565        1,272        1,102
- - --------------------------------------------------------------------------------------------------------
    Common stock data
    Net income per share                 $    1.14    $    1.25    $    0.88    $    1.15    $    1.15
    Book value per share                 $    6.85    $    6.25    $    5.58    $    5.44    $    4.47
    Dividends paid per share             $    0.24    $    0.24    $    0.24    $    0.23    $    0.20
    Shares used in computing
      net income per share                  49,840       49,740       49,800       49,980       49,368
    Shares outstanding at year end          47,241       47,480       48,022       49,176       48,824
- - --------------------------------------------------------------------------------------------------------
    Financial ratios
    Current ratio                              2.4          2.7          3.0          4.3          4.3
    Return on net revenues                   12.5%        15.3%        12.4%        21.1%        24.6%
    Return on average assets                 12.8%        16.3%        12.8%        19.5%        24.7%
    Return on average
      stockholders' equity                   18.2%        22.0%        16.4%        23.8%        30.1%
- - --------------------------------------------------------------------------------------------------------
    Growth percentages
    Net revenues                             12.1%        14.8%        28.9%        18.9%        32.8%
    Net income                               (8.9%)       41.7%       (24.1%)        1.8%        22.4%
    Net income per share                     (8.8%)       42.0%       (23.5%)          0%        21.1%
- - --------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

NET REVENUES

                           -----------------------------------------------------
                                   Percentage            Percentage
(In millions)                 1995     Change       1994     Change       1993
- - --------------------------------------------------------------------------------
Revenues                    $465.3        11%     $418.7        14%     $367.7
Direct commissions            10.7       (19%)      13.1       (10%)      14.5
- - --------------------------------------------------------------------------------
Net revenues                $454.6        12%     $405.6        15%     $353.2
- - --------------------------------------------------------------------------------

     Autodesk's fiscal year 1995 worldwide net revenues of $454.6 million represent a 12 percent increase over the previous fiscal year. The Company achieved net revenue growth in all sales geographies, the most significant occurring in Asia/Pacific. Growth in net revenues resulted from sales of new products and new releases of existing products, such as AutoCAD/(R)/ LT, AutoCAD/(R)/ Designer, 3D Studio/(R)/ Release 4, AutoVision/(TM)/ Release 2; continued growth from sales of AutoCAD software, the Company's flagship product; and to a lesser extent, from favorable movements in foreign currency exchange rates.

     The most current release of AutoCAD, Release 13, was introduced in the United States and certain foreign markets in the fourth quarter of fiscal year 1995. The growth in AutoCAD revenues resulted from increased sales of commercial versions in Asia/Pacific, Europe, and Latin America, and an increase in AutoCAD upgrade revenues resulting from strong initial demand for Release 13 updates. Consolidated fiscal year 1995 revenues from AutoCAD and AutoCAD updates increased in absolute dollars from the prior fiscal year but decreased as a percentage of consolidated revenues--from approximately 85 percent in the prior fiscal year to approximately 80 percent in the current fiscal year. Non-AutoCAD revenues increased in absolute dollars and as a percentage of consolidated revenues from the prior fiscal year due to increased sales of AutoCAD LT, AutoCAD Designer, and newer product offerings from the Company's Multimedia Market Group. Fiscal year 1994 net revenues increased 15 percent over fiscal year 1993 resulting primarily from strong worldwide sales of AutoCAD Release 12.

     Fiscal year 1995 revenues increased by 25 percent, 15 percent, and 4 percent in Asia/Pacific, Europe, and the Americas, respectively, compared to fiscal year 1994 growth in these regions of 37 percent, 1 percent, and 17 percent. The weaker value of the dollar, relative to international currencies, favorably affected fiscal year 1995 revenues by approximately
$12.0 million compared to fiscal year 1994. Conversely, the stronger value of the dollar negatively impacted fiscal year 1994 revenues by approximately $13.0 million compared to those of fiscal year 1993 and significantly impacted European net revenue growth in fiscal year 1994. Foreign revenues, including export sales from the United States to foreign customers, accounted for approximately 61 percent, 58 percent, and 57 percent of revenues in fiscal years 1995, 1994, and 1993, respectively. The Company has a hedging program to minimize foreign exchange gains or losses, where possible, from recorded foreign-denominated transactions. This program involves the use of forward foreign exchange contracts in the primary European and Asian currencies. The Company does not attempt to hedge translation to US dollars of foreign-denominated revenues and expenses not yet incurred.

                                                                   Autodesk,Inc.

     Substantially all of the Company's European, Asia/Pacific, and US export sales are made through dealers and distributors. In the US, sales to dealers and distributors accounted for approximately 57 percent of US revenues in fiscal year 1995 and 59 percent in fiscal years 1994 and 1993. Prior to the introduction of AutoCAD Release 13 in the fourth quarter, fiscal year 1995 revenue growth had been moderate or flat in the principal domestic sales channels with the most significant increases being in the dealer and educational sales channels.

     Direct commissions paid to dealers decreased from $13.1 million in fiscal year 1994 to $10.7 million in fiscal year 1995 due to a reduction in the domestic commission rate, which went into effect during the last half of fiscal year 1994, partially offset by increased sales to national accounts and US educational institutions.

     A summary of revenues by geographic area is presented in Note 9, page 36, to the consolidated financial statements.

     The percentage of consolidated revenues derived from sales of AutoCAD and AutoCAD updates in fiscal year 1996 is expected to increase from fiscal year 1995, primarily as a result of sales of AutoCAD updates, as well as the availability of localized versions of AutoCAD Release 13. Additionally, the Company expects an increase in revenues from multimedia software products, from vertical-market products such as Autodesk WorkCenter and AutoCAD Designer, and from new and enhanced product offerings planned for fiscal year 1996. Delays in the introduction of new or enhanced products or failure to achieve significant customer acceptance for these new products may have an adverse effect on the Company's revenues and results of operations in future periods. There can be no assurance that the Company will not experience diffi-culties that could delay or prevent the successful development, introduction, and marketing of new products and product enhancements or that its new products and product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. In addition, the Company's revenues in future periods could be affected by changes in currency exchange rates or uncertainties in the global economic environment.

COST OF REVENUES

                           -----------------------------------------------------
                                   Percentage            Percentage
(In millions)                 1995     Change       1994     Change       1993
- - --------------------------------------------------------------------------------
Cost of revenues             $61.7       (3%)      $63.3         0%      $63.7
Percentage of net revenues     14%                   16%                   18%
- - --------------------------------------------------------------------------------

     Cost of revenues includes the purchase and duplication of software media, printing of technical manuals and associated materials, freight, royalties, amortization of capitalized software-development costs, and, in certain foreign markets, software protection locks. The reduction in cost of revenues as a percentage of net revenues in fiscal years 1995 and 1994 resulted primarily from ongoing cost-control measures in production, particularly in the areas of media duplication, packaging, shipping, and, in fiscal year 1995, the introduction of products on lower-cost compact disc media (CD-ROM). The Company's

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


cost of revenues percentage in fiscal year 1995 was not materially impacted by the mix of product sales, while cost of revenues in fiscal year 1994 when compared to fiscal year 1993 was favorably impacted by lower sales of AutoCAD updates, which have a lower gross margin than commercial versions of AutoCAD software.

     In future periods, the Company expects that cost of revenues as a percentage of net revenues may be impacted by the mix of sales of new products, the geographic distribution of sales, sales of AutoCAD updates, and the volume of software sold on CD-ROM media. Additionally, the Company has entered into agreements with third parties who will manufacture and distribute Autodesk's products in the US and certain international locations. Outsourcing, expected to be phased in during fiscal year 1996, should favorably impact the Company's gross margin in future periods.

OPERATING EXPENSES

                           -----------------------------------------------------
                                   Percentage            Percentage
(In millions)                 1995     Change       1994     Change       1993
- - --------------------------------------------------------------------------------
Marketing and sales          $154.6      12%       $137.8       15%      $119.9
Percentage of net revenues      34%                   34%                   34%
- - --------------------------------------------------------------------------------
Research and development      $65.2      16%       $ 56.2        9%      $ 51.5
Percentage of net revenues      14%                   14%                   15%
- - --------------------------------------------------------------------------------
General and administrative    $65.7      12%       $ 58.5        7%      $ 55.0
Percentage of net revenues      14%                   14%                   16%
- - --------------------------------------------------------------------------------

     Marketing and sales expenses include salaries, sales commissions, and travel and facility costs for the Company's marketing, sales, dealer training, and support personnel. These expenses also include programs aimed at increasing revenues, such as advertising, trade shows, and expositions as well as various sales and promotional programs designed for specific sales channels. The increase in fiscal year 1995 expenses resulted from spending necessary to support worldwide marketing efforts of new and enhanced product introductions, including the fiscal year 1995 release of AutoCAD Release 13. The increase in marketing and sales expense from fiscal year 1993 to fiscal year 1994 resulted from launch costs related to new products, increased corporate marketing activities, and increased headcount to support expansion into new markets. The Company expects to continue to emphasize marketing and sales of its products to promote Autodesk's competitive position.

     Research and development expenses consist principally of salaries and benefits for software developers, contract development efforts, and expenses associated with computer equipment used in software development. While remaining consistent as a percentage of net revenues, research and development spending in fiscal year 1995, including $2.1 million of capitalized software-development costs, increased from the prior fiscal year by approximately $11.1 million or 20 percent. Increased spending resulted from the development of new and enhanced products, such as AutoCAD Release 13, and expenses related to localization. Research and development expenses increased in fiscal year 1994

                                                                   Autodesk,Inc.

over fiscal year 1993 due to an increase in domestic research personnel, a full year of operating results of the Company's Mechanical CAD Market Group formed following the acquisition of Micro Engineering Solutions, Inc., in October 1992, partially offset by the elimination of expenses upon the disposition of the Company's Information Systems Division in fiscal year 1993. The Company anticipates that research and development expenses will increase in fiscal year 1996 as a result of product offerings scheduled for release during the year and from expenses associated with localizing certain foreign-language versions of these products. Additionally, the Company intends to continue recruiting and hiring experienced software developers and to consider the acquisition of complementary software technologies and businesses.

     General and administrative expenses include the Company's finance, information systems, human resources, legal, purchasing, and administrative operations. The increase in these expenses in fiscal year 1995 was due to increased legal expenses associated with the litigation discussed below and to higher personnel and facility costs associated with increased operations. The increase in general and administrative expense in fiscal year 1994 over fiscal year 1993 resulted from higher personnel and occupancy costs, partially offset by fiscal year 1993 onetime charges that included a $3.0 million charge associated with the divestiture of two companies comprising the Company's Information Systems Division; $1.4 million to centralize the Company's European production facility; and a charge of $1.1 million resulting from the cancellation of an agreement to purchase land in northern California.

INTEREST AND OTHER INCOME AND LITIGATION CHARGE

                               -------------------------------------------------
                                       Percentage          Percentage
(In millions)                     1995     Change     1994     Change     1993
- - --------------------------------------------------------------------------------
Interest and other income, net   $ 7.2         3%    $ 7.1      (39%)    $11.6
Percentage of net revenues          2%                  2%                  3%
Litigation charge                $25.5               $   0               $ 5.0
Percentage of net revenues          6%                  0%                  1%

     Interest income was $8.0 million, $7.9 million, and $11.1 million for fiscal years 1995, 1994, and 1993, respectively. The increase in fiscal year 1995 interest income from the prior fiscal year resulted from a greater average balance of cash, cash equivalents, and marketable securities, and, to a lesser extent, higher interest rates on the Company's investment portfolio when compared to the same period in the prior fiscal year. This increase was partially offset by interest expense of approximately $200,000 associated with the legal judgment discussed below. Other income, which includes gains and losses resulting from foreign currency transactions primarily in Europe and Asia/Pacific, was ($578,000), ($861,000), and $445,000 in fiscal years 1995,
1994, and 1993, respectively.

     As discussed in Note 4, page 33, to the consolidated financial statements, a $25.5 million judgment was entered against the Company in December 1994 on a claim of trade-secret misappropriation brought by Vermont Microsystems, Inc. Management

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


strongly denies any wrongdoing in this matter and has filed an appeal to this judgment. The effect on fiscal year 1995 net income from the judgment, interest, and certain related expenses was approximately $16.5 million ($0.33 per share). The fiscal year 1993 litigation charge related to the settlement of a class-action lawsuit filed against the Company in February 1992. Under the terms of the settlement, the Company paid $5.0 million in an action on behalf of stockholders who purchased Autodesk common stock between May 6, 1991, and January 30, 1992.

PROVISION FOR INCOME TAXES

                           -----------------------------------------------------
                                   Percentage            Percentage
(In millions)                 1995     Change       1994     Change       1993
- - --------------------------------------------------------------------------------
Provision for income taxes   $32.5       (6%)      $34.6        34%      $25.9
Percentage of net revenues      7%                    9%                    7%
Effective income tax rate    36.5%                 35.8%                 37.1%

     An analysis of the differences between the US statutory and the effective income tax rates is presented in Note 3, page 32, to the consolidated financial statements.

     The Company adopted Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes," in fiscal year 1993. Adoption of this standard did not have a material effect on the Company's consolidated financial statements.

NET INCOME AND NET INCOME PER SHARE

                           -----------------------------------------------------
(In millions, except               Percentage            Percentage
per share data)               1995     Change       1994     Change       1993
- - --------------------------------------------------------------------------------
Net income                   $56.6       (9%)      $62.2        42%      $43.9
Percentage of net revenues     12%                   15%                   12%
Net income per share         $1.14       (9%)      $1.25        42%      $0.88

     The Company's consolidated results of operations to date have not been materially affected by seasonal trends. See Note 8, page 35, to the consolidated financial statements for unaudited quarterly information for fiscal years 1995, 1994, and 1993. However, the Company believes that in the future its results may be impacted by such factors as order deferrals in anticipation of new product releases, delays in the shipment of new products, a slower growth rate in the personal-computer CAD and desktop multimedia software markets, or adverse general economic and industry conditions in any of the countries in which the Company does business. In addition, with a significant portion of net revenues and net income contributed by international operations, fluctuations of the US dollar against foreign currencies and the seasonality of the European, Asia/Pacific, and other international markets could impact the Company's results of operations and financial condition in a particular quarter. Rapid technological change and the Company's ability to develop, manufacture, and market products that successfully

                                                                   Autodesk,Inc.

adapt to that change may also impact results of operations. Further, increased market competition for design-automation and multimedia software products could also negatively impact the Company's results of operations.

     Due to these factors, the Company's future earnings and stock price may be subject to significant volatility, particularly on a quarterly basis. Any shortfall in revenues or earnings from levels expected by securities analysts could have an immediate and significant adverse effect on the trading price of the Company's common stock. The Company typically receives and fulfills a majority of its orders within the quarter, with a substantial portion occurring in the third month of the fiscal quarter. As a result, the Company may not learn of revenue shortfalls until late in a fiscal quarter, which could result in an even more immediate and adverse effect on the trading price of the Company's common stock.

LIQUIDITY AND CAPITAL RESOURCES

     Cash, cash equivalents, and marketable securities, which consist primarily of high-quality municipal bonds and tax-advantaged money market instruments, totaled $255.4 million at January 31, 1995, compared to $217.0 million at January 31, 1994. The increase in cash, cash equivalents, and marketable securities was due primarily to cash generated from operations ($104.4 million) and cash proceeds from the issuance of shares through employee stock option and stock purchase programs ($49.5 million). This increase was partially offset by cash used to repurchase 2,990,000 shares of the Company's common stock under an ongoing systematic repurchase program ($89.9 million);
to purchase computer equipment, furniture, and leasehold improvements ($20.0 million); and to pay dividends on the Company's common stock ($11.3 million).

     During fiscal years 1995, 1994, and 1993, the Company repurchased and retired 2,990,000, 3,176,000, and 2,404,000 shares of its common stock at average repurchase prices of $30.05, $22.54, and $17.95, respectively, pursuant to a systematic repurchase program approved by its Board of Directors to reduce the dilutive effect of common shares to be issued under the Company's stock option plans.

     The Company has an unsecured $40-million bank line of credit, which may be used from time to time to facilitate short-term cash flow requirements. At January 31, 1995, there were no borrowings outstanding under this credit facility. The line of credit expires in June 1995.

     The Company's principal commitments at January 31, 1995, consisted of obligations under operating leases for facilities.

     Longer-term cash requirements, other than normal operating expenses, are anticipated for development of new software products and enhancement of existing products; financing anticipated growth; dividend payments; repurchases of the Company's common stock; and the possible acquisition of software products or technologies complementary to the Company's business. The Company believes that its existing cash, cash equivalents, marketable securities, available line of credit, and anticipated cash generated from operations will be sufficient to satisfy its currently anticipated cash requirements for fiscal year 1996.

CONSOLIDATED STATEMENT OF INCOME                                   Autodesk,Inc.

                                                      ----------------------------------------------
                                                                    Fiscal year ended January 31,
                                                      ----------------------------------------------
    (In thousands, except per share data)                      1995           1994           1993
- - ----------------------------------------------------------------------------------------------------
    Revenues                                               $465,278       $418,720       $367,721
    Direct commissions                                       10,666         13,124         14,567
- - ----------------------------------------------------------------------------------------------------
    Net revenues                                            454,612        405,596        353,154
    Costs and expenses:
      Cost of revenues                                       61,725         63,338         63,652
      Marketing and sales                                   154,562        137,788        119,871
      Research and development                               65,176         56,231         51,481
      General and administrative                             65,738         58,536         54,953
- - ----------------------------------------------------------------------------------------------------
                                                            347,201        315,893        289,957
- - ----------------------------------------------------------------------------------------------------
    Income from operations                                  107,411         89,703         63,197
    Interest and other income, net                            7,233          7,055         11,566
    Litigation charge                                        25,500            -            5,000
- - ----------------------------------------------------------------------------------------------------
    Income before income taxes                               89,144         96,758         69,763
    Provision for income taxes                               32,538         34,592         25,890
- - ----------------------------------------------------------------------------------------------------
    Net income                                             $ 56,606       $ 62,166       $ 43,873
- - ----------------------------------------------------------------------------------------------------
    Net income per share                                   $   1.14       $   1.25       $   0.88
- - ----------------------------------------------------------------------------------------------------
    Shares used in computing net income per share            49,840         49,740         49,800
- - ----------------------------------------------------------------------------------------------------

See accompanying notes.

CONSOLIDATED BALANCE SHEET                                         Autodesk,Inc.


                                                                   ------------------------------------
                                                                                          January 31,
                                                                   ------------------------------------
    (In thousands)                                                               1995            1994
- - -------------------------------------------------------------------------------------------------------
    Assets
    Current assets:
      Cash and cash equivalents                                              $195,038         $85,604
      Marketable securities                                                    45,316          92,004
      Accounts receivable, net of allowance for
        doubtful accounts of $6,457 ($5,204 in 1994)                           86,340          71,245
      Inventories                                                               5,769           8,803
      Deferred income taxes                                                    29,915          14,052
      Prepaid expenses and other current assets                                10,707           7,849
- - -------------------------------------------------------------------------------------------------------
       Total current assets                                                   373,085         279,557
- - -------------------------------------------------------------------------------------------------------
    Marketable securities                                                      15,019          39,403
    Computer equipment, furniture, and leasehold improvements:
      Computer equipment and furniture                                         91,557          76,165
      Leasehold improvements                                                   20,048          16,787
      Accumulated depreciation                                                (65,090)        (51,003)
- - -------------------------------------------------------------------------------------------------------
      Net computer equipment, furniture,
        and leasehold improvements                                             46,515          41,949
    Capitalized software and purchased technologies                            26,406          28,046
    Other assets                                                               21,051          15,919
- - -------------------------------------------------------------------------------------------------------
                                                                             $482,076        $404,874
- - -------------------------------------------------------------------------------------------------------
    Liabilities and stockholders' equity
    Current liabilities:
      Accounts payable                                                       $ 21,535        $ 17,206
      Accrued compensation                                                     18,165          12,931
      Accrued income taxes                                                     53,202          45,136
      Litigation accrual                                                       25,800             -
      Other accrued liabilities                                                36,288          27,043
- - -------------------------------------------------------------------------------------------------------
        Total current liabilities                                             154,990         102,316
- - -------------------------------------------------------------------------------------------------------
    Deferred income taxes                                                       2,625           5,096
    Other liabilities                                                             977             583
    Commitments and contingencies
    Stockholders' equity:
      Common stock, $0.01 par value, 100,000 shares authorized,
        47,241 issued and outstanding (47,480 in 1994)                        100,870          43,769
      Retained earnings                                                       215,064         257,052
      Foreign currency translation adjustment                                   7,550          (3,942)
- - -------------------------------------------------------------------------------------------------------
        Total stockholders' equity                                            323,484         296,879
- - -------------------------------------------------------------------------------------------------------
                                                                             $482,076        $404,874
- - -------------------------------------------------------------------------------------------------------

See accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS                              Autodesk, Inc.

                                                           -------------------------------------------
                                                                       Fiscal year ended January 31,
                                                           -------------------------------------------
    (In thousands)                                                1995           1994           1993
- - ------------------------------------------------------------------------------------------------------
    Operating activities
      Net income                                              $ 56,606       $  62,166     $  43,873
      Adjustments to reconcile net income to net
        cash provided by operating activities:
            Depreciation and amortization                       24,989          20,568        16,386
            Changes in operating assets and liabilities,
              net of business combinations:
            Accounts receivable                                (15,068)         (8,283)      (11,518)
            Inventories                                          3,034           8,049        (5,644)
            Deferred income taxes                              (18,334)         (9,133)       (2,944)
            Prepaid expenses and other
              current assets                                    (2,898)            923         1,910
            Accounts payable and accrued
              liabilities                                       48,017           5,031        20,095
            Accrued income taxes                                 8,066           9,532         6,450
- - ------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                  104,412          88,853        68,608
- - ------------------------------------------------------------------------------------------------------
    Investing activities
      Purchases of available-for-sale marketable
        securities                                             (74,682)       (438,405)     (231,480)
      Maturities of available-for-sale marketable
        securities                                             145,754         426,168       230,581
      Purchases of computer equipment, furniture,
        and leasehold improvements                             (20,019)        (21,503)      (11,008)
      Business combinations, net of cash acquired               (4,469)         (6,536)      (15,037)
      Capitalization of software costs and
        purchases of software technologies                      (4,958)         (2,479)       (2,782)
      Other                                                      4,642           1,474        (4,970)
- - ------------------------------------------------------------------------------------------------------
    Net cash provided (used) by investing activities            46,268         (41,281)      (34,696)
- - ------------------------------------------------------------------------------------------------------
    Financing activities
      Proceeds from issuance of common stock                    59,912          47,899        20,819
      Repurchase of common stock                               (89,851)        (71,586)      (43,145)
      Dividends paid                                           (11,307)        (11,388)      (11,538)
- - ------------------------------------------------------------------------------------------------------
    Net cash used in financing activities                      (41,246)        (35,075)      (33,864)
- - ------------------------------------------------------------------------------------------------------
    Net increase in cash and cash equivalents                  109,434          12,497            48
    Cash and cash equivalents at beginning of year              85,604          73,107        73,059
- - ------------------------------------------------------------------------------------------------------
    Cash and cash equivalents at end of year                  $195,038       $  85,604     $  73,107
- - ------------------------------------------------------------------------------------------------------

See accompanying notes.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY                     Autodesk,Inc.

                                            ----------------------------------------------------------------------------
                                                                              Three-year period ended January 31, 1995
                                            ----------------------------------------------------------------------------
                                                                                            Foreign
                                                Common stock                               currency             Total
                                            ---------------------       Retained        translation      stockholders'
    (In thousands)                          Shares      Amount          earnings         adjustment            equity
- - ------------------------------------------------------------------------------------------------------------------------
    Balances, January 31, 1992              49,176         $ 89,782     $173,939           $ 3,584           $267,305
- - ------------------------------------------------------------------------------------------------------------------------
    Common shares issued under
      stock option and stock
      purchase plans                         1,250           19,292                                            19,292
    Tax effect of stock options                               1,527                                             1,527
    Net income                                                            43,873                               43,873
    Dividends paid                                                       (11,538)                             (11,538)
    Repurchase of common shares             (2,404)         (43,145)                                          (43,145)
    Foreign currency
      translation adjustment                                                                (9,481)            (9,481)
- - ------------------------------------------------------------------------------------------------------------------------
    Balances, January 31, 1993              48,022           67,456      206,274            (5,897)           267,833
- - ------------------------------------------------------------------------------------------------------------------------
    Common shares issued under
      stock option and stock
      purchase plans                         2,634           41,875                                            41,875
    Tax effect of stock options                               6,024                                             6,024
    Net income                                                            62,166                               62,166
    Dividends paid                                                       (11,388)                             (11,388)
    Repurchase of common shares             (3,176)         (71,586)                                          (71,586)
    Foreign currency
      translation adjustment                                                                 1,955              1,955
- - ------------------------------------------------------------------------------------------------------------------------
    Balances, January 31, 1994              47,480           43,769      257,052            (3,942)           296,879
- - ------------------------------------------------------------------------------------------------------------------------
    Common shares issued under
      stock option and stock
      purchase plans                         2,751           49,467                                            49,467
    Tax effect of stock options                              10,445                                            10,445
    Net income                                                            56,606                               56,606
    Dividends paid                                                       (11,307)                             (11,307)
    Repurchase of common shares             (2,990)          (2,811)     (87,040)                             (89,851)
    Foreign currency
      translation adjustment                                                                11,492             11,492
    Unrealized losses on available-
      for-sale securities, net of tax                                       (247)                                (247)
- - ------------------------------------------------------------------------------------------------------------------------
    Balances, January 31, 1995              47,241         $100,870     $215,064           $ 7,550           $323,484
- - ------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations Autodesk, Inc. ("Autodesk" or the "Company"), develops, markets, sells, and supports a family of design-automation and professional multimedia software products for use on personal computers and workstations.

Principles of consolidation The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

     The asset and liability accounts of foreign subsidiaries are translated from their respective functional currencies at the rates in effect at the balance sheet date, and revenue and expense accounts are translated at weighted average rates during the period. Foreign currency translation adjustments are reflected as a separate component of stockholders' equity. Losses resulting from foreign currency transactions, which are included in other income, were $1,043,000, $969,000, and $40,000 in fiscal years 1995, 1994, and 1993, respectively.

     In August 1993, the Company acquired the remaining outstanding stock of Ithaca Software and, in November 1993, purchased the net assets of Woodbourne, Inc. The aggregate cash purchase price of these two transactions was approximately $6.5 million. In fiscal year 1995, approximately $3.5 million was paid to the former Ithaca Software stockholders based on product milestones and revenues. Additional consideration may also be payable based on product milestones and future revenues. In October 1992, the Company acquired all of the outstanding stock of Micro Engineering Solutions, Inc., for approximately $15.0 million in cash. These acquisitions were accounted for using the purchase method of accounting with the purchase prices being principally allocated to capitalized software and intangible assets. The results of the acquired entities, which have not been material in relation to those of the Company, have been included in the consolidated financial results from the respective dates of acquisition.

Foreign currency translation The Company hedges a portion of its exposure on certain intercompany receivables denominated in foreign currencies using forward foreign exchange contracts in European and Asian foreign currencies. Gains and losses associated with exchange rate fluctuations on forward foreign exchange contracts are recorded currently as income or loss as they offset corresponding gains and losses on the foreign currency assets being hedged. The costs of the forward foreign exchange contracts are recorded as interest and other income.

Cash and cash equivalents The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

Marketable securities Marketable securities consist principally of high-quality municipal bonds and tax-advantaged money market instruments. Marketable securities maturing within one year are classified as current assets.

     Effective February 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). SFAS No. 115 has been adopted prospectively, and

                                                                   Autodesk,Inc.

the financial statements of prior years have not been restated. The cumulative effect of adopting SFAS No. 115 was not material at February 1, 1994.

     Under SFAS No. 115, the appropriate classification of securities is determined at the time of purchase and reevaluated as of each balance sheet date. The Company has classified all of its marketable securities as available-for-sale and carries such securities at fair value, with unrealized gains and losses, net of tax, reported in stockholders' equity until disposition.

Concentration of credit risk The Company places its cash, cash equivalents, and marketable securities with financial institutions with high credit standing and, by policy, limits the amounts invested with any one institution, type of security, and issuer. Autodesk's accounts receivables are derived from software sales to a large number of dealers and distributors in the Americas, Europe, and Asia/Pacific. The Company performs ongoing evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary but generally requires no collateral.

Inventories Inventories, consisting principally of software media and technical manuals, are stated at the lower of cost (determined on the first-in, first-out method) or market.

Depreciation and amortization Computer equipment and furniture are depreciated using the straight-line method over the estimated useful lives of the assets, which range from two to ten years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life or the lease term.

Capitalized software and purchased technologies Costs incurred in the initial design phase of software development are expensed as incurred. Once the point of technological feasibility is reached, direct development costs (programming and testing) are capitalized. Certain software-technology rights acquired are also capitalized. Capitalized software is amortized ratably as revenues are recognized, but not less than on a straight-line basis over two- to ten-year periods. Amortization expense was $7,634,000, $7,478,000, and $5,098,000 in fiscal years 1995, 1994, and 1993, respectively.

Royalties The Company licenses software used to develop components of AutoCAD, AutoCAD LT, 3D Studio software, and certain other products. Royalties are payable to developers of the software at various rates and amounts generally based on unit sales or revenues. Royalty expense was $5,944,000, $5,128,000, and $3,390,000 in fiscal years 1995, 1994, and 1993, respectively.
  Such costs are included as a component of cost of revenues.

Revenue recognition Autodesk's revenue recognition policy is in compliance with the provisions of the American Institute of Certified Public Accountants' Statement of Position 91-1, "Software Revenue Recognition." Revenue is recognized at the time of shipment, provided that no significant vendor obligations remain and collection of the resulting receivable is deemed probable. The Company accrues for estimated product returns at the time revenue is recognized. A portion of revenues related to certain customer consulting and training obligations are deferred, while costs associated with certain post-sales customer obligations are accrued.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Net income per share Net income per share is based on the weighted average number of outstanding common shares and dilutive common stock equivalents.

Common Stock split In October 1994, Autodesk's stockholders approved an amendment to the Company Certificate of Incorporation to increase the number of authorized shares of Common Stock from 50,000,000 to 100,000,000 shares and to effect a two-for-one split of the Company's Common Stock in the form of a 100 percent Common Stock dividend. All share and per share amounts have been restated to reflect the stock split.

Reclassifications Certain fiscal year 1994 and 1993 amounts have been reclassified to conform to the fiscal year 1995 presentation.

NOTE 2. FINANCIAL INSTRUMENTS

Fair values of financial instruments Estimated fair values of financial instruments are based on quoted market prices. The carrying amounts and fair value of the Company's financial instruments are as follows:

                              --------------------------------------------------
                                                                    January 31,
                              --------------------------------------------------
                                                  1995                     1994
                              --------------------------------------------------
                                  Carrying        Fair     Carrying        Fair
(In thousands)                      amount       value       amount       value
- - --------------------------------------------------------------------------------
Cash and cash equivalents         $195,038    $195,038      $85,604     $85,604
Marketable securities               60,335      60,335      131,407     131,407
Forward foreign currency
  contracts                             25          25         (36)        (36)

Foreign exchange contracts The Company enters into forward foreign exchange contracts to hedge the value of recorded foreign currency denominated transactions against fluctuation in exchange rates. The purpose of the Company's foreign exchange policy is to minimize the impact of exchange rate fluctuations on certain intercompany balances. Substantially all forward foreign exchange contracts entered into by the Company have maturities of 60 days or less. The notional amounts of foreign exchange contracts were $10.7 million and $6.3 million at January 31, 1995 and 1994, respectively, and were predominantly to buy Swiss francs. While the contract or notional amount is often used to express the volume of foreign exchange contracts, the amounts potentially subject to credit risk are generally limited to the amounts, if any, by which the counterparties' obligations under the agreements exceed the obligations of the Company to the counterparties.

                                                                   Autodesk,Inc.


Marketable securities Marketable securities include the following available-for-sale debt securities as of January 31, 1995:

                               -------------------------------------------------
                                              Gross         Gross    Estimated
                                         unrealized    unrealized         fair
(In thousands)                    Cost        gains        losses        value
- - --------------------------------------------------------------------------------
Short-term:
  Municipal bonds              $45,312      $    6        $   143      $45,175
  Time deposits                    141                                     141
- - --------------------------------------------------------------------------------
                                45,453           6            143       45,316
- - --------------------------------------------------------------------------------
Long-term:
  Municipal bonds               15,271                        252       15,019
- - --------------------------------------------------------------------------------
                               $60,724       $   6        $   395      $60,335
- - --------------------------------------------------------------------------------

     The contractual maturities for Autodesk's short-term marketable securities at January 31, 1995, were one year or less while the Company's long-term marketable securities had contractual maturities due between one and two years. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties. Realized gains and losses on sales of available-for-sale securities for the year ended January 31, 1995, were not material.

NOTE 3. INCOME TAXES

The provision for income taxes consists of the following:

                                  ----------------------------------------------
                                                 Fiscal year ended January 31,
                                  ----------------------------------------------
(In thousands)                            1995            1994            1993
- - --------------------------------------------------------------------------------
Federal:
  Current                             $ 29,203        $ 21,516        $  6,363
  Deferred                             (13,169)         (6,282)         (1,735)
- - --------------------------------------------------------------------------------
State:
  Current                                9,417           7,884           5,129
  Deferred                              (3,839)         (1,110)           (443)
- - --------------------------------------------------------------------------------
Foreign:
  Current                               12,252          14,325          17,342
  Deferred                              (1,326)         (1,741)           (766)
- - --------------------------------------------------------------------------------
                                      $ 32,538        $ 34,592        $ 25,890
- - --------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The principal reasons that the aggregate income tax provisions differ from the US statutory rate of 35 percent (34 percent in fiscal year 1993) are as follows:

                                ------------------------------------------------
                                                 Fiscal year ended January 31,
                                ------------------------------------------------
(In thousands)                            1995            1994            1993
- - --------------------------------------------------------------------------------
Income tax provision at
  statutory rate                      $ 31,200        $ 33,865        $ 23,719
Tax effect of earnings of
  foreign subsidiaries                  (4,916)         (4,537)           (267)
State income taxes, net of
  federal benefit                        4,802           5,277           3,093
Tax-exempt interest                     (1,608)         (1,539)         (1,731)
Other                                    3,060           1,526           1,076
- - --------------------------------------------------------------------------------
                                      $ 32,538        $ 34,592        $ 25,890
- - --------------------------------------------------------------------------------

     The Company adopted Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes," in fiscal year 1993. In accordance with this statement, deferred income taxes are provided for temporary differences between financial statement income and income for tax purposes using enacted tax laws and rates for the years in which the taxes are expected to be paid. Adoption of this statement did not have a material effect on the Company's consolidated financial statements because the Company had previously adopted the liability method of accounting for income taxes.

     Significant sources of the Company's deferred tax assets and liabilities are as follows:

                                      ------------------------------------------
                                                                   January 31,
                                      ------------------------------------------
(In thousands)                                1995                        1994
- - --------------------------------------------------------------------------------
Net deferred tax assets:
  Accrued state income taxes              $  4,607                    $  5,173
  Expenses not currently deductible         21,353                       6,740
  Other                                      3,955                       2,139
- - --------------------------------------------------------------------------------
                                            29,915                      14,052
- - --------------------------------------------------------------------------------
Net deferred tax liabilities:
  Capitalized software                       4,384                       4,857
  Other                                     (1,759)                        239
- - --------------------------------------------------------------------------------
                                             2,625                       5,096
- - --------------------------------------------------------------------------------
Net deferred tax assets                   $ 27,290                    $  8,956
- - --------------------------------------------------------------------------------

                                                                   Autodesk,Inc.



     No provision has been made for federal income taxes on unremitted earnings of certain of the Company's foreign subsidiaries (cumulative $80,493,000 at January 31, 1995) since the Company plans to indefinitely reinvest all such earnings. However, if such earnings were remitted, foreign tax credits of approximately $14.0 million would be available to offset the anticipated US income tax of approximately $35.0 million. Foreign pre-tax income was $34,294,000, $35,840,000, and $32,849,000 in fiscal years 1995, 1994, and 1993, respectively.

     Cash payments for income taxes were $32,361,000, $28,157,000, and $20,857,000 for fiscal years 1995, 1994, and 1993, respectively.

NOTE 4. LITIGATION ACCRUAL

     In December 1994, a $25.5 million judgment was entered into against the Company on a claim of trade-secret misappropriation brought by Vermont Microsystems, Inc. The judgment bears interest until paid (currently 7.22 percent per annum). Management strongly denies any wrongdoing in this matter and has filed an appeal to this judgment. The judgment plus interest through January 31, 1995, and certain related expenses were accrued at year end.

NOTE 5. COMMITMENTS AND CONTINGENCIES

     The Company leases office space and equipment under noncancelable lease agreements. The leases generally provide that the Company pays taxes, insurance, and maintenance expenses related to the leased assets. Future minimum lease payments for fiscal years ended January 31 are as follows:
$15,831,000 in 1996, $13,051,000 in 1997, $11,590,000 in 1998, $10,818,000 in
1999, $9,448,000 in 2000, and $39,356,000 thereafter.

     Rent expense was $18,221,000, $14,806,000, and $14,097,000 in fiscal years 1995, 1994, and 1993, respectively.

     The Company has an unsecured $40-million bank line of credit, which may be used from time to time to facilitate short-term cash flow requirements. The line of credit expires in June 1995.

     The Company is a party to various legal proceedings arising from the normal course of business activities, none of which, in management's opinion, is expected to have a material adverse impact on the Company's consolidated results of operations or its financial position.

NOTE 6. EMPLOYEE BENEFIT PLANS

Stock option plans Under the Company's stock option plans, incentive and nonqualified stock options may be granted to officers, employees, directors, and consultants to purchase shares of the Company's common stock. A maximum of 16,140,000 common stock options have been authorized for issuance under the plans. The exercise price of the stock options is determined by the Company's Board of Directors on the date of grant. In the case of incentive stock options, the exercise price is at least equal to the fair market value of the stock on the grant date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Stock option activity is as follows:
                                                   ------------------------------------
                                                   Number of shares     Price per share
- - ---------------------------------------------------------------------------------------
Options outstanding at January 31, 1993                   9,870,000       $ 5.29-$25.38
  Granted                                                 2,116,000       $20.25-$28.19
  Exercised                                              (2,316,000)      $ 5.29-$25.38
  Canceled                                                 (960,000)      $12.56-$25.38
- - ---------------------------------------------------------------------------------------
Options outstanding at January 31, 1994                   8,710,000       $12.56-$28.19
  Granted                                                 2,123,000       $24.25-$38.25
  Exercised                                              (2,416,000)      $12.56-$25.38
  Canceled                                                 (420,000)      $13.38-$30.25
- - ---------------------------------------------------------------------------------------
Options outstanding at January 31, 1995                   7,997,000       $12.56-$38.25
- - ---------------------------------------------------------------------------------------
Options exercisable at January 31, 1995                   2,838,000       $12.56-$28.19
- - ---------------------------------------------------------------------------------------
Options available for grant at January 31, 1995           1,301,000
- - -------------------------------------------------------------------

     Certain employees have disposed of stock acquired through the exercise of incentive stock options earlier than the mandatory holding period required for such options. The tax benefits allowed to the Company because of these dispositions, together with the tax benefits realized from the exercise of nonqualified stock options, have been recorded as increases to common stock.

Employee stock purchase plan The Company has an employee stock purchase plan for all employees meeting certain eligibility criteria. Under the plan, employees may purchase shares of the Company's common stock, subject to certain limitations, at not less than 85 percent of fair market value as defined in the plan. A total of 2,100,000 shares have been reserved for issuance under the plan. In fiscal years 1995, 1994, and 1993, shares totaling 335,000, 318,000, and 204,000, respectively, were issued under the plan at average prices of $17.90, $14.30, and $13.40 per share. At January 31, 1995, a total of 922,000 shares were available for future issuance under the plan.

Pre-tax savings plans The Company has pre-tax savings plans covering nearly all US employees that qualify under Section 401(k) of the Internal Revenue Code. Under one of the plans, eligible employees may contribute up to 15 percent of their pre-tax salary, subject to certain limitations. Commencing in fiscal year 1993, the Company made voluntary contributions and matched a portion of employee contributions. Company contributions, which can be terminated at the Company's discretion, were $1,474,000, $964,000, and $788,000 in fiscal years 1995, 1994, and 1993, respectively.

                                                                   Autodesk,Inc.


NOTE 7. STOCKHOLDERS' EQUITY

Reincorporation In August 1994, the Company was reincorporated in the state of Delaware. As part of this reincorporation, each outstanding share of the old California Corporation no par common stock was converted to one share of the Delaware Corporation $0.01 par value common stock.

Preferred stock The Company's Articles of Incorporation authorize two million shares of preferred stock, none of which are issued or outstanding. The Board of Directors has the authority to issue the preferred stock in one or more series and to fix rights, preferences, privileges, and restrictions, including dividends, and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders.

Common stock repurchase program During fiscal years 1995, 1994, and 1993, the Company repurchased and retired 2,990,000, 3,176,000, and 2,404,000 shares of its common stock at average repurchase prices of $30.05, $22.54, and $17.95, respectively, pursuant to a systematic repurchase plan approved by the Company's Board of Directors to reduce the dilutive effect of common shares to be issued under the Company's stock option plans.

NOTE 8. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for fiscal years 1995, 1994, and 1993 is as follows:


                               ------------------------------------------------------------
(In thousands, except                  1st          2nd        3rd         4th      Fiscal
per share data)                    Quarter      Quarter    Quarter     Quarter        Year
- - -------------------------------------------------------------------------------------------
Fiscal year 1995
Net revenues                      $106,578    $110,259    $108,179    $129,596    $454,612
Gross margin                        91,479      95,123      93,994     112,291     392,887
Income from operations              24,340      24,398      23,230      35,443     107,411
Net income                          16,446      16,587      15,896       7,677      56,606
Net income per share                  0.33        0.34        0.32        0.15        1.14
- - -------------------------------------------------------------------------------------------
Fiscal year 1994
Net revenues                      $101,665    $103,613    $ 98,176    $102,142    $405,596
Gross margin                        84,661      86,865      83,481      87,251     342,258
Income from operations              21,830      23,935      21,298      22,640      89,703
Net income                          15,442      16,471      14,928      15,325      62,166
Net income per share                  0.31        0.33        0.30        0.31        1.25
- - -------------------------------------------------------------------------------------------
Fiscal year 1993
Net revenues                      $ 75,360    $ 85,479    $ 93,755   $  98,560    $353,154
Gross margin                        63,637      71,448      75,121      79,296     289,502
Income from operations              11,573      13,912      17,371      20,341      63,197
Net income                           9,313      10,558      12,808      11,194      43,873
Net income per share                  0.19        0.22        0.25        0.22        0.88
- - -------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Results for the fourth quarter of fiscal year 1995 included a pre-tax litigation charge of approximately $26.0 million resulting in a $0.33 reduction in earnings per share. Fourth quarter results in fiscal year 1993 included a pre-tax litigation charge of $5.0 million and resulted in a $0.06 reduction in earnings per share.

NOTE 9. INFORMATION BY GEOGRAPHIC AREA

Information regarding the Company's operations by geographic area at January 31, 1995, 1994, and 1993 and for the fiscal years then ended is as follows:


                                                 --------------------------------------
(In thousands)                                       1995          1994           1993
- - ---------------------------------------------------------------------------------------
Revenues:
  The Americas
    Customers in the United States              $ 182,133     $ 177,833      $ 159,431
    Customers in Asia/Pacific                      36,513        26,788         12,726
    Customers in Canada                            15,720        16,173         11,104
    Other exports                                  14,951        11,492          7,450
    Intercompany revenues                          48,539        48,068         39,621
- - ---------------------------------------------------------------------------------------
                                                  297,856       280,354        230,332
- - ---------------------------------------------------------------------------------------
  Europe                                          159,110       138,317        134,983
  Asia/Pacific                                     56,851        48,117         42,027
  Consolidating eliminations                      (48,539)      (48,068)       (39,621)
- - ---------------------------------------------------------------------------------------
                                                $ 465,278     $ 418,720      $ 367,721
- - ---------------------------------------------------------------------------------------
Income from operations:
  The Americas                                  $  71,518     $  56,127      $  36,376
  Europe                                           25,121        24,687         16,770
  Asia/Pacific                                     10,772         8,889         10,051
- - ---------------------------------------------------------------------------------------
                                                $ 107,411     $  89,703      $  63,197
- - ---------------------------------------------------------------------------------------
Identifiable assets:
  The Americas                                  $ 336,403     $ 261,347      $ 280,106
  Europe                                          211,056       172,328        195,630
  Asia/Pacific                                     51,761        45,555         15,780
  Consolidating eliminations                     (117,144)      (74,356)      (133,233)
- - ---------------------------------------------------------------------------------------
                                                $ 482,076     $ 404,874      $ 358,283
- - ---------------------------------------------------------------------------------------

Intercompany revenues consist of royalty revenue paid by the Company's subsidiaries under software license agreements with the US parent company. At January 31, 1995, 1994, and 1993, total foreign net equity was $88,660,000, $115,025,000, and $87,743,000, respectively.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Autodesk, Inc.

     We have audited the accompanying consolidated balance sheets of Autodesk, Inc. as of January 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended January 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Autodesk, Inc. at January 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 1995, in conformity with generally accepted accounting principles.



/s/ ERNST & YOUNG LLP

San Francisco, California
February 22, 1995

MARKET INFORMATION AND DIVIDEND POLICY

MARKET PRICES

     The Company's common stock is traded on the Nasdaq National Market under the symbol ACAD. The following table lists the high and low sales price for each quarter in the last three fiscal years (as adjusted for the stock split in October 1994):

                       ---------------------------------------
                                 High                     Low
- - --------------------------------------------------------------
Fiscal year 1995
First quarter               $  30 7/8               $  24 1/8
Second quarter                 28 1/4                  23 1/4
Third quarter                  35                      24 5/8
Fourth quarter                 41 1/2                  30 3/4
- - --------------------------------------------------------------
Fiscal year 1994
First quarter               $  24 3/8               $  19 3/8
Second quarter                 28 3/8                  19 7/8
Third quarter                  25 7/8                  19 7/8
Fourth quarter                 26 1/8                  18 1/2
- - --------------------------------------------------------------
Fiscal year 1993
First quarter               $  18                   $  11 5/8
Second quarter                 21 1/4                  14 7/8
Third quarter                  26 1/2                  19 5/16
Fourth quarter                 28 1/4                  22 3/8
- - --------------------------------------------------------------

DIVIDENDS

     The Company paid quarterly dividends of $0.06 per share in fiscal years 1995, 1994, and 1993. The Company currently intends to continue paying regular cash dividends on a quarterly basis.

STOCKHOLDERS

     As of March 7, 1995, the approximate number of common stockholders of record was 1,600.

ANNUAL MEETING

     The Company's Annual Meeting of Stockholders will be held at 2:00 p.m. on June 30, 1995, at the Embassy Suites Hotel, 101 McInnis Parkway, San Rafael, California.

FORM 10-K

     A copy of the Company's Annual Report on Form 10-k for fiscal year 1995 filed with the Securities and Exchange Commission may be obtained without charge by sending a written request to Investor Relations, Autodesk, Inc., 111 McInnis Parkway, San Rafael, CA 94903.

CORPORATE INFORMATION

DIRECTORS
Carol Bartz, Chairman
Mark Bertelsen
Crawford Beveridge
J. Hallam Dawson
Greg Lutz
Jim Warren

OFFICERS
Carol Bartz
President and Chief Executive
Officer

John Calonico
Corporate Controller

Robert Carr
Vice President, Engineering
Group

Richard Cuneo
Vice President, US Sales

James D'Arezzo
Vice President, Corporate
Marketing, and Vice
President, GIS and DM Market
Groups

Dominic Gallello
Vice President, Asia/Pacific,
and Acting Vice President,
Mechanical CAD Market
Group

Eric Herr
Chief Financial Officer and
Vice President, Finance and
Administration

John Lynch
Chief Technology Officer and
Vice President, Advanced
Products Group

Steve McMahon
Vice President, Human
Resources

Godfrey Sullivan
Vice President, the Americas,
and Acting Vice President,
AEC/FM Market Group

Michael Sutton
Vice President, Europe

Christine Tsingos
Treasurer

LEGAL COUNSEL
Wilson, Sonsini, Goodrich &
Rosati
650 Page Mill Road
Palo Alto, CA 94304
USA

TRANSFER AGENT
Harris Trust & Savings Bank
c/o Shareholder Services
11th Floor
311 West Monroe Street
Chicago, IL 60606
USA

INDEPENDENT AUDITORS
Ernst & Young LLP
555 California Street
San Francisco, CA 94104
USA

WORLDWIDE OFFICES

CORPORATE HEADQUARTERS
Autodesk, Inc.
111 McInnis Parkway
San Rafael, CA 94903
USA
Phone: 415-507-5000

THE AMERICAS
Americas Headquarters
Autodesk, Inc.
111 McInnis Parkway
San Rafael, CA 94903
USA

Autodesk Mechanical Division
26200 Town Center Drive
Novi, MI 48375
USA

Autodesk Canada Inc.
90 Allstate Parkway
Suite 201
Markham, ON L3R 6H3
Canada

Latin America Headquarters
Autodesk, Inc.
111 McInnis Parkway
San Rafael, CA 94903
USA

Brazil
Autodesk do Brasil Ltda.
Rua Florida, 1758-7(Degrees) Andar
CEP 04565-001
Sao Paulo, SP

Chile
Autodesk, Inc.
Guardia Vieja 255, Suite 317
Europa Building
Providencia, Santiago

Mexico
Autodesk, Inc.
Monte Pelivoux 111-4(Degrees) Piso
Lomas de Chapultepec
11000
Mexico D.F.

Venezuela
Autodesk, Inc.
Centro Cristobal, Av.
Principal, 7(Degrees) Piso
Colinas de Bello Monte, Caracas

ASIA/PACIFIC
Asia/Pacific Headquarters
Autodesk, Inc.
111 McInnis Parkway
San Rafael, CA 94903
USA

Australia
Autodesk Pty. Ltd.
13-15 Lyonpark Road, Level 4
Postal: Locked Bag No. 35
North Ryde
AUS-NSW 2113

China
Autodesk China
Rm. 959 New Century Office Tower
No. 6 Southern Road Capital Gym
Beijing, 100046

Hong Kong
Autodesk Far East Ltd.
Suite 2803A, 28/F, Central Plaza
18 Harbour Road
Wanchai

India
Autodesk, Inc.
No. 206, Raheja Plaza
17, Commissariat Road
Shoolay, Tank Bed Area
Bangalore 560 025

Indonesia
Autodesk Asia Pte Ltd
(Indonesia Representative Office)
Suite 24, Level 12
Wisma Bank Dharmala
J1. Jeneral Sudirman KAV 28
Jakarta Selatan 12910

Japan
Autodesk Ltd. Japan
24th Floor, Yebisu Garden Place Tower
4-20-3 Shibuya-ku
Tokyo 150

Korea
Autodesk Korea Limited
Samboo Blgd., 9Fl
676 Yuksam-dong, Kangnam-ku
Seoul

Malaysia
Autodesk Asia Pte Ltd
(Malaysia Representative Office)
22nd Floor, Plaza Atrium
Lorong P. Ramlee
50250 Kuala Lumpur

Singapore
Autodesk Asia Pte Ltd
391B Orchard Road
#15-05 Ngee Ann City, Tower B
Singapore 0923

Taiwan
Autodesk, Inc. Taiwan
403 Bank Tower
205 Tun Hwa North Road
Taipei, Taiwan, Republic of
China

EUROPE
European Headquarters
Autodesk (Europe) SA
20, route de Pre-Bois
Case Postale 766
CH-1215 Geneva 15
Switzerland

Autodesk Development B.V.
(Technical and Operations)
Rue du Puits-Godet 6
Case Postale 35
CH-2005 Neuchatel

Africa
Autodesk Ltd (Africa)
Hurlingham Office Park,
Block A,
Cnr. William Nicol &
Republic Road
PO Box 782327
RSA-Sandton 2146

Austria
Autodesk Ges.m.b.H.
Traungasse 16
A-4600 Wels

Czechia
Autodesk s.r.o.
Jeseniova 1
CZ-130 00 Prague 3

France
Autodesk, S.a.r.l.
3-5 Avenue du Chemin
de Presles
94410 Saint-Maurice
Paris

Germany and
Eastern Europe
Autodesk GmbH
Hansastrasse 28
D-80686 Munchen

Hungary
Autodesk Ltd. and Autodesk GmbH
Hungary Information and Service Office
Szemlohegy u. 23/b
H-1023 Budapest

Israel
Autodesk Israel GmbH
16 Aba Hilel Silver St.
IS-52506 Ramat Gan

Italy
Autodesk S.p.A.
Milanofiori
Strada 4, Palazzo A5
I-20090 Assago MI

Netherlands
Autodesk B.V.
Druinvenstraat 1
NL-4816 KB Breda

Poland
Autodesk GmbH
Oddzial w Warszawie
ul. Wernyhory 16a
PL-02 727 Warsaw

Portugal
Autodesk Software limitada
Apartado 152
2670 Loures

Russia (CIS)
Autodesk R.F.
2 Baumanskaya, dom 9/23
Korpus 18
107005 Moscow

Spain
Autodesk S.A.
C/Constitucion 1, Planta 1
E-08960 Sant Just Desvern
Barcelona

Sweden
Autodesk AB
Molndalsvagen 24
Box 14261
S-400 20 Goteborg

Switzerland
Autodesk AG
Zurlindenstrasse 29
CH-4133 Pratteln

United Arab Emirates
Autodesk AG
Middle East Operations
P.O. Box 4199
Dubai

United Kingdom
Autodesk Ltd.
Cross Lanes
GB-Guildford,
Surrey GU1 1UJ
England


Autodesk, the Autodesk logo, AutoCAD, 3D Studio, AutoSurf, and ATC are registered trademarks of Autodesk, Inc. Autodesk WorkCenter, AutoVision, and Transform Ideas Into Reality are trademarks of Autodesk, Inc. Windows is a registered trademark of Microsoft Corporation. "Jurassic Park(TM)" (C) Copyright 1992 Universal City Studios, Inc., and Amblin Entertainment, Inc. All other brand names, product names, or trademarks belong to their respective holders.

(C) Copyright 1995 Autodesk, Inc. All rights reserved.

[RECYCLED LOGO APPEARS HERE)

[LOGO OF AUTODESK APPEARS HERE]

Autodesk, Inc.
111 McInnis Parkway
San Rafael, CA 94903
USA
415-507-5000

90000-000000-8981