Form 10-K405, Exhibit 13
period 1996-01-31
AUTODESK INC
filed 1996-04-30
CIK 769397

                                                                      EXHIBIT 13

Autodesk
Design Your World
1996 Annual Report
pg with charts- Net revenues by Geography

Graph- net revenues in fiscal years 1994, 1995, and 1996 of $405.6 million, $454.6 million, and $534.2 million, respectively.

Every day investors ask us, "What exactly does Autodesk do?"

To help answer that question we've created an annual report that is both a financial document and a narrative. It is a story as much about people with vision--customers, partners, Autodesk staff--as it is about developing quality software, leveraging technology trends to pursue new market opportunities, and a reorientation toward customers.

We also want to reintroduce ourselves because we're no longer just the AutoCAD(R) company. We're the company that creates and markets design software, software that you, or people you know, use to create, visualize, imagine, and manage the designed world. Stay with us, it's an exciting story.

                           Selected financial data

       (In thousands, except per share data, percentages, and employees)

                                                 Fiscal year ended
                                                    January 31,           Percentage
                                               1996              1995       change
Net revenues                                 $534,167          $454,612      17.5%
Income from operations                       $129,027          $107,411      20.1%
Net income*                                  $ 87,788          $ 56,606      55.1%
Net income per share*                        $   1.76          $   1.14      54.4%
Return on net revenues                           16.4%             12.5%     31.2%
Working capital                              $203,539          $218,095      (6.7%)
Stockholders' equity                         $342,328          $323,484       5.8%
Shares used in computing net
 income per share                              49,800            49,840         0%
Number of employees                             1,894             1,788       5.9%

 *Fiscal year 1995 results include a pre-tax litigation charge of approximately
  $26 million resulting in a $0.33 reduction in earnings per share.

     Letter to Stockholders

     Last winter when I first began thinking about this letter, I recalled one incident from fiscal year 1996 with particular clarity. I was meeting with the Autodesk Mechanical Desktop(TM) team to discuss beta testing for this new mechanical computer-aided design (CAD) product. The talk was lively and opinionated; it always is at Autodesk. As we got into the rhythm of the meeting, many people seemed to realize at about the same moment that what we'd planned just wasn't going to be enough.

     I'm sure some of us were also thinking about the technology transition problems we were then having with AutoCAD(R) Release 13, and about the thousands of customers and partners we were meeting with worldwide who were telling us what was needed to make this release the success it has since become.

     From the seeds of this Desktop discussion and out of our experience with Release 13, a new model for developing quality software has taken root. It's a model in which Autodesk programmers will work side-by-side with our customers and application developer partners and their customers to shape the final product, to make sure that when it's released, it has the features and the performance gains that design professionals need and expect. And what began as some 60 beta sites for the Desktop eventually topped out at more than 700.

     The other hallmarks of this experience, a renewal of vision and the role of dedicated, gifted people in Autodesk success, also characterize fiscal year 1996, and our future course. Vision has led us into new markets and down exciting paths. We're not just "that CAD software company" anymore, we're a design software company. That story is told through-out this document, and I hope you'll spend some time with it. Vision has led us as well to a renewed commitment to customers. You'll see some of the results of that commitment when you review our strong product lineup and read about our enhanced support resources. But ultimately, people made the difference in fiscal year 1996. Customers, partners, all of us here at Autodesk helped turn a year of difficult but essential change into a success.

     I can tell you that we are working hard to create the best design software in the industry, that we are committed to superior strategic execution in fiscal year 1997, and that we enter our new fiscal year with confidence, with a solid and enduring foundation for success. Now let's look at the bottom-line results.

     Financial Highlights

     Net revenues for the fiscal year ended January 31, 1996, were $534.2 million, an increase of 17.5 percent over the previous year. Net income was $87.8 million or $1.76 per share compared to $73.1 million or $1.47 per share last year. The fiscal year 1995 earnings figure excludes the $16.5 million earnings impact related to the VMI litigation judgment. Setting aside the litigation accrual, earnings grew 20 percent for the year.

     Sales of 233,000 new AutoCAD seats, a record number and an increase of 15 percent over fiscal year 1995, as well as a 32 percent increase in sales of non-AutoCAD products sparked growth. I'm pleased to tell you that the installed AutoCAD base now approaches 1.5 million seats. The 1996 balance sheet also reflects a $17 million increase in cash reserves over the previous fiscal year, even though we spent nearly $108 million to repurchase stock as part of our ongoing commitment to maintaining stockholder value.

     Net revenues by geography were up worldwide. Europe led that annual growth with an increase of 33 percent, its highest in more than 5 years. Asia/Pacific increased by 23 percent; the Americas by only 3 percent, a direct result of the execution problems we had with AutoCAD Release 13.

     A Tough Transition, A Positive Outcome

     The core AutoCAD rearchitecting we undertook for Release 13, which incorporated a new object-oriented design paradigm, made for a difficult transition. But the final AutoCAD Release 13 platform, for Windows(R) 95 and Windows NT(R), is an excellent product. It's significantly faster than the original product and includes new features, some of which, such as real-time Pan and Zoom, customers had wanted for a long time. AutoCAD Release 13 also plays particularly well with new customers who want to pursue a more-collaborative design process using "intelligent" digital models. That story is also told within this document.

     The final Release 13 platform contains the revolutionary new application programming interface, the AutoCAD(R) Runtime Extension (ARX). Developer partners and customers will leverage ARX to create high-powered applications that are integrated into, not merely compatible with, Release
     13. Reaching the ARX milestone is sure to add to AutoCAD success in fiscal year 1997 and beyond.

     The Design Software Company

     Our reorganization around customer-focused market groups began to reach a critical mass in fiscal year 1996. The products these groups are launching in fiscal year 1997 speak strongly to our traditional, but rapidly evolving markets and effectively position us in new ones, authenticating our view of ourselves as the world's leading design software company. To signal this shift we have even changed our Nasdaq stock symbol from ACAD to ADSK.

     In first quarter 1997 we shipped Autodesk Mechanical Desktop for mechanical design. The Desktop, with newly developed assembly-modeling technology, integrates AutoCAD Release 13, AutoCAD(R). Designer, and AutoSurf(R) modules for a comprehensive "art-to-part" mechanical-design environment. Later in fiscal year 1997 we will be launching AutoCAD(R) Map, the first in a planned series of AutoCAD "avors" in which Release 13 technology will be customized and complemented to better suit the needs of our vertical markets.

     When you're first in world markets, as we are in CAD software revenues and in seats for animation and visualization, you're expected to lead. So look for our multimedia team to create a stir as the newly formed Kinetix(TM). Autodesk was born out of an entrepreneurial spirit and continues to foster it, which is why we've launched Kinetix as a separate division. And if you haven't already heard about the new Kinetix animation product 3D Studio MAX(TM), believe me, you will in fiscal year 1997.

     The work of our Data Management Market Group in fiscal year 1996 moves us strongly into new markets for the electronic publishing of design content through Autodesk Data Publishing (ADP) and for design process management software like Autodesk WorkCenter(R). Finally, we're licensing Autodesk technology as OEM engines to select developer partners, a move that further strengthens the competitive advantage of our .DWG file format, the worldwide standard for computer-aided design.

     Each new business opportunity we're pursuing is volume based, markets to existing customers, wins us new ones, and adds to our competitiveness.

     Looking Ahead

     I believe Autodesk is now better positioned to pursue multiple, global opportunities than at any time in our history. Our business model is more integrated and focused, our products support the needs of a total design environment, our partners are stronger, our customer base larger. We're learning, changing, and growing. In fiscal year 1997 we want to delight our customers with quality software. I can't state our future goals any more clearly or powerfully than that. We hope you'll continue to share in our vision.

     And to those people--customers, business partners, stockholders, the Autodesk workforce--who were so very loyal during a challenging business year, I extend my personal thanks.



     Carol Bartz, President, Chief Executive Officer, and
     Chairman of the Board

     Design Your World

     The world of design represents extraordinary business opportunities. In pursuing them, we've become the world's leading design software company.

     "We're becoming the company whose products help define the total design environment. Our market opportunities are limited only by the imagination of the design and multimedia communities."

     Eric Herr, Chief Financial Officer and Vice President, Finance and Administration

     People design office towers and robotics, restorations of natural environments and plans for emergency services, car bodies and cameras. They design educational programs and pipelines, clothing and yachts, video games and maps. People also manage and analyze what they imagine and build. They add aesthetic content to their work as they move through the creative process. And as they design this complex, interrelated world--your world-- they use Autodesk software.

     Opening a Door on the Designed World

     What's more ordinary than grasping a door handle as you enter an office tower on business? You don't think about the cross-hatched, stainless-steel handle that's so easy to grasp and swing, although you can be sure a designer has. No matter. We take for granted the highly designed world.

     Even so, it's a rather extraordinary place. It's a world in which a stream of electronic data defines, organizes, models, and reinforces all the design spaces in your world: From the very tower itself and its urban surroundings to the bushings, screws, and bolts in the door handle assembly. From the advanced electrical, engineering, heating, air-conditioning, and facilities-management systems that support the tower workforce to the product videos you watch with your investment banker.

     These designs and interdependent processes are possible, this environment made functional and pleasing, in part because of the quality, precision, and broad resources found in Autodesk software.

     So although we began with AutoCAD(R) software for computer-aided design, we're now much more. We will always support the 2D CAD market. But professionals across the design continuum now need software that allows them to work in more collaborative and creative ways, to work in 2D and 3D, whether they're manufacturing aircraft, adding special effects to a film, or re-modeling a kitchen. We market software for this wider world of design, software for mechanical CAD, for multimedia and data management, for architecture and geographic information systems, and for design-content creation.

     Your world, Autodesk software.

     Quality Software

     We've innovated a new software-development model to meet the creative and competitive needs of the people designing your world.

     "With Mechanical Desktop, the MCAD Market Group hit high gear. From the Gunslinger events for software development to extended beta testing, from the Mechanical Applications Initiative to the creation of extensive learning materials, we've architected a complete MCAD software solution that will delight customers and partners alike."

     Dominic Gallello, Vice President, MCAD Market Group

     Autodesk Mechanical Desktop(TM) for the mechanical CAD (MCAD) software market typifies this new model, leverages core AutoCAD(R) technology, and redefines for the entire Company what it means to delight customers with quality products.

     The software-development cycle generally follows a linear pattern of coding, quality assurance, automated testing, and so on. With Mechanical Desktop we initiated a new process in addition to following the traditional methodology. We held so-called Gunslinger events (Desktop was code-named Texas) in which software architecture and documentation were refined under exacting real-world conditions.

     Gunslinger teams included Autodesk software-development engineers and application engineers, mechanical engineers from our value-added reseller partners, and most importantly, customer engineers.

     We held 12 four-day Gunslingers at our development sites at which more than 100 mechanical engineers participated. The goal: to create a complete "art to part" MCAD software solution that also helps end-users cut product time-to-market.

     The Dialog

     Gunslinger events fostered a rich dialog. As a participant identified a software issue--perhaps a developer application stalled at a particular command sequence--an Autodesk programmer was there to sort it out online, in real time.

     Typically, this sort of exchange does not occur face-to-face. It happens after product launch and is conducted over e-mail or via fax. Under those circumstances, some highly complex problems may never be fully resolved. The Gunslinger innovation eliminates these inefficiencies. As a result Mechanical Desktop is the product our customers and partners told us they needed, a product that enhances their design creativity and makes them more competitive.

     To meet concerns about training and staffing expressed during the Desktop development cycle, we created curriculum materials targeted for college and university audiences as well as for Autodesk Training Centers. And we provided the award-winning, interactive, multimedia software, Inside Track(TM), which promotes individualized learning of current mechanical-design techniques for both professional and student users.

     Revolutionary ARX

     The tightly integrated Mechanical Desktop modules, among them AutoCAD(R) Release 13 and a newly created Assembly Modeler, unite 2D and 3D design capabilities and provide for associative drafting as well as surface, mechanical-assembly, and feature-based solid modeling.

     We also adapted the Release 13-embedded 32-bit, object-oriented application programming interface, AutoCAD(R) Runtime Extension (ARX), for the MCAD design community. ARX heralds a revolutionary new generation of applications that will be fully integrated into AutoCAD, not merely AutoCAD-compatible. These applications will foster a seamless and associative design, analysis, and manufacturing environment for the MCAD professional.

     This pure focus on customer and partner needs now drives Autodesk software development more than at any other time in our history. We're confident Autodesk Mechanical Desktop software is the right product at the right price point for the estimated US$3 billion MCAD software market.

     Imaginative Software

     Given technology trends, the release of 3D Studio MAX software, and new leadership within our multimedia team, the launch of Kinetix seemed inevitable.

     "With 3D Studio MAX for Windows NT, not only can we leverage new business opportunities in the 3D design animation and modeling space, we can spur that growth. This compelling, cost-effective software unites 2D and 3D design in an intelligent object-oriented environment. It's a trendsetter."

     Larry Crume, Vice President and General
     Manager, Kinetix

     Now Playing: The 3D Experience

     Producing the realistic, interactive 3D content that design professionals and sophisticated consumers desire is costly, typically undertaken in a workstation environment. But demand for the 3D experience is so great that we're seeing a shift in hardware and operating-system choices to accommodate it. Professional users who model and animate in 3D can now achieve workstation-level performance--multiple-processor support, built-in networking capabilities, and 3D graphics acceleration--by moving to the more cost-effective, PC-based, 32-bit Windows NT(R) platform. This opens up an exciting new market for design animation software.

     Kinetix is ready with the vision and the products to leverage these opportunities.

     Who are Kinetix customers? Investment bankers Volpe and Welty define multimedia software as tools for people creating films and videos; authoring interactive content, such as World Wide Web home pages; developing video games; and for visualizing design, where Autodesk 3D Studio(R) and AutoVision(R) software are already market leaders. With the release of 3D Studio MAX(TM) for Windows NT, an object-oriented, next-generation graphics and animation environment, Kinetix offers a single, dynamic content-creation solution for all these market sectors, the current estimated value of which is US$650 million.

     Design Visualization and More

     Many of our architectural and mechanical customers who are now considering a move to Windows NT will want to leverage 3D Studio MAX software's unified 2D and 3D environment if they make the change. With this software, they'll be able to initiate a highly creative, productive process for design visualization and concep-tualization. This software also meets the needs of professional animators and of those creating 3D content for videos, films, and video games. And with 3D Studio MAX plug-ins--products created by our Plug-In developer partners--games professionals can output to the Sony(R) PlayStation(TM) and Sega(R) Saturn games machines. 3D Studio MAX software also supports VRML, Virtual Reality Markup Language, used on the Internet to publish 3D scenes.

     The Vision

     Consumers and design professionals want the richer experience of 3D. Certainly for entertainment--movies like Johnny Mnemonic or Virtuosity, TV, video games--but also for more serious purposes. As a communications tool in educating the medical profession, for animated forensics and crime reenactments, for architectural, engineering, and product design. They want the 3D experience because it mirrors the way people see and absorb information. It enhances understanding, it's visceral. And more interestingly from a market perspective, they want to create it, to explore its design potential. With our software and that of our Plug-In partners, they can.

     New Software Markets

     Real-world location, and the data and documents that are linked to it, must be managed in every design process.

     "GIS technology is no longer for a specialist class. People will be using GIS data on their laptops to avoid traffic jams, book hotel rooms, map out a travel itinerary. It doesn't get more down-to-earth than that."

     Dr. Joseph Astroth, Vice President,
     GIS Market Group

     That freeway will be built 1,500 meters from that wetlands area, How will the one affect the other? Those HVAC-system drawings have to be modified by the construction team, How do they get electronically reviewed and corrected? Not surprisingly, people using Autodesk software also need tools to manage design documents and to optimize data tied to location.

     You and GIS

     A storm knocks out the electricity. You're curbside when the repairperson arrives. She leans out the truck window, asks for your address, and punches some keys on a laptop computer hooked into a cellular phone. You watch as she downloads files, plugs into a printer, and outputs a map of the neighborhood and a diagram of the switching unit on the power pole. Then she hooks up her utility belt, climbs the pole, and gets to work.

     That's a geographic information system, a GIS, in action. It's another way in which information technology is changing our lives. The spatial technology in a GIS yields a database that links maps, design graphics, and related data to real-world location, to geography. That data-base becomes a powerful, intelligent information tool for managing land, assets, and infrastructure--from handling environmental restorations to tracking emergency services. Estimated GIS software market: approaching US$900 million.

     Over 100,000 Autodesk customers already use AutoCAD(R) for mapping. In fiscal year 1997 they can switch to AutoCAD(R) Map software, a more-complete mapping solution with tools for data transfer, custom digitizing, editing and cleanup, query and analysis, presentation and plotting. The GIS Market Group, now developing other products, has this goal: "When people think GIS software solutions, they'll think of Autodesk."

     "In fiscal year 1997, we'll be fulfilling a long-term vision: building market share by offering software that helps customers manage design data and processes. There are no clear leaders in this relatively new market, but we intend to be one."

     James D'Arezzo, Vice President,
     Data Management Market Group

     Managing the Data You Already Have

     Entry into data management and electronic publishing, through Autodesk(R) Data Publishing, is a natural move for us. Our customers, having created more than a billion AutoCAD files, want to cost-effectively organize, manage, visualize, and share that data. They also want re-usable digital content. Who better to provide these tools than the company that helped them create their design data in the first place?

     Estimates suggest that for every professional designing with AutoCAD software, five to ten more people on the extended, collaborative design team may need to access and elaborate on that person's work. Beyond this immediate circle are the manufacturers, purchasers, salespeople, and others who add information to design documents as part of their jobs.

     The solution: software from the Autodesk Data Management Market Group, software that helps people utilize design data and documents for diverse purposes. From Autodesk WorkCenter(R) software for networked file management to Autodesk(R) View for viewing and redlining. From AutoCAD Data Extension(R) for linking data-base information to drawings to the Autodesk(R) Mechanical Library for adding digital content.

     We offer a comprehensive response to these complex, interrelated design needs.

     Collaborative Design

     We're helping our customers explore the economic and aesthetic possibilities of an Internet-based, collaborative design environment using object-oriented digital models.

     As Robert Carr, vice president of our Engineering Group explains, "It's a leading-edge technology story that we're already exploiting through new and existing products and through our industry-standard file formats."

     Digital Models

     A digital model recreates in a computing environment the natural, intuitive way people see designed objects. It's 3D, "experiential computing": a digital model mimics its real-world counter-part. For example, with digital models a robotics assembly can be visualized, analyzed, and simulated before it's built, at tremendous savings. Or models can simulate student learning experiences--flying a plane, running an experiment. We also enjoy digital models in video games and films and on the Internet.

     An effective digital model must also be "intelligent"; its individual objects must "understand" their context, their relationship with other objects, and regenerate quickly and accurately when object parameters change. The digital model, used collaboratively, has tremendous potential to improve design and productivity. Autodesk provides the world with design technology tools that offer these benefits, including AutoCAD(R), Autodesk Mechanical Desktop(R), AutoCAD(R) LT, and 3D Studio MAX(TM) software.

     The Foundry and the Internet

     To be widely adopted, the digital-model paradigm must be economical to implement, easily used, and models must be available in quantity for the mass-market PC platform. Fortunately, much that turns potential into profit is now in place. With technology advances such as the release of 32-bit Windows(R) 95 and the broader professional use of the Windows NT(R) operating system, the digital model now has a life on the desktop.

     This suggests the rise of digital foundries, where design professionals-- our customers--will create and supply digital models in volume. And by permitting on a global scale the fast, easy sharing of these models, the Internet will enable the economies of collaborative design and shorten product development cycles. For example, imagine a robotics manufacturing team downloading revised drawing files from the Internet. They correct files and e-mail them to the engineers, in offices halfway around the world. In a matter of hours, final changes are completed; new files are sent; and manufacturing can begin.

     Industry-Standard File Formats

     As our three-million-plus customers move to the Internet to find these economies, to access already-created digital models and to share their own, they will take with them our open and de facto file-format standards, AutoCAD.DWG and DXF(TM) and 3D Studio .3DS. A fourth file format, .DWF, for the recently announced Autodesk WHIP(TM) Plug-In software has been specifically created for real-time access to 2D, vector-based, design data over the Internet, a fundamental step in enabling a truly collaborative design environment for our customers and their clients.

     These Autodesk formats will become the software languages by which countless digital models will be stored, published, viewed, and manipulated. Millions of people already use them, millions more will.

     "Autodesk's next big franchise, which builds on our design and visualization businesses, will be design-capture software for a collaborative design environment. Autodesk Mechanical Desktop is our first entry in this field, and I think it's a knockout."

     John Lynch, Chief Technology Officer and Vice President, Advanced Products Group

     Delighting Customers

     We want to delight customers with easily accessible, highly utilitarian support resources, such as those on our new World Wide Web home page. We're moving on other fronts as well.

     Enhanced Product Support

     We've installed a new customer-call-tracking software, SCOPUS ProTeam, for recording complete data about support calls. With it, we can spot any trend in end-user problems with a particular software product and quickly initiate proactive solutions. Eventually we'll use SCOPUS to automate the flow of customer questions, bug-related data, and the solutions we've crafted to our technical specialists around the world.

     The Worldwide Workgroups program creates support teams grouped by product and specialty area to rapidly solve complex technical problems. The program leverages the expertise and knowledge of individual Autodesk staff across geographies and reduces duplication of resources. In a related effort, our Product Support team is writing more customer-focused technical papers, which we post to the AutoCAD Forum on CompuServe(R), to our fax information system, and to our World Wide Web site. And as Michael Sutton, vice president of European operations notes, "We're even centralizing customer- and developer-support operations, which allows us to offer more, and more focused, product information and a wider range of technical training and expertise."

     Education and Training Strategies

     Education and training are a vital part of our business. For example in fiscal year 1996, with International Thomson Publishing, we established Autodesk(R) Press to respond to the evolving educational needs of design professionals, educators, and students. The Press's Inside Track(TM) software, an award-winning, interactive, multimedia learning and productivity tool for engineers, is based on the educational concepts of just-in-time and just-enough learning. It optimizes an engineer's use of Autodesk MCAD software by demonstrating the design techniques she must master to solve specific mechanical problems. Under consideration: a similar tool for the AEC community.

     Rather than address learning and training strategies late in a software-development cycle, they will now be instituted concurrently. This approach means better training tools sooner, from technical documentation to the course work presented by our worldwide network of more than 5,000 dealer, distributor, and training center partners. Additionally, we've certified more than 240 Autodesk Systems Centers to deliver advanced industry training, technical support, and solutions to customers. And the new Autodesk Developer Network supplies the marketing and technical support as well as the Autodesk software engines our developer partners need to deliver critical add-on applications.

     Global Accounts, ISO 9000

     We're exploring ways to make it easier for customers to do business with us. For example, the Global Accounts Program sets up a process in which customers, with offices worldwide, can establish global pricing for their software purchases, rather than negotiating contracts and pricing on a country-by-country basis. The Global Accounts Sales Manager then works with other Autodesk sales representatives and dealers and distributors to provide comprehensive account management for these customers.

     As significantly, we have achieved ISO 9001 or ISO 9002 certification in a number of countries, including Germany, Singapore, the UK, the US, and for our European Software Center in Neuchatel, Switzerland. ISO, the International Standards Organization, has established globally recognized standards for quality assurance in software design, development, production, installation, and servicing. All of these advances are win-win developments for our customers and for us.


     "The only sustainable competitive advantage is the ability to learn the right things faster. We can't just market software; we have to help customers hone in on what they need to know, when they need to know it, so that they can be more productive."

     Wayne Hodgins, Technical Director, Autodesk Worldwide Learning Solutions

     Design Partners

     We can focus on what we do best because our partners take excellent care of everything else.

     Autodesk's partner-network of developers, dealers, distributors, and training centers helps us serve markets great and small the world over. The businesses profiled here exemplify the success, creativity, and dedication of thousands more. We celebrate all of them.

     Serving One Market

     Germany's OPEN MIND Software Technologies GmbH, international producers of numerical-control (NC) software that turns CAD into CAM (computer-aided manufacturing), joined our Mechanical Application Initiative because they share our philosophy of combining technologies to benefit customers.

     Integrating their NC applications--hyperWORK for 2D milling and lathing, hyperMILL for 3D mold-and-die work with AutoCAD(R) software allows mechanical designers and manufacturing engineers to work collaboratively from "art to part" within a unified CAM system. Adding additional luster to our mechanical CAD offerings are versions of hyperMILL and hyperCAM (a new, feature-based milling application) fully integrated into Autodesk Mechanical Desktop(TM) software.

     Serving Many

     Quebec-based MKS Compu-Group, Inc., and Eagle Point Software, with headquarters in Iowa, have found multiple-market synergy as Autodesk partners.

     MKS serves the AEC/FM, Civil Engineering, Mapping/GIS, and Process and Power industries as an Autodesk Systems Center, Developer, and Unique Application Reseller. Their activities include developing and selling SAUF, a popular utility that converts English-language AutoCAD Release 12 and Release 13 Help files into French Canadian (significantly different from Continental French); and promoting Autodesk-based solutions through a comprehensive marketing plan that includes strong consulting and support divisions and MKSEXPO, an annual, province wide convention. They are currently localizing AutoCAD Release 13 software and developing an AutoCAD(R) Map-based tool for use in a long-term mapping and GIS project.

     Eagle Point Software began its Autodesk partnership by integrating its stand-alone applications with AutoCAD. They quickly established a reputation for technical support and training expertise and attained Autodesk Dealer status. They now develop and sell more than 85 AutoCAD-based AEC, Civil Engineering, Surveying/Mapping, and Hydrology solutions to 20,000-plus clients in 61 countries. Last year Eagle Point purchased LandCADD, Facility Mapping Systems, and ECOM Associates, and in June went public in a 2-million-share initial offering.

     Opening New Markets

     HOPE (Hindustan Office Products, Ltd.), a New Delhi-based Autodesk Distributor, works closely with a growing network of 100-plus dealers and uses a variety of tactics--including massive customer-education campaigns and a full range of support services--to introduce sophisticated design software solutions to areas that are new to CAD. They have contributed to Autodesk software's strong presence in nearly all of India's design markets, most of which--such as videography, an expanding market due to the privatization of Indian television--are beginning to open up.

     Recent government policies easing access to foreign technologies and products, reducing import tariffs, and the like will further accelerate the pace of technical implementation. HOPE is ready.

     "People use our software and that of our developer partners to do highly creative and innovative work. For example, we never set out to market software for the apparel industry, but they use AutoCAD-based applications just the same. There's wonderful synergy here--customers, us, developers."

     Godfrey Sullivan, Vice President, the Americas

     People with Vision

     "A company is only as good as its people, and I think we have some of the best and the brightest in the industry. When you've got people like these behind every business effort, it's easy to see an exciting future for Autodesk."

     Christine Tsingos, Vice President and Treasurer

     We share responsibility for the Company's success, which requires vision and clarity and a focus on customers.

     "In Product Support we get e-mails and calls from all over the company asking us to help provide customer solutions. We know we've succeeded when a partner comes back with the message that the solution we offered met the customer's needs. Our target is customer delight, and we aim for the bull's-eye."

     Jessica Freiberg, AutoCAD Support Specialist

     "We owe much of our success to the efforts of our worldwide registered developer community. To provide them with the world-class marketing and technical support they need, we launched the Autodesk Developer Network. After all, delighting partners is an integral part of delighting customers."

     Laks Sampath, Product Manager, Autodesk Developer Network

     "We have a rich workplace--rich in people, skills, interests. That's a great plus for a software company. It leads inevitably to greater creativity and confidence."

     Steve McMahon, Vice President, Human Resources

     "We're a high-energy culture, and people are committed to making a difference, in business and in the world. From late-night, pizza-fueled brain-storms to early-morning code reviews, we all feel an obligation to our customers and ourselves to give it our best."

     Blair LaCorte, General Manager, Autodesk Data Publishing

     "In Operations we work to deliver quality products efficiently, on time, cost-effectively. Day-to-day it's exciting to be part of the release process, from the rollout plan to the final sell sheet. We've also earned ISO 9002 certification, which exemplifies our commitment to quality and to customer satisfaction."

     Catrina Eames, Operations Release Coordinator

     "Programming is a science, an art, and a technology, and each programmer's work is essential to everyone else's. Seeing an idea become a reality and serving millions of customers at the same time can be a peak experience."

     Shui-Sheng Chern, Senior Software Engineer


                             Financial Information

Table of Contents

Selected Five-Year Financial Data                                         23

Management's Discussion and Analysis of
Financial Condition and Results of Operations                             24

Consolidated Statement of Income                                          30

Consolidated Balance Sheet                                                31

Consolidated Statement of Cash Flows                                      32

Consolidated Statement of Stockholders' Equity                            33

Notes to Consolidated Financial Statements                                34

Report of Ernst & Young LLP, Independent Auditors                         44

Market Information and Dividend Policy                                    45

Corporate Information                                                     46

Selected Five-Year Financial Data                                 Autodesk, Inc.

                                                                                     Fiscal year ended January 31,
   (In thousands, except per share data,
   percentages, and employees)                  1996           1995            1994           1993            1992

   For the fiscal year
- - ------------------------------------------------------------------------------------------------------------------
   Revenues                                $ 546,884      $ 465,278       $ 418,720      $ 367,721       $ 284,903
   Direct commissions                         12,717         10,666          13,124         14,567          10,929
   Net revenues                              534,167        454,612         405,596        353,154         273,974
   Cost of revenues                           66,812         61,725          63,338         63,652          39,173
   Marketing and sales                       183,550        154,562         137,788        119,871          82,520
   Research and development                   78,678         65,176          56,231         51,481          34,782
   General and administrative                 76,100         65,738          58,536         54,953          37,268
   Income from operations                    129,027        107,411          89,703         63,197          80,231
   Interest and other income, net              9,253          7,233           7,055         11,566          12,063
   Litigation charge                              --         25,500              --          5,000              --
   Income before income taxes                138,280         89,144          96,758         69,763          92,294
   Net income                                 87,788         56,606          62,166         43,873          57,794
   Net cash provided by
     operating activities                    106,632        104,412          88,853         68,608          72,858

   At year end
- - ------------------------------------------------------------------------------------------------------------------
   Cash, cash equivalents,
     and marketable securities             $ 272,402      $ 255,373       $ 217,011      $ 192,277       $ 191,330
   Current assets                            347,834        373,085         279,557        249,341         247,538
   Total assets                              517,929        482,076         404,874        358,283         328,026
   Current liabilities                       144,295        154,990         102,316         84,080          56,984
   Total liabilities                         175,601        158,592         107,995         90,450          60,721
   Stockholders' equity                      342,328        323,484         296,879        267,833         267,305
   Working capital                           203,539        218,095         177,241        165,261         190,554
   Number of employees                         1,894          1,788           1,788          1,565           1,272

   Common stock data
- - ------------------------------------------------------------------------------------------------------------------
   Net income per share                    $    1.76      $    1.14       $    1.25      $    0.88       $    1.15
   Book value per share                    $    7.39      $    6.85       $    6.25      $    5.58       $    5.44
   Dividends paid per share                $    0.24      $    0.24       $    0.24      $    0.24       $    0.23
   Shares used in computing
     net income per share                     49,800         49,840          49,740         49,800          49,980
   Shares outstanding at year end             46,351         47,241          47,480         48,022          49,176

   Financial ratios
- - ------------------------------------------------------------------------------------------------------------------
   Current ratio                                 2.4            2.4             2.7            3.0             4.3
   Return on net revenues                      16.4%          12.5%           15.3%          12.4%           21.1%
   Return on average assets                    17.6%          12.8%           16.3%          12.8%           19.5%
   Return on average stockholders' equity      26.4%          18.2%           22.0%          16.4%           23.8%

   Growth percentages
- - ------------------------------------------------------------------------------------------------------------------
   Net revenues                                17.5%          12.1%           14.8%          28.9%           18.9%
   Net income                                  55.1%          (8.9%)          41.7%         (24.1%)           1.8%
   Net income per share                        54.4%          (8.8%)          42.0%         (23.5%)             0%

Management's Discussion and Analysis of Financial
Condition and Results of Operations

Operating Results

   Net Revenues
                                        Percentage                   Percentage
   (In millions)                1996        change          1995         change          1994
- - -------------------------------------------------------------------------------------------------
   Revenues                  $ 546.9           18%       $ 465.3            11%       $ 418.7
   Direct commissions           12.7           19%          10.7           (19%)         13.1
   Net revenues              $ 534.2           18%       $ 454.6            12%       $ 405.6

Autodesk's consolidated net revenues increased 18 percent to $534.2 million in fiscal year 1996 from $454.6 million in fiscal year 1995. The Company achieved net revenue growth in all sales geographies, the most significant occurring in the Company's European operations. Growth in revenues resulted from higher sales of AutoCAD(R) software, the Company's flagship product, as well as increased sales of multimedia, data management, and low-end CAD product offerings, most notably AutoCAD(R) LT.

Sales of AutoCAD and AutoCAD updates increased from the prior fiscal year while continuing to represent approximately 80 percent of consolidated net revenues. Worldwide demand for AutoCAD remained strong in fiscal year 1996, resulting in the sale of 233,000 new licenses compared to 203,000 in the prior fiscal year. Fiscal year 1996 AutoCAD update revenue resulted principally from sales of the most current AutoCAD version, AutoCAD Release 13, which was released in the fourth quarter of fiscal year 1995. AutoCAD update revenue increased 17 percent over the previous fiscal year to approximately $49 million in fiscal year 1996.

When viewed by geography, fiscal year 1996 net revenues increased 33 percent, 23 percent, and 3 percent in Europe, Asia/Pacific, and the Americas, respectively, compared to fiscal year 1995 growth in these regions of 15 percent, 25 percent, and 4 percent. Foreign revenues, including export sales from the United States, accounted for approximately 64 percent, 61 percent, and 58 percent of revenues in fiscal years 1996, 1995, and 1994, respectively. The weaker value of the dollar, relative to international currencies, favorably affected fiscal year 1996 international revenues by approximately $18.8 million compared to fiscal year 1995. Fiscal year 1995 sales were also favorably impacted by currencies by approximately $12.0 million compared to fiscal year 1994. Since most of the Company's international production costs and operating expenses are incurred in foreign currencies, the net impact of exchange rate fluctuations on income from operations is less than on revenues.

A summary of revenues by geographic area is presented in Note 9, page 43, to the consolidated financial statements.

Direct commissions paid to dealers represented 2 percent of net revenues in both fiscal years 1996 and 1995 and increased to $12.7 million in fiscal year 1996 from $10.7 million in fiscal year 1995. This increase resulted from higher sales to national accounts and US educational institutions. The decrease in direct commissions in fiscal year 1995 when compared to fiscal year 1994 resulted from a reduction in the domestic commission rate in the last half of fiscal year 1994, partially offset by increased national account and educational sales in the US.

The Company expects continued revenue growth during fiscal year 1997 in all geographies resulting from sales of AutoCAD and new product offerings including Autodesk Mechanical Desktop,(TM) 3D Studio MAX,(TM) and AutoCAD(R) Map. Delays in the introduction of new or enhanced products or failure to achieve significant customer acceptance could have a material adverse effect on the Company's revenues and consolidated results of operations in future periods. The foregoing forward-looking information is based upon current expectations of the Company. Actual results could differ materially for the reasons noted and due to other risks, including but not limited to those mentioned above and otherwise discussed under "Certain Risk Factors Which May Impact Future Operating Results," page 27.

                                                                  Autodesk, Inc.

   Cost of Revenues
                                              Percentage                    Percentage
   (In millions)                    1996          change        1995            change       1994
- - ------------------------------------------------------------------------------------------------------
   Cost of revenues               $ 66.8          8%           $ 61.7             (3%)      $ 63.3
   Percentage of net revenues        13%                         14%                           16%

Cost of revenues includes the purchase of disks and compact discs (CD-ROMs), costs associated with transferring the Company's software to electronic media, printing of user manuals and packaging materials, freight, royalties, amortization of capitalized software development costs, and, in certain foreign markets, software protection locks. The improved gross margin in fiscal years 1996 and 1995 resulted from ongoing cost-control measures primarily in the areas of purchasing, disk duplication, assembly, packaging, shipping, and the increased use of lower-cost CD-ROM media. In the future, the Company expects that cost of revenues as a percentage of net revenues may be impacted by the mix of product sales, royalty rates for licensed technology embedded in the Company's products, the geographic distribution of sales, and sales of product updates, which have lower gross margins than commercial versions of the Company's software products.


   Operating Expenses
                                              Percentage                   Percentage
   (In millions)                    1996          change        1995           change         1994
- - ------------------------------------------------------------------------------------------------------
   Marketing and sales           $ 183.6             19%     $ 154.6              12%      $ 137.8
   Percentage of net revenues        34%                         34%                           34%
   Research and development      $  78.7             21%     $  65.2              16%      $  56.2
   Percentage of net revenues        15%                         14%                           14%
   General and administrative    $  76.1             16%     $  65.7              12%      $  58.5
   Percentage of net revenues        14%                         14%                           14%


Marketing and sales expenses include salaries, sales commissions, travel, and facility costs for the Company's marketing, sales, dealer training, and support personnel. These expenses also include programs aimed at increasing revenues, such as advertising, trade shows, and expositions, as well as various sales and promotional programs designed for specific sales channels. While remaining constant as a percentage of net revenues, fiscal year 1996 marketing and sales expenses increased from the prior fiscal year due to an increase in personnel costs, sales incentive programs, continued expansion in the sales geographies, and expenses to support the Company's market group structure. Fiscal year 1995 marketing and sales expenses increased over fiscal year 1994 primarily due to worldwide marketing programs to support releases of new and enhanced products, including AutoCAD Release 13. The Company expects to continue to invest in marketing and sales of its products, to develop market opportunities, and to promote Autodesk's competitive position. Accordingly, the Company expects marketing and sales expenses to continue to be significant, both in absolute dollars and as a percentage of net revenues.

Research and development expenses consist principally of salaries and benefits for software engineers, contract development fees, expenses associated with product translations, costs of computer equipment used in software development, and facility expenses. Total research and development spending, including capitalized expenses, increased $11.4 million or 17 percent during fiscal year 1996 due to the addition of software engineers, costs associated with the development of new and enhanced products, and the translation of certain of these products into foreign languages. Research and development

Management's Discussion and Analysis of Financial
Condition and Results of Operations

spending, including capitalized expenses, in fiscal year 1995 increased $11.1 million from fiscal year 1994 as a result of development costs for software products such as AutoCAD Release 13 and expenses for product localization. The Company capitalized product development expenses of $2.1 million in fiscal year 1995 and none in fiscal years 1996 and 1994. The Company anticipates that research and development expenses will increase in fiscal year 1997 as a result of product development efforts by the Company's market groups. Additionally, the Company intends to continue recruiting and hiring experienced software developers and to consider the licensing and acquisition of complementary software technologies and businesses.

General and administrative expenses include the Company's information systems, human resources, finance, legal, purchasing, and other administrative operations. The increase in these expenses in fiscal year 1996 resulted from higher personnel costs associated with increased operations and expenses to upgrade and maintain the Company's worldwide information systems, partially offset by a reduction in legal expenses. The increase in general and administrative expenses in fiscal year 1995 over fiscal year 1994 resulted primarily from legal expenses incurred in connection with the litigation discussed below and due to higher personnel and facility costs. In fiscal year 1997, the Company currently expects that general and administrative expenses will increase at approximately the same rate as, or slightly below, anticipated revenue growth to support spending on infrastructure, including continued investment in Autodesk's worldwide information systems.

   Interest and Other Income and Litigation Charge

                                             Percentage                Percentage
   (In millions)                       1996      change        1995        change        1994
- - -------------------------------------------------------------------------------------------------
   Interest and other income, net     $ 9.3         28%      $  7.2            3%       $ 7.1
   Percentage of net revenues            2%                      2%                        2%
   Litigation charge                  $   0                  $ 25.5                     $   0
   Percentage of net revenues            0%                      6%                        0%

Interest income was $10.6 million, $8.0 million, and $7.9 million for fiscal years 1996, 1995, and 1994, respectively. The increase in fiscal year 1996 interest income from the prior fiscal year resulted from a greater average balance of cash, cash equivalents, and marketable securities, partially offset by lower interest rates on the Company's international investment portfolio when compared to the same period in the prior fiscal year. Interest and other income for fiscal years 1996 and 1995 was net of interest expense of $1.8 million and $0.2 million, respectively, associated with the legal judgment discussed below.

The Company has a hedging program to minimize foreign exchange gains or losses, where possible, from recorded foreign-denominated assets and liabilities. This program involves the use of forward foreign exchange contracts in the primary European and Asian currencies. The Company does not currently attempt to hedge foreign-denominated revenues and expenses not yet incurred. Gains (losses) resulting from foreign currency transactions primarily in Europe and Asia/Pacific, which are included in interest and other income, were $554,000, ($1,043,000), and ($969,000) in fiscal years 1996, 1995, and 1994, respectively.

In December 1994, a $25.5 million judgment was entered against the Company on a claim of trade secret misappropriation brought by Vermont Microsystems, Inc. ("VMI"). At January 31, 1996, the Company had accrued the judgment plus interest at the rate specified in the judgment. The Company appealed the judgment, and VMI cross-appealed, before the US Court of Appeals for the Second Circuit, in January 1996. Management believes that the ultimate resolution of this matter will not have a material adverse effect on the Company's consolidated financial condition or results of operations. See Note 4, page 39, to the consolidated financial statements.

                                                                  Autodesk, Inc.

   Provision for Income Taxes
                                                     Percentage                 Percentage
  (In millions)                               1996       change         1995        change        1994
- - ----------------------------------------------------------------------------------------------------------
  Provision for income taxes                $ 50.5          55%       $ 32.5          (6%)      $ 34.6
  Percentage of net revenues                    9%                        7%                        9%
  Effective income tax rate                  36.5%                     36.5%                     35.8%

See Note 3, page 38, to the consolidated financial statements for an analysis of the differences between the US statutory and the effective income tax rates.

   Net Income and Net Income per Share
                                                     Percentage                Percentage
   (In millions, except per share data)       1996       change         1995       change         1994
- - ----------------------------------------------------------------------------------------------------------
   Net income                               $ 87.8          55%       $ 56.6         (9%)       $ 62.2
   Percentage of net revenues                  16%                       12%                       15%
   Net income per share                     $ 1.76          54%       $ 1.14         (9%)       $ 1.25

Results for fiscal year 1995 include a pre-tax litigation charge of approximately $26 million resulting in a $0.33 reduction in net income per share.

Certain Risk Factors Which May Impact
Future Operating Results

Autodesk operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control. The following discussion highlights some of these risks and the possible impact of these factors on future results from operations.

The forward-looking statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations, which reflect management's best judgment based on factors known, involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including but not limited to those discussed below. Forward-looking information provided by Autodesk pursuant to the safe harbor established by recent securities legislation should be evaluated in the context of these factors.

Fluctuations in Quarterly Operating Results

The Company has experienced some fluctuations in operating results in interim periods in certain geographic regions due to seasonality. The Company's operating results in Europe during the third fiscal quarter are usually impacted by a slow summer period, while the Asia/Pacific operations typically experience seasonal slowing in the third and fourth fiscal quarters.

The Company typically receives and fulfills a majority of its orders within the quarter, with a substantial portion occurring in the third month of the fiscal quarter. As a result, the Company may not learn of revenue shortfalls until late in a fiscal quarter. Additionally, the Company's operating expenses are based in part on its expectations for future revenues and are relatively fixed in the short term. Any revenue shortfall below expectations could have an immediate and significant adverse effect on results of operations.

Similarly, shortfalls in Autodesk's revenues or earnings from levels expected by securities analysts could have an immediate and significant adverse effect on the trading price of the Company's common stock. Moreover, the Company's stock price is subject to the volatility generally associated with technology stocks and may also be affected by broader market trends unrelated to performance.

Management's Discussion and Analysis of Financial
Condition and Results of Operations

Product Concentration

Autodesk derives a substantial portion of its revenues from sales of AutoCAD, AutoCAD updates, and adjacent products which are interoperable with AutoCAD. As such, any factor adversely affecting sales of AutoCAD and AutoCAD updates, including such factors as market acceptance, product performance and reliability, reputation, price competition, and the availability of third-party applications, could have a material adverse effect on the Company's business and consolidated results of operations and financial condition.

Product Development and Introduction

The software industry is characterized by rapid technological change as well as changes in customer requirements and preferences. The Company believes that its future results will depend largely upon its ability to offer products that compete favorably with respect to price, reliability, performance, range of useful features, continuing product enhancements, reputation, and training. Delays or difficulties with new product introductions or product enhancements planned for release in fiscal year 1997 could have a material and adverse effect on the Company's business and consolidated results of operations. Further, increased competition in the market for design, multimedia, data management, or data publishing software products could also have a negative impact on the Company's business and consolidated results of operations.

The software products offered by the Company are internally complex and may contain errors or defects ("bugs"), especially when first introduced. Despite extensive product testing and quality control, there can be no assurance that defects and errors will not be found in the Company's products. Such defects or errors could result in damage to the Company's reputation, loss of revenues, or lack of market acceptance of its products, any of which could have a material and adverse effect on the Company's business and consolidated results of operations.

Certain of the Company's product development activities are performed by independent firms and contractors while other technologies are licensed from third parties. Autodesk generally either owns or has an exclusive license for use of the software developed by third parties. Because talented development personnel are in high demand, there can be no assurance that independent developers, including those who have developed products for the Company in the past, will be able to provide development support to the Company in the future. Similarly, there can be no assurance that the Company will be able to obtain and renew license agreements on favorable terms, if at all, which could have a material and adverse effect on the Company's business and consolidated results of operations.

International Revenues

The Company anticipates that international revenues will continue to account for a significant portion of its revenues. Risks inherent in the Company's international sales include the following: unexpected changes in regulatory practices and tariffs; difficulties in staffing and managing foreign operations; longer collection cycles; potential changes in tax laws; greater difficulty in protecting intellectual property; and the impact of fluctuating exchange rates between the US dollar and foreign currencies in markets where Autodesk does business. The Company's international results may also be impacted by general economic and political conditions in these foreign markets. During the past fiscal year, the Company's results were adversely impacted by reduced economic expansion in southeast Asia, most notably in Taiwan, and by economic uncertainty and instability in Latin America. There can be no assurance that these and other factors will not have a material and adverse effect on the Company's future international sales and consequently on the Company's business and consolidated results of operations.

Dependence on Distribution Channels

The Company sells its software products primarily to distributors and dealers (value-added resellers or "VARs"). Autodesk's ability to effectively distribute its products depends in part upon the financial and business condition of its VAR network. Although the Company has not to date experienced any material problems with its VAR network, computer software dealers and distributors are typically not highly capitalized and have experienced difficulties during times of economic contraction and may do so in the future. While no single customer accounted for more than 10 percent of the Company's consolidated revenues in fiscal years 1996, 1995, or 1994, the loss of or a significant reduction in business with any one of the Company's major international distributors or large US dealers could have a material and adverse effect on the Company's business and consolidated results of operations in future periods.

                                                                  Autodesk, Inc.

Product Returns

With the exception of certain European distributors, agreements with the Company's VARs do not contain specific product-return privileges. However, the Company permits its VARs to return product in certain instances, generally during periods of product transition and update cycles. In fiscal year
1996, the Company experienced a higher level of product returns than in prior fiscal years, most notably in the US, which management attributed to performance issues associated with initial versions of AutoCAD Release 13 software. Autodesk establishes allowances, including allowances for stock balancing and product rotation, based on estimated future returns of product and after taking into account channel inventory levels, the timing of new product introductions, and other factors. While the Company maintains strict measures to monitor channel inventories and to provide appropriate allowances, actual product returns may differ from the Company's reserve estimates, and such differences could be material to Autodesk's consolidated financial statements.

Intellectual Property

The Company protects its intellectual property through copyright, trade secret, patent, and trademark laws. There can be no assurance that such measures will be adequate to protect the Company's proprietary intellectual property or that claims or infringement of third parties' intellectual property rights will not occur. Costs incurred in the future to litigate intellectual property ownership or to acquire license rights could negatively impact future results of operations.

Liquidity and Capital Resources

Working capital, which consists principally of cash, cash equivalents, and marketable securities, was $203.5 million at January 31, 1996, compared to $218.1 million at January 31, 1995. Cash, cash equivalents, and marketable securities, which consist primarily of high-quality municipal bonds, tax-advantaged money market instruments, and US treasury notes, totaled $272.4 million at January 31, 1996 (including a restricted balance of $28.0 million related to the VMI litigation discussed on page 26), compared to $255.4 million at January 31, 1995. The increase in cash, cash equivalents, and marketable securities of $17.0 million was due primarily to cash generated from operations ($106.6 million) and cash proceeds from the issuance of shares through employee stock option and stock purchase programs ($46.4 million). This increase was partially offset by cash used to repurchase shares of the Company's common stock under an ongoing, systematic repurchase program ($108.0 million); to purchase computer equipment, furniture, and leasehold improvements ($16.3 million); and to pay dividends on the Company's common stock ($11.2 million).

During fiscal years 1996, 1995, and 1994, the Company repurchased and retired 2,671,000, 2,990,000, and 3,176,000 shares of its common stock at average repurchase prices of $40.43, $30.05, and $22.54, respectively, pursuant to a systematic repurchase program approved by its Board of Directors to reduce the dilutive effect of common shares to be issued under the Company's employee stock plans. In December 1995, the Board of Directors continued the program by approving the repurchase of up to 4 million additional shares.

The Company has an unsecured $40 million bank line of credit that may be used from time to time to facilitate short-term cash flow. At January 31, 1996, there were no borrowings outstanding under this credit agreement. The line of credit expires in January 1997.

The Company's principal commitments at January 31, 1996, consisted of obligations under operating leases for facilities.

Longer-term cash requirements, other than normal operating expenses, are anticipated for development of new software products and enhancement of existing products; financing anticipated growth; dividend payments; repurchases of the Company's common stock; and the possible acquisition of businesses, software products, or technologies complementary to the Company's business. The Company believes that its existing cash, cash equivalents, marketable securities, available line of credit, and cash generated from operations will be sufficient to satisfy its currently anticipated cash requirements for fiscal year 1997.

Consolidated Statement of Income

                                                                  Autodesk, Inc.

                                                           Fiscal year ended January 31,
   (In thousands, except per share data)                   1996        1995         1994
- - --------------------------------------------------------------------------------------------
   Revenues                                           $ 546,884   $ 465,278    $ 418,720
   Direct commissions                                    12,717      10,666       13,124
   Net revenues                                         534,167     454,612      405,596

   Costs and expenses:
     Cost of revenues                                    66,812      61,725       63,338
     Marketing and sales                                183,550     154,562      137,788
     Research and development                            78,678      65,176       56,231
     General and administrative                          76,100      65,738       58,536
        Total costs and expenses                        405,140     347,201      315,893

   Income from operations                               129,027     107,411       89,703

   Interest and other income, net                         9,253       7,233        7,055
   Litigation charge                                         --      25,500           --

   Income before income taxes                           138,280      89,144       96,758
   Provision for income taxes                            50,492      32,538       34,592

   Net income                                         $  87,788   $  56,606    $  62,166

   Net income per share                               $    1.76   $    1.14    $    1.25

   Shares used in computing net income per share         49,800      49,840       49,740

   See accompanying notes.

Consolidated Balance Sheet

                                                                  Autodesk, Inc.

                                                                             January 31,
   (In thousands)                                                     1996          1995
   Assets
- - --------------------------------------------------------------------------------------------
   Current assets:
     Cash and cash equivalents                                   $ 129,305     $ 195,038
     Marketable securities                                          64,001        45,316
     Accounts receivable, net of allowance for
       doubtful accounts of $6,731 ($6,457 in 1995)                 93,919        86,340
     Inventories                                                     9,685         5,769
     Deferred income taxes                                          33,769        29,915
     Prepaid expenses and other current assets                      17,155        10,707
       Total current assets                                        347,834       373,085

   Marketable securities, including a restricted balance
     of $28,000 at January 31, 1996                                 79,096        15,019
   Computer equipment, furniture, and leasehold improvements:
     Computer equipment and furniture                              106,643        91,557
     Leasehold improvements                                         21,100        20,048
     Accumulated depreciation                                      (78,778)      (65,090)
       Net computer equipment, furniture, and
         leasehold improvements                                     48,965        46,515
   Capitalized software and purchased technologies                  22,141        26,406
   Other assets                                                     19,893        21,051
                                                                 $ 517,929     $ 482,076

   Liabilities and stockholders' equity
- - --------------------------------------------------------------------------------------------
   Current liabilities:
     Accounts payable                                            $  24,547     $  21,535
     Accrued compensation                                           22,441        18,165
     Accrued income taxes                                           65,517        53,202
     Litigation accrual                                                 --        25,800
     Other accrued liabilities                                      31,790        36,288
       Total current liabilities                                   144,295       154,990

   Deferred income taxes                                             1,912         2,625
   Litigation accrual                                               27,640            --
   Other liabilities                                                 1,754           977

   Commitments and contingencies

   Stockholders' equity:
     Common stock, $0.01 par value; 100,000 shares authorized,
       46,351 issued and outstanding (47,241 in 1995)              140,765       100,870
     Retained earnings                                             191,109       215,064
     Foreign currency translation adjustment                        10,454         7,550
       Total stockholders' equity                                  342,328       323,484
                                                                 $ 517,929     $ 482,076

   See accompanying notes.

Consolidated Statement of Cash Flows                              Autodesk, Inc.

                                                                  Fiscal year ended January 31,

   (In thousands)                                             1996           1995           1994

   Operating activities
- - ---------------------------------------------------------------------------------------------------
   Net income                                            $  87,788      $  56,606      $  62,166
   Adjustments to reconcile net income to
     net cash provided by operating activities:
       Depreciation and amortization                        25,247         24,989         20,568
     Changes in operating assets and liabilities,
       net of business combinations:
         Accounts receivable                                (7,579)       (15,068)        (8,283)
         Inventories                                        (3,850)         3,034          8,049
         Deferred income taxes                              (4,567)       (18,334)        (9,133)
         Prepaid expenses and other current assets          (6,443)        (2,898)           923
         Accounts payable and accrued liabilities            3,721         48,017          5,031
         Accrued income taxes                               12,315          8,066          9,532

   Net cash provided by operating activities               106,632        104,412         88,853

   Investing activities
- - ---------------------------------------------------------------------------------------------------
   Purchases of available-for-sale
     marketable securities                                (224,655)       (74,682)      (438,405)
   Maturities of available-for-sale
     marketable securities                                 141,893        145,754        426,168
   Purchases of computer equipment, furniture,
       and leasehold improvements                          (16,306)       (20,019)       (21,503)
   Business combinations, net of cash acquired              (7,194)        (4,469)        (6,536)
   Capitalization of software costs and purchases
       of software technologies                             (1,409)        (4,958)        (2,479)
   Other                                                     8,042          4,642          1,474

   Net cash provided (used) by investing activities        (99,629)        46,268        (41,281)

   Financing activities
- - ---------------------------------------------------------------------------------------------------
   Proceeds from issuance of common stock                   46,424         59,912         47,899
   Repurchase of common stock                             (107,976)       (89,851)       (71,586)
   Dividends paid                                          (11,184)       (11,307)       (11,388)
   Net cash used in financing activities                   (72,736)       (41,246)       (35,075)
   Net increase (decrease) in cash and cash equivalents    (65,733)       109,434         12,497
   Cash and cash equivalents at beginning of year          195,038         85,604         73,107
   Cash and cash equivalents at end of year              $ 129,305      $ 195,038      $  85,604

   See accompanying notes.

Consolidated Statement of Stockholders' Equity                    Autodesk, Inc.

                                                                     Three-year period ended January 31, 1996

                                                                                       Foreign
                                                                                      currency          Total
                                               Common stock            Retained    translation  stockholders'
   (In thousands)                          Shares         Amount       earnings     adjustment         equity
   Balances, January 31, 1993              48,022      $  67,456      $ 206,274      $  (5,897)     $ 267,833
- - ----------------------------------------------------------------------------------------------------------------
   Common shares issued under stock
     option and stock purchase plans        2,634         41,875                                       41,875
   Tax effect of stock options                             6,024                                        6,024
   Net income                                                            62,166                        62,166
   Dividends paid                                                       (11,388)                      (11,388)
   Repurchase of common shares             (3,176)       (71,586)                                     (71,586)
   Foreign currency
     translation adjustment                                                              1,955          1,955

   Balances, January 31, 1994              47,480         43,769        257,052         (3,942)       296,879
- - ----------------------------------------------------------------------------------------------------------------
   Common shares issued under stock
     option and stock purchase plans        2,751         49,467                                       49,467
   Tax effect of stock options                            10,445                                       10,445
   Net income                                                            56,606                        56,606
   Dividends paid                                                       (11,307)                      (11,307)
   Repurchase of common shares             (2,990)        (2,811)       (87,040)                      (89,851)
   Foreign currency
     translation adjustment                                                             11,492         11,492
   Unrealized losses on available-
     for-sale securities, net of tax                                       (247)                         (247)

   Balances, January 31, 1995              47,241        100,870        215,064          7,550        323,484
- - ----------------------------------------------------------------------------------------------------------------
   Common shares issued under stock
     option and stock purchase plans        1,781         35,712                                       35,712
   Tax effect of stock options                            10,712                                       10,712
   Net income                                                            87,788                        87,788
   Dividends paid                                                       (11,184)                      (11,184)
   Repurchase of common shares             (2,671)        (6,529)      (101,447)                     (107,976)
   Foreign currency
     translation adjustment                                                              2,904          2,904
   Unrealized gains on available-
     for-sale securities, net of tax                                        888                           888

   Balances, January 31, 1996              46,351      $ 140,765      $ 191,109      $  10,454      $ 342,328
- - ----------------------------------------------------------------------------------------------------------------

   See accompanying notes.

Notes to Consolidated Financial Statements


Note 1. Summary of significant accounting policies

Operations

Autodesk, Inc. ("Autodesk" or the "Company"), develops, markets, and sells a family of design and multimedia software products for use on personal computers and workstations.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

The asset and liability accounts of foreign subsidiaries are translated from their respective functional currencies at the rates in effect at the balance sheet date, and revenue and expense accounts are translated at weighted average rates during the period. Foreign currency translation adjustments are reflected as a separate component of stockholders' equity. Gains (losses) resulting from foreign currency transactions, which are included in interest and other income, were $554,000, ($1,043,000), and ($969,000) in fiscal years 1996, 1995, and
1994, respectively.

In August 1993, the Company acquired the remaining outstanding stock of Ithaca Software and in November 1993, purchased the net assets of Woodbourne, Inc. The aggregate cash purchase price of these two transactions was approximately $6.5 million. In fiscal year 1995, approximately $3.5 million was paid to the former Ithaca Software stockholders based on product milestones and revenues. In August 1995, the Company acquired certain assets of Automated Methods (Pty) Ltd. and during fiscal year 1996 made final payments to the former Ithaca stockholders based on revenues from specified products. Cash payments associated with these transactions totaled approximately $7.2 million. Additional consideration may also be payable to the former shareholders of Automated Methods (Pty) Ltd. based on future revenues from specified products. These acquisitions were accounted for using the purchase method of accounting with the purchase price being principally allocated to capitalized software and purchased technologies, and intangible assets. The results of the acquired entities, which have not been material in relation to those of the Company, have been included in the consolidated financial results from the respective dates of acquisition.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign currency translation

The Company hedges a portion of its exposure on certain intercompany receivables and payables denominated in foreign currencies using forward foreign exchange contracts in European and Asian foreign currencies. Gains and losses associated with exchange rate fluctuations on forward foreign exchange contracts are recorded currently as other income or loss and offset corresponding gains and losses on the foreign currency assets being hedged. The costs of forward foreign exchange contracts are amortized on a straight-line basis over the life of the contract as interest and other income.

Cash and cash equivalents

The Company considers all highly liquid investments with insignificant interest-rate risk and original maturities of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

Marketable securities

Marketable securities, consisting principally of high-quality municipal bonds, tax-advantaged money market instruments, and US treasury notes, are stated at fair value. Marketable securities maturing within one year that are not restricted are classified as current assets.

                                                                  Autodesk, Inc.

Effective February 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS No. 115"). FAS No. 115 has been adopted prospectively, and the financial statements of prior years have not been restated. The cumulative effect as of February 1, 1994, of adopting FAS No. 115 was not material.

Under FAS No. 115, the appropriate classification of securities is determined at the time of purchase and is reevaluated as of each balance sheet date. The Company has classified all of its marketable securities as available-for-sale and carries such securities at fair value, with unrealized gains and losses, net of tax, reported in stockholders' equity until disposition.

Concentration of credit risk

The Company places its cash, cash equivalents, and marketable securities with financial institutions with high credit standing and, by policy, limits the amounts invested with any one institution, type of security, and issuer. Autodesk's accounts receivable are derived from software sales to a large number of dealers and distributors in the Americas, Europe, and Asia/Pacific. The Company performs ongoing evaluations of its customers' financial conditions and limits the amount of credit extended when deemed necessary, but generally requires no collateral.

Inventories

Inventories, consisting principally of disks and technical manuals, are stated at the lower of cost (determined on the first-in, first-out method) or market.

Computer equipment, furniture, and leasehold improvements

Computer equipment and furniture are depreciated using the straight-line method over the estimated useful lives of the assets, which range from two to ten years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life or the lease term.

Capitalized software and purchased technologies

Costs incurred in the initial design phase of software development are expensed as incurred. Once the point of technological feasibility is reached, production costs (programming and testing) are capitalized. Certain acquired software-technology rights are also capitalized. Capitalized software costs are amortized ratably as revenues are recognized, but not less than on a straight-line basis over two- to seven-year periods. Amortization expense was $11,765,000, $7,634,000, and $7,478,000 in fiscal years 1996, 1995, and 1994, respectively. The actual lives of the Company's capitalized software or purchased technologies may differ from the Company's estimates, and such differences could cause carrying amounts of these assets to be reduced materially.

Royalties

The Company licenses software used to develop components of AutoCAD, AutoCAD LT, 3D Studio, and certain other software products. Royalties are payable to developers of the software at various rates and amounts generally based on unit sales or revenues. Royalty expense was $6,102,000, $5,944,000, and $5,128,000 in fiscal years 1996, 1995, and 1994, respectively. Such costs are included as a component of cost of revenues.

Revenue recognition

Autodesk's revenue recognition policy is in compliance with the provisions of the American Institute of Certified Public Accountants' Statement of Position 91-1, "Software Revenue Recognition." Revenue is recognized at the time of shipment, provided that no significant vendor obligations exist and collection of the resulting receivable is deemed probable. A portion of revenues related to customer consulting and training obligations is deferred, while costs associated with certain post-sale customer obligations are accrued.

Notes to Consolidated Financial Statements


Autodesk establishes allowances for product returns, including allowances for stock balancing and product rotation, based on estimated future returns of product and after taking into consideration channel inventory levels at its resellers, the timing of new product introductions, and other factors. These allowances are recorded as direct reductions of accounts receivable. While the Company maintains strict measures to monitor channel inventories and to provide appropriate allowances, actual product returns may differ from the Company's estimates, and such differences could be material to the consolidated financial statements.

Net income per share

Net income per share is based on the weighted average number of outstanding common shares and dilutive common stock equivalents.

Common stock split

In October 1994, Autodesk's stockholders approved an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of common stock from 50,000,000 to 100,000,000 shares and to effect a two-for-one split of the Company's common stock in the form of a 100 percent common stock dividend. All share and per share amounts have been restated to reflect the stock split.

Recently issued accounting standards

In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("FAS No. 121"). FAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company will adopt FAS No. 121 in the first quarter of fiscal year 1997. Based on current circumstances, management does not believe the effect of adoption will be material to the consolidated financial statements.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS No. 123") was issued in October 1995 and is effective for the Company's fiscal year ending January 31, 1997. FAS No. 123 allows for the adoption of a new fair-value-based method or the continued use of the intrinsic-value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25") to measure compensation expense for the Company's stock-based compensation plans. The Company intends to continue to follow APB No. 25 but will be required to make pro forma disclosures of net income and earnings per share as if the fair-value-based method had been applied.


Note 2. Financial Instruments

Fair values of financial instruments

Estimated fair values of financial instruments are based on quoted market prices. The carrying amounts and fair value of the Company's financial instruments are as follows:

                                             January 31, 1996           January 31, 1995

                                          Carrying                    Carrying
   (In thousands)                           amount    Fair value        amount    Fair value
- - ------------------------------------------------------------------------------------------------
   Cash and cash equivalents             $ 129,305     $ 129,305     $ 195,038     $ 195,038
   Marketable securities                   143,097       143,097        60,335        60,335
   Forward foreign currency contracts         (143)         (143)           25            25

                                                                  Autodesk, Inc.

Foreign currency contracts

The Company enters into forward foreign currency contracts to hedge the value of assets and liabilities recorded in foreign currencies against fluctuations in exchange rates. Substantially all forward foreign currency contracts entered into by the Company have maturities of 60 days or less. The notional amounts of foreign currency contracts were $15.5 million and $10.7 million at January 31, 1996 and 1995, respectively, and were predominantly to buy Swiss francs. While the contract or notional amount is often used to express the volume of foreign exchange contracts, the amounts potentially subject to credit risk are generally limited to the amounts, if any, by which the counterparties' obligations under the agreements exceed the obligations of the Company to the counterparties.

Marketable securities

Marketable securities include the following available-for-sale debt securities at January 31, 1996 and 1995:

                                              Gross        Gross    Estimated
                                         unrealized   unrealized         fair
   (In thousands)                 Cost        gains       losses        value

   January 31, 1996
- - --------------------------------------------------------------------------------
   Short-Term:
     Municipal bonds          $ 30,439     $     85     $      1     $ 30,523
     Time deposits              33,478           --           --       33,478
                                63,917           85            1       64,001

   Long-Term:
     Municipal bonds            47,380          694            3       48,071
     US Treasury notes          29,397          608            3       30,002
     Time deposits and other     1,008           15           --        1,023
                                77,785        1,317            6       79,096
                              $141,702     $  1,402     $      7     $143,097

   January 31, 1995
- - --------------------------------------------------------------------------------
   Short-Term:
     Municipal bonds          $ 45,312     $      6     $    143     $ 45,175
     Time deposits                 141                                    141
                                45,453            6          143       45,316

   Long-Term:
     Municipal bonds            15,271                       252       15,019
                              $ 60,724     $      6     $    395     $ 60,335

Long-term US Treasury notes included a restricted balance of $28 million at January 31, 1996. The contractual maturities of Autodesk's short-term marketable securities at January 31, 1996, were one year or less while the Company's long-term marketable securities had contractual maturities of between one and two years except $3.8 million maturing in three years. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

Notes to Consolidated Financial Statements

Note 3. Income Taxes

The provision for income taxes consists of the following:

                                     Fiscal year ended January 31,

   (In thousands)               1996           1995           1994
- - ----------------------------------------------------------------------
   Federal:
     Current                $ 26,711       $ 29,203       $ 21,516
     Deferred                 (3,392)       (13,169)        (6,282)

   State:
     Current                   8,779          9,417          7,884
     Deferred                   (856)        (3,839)        (1,110)

   Foreign:
     Current                  19,569         12,252         14,325
     Deferred                   (319)        (1,326)        (1,741)
                            $ 50,492       $ 32,538       $ 34,592

The principal reasons that the aggregate income tax provisions differ from the US statutory rate of 35 percent are as follows:

                                                             Fiscal year ended January 31,

   (In thousands)                                         1996          1995          1994
- - ----------------------------------------------------------------------------------------------
   Income tax provision at statutory rate             $ 48,398      $ 31,200      $ 33,865
   Foreign income taxed at rates different from
     the US statutory rate                              (7,863)       (4,916)       (4,537)
   State income taxes, net of federal benefit            8,616         4,802         5,277
   Tax-exempt interest                                  (1,668)       (1,608)       (1,539)
   Other                                                 3,009         3,060         1,526
                                                      $ 50,492      $ 32,538      $ 34,592

                                                                  Autodesk, Inc.


Significant sources of the Company's deferred tax assets and liabilities are as follows:

                                     Fiscal year ended January 31,

   (In thousands)                              1996           1995
- - ----------------------------------------------------------------------
   Net deferred tax assets:
     Accrued state income taxes            $  5,409       $  4,607
     Expenses not currently deductible       24,303         21,353
     Other                                    4,057          3,955
                                             33,769         29,915

   Net deferred tax liabilities:
     Capitalized software                     2,573          4,384
     Other                                     (661)        (1,759)
                                              1,912          2,625

   Net deferred tax assets                 $ 31,857       $ 27,290

No provision has been made for federal income taxes on unremitted earnings of certain of the Company's foreign subsidiaries (cumulative $122,257,000 at January 31, 1996) since the Company plans to indefinitely reinvest all such earnings. At January 31, 1996, the unrecognized deferred tax liability for these earnings was approximately $35.8 million. Foreign pre-tax income was $64,433,000, $34,294,000, and $35,840,000 in fiscal years 1996, 1995, and 1994, respectively.

Cash payments for income taxes were $32,032,000, $32,361,000, and $28,157,000 for fiscal years 1996, 1995, and 1994, respectively.


Note 4. Litigation Accrual

In December 1994, the Company recorded a $25.5 million litigation charge as the result of a judgment against the Company on a claim of trade secret misappropriation brought by Vermont Microsystems, Inc. ("VMI"). The Company appealed that judgment, and VMI cross-appealed, before the US Court of Appeals for the Second Circuit, in January 1996. The Company is awaiting a ruling on the appeal. Management believes the claims in the case, including a cross-appeal by VMI for additional damages, are without merit and that the ultimate resolution of this matter will not have a material adverse effect on the Company's consolidated financial condition or results of operations. However, depending on the amount and timing, an unfavorable resolution of this matter could materially affect the Company's future results of operations or cash flows in a particular period.

The Company was required by statute to post collateral approximating the amount of the judgment plus accrued interest. At January 31, 1996, the Company's long-term marketable securities included a balance of $28.0 million which is restricted as to its use until final adjudication of this matter.

Notes to Consolidated Financial Statements


Note 5. Commitments and Contingencies

The Company leases office space and equipment under noncancelable lease agreements. The leases generally provide that the Company pay taxes, insurance, and maintenance expenses related to the leased assets. Future minimum lease payments for fiscal years ended January 31 are as follows: $14,280,000 in 1997; $12,687,000 in 1998; $11,437,000 in 1999; $9,770,000 in 2000; $7,648,000 in
2001; and $32,757,000 thereafter.

Rent expense was $16,992,000, $18,221,000, and $14,806,000 in fiscal years 1996,
1995, and 1994, respectively.

The Company has an unsecured $40 million bank line of credit, which may be used from time to time to facilitate short-term cash flow. The line of credit expires in January 1997.

The Company is a party to various legal proceedings arising from the normal course of business activities. In management's opinion, resolution of these matters is not expected to have a material adverse impact on the Company's consolidated results of operations or its financial position. However, depending on the amount and timing, an unfavorable resolution of a matter could materially affect the Company's future results of operations or cash flows in a particular period.


Note 6. Employee Benefit Plans

Stock Option Plans

Under the Company's stock option plans, incentive and nonqualified stock options may be granted to officers, employees, directors, and consultants to purchase shares of the Company's common stock. A maximum of 20,240,000 shares of common stock have been authorized for issuance under the plans. The exercise price of the stock options is determined by the Company's Board of Directors on the date of grant and is at least equal to the fair market value of the stock on the grant date.

Stock option activity is as follows:

                                                Number of Shares     Price Per Share
- - ----------------------------------------------------------------------------------------
   Options outstanding at January 31, 1994             8,710,000       $12.56-$28.19
     Granted                                           2,123,000       $24.25-$38.25
     Exercised                                        (2,416,000)      $12.56-$25.38
     Canceled                                           (420,000)      $13.38-$30.25

   Options outstanding at January 31, 1995             7,997,000       $12.56-$38.25
     Granted                                           2,546,000       $35.25-$49.25
     Exercised                                        (1,484,000)      $12.56-$30.50
     Canceled                                           (368,000)      $13.38-$49.25

   Options outstanding at January 31, 1996             8,691,000       $13.38-$49.25

   Options exercisable at January 31, 1996             3,379,000       $13.38-$38.25

   Options available for grant at January 31, 1996     3,223,000

                                                                  Autodesk, Inc.


Certain employees have disposed of stock acquired through the exercise of incentive stock options earlier than the mandatory holding period required for such options. The tax benefits allowed to the Company because of these dispositions, together with the tax benefits realized from the exercise of nonqualified stock options, have been recorded as increases to common stock.

Employee Stock Purchase Plan

The Company has an employee stock purchase plan for all employees meeting certain eligibility criteria. Under the plan, employees may purchase shares of the Company's common stock, subject to certain limitations, at not less than 85 percent of fair market value as defined in the plan. A total of 2,100,000 shares have been reserved for issuance under the plan. In fiscal years 1996, 1995, and 1994, shares totaling 301,000, 335,000, and 318,000, respectively, were issued under the plan at average prices of $24.01, $17.90, and $14.30 per share. At January 31, 1996, a total of 621,000 shares were available for future issuance under the plan.

Pre-Tax Savings Plans

The Company has pre-tax savings plans covering nearly all US employees that qualify under Section 401(k) of the Internal Revenue Code. Eligible employees may contribute up to 15 percent of their pre-tax salary, subject to certain limitations. The Company makes voluntary contributions and matches a portion of employee contributions. Company contributions, which may be terminated at the Company's discretion, were $2,442,000, $1,474,000, and $964,000 in fiscal years 1996, 1995, and 1994, respectively.


Note 7. Stockholders' Equity

Reincorporation

In August 1994, the Company was reincorporated in the state of Delaware. As part of this reincorporation, each outstanding share of the California corporation no par common stock was converted to one share of the Delaware corporation $0.01 par value common stock.

Preferred Stock

The Company's Certificate of Incorporation authorizes two million shares of preferred stock, none of which is issued or outstanding. The Board of Directors has the authority to issue the preferred stock in one or more series and to fix rights, preferences, privileges and restrictions, including dividends, and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders.

In December 1995, the Company adopted a Shareholder Rights Plan which provides existing stockholders with the right to purchase for $200 one one-thousandth of a share of perferred stock for each share of common stock owned by the stockholder in the event of certain changes in the Company's ownership. These rights may serve as a deterrent to certain unauthorized takeover attempts which are not in the best interests of stockholders. The rights expire in December 2005.

Common Stock Repurchase Program

During fiscal years 1996, 1995, and 1994, the Company repurchased and retired a total of 2,671,000, 2,990,000, and 3,176,000 shares of its common stock at average repurchase prices of $40.43, $30.05, and $22.54, respectively, pursuant to a systematic repurchase plan approved by the Company's Board of Directors to reduce the dilutive effect of common stock to be issued under the Company's employee stock plans. In December 1995, the Board of Directors continued the program by approving the repurchase of up to 4 million additional shares.

Notes to Consolidated Financial Statements


Note 8. Quarterly Financial Information (Unaudited)

Summarized quarterly financial information for fiscal years 1996, 1995, and 1994 is as follows:

   (In thousands, except per share data)   1st Quarter    2nd Quarter    3rd Quarter     4th Quarter    Fiscal Year

   Fiscal year 1996:
- - -----------------------------------------------------------------------------------------------------------------------
   Net revenues                              $ 138,658      $ 140,686      $ 128,537       $ 126,286      $ 534,167
   Gross margin                                121,373        123,324        112,419         110,239        467,355
   Income from operations                       38,408         38,897         28,046          23,676        129,027
   Net income                                   25,977         26,299         19,207          16,305         87,788
   Net income per share                           0.51           0.52           0.38            0.34           1.76

   Fiscal year 1995:
- - -----------------------------------------------------------------------------------------------------------------------
   Net revenues                              $ 106,578      $ 110,259      $ 108,179       $ 129,596      $ 454,612
   Gross margin                                 91,479         95,123         93,994         112,291        392,887
   Income from operations                       24,340         24,398         23,230          35,443        107,411
   Net income                                   16,446         16,587         15,896           7,677         56,606
   Net income per share                           0.33           0.34           0.32            0.15           1.14

   Fiscal year 1994:
- - -----------------------------------------------------------------------------------------------------------------------
   Net revenues                              $ 101,665      $ 103,613     $   98,176       $ 102,142      $ 405,596
   Gross margin                                 84,661         86,865         83,481          87,251        342,258
   Income from operations                       21,830         23,935         21,298          22,640         89,703
   Net income                                   15,442         16,471         14,928          15,325         62,166
   Net income per share                           0.31           0.33           0.30            0.31           1.25


Results for the fourth quarter of fiscal year 1995 included a pre-tax litigation charge of approximately $26.0 million, resulting in a $0.33 reduction in net income per share.

                                                                  Autodesk, Inc.


Note 9. Information by Geographic Area

Information regarding the Company's operations by geographic area at January 31, 1996, 1995, and 1994 and for the fiscal years then ended is as follows:

                                                    Fiscal year ended January 31,

   (In thousands)                              1996           1995           1994

   Revenues:
- - ------------------------------------------------------------------------------------
   The Americas
     Customers in the United States       $ 195,272      $ 182,133      $ 177,833
     Customers in Asia/Pacific               42,262         36,513         26,788
     Customers in Canada                     14,619         15,720         16,173
     Other exports                           11,103         14,951         11,492
     Intercompany revenues                   67,728         48,539         48,068
                                            330,984        297,856        280,354

   Europe                                   211,480        159,110        138,317
   Asia/Pacific                              72,148         56,851         48,117
   Consolidating eliminations               (67,728)       (48,539)       (48,068)
                                          $ 546,884      $ 465,278      $ 418,720

   Income from operations:
- - ------------------------------------------------------------------------------------
   The Americas                           $  63,843      $  71,518      $  56,127
   Europe                                    53,696         25,121         24,687
   Asia/Pacific                              11,488         10,772          8,889
                                          $ 129,027      $ 107,411      $  89,703

   Identifiable assets:
- - ------------------------------------------------------------------------------------
   The Americas                           $ 306,795      $ 336,403      $ 261,347
   Europe                                   250,268        211,056        172,328
   Asia/Pacific                              73,426         51,761         45,555
   Consolidating eliminations              (112,560)      (117,144)       (74,356)
                                          $ 517,929      $ 482,076      $ 404,874

Intercompany revenues consist of royalty revenue payable by the Company's subsidiaries under software license agreements with the US parent company. At January 31, 1996, 1995, and 1994, total foreign net equity was $133,213,000, $88,660,000, and $115,025,000, respectively.

Report of Ernst & Young LLP, Independent Auditors


The Board of Directors and Stockholders
Autodesk, Inc.

We have audited the accompanying consolidated balance sheets of Autodesk, Inc. as of January 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Autodesk, Inc. at January 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 1996, in conformity with generally accepted accounting principles.


                                        /s/ ERNST & YOUNG LLP

San Francisco, California
February 20, 1996

Market Information and Dividend Policy                            Autodesk, Inc.


Market Prices

The Company's common stock is traded on the Nasdaq National Market under the symbol ADSK (previously ACAD). The following table lists the high and low sales prices for each quarter in the last three fiscal years (as adjusted for the stock split in October 1994):

   Fiscal year 1996                 High               Low
- - ---------------------------------------------------------------
   First quarter                $ 44              $ 33
   Second quarter                 50 1/4            34
   Third quarter                  53                33
   Fourth quarter                 39 1/2            27 3/4

   Fiscal year 1995
- - ---------------------------------------------------------------
   First quarter                $ 30 7/8          $ 24 1/8
   Second quarter                 28 1/4            23 1/4
   Third quarter                  35                24 5/8
   Fourth quarter                 41 1/2            30 3/4

   Fiscal year 1994
- - ---------------------------------------------------------------
   First quarter                $ 24 3/8          $ 19 3/8
   Second quarter                 28 3/8            19 7/8
   Third quarter                  25 7/8            19 7/8
   Fourth quarter                 26 1/8            18 1/2


Dividends

The Company paid quarterly dividends of $0.06 per share in fiscal years 1996, 1995, and 1994. The Company currently intends to continue paying regular cash dividends on a quarterly basis.

Stockholders

As of March 31, 1996, the approximate number of common stockholders of record was 1,430.

Annual Meeting

The Company's Annual Meeting of Stockholders will be held at 3:00 PM on June 27, 1996, at the Wyndham Garden Hotel, 1010 Northgate Drive, San Rafael, California.

Form 10-K

A copy of the Company's Annual Report on Form 10-K for fiscal year 1996 filed with the Securities and Exchange Commission may be obtained without charge by sending a written request to: Investor Relations, Autodesk, Inc., 111 McInnis Parkway, San Rafael, CA 94903.

     Corporate Information

     Directors

     Carol A. Bartz
     President, Chief Executive Officer, and Chairman of the Board,
     Autodesk, Inc.

     Mark A. Bertelsen
     Managing Partner, Wilson, Sonsini, Goodrich & Rosati, Attorneys-at-Law

     Crawford W. Beveridge
     Chief Executive Officer, Scottish Enterprise, an economic development company

     J. Hallam Dawson
     IDI Associates CA, a private investment bank

     Jerre L. Stead
     Former Chairman and Chief Executive Officer, Legent Computer Corp.

     Mary Alice Taylor
     Senior Vice President-US and Canada, Federal Express Corporation

     Morton L. Topfer
     Vice Chairman, Dell Computer Corporation

     Officers

     Carol Bartz
     President and Chief Executive Officer

     Dr. Joseph Astroth
     Vice President, GIS Market Group

     John Calonico
     Vice President and Corporate Controller

     Robert Carr
     Vice President, Engineering Group

     Larry Crume
     Vice President and General Manager, Kinetix

     James D'Arezzo
     Vice President, Data Management Market Group, and Vice President, Corporate Marketing

     Dominic Gallello
     Vice President, Mechanical CAD Market Group, and Vice President,
     Asia/Pacific

     Eric Herr
     Chief Financial Officer, Vice President, Finance and Administration, and Vice President, Autodesk Data Publishing

     William Kredel
     Vice President and Chief Information Officer

     John Lynch
     Chief Technology Officer, Vice President, Advanced Products Group, and Vice President, AEC/FM Market Group

     Stephen McMahon
     Vice President, Human Resources

     John Sanders
     Vice President, Worldwide Support & Services

     Marcia Sterling
     Vice President, Business Development, and General Counsel

     Godfrey Sullivan
     Vice President, the Americas

     Michael Sutton
     Vice President, Europe

     Michael Tabatabai
     Vice President, Worldwide Operations

     Christine Tsingos
     Vice President and Treasurer

     Legal Counsel

     Wilson, Sonsini, Goodrich & Rosati
     650 Page Mill Road
     Palo Alto, CA 94304
     USA

     Transfer Agent

     Harris Trust & Savings Bank
     c/o Shareholder Services
     11th Floor
     311 West Monroe Street
     Chicago, IL 60606
     USA

     Independent Auditors

     Ernst & Young LLP
     555 California Street
     San Francisco, CA 94104
     USA

     Corporate Headquarters

     Autodesk, Inc.
     111 McInnis Parkway
     San Rafael, CA 94903
     USA

     The Americas

     Autodesk, Inc.
     111 McInnis Parkway
     San Rafael, CA 94903
     USA

     Asia/Pacific

     Autodesk, Inc.
     111 McInnis Parkway
     San Rafael, CA 94903
     USA

     Europe

     Autodesk (Europe) SA
     20, route de Pre-Bois
     Case Postale 766
     CH-1215 Geneva 15
     Switzerland



     Autodesk, the Autodesk logo, AutoCAD, AutoSurf, Autodesk WorkCenter, AutoCAD Data Extension, 3D Studio, and AutoVision are registered trademarks, and Kinetix, Inside Track, Autodesk Mechanical Desktop, 3D Studio MAX, DXF, the Design Your World logo, and Autodesk WHIP are trademarks, of Autodesk, Inc., in the USA and/or other countries. Windows and Windows NT are registered trademarks of Microsoft Corporation. CompuServe is a registered trademark of H & R Block. All other brand names, product names, or trademarks belong to their respective holders.

     (C) Copyright 1996 Autodesk, Inc. All rights reserved.

For more information

For more information, please write Investor Relations, Autodesk, Inc., 111 McInnis Parkway, San Rafael, CA 94903, phone us at 415-507-5000, or visit our World Wide Web home pages at: www.autodesk.com OR www.ktx.com.

Autodesk, Inc.
111 McInnis Parkway
San Rafael, CA 94903
USA
415-507-5000

1996 AUTODESK ANNUAL REPORT IMAGE DESCRIPTION

Front cover
- - - Blue and yellow lines in oval and circular shapes intersecting a rectangle with a blue field of color and the Autodesk logo and corporate tagline "Design Your World" reversed out in white.

Back cover
- - - Yellow oval line and blue line plus 3 small black and white photographs featuring Autodesk employees, the Autodesk logo appears at the bottom right.

Inside cover/page 1
- - - 3 sets of graphs showing financial information: Revenues by Geography (3 separate pie charts in yellow and blue), Net Revenues for 1994-96 (vertical bar chart in blue and black) and Selected Financial Data (horizontal chart in yellow and black).

     Net Revenues by geography                Fiscal year 1996
      Fiscal year 1994                         Americas     - 39%
       Americas     - 48%                      Europe       - 40%
       Europe       - 34%                      Asia/Pacific - 21%
       Asia/Pacific - 18%                     Net revenues
      Fiscal year 1995                         Fiscal year 1994 - $405.6 million
       Americas     - 44%                      Fiscal year 1995 - $454.6 million
       Europe       - 35%                      Fiscal year 1996 - $534.2 million
       Asia/Pacific - 21%

Letter to the stockholders/2-3
- - - Color photograph of the CEO, Carol Bartz, 5 black and white photographs of the
Executive Staff, a large blue oval monotone photo of Bartz and 2 Executive Staff members in the background across the spread, 2 circular yellow lines.

Letter to the stockholders/4-5
- - - A large blue oval monotone photo of 2 Exec Staff members in the background across the spread, 7 black and white photos of the Executive Staff, 2 circular yellow lines, Bartz's signature.

Design Your World/6-7
- - - A photograph showing a man with his hand on a door handle in front of a solid yellow door shape. Blue oval lines and 5 circular shapes encircle the figure suggesting "orbiting planets". 3 of the circles are filled with images: 1. a photograph of a city/buildings/waterfront, 2. a manufacturing scene of melted metal being poured into a mold, 3. a photo of a mountain, trees and meadow.

MCAD/8-9
- - - A 3D rendering of a gray camera, a circular electrical component, metal tanks and piping, a section view of a telescope, an exploded view of a washing machine basket and control panel, 3 yellow line art drawings of mechanical components.

Multimedia/10-11
- - - A black and white photograph of a young boy sitting with a game operating control device in his hands, a blue line extends from the device to the center of a monitor depicted in yellow lines. 3 rendered images appear at the top of the monitor: 1. a blue dinosaur skeleton in a museum display, 2. a greenish interior dining room set, 3. the box cover of the game 7th Guest (a menacing house on a hilltop). 2 wireframe frogs in yellow are to the left of the spread - jumping and the Kinetix logo is in yellow.

1996 AUTODESK ANNUAL REPORT IMAGE DESCRIPTION

GIS & Data Management/12-13
- - - An overhead photo of a woman in a orange hardhat entering data into a laptop computer. This image is linked with blue lines and circles to an image of a residential house, data (addresses and utility information), a parcel map and a photo of 2 people servicing an electrical power pole.

Technology/14-15
- - - The left page bottom shows a blue monotone of a computer monitor, a rendered robotic arm shows on the screen. Overlapping this image is a black and white photo of 2 men viewing a computer monitor, the same rendered robot arm is shown on this screen. The left side top shows a blue monotone computer monitor with a wireframe of a welding nozzle on the screen. Overlapping this image is a black and white photo of 1 woman viewing a monitor, the same wireframe image is on her screen. Linking the two sets of images on both pages is a circular yellow line and 2 circles. On the left page, bottom are 3 rendered parts of the robotic arm
(a metal nozzle, and 2 metal bases), along with 3 more circles, overlapping a wireframe of one of the bases.

Customer Support/16-17
- - - On the right page, upper corner is a screen shot of the Support and Training "page" of the Autodesk web site. Connected to the internet page graphic is a man sitting at a computer terminal connected by blue circles and a line. 3 circular black and white photos are linked to sections of the internet page by yellow circles and lines. The 3 photos show 1. a woman with a telephone headset, 3 people in a training class and a man raising his hand in a user's group.

Design Partners/18-19
- - - A series of 11 black and white photos spread across 2 pages linked by a cutout oval shape. A large color circle is placed next to and distinguishes 4 groupings of photos along with outline type of 4 companies: Eagle Point, MKS, Open Mind,
HOPE. The photos include 11 images of various Autodesk business partners, people at computer monitors, giving presentations, in computer training, in the workplace.

People with Vision/20-21
- - - A series of black and white photos spread across 2 pages linked by an oval cutout shape, converging blue lines, a magenta oval, a yellow solid oval and a blue oval. The 12 photos include various Autodesk employees in the work environment, in meetings, on the assembly line, at computers, in offices.

Financials/45
- - - The letters ADSK appear large in the background in the upper left quarter of the page.

Back Inside Cover
- - - 2 yellow ovals and a blue line connect a single small photo at the bottom left
(a man playing a guitar) to a grouping of 6 black and white photos on the upper right. The photos are linked by a cutout of an oval and show Autodesk employees in the workplace.