Form 10-K/A, Exhibit 13
period 1996-01-31
AUTODESK INC
filed 1997-03-03
CIK 769397

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

   For the fiscal year
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

   At year end
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

   Common stock data
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

   Financial ratios
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

   Growth percentages
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

Management's Discussion and Analysis of Financial
Condition and Results of Operations

Operating Results

   Net Revenues
                                        Percentage                   Percentage
   (In millions)                1996        change          1995         change          1994
-------------------------------------------------------------------------------------------------
   Revenues                  $ 546.9           18%       $ 465.3            11%       $ 418.7
   Direct commissions           12.7           19%          10.7           (19%)         13.1
   Net revenues              $ 534.2           18%       $ 454.6            12%       $ 405.6

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

The Company records product returns as a reduction of revenues. In fiscal years 1996, 1995, and 1994, product returns, consisting principally of stock rotation, totaled $51.2 million or 9 percent of consolidated revenues, $28.6 million or 6 percent of consolidated revenues, and $7.7 million or 2 percent of consolidated revenues, respectively. Returns of AutoCAD products accounted for 79 percent, 75 percent, and 88 percent of total product returns in fiscal years 1996, 1995, and 1994, respectively. More specifically, returns of AutoCAD Release 13 products accounted for $29.5 million in fiscal year 1996. In fiscal year 1996, product returns were higher in each successive quarterly period, increasing to 10 percent and 12 percent of consolidated revenues in the third and fourth fiscal quarters, respectively. Management attributed the increase in product returns in fiscal year 1996 primarily to product rotation associated with performance issues with initial versions of the AutoCAD Release 13 software, the number and complexity of associated corrective releases to the software, and, ultimately, certain customer dissatisfaction with these corrective releases. Fiscal year 1996 product returns were, to a lesser extent, also impacted by transition and update cycles related to the introduction of new and enhanced products, including AutoCAD Designer, 3D Studio, and AutoCAD LT. Fiscal year 1995 product returns increased relative to fiscal year 1994 primarily due to product rotation of previous versions of AutoCAD associated with the introduction of AutoCAD Release 13. An increase in the number of Autodesk vertical market applications, including AutoVision and AutoCAD Data Extension, the introduction of the Company's next generation retail-CAD product offering, AutoCAD LT, and the elimination of the Generic CADD product family also contributed to an increase in product returns in fiscal year 1995 as compared to the prior fiscal year.

The nature and technical complexity of the Company's software is such that defect corrections have occurred in the past and may occur in future releases of AutoCAD and other products offered by the Company. Performance issues associated with AutoCAD Release 13 were more substantial than the Company had experienced with previous AutoCAD releases. The total cost of corrective actions was also likely more substantial, although the nature of such costs does not lend itself to quantification. Autodesk believes the corrective costs include not only the salary and other associated expenses for time spent by the engineering staff, but also costs relating to the diversion of resources in the Company's distribution channel and sales organization, the potential impact of delays on other research and development projects, and damage to the Autodesk and AutoCAD brand names.

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

                                                                  Autodesk, Inc.

   Cost of Revenues
                                              Percentage                    Percentage
   (In millions)                    1996          change        1995            change       1994
------------------------------------------------------------------------------------------------------
   Cost of revenues               $ 66.8          8%           $ 61.7             (3%)      $ 63.3
   Percentage of net revenues        13%                         14%                           16%

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


   Operating Expenses
                                              Percentage                   Percentage
   (In millions)                    1996          change        1995           change         1994
------------------------------------------------------------------------------------------------------
   Marketing and sales           $ 183.6             19%     $ 154.6              12%      $ 137.8
   Percentage of net revenues        34%                         34%                           34%
   Research and development      $  78.7             21%     $  65.2              16%      $  56.2
   Percentage of net revenues        15%                         14%                           14%
   General and administrative    $  76.1             16%     $  65.7              12%      $  58.5
   Percentage of net revenues        14%                         14%                           14%


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

   Interest and Other Income and Litigation Charge

                                             Percentage                Percentage
   (In millions)                       1996      change        1995        change        1994
-------------------------------------------------------------------------------------------------
   Interest and other income, net     $ 9.3         28%      $  7.2            3%       $ 7.1
   Percentage of net revenues            2%                      2%                        2%
   Litigation charge                  $   0                  $ 25.5                     $   0
   Percentage of net revenues            0%                      6%                        0%

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

                                                                  Autodesk, Inc.

   Provision for Income Taxes
                                                     Percentage                 Percentage
  (In millions)                               1996       change         1995        change        1994
----------------------------------------------------------------------------------------------------------
  Provision for income taxes                $ 50.5          55%       $ 32.5          (6%)      $ 34.6
  Percentage of net revenues                    9%                        7%                        9%
  Effective income tax rate                  36.5%                     36.5%                     35.8%

See Note 3, page 38, to the consolidated financial statements for an analysis of the differences between the US statutory and the effective income tax rates.

   Net Income and Net Income per Share
                                                     Percentage                Percentage
   (In millions, except per share data)       1996       change         1995       change         1994
----------------------------------------------------------------------------------------------------------
   Net income                               $ 87.8          55%       $ 56.6         (9%)       $ 62.2
   Percentage of net revenues                  16%                       12%                       15%
   Net income per share                     $ 1.76          54%       $ 1.14         (9%)       $ 1.25

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

Product Development and Introduction

The software products offered by the Company are internally complex and, despite extensive testing and quality control, may contain errors or defects ("bugs"), especially when first introduced. In fiscal year 1996, the Company experienced quality and performance issues associated with AutoCAD Release 13 including issues related to compatibility with certain hardware platforms and peripheral equipment, interoperability problems with products designed to work in conjunction with AutoCAD Release 13, and other issues associated with the software's object-oriented design. These factors resulted in a high rate of product returns in fiscal year 1996. While the Company believes the AutoCAD Release 13 performance issues have been satisfactorily addressed, there can be no assurance that defects or errors will not be discovered in future releases of AutoCAD and other software products offered by the Company. Such defects or errors could result in corrective releases to the Company's software products, damage to the Company's reputation, loss of revenues, an increase in product returns, or lack of market acceptance of its products, any of which could have a material and adverse effect on the Company's business and consolidated results of operations.

The software industry is characterized by rapid technological change as well as changes in customer requirements and preferences. The Company believes that its future results will depend largely upon its ability to offer products that compete favorably with respect to price, reliability, performance, range of useful features, continuing product enhancements, reputation, and training. Delays or difficulties, including the discovery of product defects similar to those experienced with AutoCAD Release 13, may result in the delay or cancellation of planned development projects and could have a material and adverse effect on the Company's business and consolidated results of operations. Further, increased competition in the market for design, multimedia, data management, or data publishing software products could also have a negative impact on the Company's business and consolidated results of operations.

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

                                                                  Autodesk, Inc.

Product Returns

With the exception of certain European distributors, agreements with the Company's VARs do not contain specific product-return privileges. However, the Company permits its VARs to return product in certain instances, generally during periods of product transition and during update cycles. In fiscal year 1996, the Company experienced a higher level of product returns than in fiscal years 1995 and 1994, most notably in the US, which management attributed to performance issues associated with initial versions of AutoCAD Release 13 software. While Autodesk believes that product returns will decrease in absolute dollars in fiscal year 1997, management anticipates that product returns in future periods will continue to be impacted by product update cycles,new product releases, and software quality.

Autodesk establishes reserves, including reserves for stock balancing and product rotation, based on estimated future returns of product and after taking into account channel inventory levels, the timing of new product introductions, and other factors. While the Company maintains strict measures to monitor channel inventories and to provide appropriate reserves, actual product returns may differ from the Company's reserve estimates, and such differences could be material to Autodesk's consolidated financial statements.

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

Consolidated Statement of Income

                                                                  Autodesk, Inc.

                                                           Fiscal year ended January 31,
   (In thousands, except per share data)                   1996        1995         1994
--------------------------------------------------------------------------------------------
   Revenues                                           $ 546,884   $ 465,278    $ 418,720
   Direct commissions                                    12,717      10,666       13,124
   Net revenues                                         534,167     454,612      405,596

   Costs and expenses:
     Cost of revenues                                    66,812      61,725       63,338
     Marketing and sales                                183,550     154,562      137,788
     Research and development                            78,678      65,176       56,231
     General and administrative                          76,100      65,738       58,536
        Total costs and expenses                        405,140     347,201      315,893

   Income from operations                               129,027     107,411       89,703

   Interest and other income, net                         9,253       7,233        7,055
   Litigation charge                                         --      25,500           --

   Income before income taxes                           138,280      89,144       96,758
   Provision for income taxes                            50,492      32,538       34,592

   Net income                                         $  87,788   $  56,606    $  62,166

   Net income per share                               $    1.76   $    1.14    $    1.25

   Shares used in computing net income per share         49,800      49,840       49,740

   See accompanying notes.

Consolidated Balance Sheet

                                                                  Autodesk, Inc.

                                                                             January 31,
   (In thousands)                                                     1996          1995
   Assets
--------------------------------------------------------------------------------------------
   Current assets:
     Cash and cash equivalents                                   $ 129,305     $ 195,038
     Marketable securities                                          64,001        45,316
     Accounts receivable, net of allowance for
       doubtful accounts of $6,731 ($6,457 in 1995)                 93,919        86,340
     Inventories                                                     9,685         5,769
     Deferred income taxes                                          33,769        29,915
     Prepaid expenses and other current assets                      17,155        10,707
       Total current assets                                        347,834       373,085

   Marketable securities, including a restricted balance
     of $28,000 at January 31, 1996                                 79,096        15,019
   Computer equipment, furniture, and leasehold improvements:
     Computer equipment and furniture                              106,643        91,557
     Leasehold improvements                                         21,100        20,048
     Accumulated depreciation                                      (78,778)      (65,090)
       Net computer equipment, furniture, and
         leasehold improvements                                     48,965        46,515
   Capitalized software and purchased technologies                  22,141        26,406
   Other assets                                                     19,893        21,051
                                                                 $ 517,929     $ 482,076

   Liabilities and stockholders' equity
--------------------------------------------------------------------------------------------
   Current liabilities:
     Accounts payable                                            $  24,547     $  21,535
     Accrued compensation                                           22,441        18,165
     Accrued income taxes                                           65,517        53,202
     Litigation accrual                                                 --        25,800
     Other accrued liabilities                                      31,790        36,288
       Total current liabilities                                   144,295       154,990

   Deferred income taxes                                             1,912         2,625
   Litigation accrual                                               27,640            --
   Other liabilities                                                 1,754           977

   Commitments and contingencies

   Stockholders' equity:
     Common stock, $0.01 par value; 100,000 shares authorized,
       46,351 issued and outstanding (47,241 in 1995)              140,765       100,870
     Retained earnings                                             191,109       215,064
     Foreign currency translation adjustment                        10,454         7,550
       Total stockholders' equity                                  342,328       323,484
                                                                 $ 517,929     $ 482,076

   See accompanying notes.

Consolidated Statement of Cash Flows                              Autodesk, Inc.

                                                                  Fiscal year ended January 31,

   (In thousands)                                             1996           1995           1994

   Operating activities
---------------------------------------------------------------------------------------------------
   Net income                                            $  87,788      $  56,606      $  62,166
   Adjustments to reconcile net income to
     net cash provided by operating activities:
       Depreciation and amortization                        25,247         24,989         20,568
     Changes in operating assets and liabilities,
       net of business combinations:
         Accounts receivable                                (7,579)       (15,068)        (8,283)
         Inventories                                        (3,850)         3,034          8,049
         Deferred income taxes                              (4,567)       (18,334)        (9,133)
         Prepaid expenses and other current assets          (6,443)        (2,898)           923
         Accounts payable and accrued liabilities            3,721         48,017          5,031
         Accrued income taxes                               12,315          8,066          9,532

   Net cash provided by operating activities               106,632        104,412         88,853

   Investing activities
---------------------------------------------------------------------------------------------------
   Purchases of available-for-sale
     marketable securities                                (224,655)       (74,682)      (438,405)
   Maturities of available-for-sale
     marketable securities                                 141,893        145,754        426,168
   Purchases of computer equipment, furniture,
       and leasehold improvements                          (16,306)       (20,019)       (21,503)
   Business combinations, net of cash acquired              (7,194)        (4,469)        (6,536)
   Capitalization of software costs and purchases
       of software technologies                             (1,409)        (4,958)        (2,479)
   Other                                                     8,042          4,642          1,474

   Net cash provided (used) by investing activities        (99,629)        46,268        (41,281)

   Financing activities
---------------------------------------------------------------------------------------------------
   Proceeds from issuance of common stock                   46,424         59,912         47,899
   Repurchase of common stock                             (107,976)       (89,851)       (71,586)
   Dividends paid                                          (11,184)       (11,307)       (11,388)
   Net cash used in financing activities                   (72,736)       (41,246)       (35,075)
   Net increase (decrease) in cash and cash equivalents    (65,733)       109,434         12,497
   Cash and cash equivalents at beginning of year          195,038         85,604         73,107
   Cash and cash equivalents at end of year              $ 129,305      $ 195,038      $  85,604

   See accompanying notes.

Consolidated Statement of Stockholders' Equity                    Autodesk, Inc.

                                                                     Three-year period ended January 31, 1996

                                                                                       Foreign
                                                                                      currency          Total
                                               Common stock            Retained    translation  stockholders'
   (In thousands)                          Shares         Amount       earnings     adjustment         equity
   Balances, January 31, 1993              48,022      $  67,456      $ 206,274      $  (5,897)     $ 267,833
----------------------------------------------------------------------------------------------------------------
   Common shares issued under stock
     option and stock purchase plans        2,634         41,875                                       41,875
   Tax effect of stock options                             6,024                                        6,024
   Net income                                                            62,166                        62,166
   Dividends paid                                                       (11,388)                      (11,388)
   Repurchase of common shares             (3,176)       (71,586)                                     (71,586)
   Foreign currency
     translation adjustment                                                              1,955          1,955

   Balances, January 31, 1994              47,480         43,769        257,052         (3,942)       296,879
----------------------------------------------------------------------------------------------------------------
   Common shares issued under stock
     option and stock purchase plans        2,751         49,467                                       49,467
   Tax effect of stock options                            10,445                                       10,445
   Net income                                                            56,606                        56,606
   Dividends paid                                                       (11,307)                      (11,307)
   Repurchase of common shares             (2,990)        (2,811)       (87,040)                      (89,851)
   Foreign currency
     translation adjustment                                                             11,492         11,492
   Unrealized losses on available-
     for-sale securities, net of tax                                       (247)                         (247)

   Balances, January 31, 1995              47,241        100,870        215,064          7,550        323,484
----------------------------------------------------------------------------------------------------------------
   Common shares issued under stock
     option and stock purchase plans        1,781         35,712                                       35,712
   Tax effect of stock options                            10,712                                       10,712
   Net income                                                            87,788                        87,788
   Dividends paid                                                       (11,184)                      (11,184)
   Repurchase of common shares             (2,671)        (6,529)      (101,447)                     (107,976)
   Foreign currency
     translation adjustment                                                              2,904          2,904
   Unrealized gains on available-
     for-sale securities, net of tax                                        888                           888

   Balances, January 31, 1996              46,351      $ 140,765      $ 191,109      $  10,454      $ 342,328
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


Note 2. Financial Instruments

Fair values of financial instruments

Estimated fair values of financial instruments are based on quoted market prices. The carrying amounts and fair value of the Company's financial instruments are as follows:

                                             January 31, 1996           January 31, 1995

                                          Carrying                    Carrying
   (In thousands)                           amount    Fair value        amount    Fair value
------------------------------------------------------------------------------------------------
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

   January 31, 1996
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

   January 31, 1995
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

Notes to Consolidated Financial Statements

Note 3. Income Taxes

The provision for income taxes consists of the following:

                                     Fiscal year ended January 31,

   (In thousands)               1996           1995           1994
----------------------------------------------------------------------
   Federal:
     Current                $ 26,711       $ 29,203       $ 21,516
     Deferred                 (3,392)       (13,169)        (6,282)

   State:
     Current                   8,779          9,417          7,884
     Deferred                   (856)        (3,839)        (1,110)

   Foreign:
     Current                  19,569         12,252         14,325
     Deferred                   (319)        (1,326)        (1,741)
                            $ 50,492       $ 32,538       $ 34,592

The principal reasons that the aggregate income tax provisions differ from the US statutory rate of 35 percent are as follows:

                                                             Fiscal year ended January 31,

   (In thousands)                                         1996          1995          1994
----------------------------------------------------------------------------------------------
   Income tax provision at statutory rate             $ 48,398      $ 31,200      $ 33,865
   Foreign income taxed at rates different from
     the US statutory rate                              (7,863)       (4,916)       (4,537)
   State income taxes, net of federal benefit            8,616         4,802         5,277
   Tax-exempt interest                                  (1,668)       (1,608)       (1,539)
   Other                                                 3,009         3,060         1,526
                                                      $ 50,492      $ 32,538      $ 34,592

                                                                  Autodesk, Inc.


Significant sources of the Company's deferred tax assets and liabilities are as follows:

                                     Fiscal year ended January 31,

   (In thousands)                              1996           1995
----------------------------------------------------------------------
   Net deferred tax assets:
     Accrued state income taxes            $  5,409       $  4,607
     Expenses not currently deductible       24,303         21,353
     Other                                    4,057          3,955
                                             33,769         29,915

   Net deferred tax liabilities:
     Capitalized software                     2,573          4,384
     Other                                     (661)        (1,759)
                                              1,912          2,625

   Net deferred tax assets                 $ 31,857       $ 27,290

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

                                                Number of Shares     Price Per Share
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

   Fiscal year 1996                 High               Low
---------------------------------------------------------------
   First quarter                $ 44              $ 33
   Second quarter                 50 1/4            34
   Third quarter                  53                33
   Fourth quarter                 39 1/2            27 3/4

   Fiscal year 1995
---------------------------------------------------------------
   First quarter                $ 30 7/8          $ 24 1/8
   Second quarter                 28 1/4            23 1/4
   Third quarter                  35                24 5/8
   Fourth quarter                 41 1/2            30 3/4

   Fiscal year 1994
---------------------------------------------------------------
   First quarter                $ 24 3/8          $ 19 3/8
   Second quarter                 28 3/8            19 7/8
   Third quarter                  25 7/8            19 7/8
   Fourth quarter                 26 1/8            18 1/2


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


                                       46