Form 10-K, Exhibit 13
period 1997-01-31
AUTODESK INC
filed 1997-05-01
CIK 769397

Autodesk Annual Report
1997



Timing

Focus

Building

Execution

Performance



[Autodesk, Inc. logo]

                                                                        [Timing]




                        Graphic: [photograph of clock]




                                                                   [T i m i n g]



         [The time was wrong for financial growth in FY97: the European economy took a downturn, the strength of the U.S. dollar drove down the value of foreign currencies, and AutoCAD Release 13 end-of-cycle sales tapered off. But the timing was right to shore up our long-term strategies.]

                    Graphic: [Inverted photograph of clock]

                                                                         [Focus]




                   Graphic: [photograph of magnifying glass]




                                                                     [F o c u s]


           [We stayed on course with product diversification and support for our dealer channel by reducing inventories. Despite a 7 percent decrease in revenues, we focused on stockholder value by continuing to invest in long-term growth.]

              Graphic: [Inverted photograph of magnifying glass]

                                                                      [Building]




                        Graphic: [Photograph of hammer]




                                                               [B u i l d i n g]


           [We added staff to our market groups, acquired companies and their technologies, developed new vertical-market products for release in the coming year, and we laid the foundation for moving design to the Internet.]

                   Graphic: [Inverted photograph of hammer]

                                                                     [Execution]




                 Graphic: [photograph of movie director's cue]




                                                             [E x e c u t i o n]


           [We are already acting on the investments we made in acquisitions and product development in FY97. We launched more than 20 new products this fiscal year and grew non-AutoCAD revenues more than 28 percent. And we built a fast, compelling, high-quality AutoCAD Release 14.

            Graphic: [Inverted photograph of movie director's cue]

It has been my custom, in years past, as chief executive officer of Autodesk to introduce our annual report to stockholders with a brief letter. My letter this year--which begins on page 11--will be longer than usual because I want to speak frankly with you about Autodesk. Our financial results were disappointing, we did not show revenue growth, and we lost some relative market share. But the news is not all bad. We have weathered the worst storm in Autodesk(R) history by shoring up our long-term strategies. We've kept our focus on vertical-market product diversification. We've built a foundation for future growth through internal development and acquisitions. We've established a leadership position in Internet-based CAD. We've taken action across our markets by launching more than 20 products and by developing a fast, compelling, and high-quality AutoCAD(R) Release 14. And every employee has resolved to relaunch Autodesk as a company that delights customers, edges out competitors, and provides long-term stockholder value as we move ahead.

                                                 --Carol Bartz

                                              Letter to Our Stockholders

Carol Bartz

CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD



         To say FY97 was a difficult period for Autodesk and its partners would be an understatement. Europe, our largest market last year and one that had previously shown steady growth, entered an economic slowdown. The strength of the US dollar hurt us on foreign currency exchange, and we just didn't achieve the sales volumes expected for AutoCAD(R) Release
         13. For the first time in company history, Autodesk experienced a decline in revenue and loss of some relative market share.

         But FY97 was also a very exciting business year. We shipped more than 20 new products, carried forward our market group diversification strategy, and pioneered Internet-based design technology. We also entered the final testing stages of what promises to be the fastest, most compelling, and highest quality AutoCAD ever developed--AutoCAD Release 14.

         In my letter this year, I want to speak frankly with you about both the good and the bad of FY97. I'll start by reviewing our financial performance.

FINANCIAL SUMMARY
-----------------
         Net revenues for the fiscal year ended January 31, 1997, were $497 million, down approximately 7 percent from the previous fiscal year. Net revenues by geography were down 11 percent in Europe, 10 percent in the Americas, and up approximately 5 percent in Asia/Pacific. Changes in foreign currency exchange rates negatively impacted revenues for the year by more than $17 million.

         While the majority of this slowdown was AutoCAD related, we continued to grow the installed base at 15 percent and maintained AutoCAD upgrade revenue at just over 9 percent of total revenues. We shipped more than 200,000 new copies of AutoCAD for the year, bringing the installed base to more than 1.6 million seats.

         Total non-AutoCAD revenues were up 28 percent over the previous year. We grew the installed base for our second-highest revenue generator, AutoCAD LT(R), by 55 percent to 450,000 units. Other year-end installed base numbers include 25,000 units for Mechanical Desktop(TM) software--more than five times its nearest competitor--and 26,000 units for 3D Studio MAX(TM). Total Kinetix(TM) revenues grew only 11 percent; however, revenues for 3D Studio(R) and 3D Studio MAX software posted sequential growth for every quarter and finished the year up 33 percent.

         Net income for FY97 was $42 million, or $0.88 per share, compared to $88 million, or $1.76 per share, in fiscal year 1996. FY97 results include onetime charges of approximately $0.10 per share related to strategic acquisitions made during the year.

         The balance sheet for FY97 year-end remained very strong as reflected by the $14 million increase in cash from a year ago to $286 million, despite spending $67 million repurchasing Autodesk shares and $10 million on acquisitions. Both receivable and inventory levels improved. In addition, the increased linearity of our business coupled with strong cash collections have led to days sales outstanding lower than they have been in more than five years.

A YEAR OF CHALLENGES
--------------------
         Five years ago, we made a decision to rearchitect AutoCAD software to take advantage of the performance potential of object-oriented technology. We made the right decision. That strategy has moved us years ahead of the competition, but it also presented key challenges--and not just from an engineering standpoint. To take advantage of AutoCAD Release 13 and the 32-bit operating system it is designed for, most of our customers had to upgrade their hardware and operating systems. Because object-oriented file formats are structured differently from procedural formats and require different application programming interfaces (APIs), our independent developers also faced some substantial reengineering challenges for their add-on products.

         These key challenges have largely been met during the last year. The power and capacity of Pentium(R) systems, and their declining costs, have taken care of the hardware dilemma, and the Windows NT(R) and Windows(R) 95 platforms are firmly established as the operating systems of choice. With AutoCAD Release 13 c4 we achieved Windows 95 compliance with a high-quality product. And developers began delivering impressive object-oriented add-on applications.

         So we entered FY97 with high hopes for AutoCAD Release 13 in the last year of its product cycle. But our customers still didn't upgrade in the numbers we expected. To learn firsthand from our AutoCAD Release 12 users why so many were choosing not to buy AutoCAD Release 13, every member of the executive staff and a number of employees conducted a phone survey. Our customers told us that the initial negative perception some users had of AutoCAD Release 13 during its first year on the market discouraged others. In fact, due to the early perception problems almost 30 percent of poll respondents had never even seen a Release 13 demo. Finally, even though AutoCAD Release 13 was the 13th release of AutoCAD software, it was the first release of our new object-oriented architecture, and it behaved like a release-1 product.

         We paid attention to what our survey participants said about their quality expectations. (I'll have more to say about that later when I discuss the prerelease testing we've been conducting with AutoCAD Release 14.) But we also received encouraging news from our users. They told us that they still believe in our products and in our company. They'll upgrade from Release 12, they said, when they have a compelling reason to do so. They'll have that reason with AutoCAD Release 14.

MAINTAINING FOCUS
-----------------
         Even though FY97 was a tough financial year for the company, we took significant steps to support our dealers and developers. Lower product inventories and higher specialization demands are the wave of the future, and we helped our channel partners prepare by stepping up our vertical-market training seminars around the world and by continuing to move closer to a just-in-time approach to product inventories.

         We're focusing on the Internet as the technology of choice for providing more timely interactivity among our channel partners, developers, and customers. We launched the Autodesk(R) Developer Network, an online product marketing and technical support Extranet that enables our virtual corporation partners to tap into a controlled-access area of our internal communications network. We're taking a similar approach with customer service by developing online product registration and technical support--a key charter of our newly formed Customer Satisfaction Center.

         We also sharpened our focus by moving away from non-Windows(R) platforms and concentrating our product-engineering effort on Microsoft(R) Windows NT- and Windows 95-based products. These are the PC platforms of choice, and we gain product integrity and development momentum by focusing on them.

         We built up our market groups, adding staff in key areas so that we could continue our product diversification strategy. We'll see the results of these efforts throughout FY98 with the release of several new products.

         And we shipped a number of vertical-market products in FY97. The GIS Market Group released AutoCAD Map(TM), the first vertical-market "flavor" of AutoCAD software. The GIS team will follow up in the first half of FY98 with a high-level mapping and GIS analysis product--Autodesk World(TM). Both these products, combined with Autodesk MapGuide(TM), the group's Internet-based server and client software, make this a market group to watch in the coming year. The worldwide mapping/GIS market is growing and the Autodesk GIS Market Group is poised to provide total solutions.

         The Mechanical Market Group showed some real "velocity"--its theme for FY97--by launching Mechanical Desktop software and then delivering two upgrades in its first 10 months. Mechanical Desktop has received strong praise from industry-leading companies for its powerful 3D functionality, best-of-class design-through-manufacturing solutions, and low price point. The MCAD team leveraged its third-party development partnership with 15 key mechanical-design firms--the Mechanical Applications Initiative--to land volume sales contracts with such internationally known firms as ABB, Hughes Space and Communications Group, Philips, Siemens, and Wisne. The MCAD Market Group will also release a mechanical-flavored AutoCAD during FY98.

         We complemented our Autodesk(R) Mechanical Library series with new subscription products from the AEC Market Group--PlantSpec(TM) and DesignBlocks(TM). These CD-ROM subscriptions contain hundreds of thousands of parts from leading manufacturers in the mechanical, process and power and building/construction industries. We also offered a Web-based subscription option, PartSpec(R) Online, this year.

         Our Data Management Market Group continues to study the opportunities in this market. We delivered a successful WorkCenter(R) product two years ago, but our customers' workgroup-size demands have outpaced our original technology. We took important steps to address this customer need in FY97 by entering a joint-development agreement with Documentum, Inc. Utilizing the company's Enterprise Document Management System and middleware technology, future releases of WorkCenter will have the flexibility to support larger design workgroups and to provide enhanced workflow capabilities. We also shipped versions of WorkCenter(R) for Windows 95 and Windows NT this year, and we will be releasing WorkCenter(R) for the Web in Q2-enabling design teams to use both company intranets and external Internet sites to share controlled-access AutoCAD DWG files.

         FY97 also marked the debut of a low-end product that has already made quite an impression on the retail market. The Advanced Product Group's Picture This Home!(TM) Kitchen is the first software title to earn the Good Housekeeping Seal. Featuring point-and-click ease-of-use and photo-quality graphics, this consumer-design product targets impulse shoppers at discount retail outlets. We plan more releases in the Picture This Home! series for FY98.

         Kinetix, now in its second year as a separate Autodesk business unit, will build on its early successes with 3D Studio MAX in the multimedia film, video, and special-effects market even as it targets the AEC design visualization space in FY98. And in the first quarter of the new fiscal year, Kinetix will ship Hyperwire(TM) software, a 3D authoring tool for the Web.

         And, finally, our AEC Market Group is strategically positioned to provide next generation solutions in the AEC design space as a result of our March 1997 merger with Softdesk. More than any other independent AutoCAD developer, Softdesk has optimized the object-oriented technology introduced with AutoCAD Release 13 by including intelligent objects in its products. Its software enables designers and drafters to design doors and windows, for example, that "remember" their door and window properties, no matter where they are moved within a drawing, which means higher productivity for our customers. The new AEC Market Group will ship key Softdesk(R) products simultaneously with shipment of AutoCAD Release 14 in the second quarter of FY98.

BUILDING BEYOND FY97
--------------------
         During difficult financial periods, companies often show their true character. In their rush to protect the bottom line for the short term, some companies lose sight of long-term strategies--an unwise move, in my opinion. In our company, we had our share of spirited debates during executive staff meetings about whether to modify our short-term strategies, but I'm proud to say that no one argued against investing in Autodesk's long-term growth.

         We chose not to introduce a hiring freeze, for example, because we needed to invest in our market groups to develop the kind of products that will help us lead the field in FY98 and beyond. However, during this time I did institute a policy that required my personal approval for each new position. Nor did we scale back our acquisition plans. During Q1, we acquired Creative Imaging Technologies. That acquisition led to the release of Picture This Home! Kitchen by our Advanced Products Group and our entry into the consumer home-decorating and home-remodeling market. The image-analysis technology we acquired along with our purchase of Teleos Research will strengthen future product-development efforts from our Advanced Products Group. Our acquisition of Argus Technologies during the third quarter enabled the GIS Market Group to offer Internet-based solutions with its Autodesk MapGuide products.

         We are making the Internet a large part of our development strategy because we think it's inevitable that design teams will migrate to the Net during the next several years. Design is no longer an isolated act. It's a collaborative process involving not only internal team members but customers and contractors frequently located in other cities, states, or even countries. We see a great future for us in bringing design teams together on the Internet. During FY97 we established a leadership position for Internet-enabled CAD by introducing the AutoCAD(R) Release 13 Internet Publishing Kit. Using this technology, AutoCAD users can convert DWG files to our new drawing Web format (DWF) and post them to Web sites. We have built this capability into AutoCAD Release 14. Our Autodesk MapGuide product brings GIS applications to the Web, and we are pioneering the exchange of vector-based digital content on the Web with PartSpec Online.

         In addition to making more of our products Web-capable, we will use the Internet more and more for customer service and technical product support.

IT'S ALL ABOUT EXECUTION
------------------------
         Not only did we invest in acquisitions, we also moved ahead with product development across all markets. In FY98 several of our market group teams will introduce second- and third-generation product releases, but none will be more anticipated than the next release from our AutoCAD Market Group. By the time you read this letter, AutoCAD Release 14 software will be in customers' hands. That is if--and only if--the AutoCAD Release 14 team achieves its quality and performance objectives. Judging by the reports we've received from alpha and beta testers, those targets will not only be met--they'll be exceeded.

         Our users helped us focus on the theme for this release--performance. They want software that will allow them to produce a maximum number of drawings in a minimum amount of time. Our alpha and beta testers reported early on that the performance is there--faster than even Release 12 for DOS.

         But we had another overriding theme for Release 14, and users helped us maintain our focus on this as well. We took steps to build quality in from the very beginning. We began by specifying our product through market research and by collecting customer feedback. Programmers reviewed this data, designed feature areas in detail, then proposed their work to a review board that included quality assurance (QA) testing and marketing staff. The team made sure coding for the proposed features could be completed in a high-quality fashion and tested offline by QA before a feature got checked in to Release 14. In addition to QA staff testing, we ran thousands of automated tests on every build.

         We also brought in a corps of Autodesk application engineers and customer "power users" of AutoCAD from all around the world for four separate testing sessions. Their charter was to try to break the program by recreating the thorniest production problems they'd encountered in the field. Programmers and QA team members sat beside them recording their feedback on the highs and lows of prerelease features and performance.

         We launched an alpha testing program that in five months grew from 30 testers to more than 1,000. And then in our final testing stage, we drew upon the design talent of more than 16,000 beta testers to polish our product. We are very pleased with the results. We believe AutoCAD Release 14 will restore the confidence of our user base and win new volume accounts.

         We are using this build-the-quality-in approach in developing all of our products. And our customers will continue to be a vital part of our development teams.

VISION, RESOLVE, PERFORMANCE--THE RELAUNCHING OF AUTODESK
---------------------------------------------------------
         I want to conclude by talking with you about some intangibles. We made several decisions during this year that can't be easily quantified, but they were decisions that will help return us to a leadership and revenue growth position in FY98.

         At the executive staff level, we appointed Eric Herr president and chief operating officer. The sales geographies, the majority of the market groups, and Operations now report to Eric. That has allowed me to devote more of my time to overseeing product development and quality standards and to carrying out long-term growth strategies.

         Management and employees are sharing the responsibility for this year's disappointing results by forgoing performance bonuses and delaying salary action until mid-FY98. While this decision helps lower costs, another all-hands effort promises to have an even more profound impact on the company's bottom line. Every employee is taking part in a campaign to return Autodesk to revenue growth and market leadership. We're basing this campaign on five carefully developed key initiatives, and we're calling this effort the "relaunching" of Autodesk.

         We have set the performance bar very high with this all-hands campaign, but as I reflect on the past year--in many ways, the most difficult in Autodesk history--I feel confident that we will meet and exceed our own expectations. I feel that way because of the spirit and determination I see in every Autodesk employee. We've been battered a bit, but we are by no means down. Our collective resolve will put Autodesk back on track in FY98.

         I also take heart from the loyalty of our stockholders. I want to express my sincere appreciation to those of you who have invested for the long term, who have stood by us during this most trying year, and who have encouraged us to follow our long-term strategies. Indeed we have stayed on course, and we believe you will be rewarded for your faith in Autodesk in FY98 and beyond.

         I'll close by saying that the proof is in the performance. Our focus in the coming year will be on just that. All of the hard work that went into product development and into sales and marketing over the past year will provide a great foundation for our future. I'm excited by the many opportunities ahead.

         To all of our stockholders, our business partners, our employees and our customers--I extend my personal thanks.





         /s/ Carol Bartz


         Carol Bartz, Chief Executive Officer and Chairman of the Board

                                                                   [Performance]



                      Graphic: [photograph of dartboard]




                                                         [P e r f o r m a n c e]


            [The proof is in the performance. With a tough year behind us, we move ahead resolved to win back our customers, edge out the competition in all of our markets, and provide tomorrow's technology for today's design needs.]

                  Graphic: [inverted photograph of dartboard]

                                                        Financial Review







CONTENTS

22       Financial Highlights
23       Selected Five-Year Financial Data
24       Management's Discussion and Analysis of
            Financial Condition and Results of Operations
33       Consolidated Statement of Income
34       Consolidated Balance Sheet
35       Consolidated Statement of Cash Flows
36       Consolidated Statement of Stockholders' Equity
37       Notes to Consolidated Financial Statements
50       Report of Ernst & Young LLP, Independent Auditors
51       Directors and Executive Officers
52       Corporate Information

Financial Highlights


Net Revenues                   Cash, Cash Equivalents, and Marketable Securities
Dollars in Millions            Dollars in Millions

[Graph] - Net Revenues         [Graph] - Cash, Cash Equivalents, and Marketable
in fiscal years 1995, 1996     Securities in fiscal years 1995, 1996 and 1997 of
and 1997 of $455 million,      $255 million, $272 million and $286 million,
$534 million and               respectively.
$497 million, respectively.



Net Revenues by Geography

[Graph] - Pg with charts - Net Revenues by Geography

Fiscal year          1995
  Europe              35%
  Asia/Pacific        21%
  Americas            44%

Fiscal year          1996
  Europe              40%
  Asia/Pacific        21%
  Americas            39%

Fiscal year          1997
  Europe              38%
  Asia/Pacific        24%
  Americas            38%

Selected Five-Year Financial Data






                                                                    Fiscal year ended January 31,
-------------------------------------------------------------------------------------------------
(In thousands, except per share
data, percentages, and employees)       1997          1996         1995         1994         1993
-------------------------------------------------------------------------------------------------

FOR THE FISCAL YEAR
Net revenues                      $ 496,693     $ 534,167    $ 454,612     $ 405,596    $ 353,154
Cost of revenues                     64,217        66,812       61,725        63,338       63,652
Marketing and sales                 199,939       183,550      154,562       137,788      119,871
Research and development             93,702        78,678       65,176        56,231       51,481
General and administrative           74,280        76,100       65,738        58,536       54,953
Nonrecurring charges                  4,738          --         25,500          --          5,000
Income from operations               59,817       129,027       81,911        89,703       58,197
Interest and other income, net        6,695         9,253        7,233         7,055       11,566
Income before income taxes           66,512       138,280       89,144        96,758       69,763
Net income                           41,571        87,788       56,606        62,166       43,873
Net cash provided by
   operating activities             114,183       106,632      104,412        88,853       68,608
                                 ----------------------------------------------------------------

AT YEAR END
Cash, cash equivalents, and
   marketable securities          $ 286,308       272,402      255,373       217,011    $ 192,277
Current assets                      310,528       347,834      373,085       279,557      249,341
Total assets                        492,233       517,929      482,076       404,874      358,283
Current liabilities                 150,171       144,295      154,990       102,316       84,080
Total liabilities                   184,119       175,601      158,592       107,995       90,450
Stockholders' equity                243,614       342,328      323,484       296,879      267,833
Working capital                     160,357       203,539      218,095       177,241      165,261
Number of employees                   2,044         1,894        1,788         1,788        1,565
                                 ----------------------------------------------------------------

COMMON STOCK DATA
Net income per share              $    0.88    $    1.76     $    1.14    $    1.25     $    0.88
Book value per share              $    5.40    $    7.39     $    6.85    $    6.25     $    5.58
Dividends paid per share          $    0.24    $    0.24     $    0.24    $    0.24     $    0.24
Shares used in computing
   net income per share              47,190        49,800       49,840        49,740       49,800
Shares outstanding at year end       45,108        46,351       47,241        47,480       48,022
                                 ----------------------------------------------------------------

FINANCIAL RATIOS
Current ratio                           2.1          2.4           2.4          2.7          3.0
Return on net revenues                  8.4%        16.4%         12.5%        15.3%        12.4%
Return on average assets                8.2%        17.6%         12.8%        16.3%        12.8%
Return on average stockholders'
   equity                              14.2%        26.4%         18.2%        22.0%        16.4%
                                 ----------------------------------------------------------------

GROWTH PERCENTAGES
Net revenues                            (7.0%)       17.5%         12.1%        14.8%        28.9%
Net income                             (52.6%)       55.1%         (8.9%)       41.7%       (24.1%)
Net income per share                   (50.0%)       54.4%         (8.8%)       42.0%       (23.5%)
                                  ----------------------------------------------------------------

Management's Discussion and Analysis of
Financial Condition and Results of Operations


                    The discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains trend analysis and other forward-looking statements within the meaning of
           Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those set forth in the forward-looking statements as a result of the factors set forth elsewhere herein, including "Certain Risk Factors Which May Impact Future Operating Results," page 28.



   RESULTS OF OPERATIONS
   ---------------------

           The following table sets forth, as a percentage of net revenues, consolidated statement of income data for the periods indicated. These operating results are not necessarily indicative of results for any future periods.

                                                      Fiscal year ended January 31,
                                                      ----------------------------
                                                           1997      1996      1995
-----------------------------------------------------------------------------------
           Net revenues                                   100%      100%       100%
           Costs and expenses:
            Cost of revenues                               13        13         14
            Marketing and sales                            40        34         34
            Research and development                       19        15         14
            General and administrative                     15        14         14
            Nonrecurring charges                            1        --          6
                                                          ------------------------
             Total costs and expenses                      88        76         82
                                                          ------------------------
           Income from operations                          12        24         18
           Interest and other income, net                   1         2          2
                                                          ------------------------
           Income before income taxes                      13        26         20
           Provision for income taxes                       5         9          7
                                                          ------------------------
            Net income                                     8%       17%        13%
                                                          ------------------------

           NET REVENUES Autodesk's consolidated net revenues in fiscal year 1997 were $496.7 million, which represented a 7 percent decrease from fiscal year 1996 net revenues of $534.2 million. Revenue decreases in the Americas and Europe were 10 percent and 11 percent, respectively, reflecting slowdowns in the US dealer channel, Germany, Switzerland, and France. The reductions reflect lower sales of AutoCAD(R) and AutoCAD update software as the current version, AutoCAD Release 13, introduced in November 1994, entered the end of its product life cycle. These decreases were partially offset by revenues from new and enhanced products introduced by the Company's various market groups during fiscal year 1997, most notably Mechanical Desktop(TM), AutoCAD LT(R) for Windows(R) 95, AutoCAD Map(TM), 3D Studio MAX(TM), and Picture This Home!(TM) Kitchen. In fiscal year 1997, revenues in the Company's Asia/Pacific region increased 5 percent, reflecting increased sales primarily in Japan and South Korea of AutoCAD, and AutoCAD updates, as well as new products introduced during the year. Net revenues in fiscal year 1996 increased 18 percent over the $454.6 million posted in fiscal year 1995, reflecting increased revenues in all sales geographies, the most significant occurring in Autodesk's European operations. Growth in fiscal year 1996 revenues resulted from higher sales of AutoCAD, multimedia, data management, and low-end CAD product offerings, most notably AutoCAD LT.
                    Sales of AutoCAD and AutoCAD updates decreased, both in absolute dollars and as a percentage of revenues, from fiscal year 1996 to fiscal year 1997. AutoCAD and AutoCAD updates represented approximately 70 percent of consolidated revenues in fiscal year 1997 as compared to 80 percent in the prior fiscal year. Shipments of new AutoCAD licenses decreased from 233,000 seats in fiscal year 1996 to 207,000 in fiscal year 1997. AutoCAD update revenues were $45 million and $49 million in fiscal years 1997 and 1996, respectively.
                    Foreign revenues, including exports from the United States, accounted for approximately 65 percent, 64 percent, and 61 percent of revenues in fiscal years 1997, 1996, and 1995, respectively. The stronger value of the dollar, relative to international currencies, primarily the Japanese yen and German mark, negatively affected fiscal year 1997 international revenues by approximately $17 million compared to fiscal year 1996. The weaker value of the dollar, relative to international currencies, most notably the Japanese yen, German mark, French franc, and Swedish krona, favorably affected fiscal year 1996 international revenues by approximately $18.8 million compared to fiscal year 1995. Fluctuations in foreign exchange rates did not materially impact operating expenses in fiscal years 1997, 1996, and 1995. A summary of revenues by geographic area is presented in Note 9, page 48, to the consolidated financial statements.
                    The Company records product returns as a reduction of revenues. In fiscal years 1997, 1996, and 1995, product returns, consisting principally of stock rotation, totaled $44.3 million or 9 percent of consolidated revenues, $51.2 million or 9 percent of consolidated revenues, and $7.7 million or 2 percent of consolidated revenues, respectively. Returns of AutoCAD products accounted for 61 percent, 79 percent, and 75 percent of total product returns in fiscal years 1997, 1996, and 1995, respectively. More specifically, returns of AutoCAD Release 13 products totaled $25.9 million and $29.5 million of product returns in fiscal years 1997 and 1996, respectively. Management attributed the increase in product returns in fiscal year 1996 primarily to product rotation associated with performance issues with initial versions of AutoCAD Release 13 software, the number and complexity of associated corrective releases to the software, and ultimately, certain customer dissatisfaction with these corrective releases. Fiscal year 1996 product returns were, to a lesser extent, also impacted by transition and update cycles related to the introduction of new and enhanced products, including AutoCAD(R) Designer, 3D Studio(R), and AutoCAD LT software. The Company, while experiencing an overall decrease in product returns in fiscal year 1997, continued to experience a higher level of product returns relative to periods prior to the introduction of AutoCAD Release 13. This trend reflects an increase in the number of software titles shipping as well as transition and update cycles related to the Company's various software products.
                    The nature and technical complexity of Autodesk's software is such that defect corrections have occurred in the past and may occur in future releases of AutoCAD and other products offered by the Company. Performance issues associated with AutoCAD Release 13 were more substantial than those the Company had experienced with previous AutoCAD releases. The total cost of corrective actions was also likely more substantial, although the nature of such costs does not lend itself to quantification. The Company believes the corrective costs include not only the salary and other associated expenses for time spent by the engineering staff, but also costs relating to the diversion of resources in Autodesk's distribution channel and sales organization, the potential impact of delays on other research and development projects, and damage to the Autodesk and AutoCAD brand names.
                    Delays in the introduction of the next version of AutoCAD or other new and enhanced products planned for future periods, or failure to achieve significant customer acceptance for these new products, may have a material adverse effect on the Company's revenues and consolidated results of operations in future periods. Additionally, slowdowns in the Americas, particularly in the US, and in various European markets, including Germany and France, could also have a material adverse effect on Autodesk's business and consolidated results of operations. The foregoing forward-looking information is based upon the Company's current expectations. Actual results could differ materially for the reasons noted and due to other risks, including, but not limited to, those mentioned above and otherwise discussed under "Certain Risk Factors Which May Impact Future Operating Results," page 28.

           COST OF REVENUES Cost of revenues includes the purchase of discs and compact disks (CD-ROMs), costs associated with transferring the Company's software to electronic media, printing of user manuals and packaging materials, freight, royalties, amortization of capitalized software development costs, and, in certain foreign markets, software protection locks. When expressed as a percentage of net revenues, cost of revenues increased approximately one-half of 1 percent in fiscal year 1997 as compared to the prior fiscal year. Gross margins in fiscal year 1997 were adversely impacted by the mix of product sales and, to a lesser extent, the impact of increased fixed costs on a lower net revenue base. Revenues from commercial versions of AutoCAD software, which historically have yielded a higher gross margin than many of Autodesk's other commercial products, decreased as a percentage of consolidated revenues. Similarly, the portion of revenue contributed by AutoCAD LT, which has a lower gross margin than commercial versions of AutoCAD, increased as a percentage of total revenues. The improved gross margin in fiscal year 1996 as compared with prior periods resulted from ongoing cost-control measures primarily in the areas of purchasing, disk duplication, assembly, packaging, shipping, and the increased use of lower-cost CD-ROM media. In the future, cost of revenues as a percentage of net revenues may be impacted by the mix of product sales, royalty rates for licensed technology embedded in Autodesk's products, and the geographic distribution of sales.

           MARKETING AND SALES Marketing and sales expenses include salaries, sales commissions, travel, and facility costs for the Company's marketing, sales, dealer training, and support personnel. These expenses also include programs aimed at increasing revenues, such as advertising, trade shows, and expositions, as well as various sales and promotional programs designed for specific sales channels and end users. Consolidated fiscal year 1997 marketing and sales expense of $199.9 million increased by 9 percent from the $183.6 million of expense incurred in the prior fiscal year. When expressed as a percentage of net revenues, marketing and sales expenses increased from 34 percent to 40 percent, reflecting higher personnel costs as well as marketing and sales costs associated with the launch of Mechanical Desktop, AutoCAD LT for Windows 95, AutoCAD Map, Picture This Home! Kitchen software, and other new and enhanced product offerings introduced by the Company's market groups during fiscal year 1997. Fiscal year 1996 marketing and sales expenses increased 19 percent over fiscal year 1995 expense of $154.6 million due to an increase in personnel costs, sales incentive programs, continued expansion in the sales geographies, and expenses to support the Company's market group structure. The Company expects to continue to invest in marketing and sales of its products, to develop market opportunities, and to promote Autodesk's competitive position. Accordingly, the Company expects marketing and sales expenses to continue to be significant, both in absolute dollars and as a percentage of net revenues.

           RESEARCH AND DEVELOPMENT Research and development expenses consist primarily of salaries and benefits for software engineers, contract development fees, expenses associated with product translations, costs of computer equipment used in software development, and facilities expenses. During fiscal years 1997, 1996, and 1995, Autodesk incurred $93.7 million, $78.7 million, and $65.2 million of research and development expense, respectively (excluding capitalized software developments costs of $2.1 million in fiscal year 1995; no software development costs were capitalized during fiscal years 1997 and 1996). Research and development expenses increased both in absolute dollars and as a percentage of revenues in fiscal year 1997 due to the addition of software engineers, expenses associated with the development of new and enhanced products, including the next release of AutoCAD, and the translation of certain of these products into foreign languages. Also contributing to the increase were operating results associated with fiscal year 1997 business combinations. Fiscal year 1996 research and development spending increased $11.4 million or 17 percent over fiscal year 1995 expenditures (including capitalized expenses) due to the addition of software engineers, costs associated with the development of new and enhanced products, and product translations. The Company anticipates that research and development expenses will increase in fiscal year 1998 as a result of product development efforts by the Company's market groups and incremental personnel costs resulting from recent business combinations, including the March 1997 acquisition of Softdesk, Inc. ("Softdesk"), a leading supplier of architecture, engineering, and construction applications.

           Additionally, the Company intends to continue recruiting and hiring experienced software developers and to consider the licensing and acquisition of complementary software technologies and businesses.

           GENERAL AND ADMINISTRATIVE General and administrative expenses include the Company's information systems, finance, human resources, legal, purchasing, and other administrative operations. Fiscal year 1997 general and administrative expenses of $74.3 million decreased 2 percent from the $76.1 million recorded in the prior fiscal year, reflecting lower professional fees, partially offset by increased expenses to maintain and expand the Company's worldwide information systems. Fiscal year 1996 general and administrative expenses increased 16 percent from fiscal year 1995 spending of $65.7 million resulting from higher personnel and information systems costs associated with increased operations, partially offset by a reduction in legal expenses. The Company currently expects that general and administrative expenses in the coming year will increase to support spending on infrastructure, including continued investment in Autodesk's worldwide information systems.

           NONRECURRING CHARGES During fiscal year 1997, the Company acquired the outstanding stock of Teleos Research ("Teleos") and assets from Argus Technologies, Inc. ("Argus"). These business combinations were accounted for using the purchase method of accounting, with the purchase price being principally allocated to capitalized software, purchased technologies, and intangible assets. Approximately $3.2 million of the Teleos purchase price and $1.5 million of the Argus purchase price represented the value of in-process research and development that had not yet reached technological feasibility and had no alternative future use. These amounts were charged to operations during fiscal year 1997.
                    As discussed in Note 4, page 42, to the consolidated financial statements, a $25.5 million judgment was entered against Autodesk in fiscal year 1995 on a claim of trade secret misappropriation brought by Vermont Microsystems, Inc. ("VMI"). The Company recorded this nonrecurring charge in the fourth quarter of fiscal year 1995. The Company appealed and a reduced judgment was entered against the Company in the amount of $14.2 million, plus interest. Because the case is still under appeal, Autodesk has not reflected the reduction of damages in its financial statements.

           INTEREST AND OTHER INCOME Interest income was $8.8 million, $10.6 million, and $8.0 million for fiscal years 1997, 1996, and 1995, respectively. The decrease in fiscal year 1997 interest income from the prior fiscal year resulted from a lower average balance of cash, cash equivalents, and marketable securities, partially offset by higher interest rates on the Company's international investment portfolio when compared to the same period in the prior fiscal year. The increase in fiscal year 1996 interest income from the prior fiscal year resulted from a greater average balance of cash, cash equivalents, and marketable securities, partially offset by lower interest rates on the Company's international portfolio when compared to the prior fiscal year. Interest and other income for fiscal years 1997, 1996, and 1995 was net of interest expense of $1.8 million, $1.8 million, and $0.2 million, respectively, primarily associated with the VMI judgment.
                    The Company has a hedging program to minimize foreign exchange gains or losses, where possible, from recorded foreign-denominated assets and liabilities. This program involves the use of forward foreign exchange contracts in the primary European and Asian currencies. The Company does not cur-rently hedge anticipated foreign-denominated revenues and expenses not yet incurred. Gains (losses) resulting from foreign currency transactions primarily in Europe and Asia/Pacific, which are included in interest and other income, were ($197,000), $554,000, and ($1,043,000) in fiscal years 1997, 1996, and 1995, respectively.

           PROVISION FOR INCOME TAXES Autodesk's effective income tax rate in fiscal year 1997 was 37.5 percent as compared with 36.5 percent in the prior fiscal year. The increase in the effective income tax rate resulted from a onetime charge for acquired in-process research and development associated with the Teleos acquisition, which is not deductible for income tax purposes, partially offset by a reduction in the effective income tax rate attributable to increased foreign earnings, which are taxed at rates lower than the US statutory rate. See Note 3, page 41, to the consolidated financial statements for an analysis of the differences between the US statutory and the effective income tax rates.

   CERTAIN RISK FACTORS WHICH MAY IMPACT FUTURE OPERATING RESULTS
   --------------------------------------------------------------


           Autodesk operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control. The following discussion highlights some of these risks and the possible impact of these factors on future results from operations.

           FLUCTUATIONS IN QUARTERLY OPERATING RESULTS The Company has experienced fluctuations in operating results in interim periods in certain geographic regions due to seasonality. The Company's operating results in Europe during the third fiscal quarter are usually impacted by a slow summer period while the Asia/Pacific operations typically experience seasonal slowing in the third and fourth fiscal quarters.
                    The Company typically receives and fulfills a majority of its orders within the quarter, with these orders frequently concentrated in the last weeks or days of a fiscal quarter. As a result, the Company may not learn of revenue shortfalls until late in a fiscal quarter. Additionally, the Company's operating expenses are based in part on its expectations for future revenues and are relatively fixed in the short term. Accordingly, any revenue shortfall below expectations could have an immediate and significant adverse effect on the Company's consolidated results of operations and financial condition.
                    Similarly, shortfalls in Autodesk's revenues or earnings from levels expected by securities analysts could have an immediate and significant adverse effect on the trading price of the Company's common stock. Moreover, the Company's stock price is subject to the volatility generally associated with technology stocks and may also be affected by broader market trends unrelated to performance.

           PRODUCT CONCENTRATION Autodesk derives a substantial portion of its revenues from sales of AutoCAD software, AutoCAD updates, and adjacent products which are interoperable with AutoCAD. As such, any circumstances adversely affecting sales of AutoCAD and AutoCAD updates, including such factors as product life cycle, market acceptance, product performance and reliability, reputation, price competition, and the availability of third-party applications, could have a material adverse effect on the Company's business and consolidated results of operations. The current version of AutoCAD, Release 13, is in the later stage of its product life cycle, which is expected to result in lower AutoCAD sales until the next release is introduced. While Autodesk has anticipated a slowdown in AutoCAD revenues based on historical experiences and expected market conditions, any variation from Autodesk's current expectations may have a material impact on Autodesk's business and consolidated results of operations.
                    A substantial portion of Autodesk's computer-aided design ("CAD") sales, including sales of AutoCAD, AutoCAD updates, and product offerings from Softdesk, are used in the architecture, engineering, and construction ("AEC") industry. Following the combination with Softdesk, the Company expects to continue to compete favorably through a combination of product features and performance, price, innovation, and the reputations of both Autodesk and Softdesk. Autodesk's historical product sales to the AEC markets, particularly in the US and in various European markets, including Germany, France, and Italy, have been sluggish due in part to general market conditions, and short-term growth is not anticipated for these markets. Other factors which could affect the AEC market, including downward pricing pressure, consolidation resulting in strengthened competitors, product combinations which offer more- comprehensive solutions to customers, technological innovation by competitors, entry of new competitors into the AEC market, and changes in the design construction process resulting in changes in the demand for the type of software produced by the Company, could have a material adverse effect on the Company's business and consolidated results of operations in future periods.

           PRODUCT DEVELOPMENT AND INTRODUCTION The software industry is characterized by rapid technological change as well as changes in customer requirements and preferences. The software products offered by the Company are internally complex and, despite extensive testing and quality control, may contain errors or defects ("bugs"), especially when first introduced. In fiscal year 1996, Autodesk experienced quality and performance issues associated with AutoCAD Release 13, including issues related to compatibility with certain hardware platforms and peripheral equipment, interoperability problems with products designed to work in conjunction with AutoCAD Release 13, and other issues associated with the software's object-oriented design. These factors resulted in a high rate of product returns in fiscal year 1996. While Autodesk believes the AutoCAD Release 13 performance issues have been satisfactorily addressed, there can be no assurance that defects or errors will not be discovered in future versions of AutoCAD and other software products offered by the Company. Such defects or errors could result in corrective releases to the Company's software products, damage to Autodesk's reputation, loss of revenues, an increase in product returns, or lack of market acceptance of its products, any of which could have a material and adverse effect on the Company's business and consolidated results of operations.
                    The Company believes that its future results will depend largely upon its ability to offer products that compete favorably with respect to price, reliability, performance, range of useful features, continuing product enhancements, reputation, and training. Delays or difficulties, including the discovery of product defects similar to those experienced with AutoCAD Release 13, may result in the delay or cancellation of planned development projects, and could have a material and adverse effect on the Company's business and consolidated results of operations. Further, increased competition in the market for design, mapping, multimedia, data management, or data publishing software products could also have a negative impact on the Company's business and consolidated results of operations.
                    Certain of the Company's historical product development activities have been performed by independent firms and contractors, while other technologies are licensed from third parties. Autodesk generally either owns or has an exclusive license for use of the software developed by third parties. Because talented development personnel are in high demand, there can be no assurance that independent developers, including those who have developed products for the Company in the past, will be able to provide development support to the Company in the future. Similarly, there can be no assurance that the Company will be able to obtain and renew license agreements on favorable terms, if at all, and any failure to do so could have a material adverse effect on the Company's business and consolidated results of operations.
                    Autodesk's business strategy has historically depended in large part on its relationships with third-party developers, who provide products that expand the functionality of Autodesk's design software. In the AEC market in particular, a number of developer partners, including Softdesk, have contributed to demand for AutoCAD software by providing application products with high levels of functionality. Because Softdesk has products which compete with the product offerings of some of these developers, the merger with Softdesk may negatively impact certain of Autodesk's relationships with these third parties. However, Autodesk's commitment to maintain an open architecture for AutoCAD and for certain of Softdesk's products should permit third-party developers to continue to develop and market specific applications. While Autodesk's management believes that the Softdesk merger will ultimately improve the quality of the platform on which developer products are based and permit achievement of higher functionality and greater customer satisfaction, thereby benefiting Autodesk and the developer base, there can be no assurance that certain developers will not elect to support other products or otherwise experience disruption in product development and delivery cycles. Such disruption in particular markets could negatively impact these third-party developers and end users during the transitional period, which could have a material adverse effect on Autodesk's business and consolidated results of operations.

           INTERNATIONAL REVENUES The Company anticipates that international revenues will continue to account for a significant portion of its consolidated revenues. Risks inherent in the Company's international sales include the following: unexpected changes in regulatory practices and tariffs; difficulties in staffing and managing foreign operations; longer collection cycles; potential changes in tax laws; greater difficulty in protecting intellectual property; and the impact of fluctuating exchange rates between the US dollar and foreign currencies in markets where Autodesk does business. During fiscal year 1997, changes in exchange rates from the same period of the prior fiscal year adversely impacted revenues, principally due to changes in the Japanese yen and German mark. The Company's international results may also be impacted by general economic and political conditions in these foreign markets, including an ongoing slowdown in the German market experienced since the middle of fiscal year 1997, and its adverse impact on other European markets. There can be no assurance that these and other factors will not have a material adverse effect on the Company's future international sales and consequently, on the Company's business and consolidated results of operations.

           DEPENDENCE ON DISTRIBUTION CHANNELS The Company sells its software products primarily to distributors and dealers (value-added resellers, or "VARs"). Autodesk's ability to effectively distribute products depends in part upon the financial and business condition of its VAR network. Although the Company has not to date experienced any material problems with its VAR network, computer software dealers and distributors are typically not highly capitalized and have experienced difficulties during times of economic contraction and may do so in the future. While no single customer accounted for more than 10 percent of the Company's consolidated revenues in fiscal years 1997, 1996, or 1995, the loss of or a significant reduction in business with any one of the Company's major international distributors or large US dealers could have a material adverse effect on the Company's business and consolidated results of operations in future periods.

           PRODUCT RETURNS With the exception of certain European distributors, agreements with the Company's VARs do not contain specific product-return privileges. However, Autodesk permits its VARs to return product in certain instances, generally during periods of product transition and during update cycles. In fiscal year 1996, the Company experienced a higher level of product returns than in fiscal years 1995 and 1994, most notably in the US, which management attributed to performance issues associated with initial versions of AutoCAD Release 13 software. While the Company experienced a decrease in product returns in absolute dollars during fiscal year 1997, management anticipates that product returns in future periods will continue to be impacted by product update cycles, new product releases, and software quality.
                    Autodesk establishes reserves, including reserves for stock balancing and product rotation, based on estimated future returns of product and after taking into account channel inventory levels, the tim-ing of new product introductions, and other factors. While the Company maintains strict measures to monitor channel inventories and to provide appropriate reserves, actual product returns may differ from the Company's reserve estimates, and such differences could be material to Autodesk's consolidated financial statements.

           INTELLECTUAL PROPERTY The Company relies on a combination of patent, copyright, and trademark laws, trade secrets, confidentiality procedures, and contractual provisions to protect its proprietary rights. Despite such efforts to protect the Company's proprietary rights, unauthorized parties may attempt to copy aspects of the Company's software products or to obtain and use information that Autodesk regards as proprietary. Policing unauthorized use of the Company's software products is time-consuming and costly. Although the Company is unable to measure the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that its competitors will not independently develop similar technology. The Company expects that software product developers will be increasingly subject to infringement claims as the number of products and competitors in its industry segments grows and the functionality of products in different industry segments overlaps. There can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted against the Company or that any such assertions will not have a material adverse effect on its business. Any such claims, whether with or without merit, could be time-consuming, result in costly litigation and diversion of resources, cause product shipment delays, or require the Company to enter into royalty or licensing agreements. Such royalty or license agreements, if required, may not be available on acceptable terms, if at all, which could have a material adverse effect on the Company's business and consolidated results of operations.
                    The Company also relies on certain software that it licenses from third parties, including software that is integrated with internally developed software and used in its products to perform key functions. There can be no assurance that these third-party software licenses will continue to be available on commercially reasonable terms, or that the software will be appropriately supported, maintained, or enhanced by the licensors. The loss of licenses to, or inability to support, maintain, and enhance any such software, could result in increased costs, or in delays or reductions in product shipments until equivalent software could be developed, identified, licensed, and integrated, which would have a material adverse effect on the Company's business and consolidated results of operations.

           RISKS ASSOCIATED WITH RECENT ACQUISITIONS Autodesk consummated several acquisitions in fiscal year 1997, including acquisitions of Teleos, Argus, and Creative Imaging Technologies. During the first quarter of fiscal year 1998, the Company completed its acquisition of all of the outstanding stock of Softdesk in a transaction to be accounted for under the purchase method of accounting. The Company is in the process of integrating the operations acquired in the Softdesk merger with its own. There can be no assurance that the anticipated benefits of recently concluded business combinations will be realized. The Softdesk merger entails a number of risks, including managing a larger and more geographically disparate business. In addition, recent mergers could require significant additional management attention. If Autodesk is unsuccessful in integrating and managing recently acquired businesses, the Company's business and consolidated results of operations in future periods could be adversely affected.



   LIQUIDITY AND CAPITAL RESOURCES
   -------------------------------

           Working capital, which consists principally of cash, cash equivalents, and marketable securities, was $160.4 million at January 31, 1997, compared to $203.5 million at January 31, 1996. Cash, cash equivalents, and marketable securities, which consist primarily of high-quality municipal bonds, tax-advantaged money market instruments, and US treasury notes, totaled $286.3 million at January 31, 1997, compared to $272.4 million at January 31, 1996. The $13.9 million increase in cash, cash equivalents, and marketable securities was due primarily to cash generated from operations ($114.2 million) and cash proceeds from the issuance of shares through employee stock option and stock purchase programs ($23.3 million). This increase was partially offset by cash used to repurchase shares of the Company's common stock under an ongoing, systematic repurchase program ($67.3 million); to purchase computer equipment, furniture, and leasehold improvements ($17.4 million); to pay dividends on the Company's common stock ($10.9 million); and to acquire complementary software technologies and businesses ($9.9 million).
                    During fiscal years 1997, 1996, and 1995, the Company repurchased and retired 2,217,000, 2,671,000, and 2,990,000 shares of its common stock at average per share repurchase prices of $30.34, $40.43, and $30.05, respectively, pursuant to repurchase programs approved by its Board of Directors.
                    In August 1996, the Company announced a stock repurchase program under which the Company may purchase up to 5 million shares of common stock in open market transactions as market and business conditions warrant. The Company may also utilize equity options as part of its repurchase program. This program is in addition to shares previously reserved pursuant to Autodesk's ongoing and systematic repurchase program.
                    In connection with the new repurchase program, the Company sold put warrants to an independent third party in September 1996 that entitle the holder of the warrants to sell 3 million shares of common stock to the Company at $21.50 per share. Additionally, the Company purchased call options that entitle the Company to buy 2 million shares of its common stock at $25.50 per share. The put and call options expire in September 1997. The premiums received with respect to the equity options totaled $8.1 million and equaled the premiums paid. Consequently, there was not an exchange of cash. The amount related to the Company's maximum potential repurchase obligation under the put warrants has been reclassified from stockholders' equity to put warrants in the accompanying consolidated financial statements. The Company has the right to settle the put warrants with stock or a cash settlement equal to the difference between the exercise price and market value at the date of exercise. These securities had no significant dilutive effect on net income per share in fiscal year 1997.
                    The Company has an unsecured $40 million bank line of credit, of which $20 million is guaranteed, that may be used from time to time to facilitate short-term cash flow. At January 31, 1997, there were no borrowings outstanding under this credit agreement which expires in January 1999.
                    The Company's principal commitments at January 31, 1997, consisted of obligations under operating leases for facilities.
                    At January 31, 1997 and 1996, the Company's principal unhedged monetary assets denominated in currencies other than the US dollar consisted of cash, cash equivalents, and marketable securities.

                    Longer-term cash requirements, other than normal operating expenses, are anticipated for development of new software products and enhancement of existing products; financing anticipated growth; dividend payments; repurchases of the Company's common stock; and the acquisition of businesses, software products, or technologies complementary to the Company's business. The Company believes that its existing cash, cash equivalents, marketable securities, available line of credit, and cash generated from operations will be sufficient to satisfy its currently anticipated cash requirements for fiscal year 1998.

Autodesk, Inc.
Consolidated Statement of Income

                                                                    Fiscal year ended January 31,
                                                              -----------------------------------
(In thousands, except per share data)                              1997         1996         1995
-------------------------------------------------------------------------------------------------
Revenues                                                      $ 509,630    $ 546,884    $ 465,278
Direct commissions                                               12,937       12,717       10,666
                                                              -----------------------------------
Net revenues                                                    496,693      534,167      454,612

Costs and expenses:
     Cost of revenues                                            64,217       66,812       61,725
     Marketing and sales                                        199,939      183,550      154,562
     Research and development                                    93,702       78,678       65,176
     General and administrative                                  74,280       76,100       65,738
     Nonrecurring charges                                         4,738           --       25,500
                                                              -----------------------------------
         Total costs and expenses                               436,876      405,140      372,701
                                                              -----------------------------------
Income from operations                                           59,817      129,027       81,911

Interest and other income, net                                    6,695        9,253        7,233
                                                              -----------------------------------
Income before income taxes                                       66,512      138,280       89,144
Provision for income taxes                                       24,941       50,492       32,538
                                                              -----------------------------------
Net income                                                    $  41,571    $  87,788    $  56,606
                                                              -----------------------------------
Net income per share                                          $    0.88    $    1.76    $    1.14
                                                              -----------------------------------
Shares used in computing net income per share                    47,190       49,800       49,840
                                                              -----------------------------------

See accompanying notes.


Autodesk, Inc.
Consolidated Balance Sheet


                                                                                      January 31,
                                                                           ---------------------
(In thousands)                                                                  1997         1996
-------------------------------------------------------------------------------------------------
ASSETS
Current assets:
     Cash and cash equivalents                                             $  64,814    $ 129,305
     Marketable securities                                                   117,971       64,001
     Accounts receivable, net of allowance for doubtful
       accounts of $6,635 ($6,731 in 1996)                                    68,577       93,919
     Inventories                                                               7,340        9,685
     Deferred income taxes                                                    35,616       33,769
     Prepaid expenses and other current assets                                16,210       17,155
                                                                           ---------    ---------
         Total current assets                                                310,528      347,834
Marketable securities, including a restricted balance
   of $28,000 at January 31, 1997 and 1996                                   103,523       79,096
Computer equipment, furniture, and leasehold improvements:
     Computer equipment and furniture                                        103,903      106,643
     Leasehold improvements                                                   17,818       21,100
     Accumulated depreciation                                                (77,671)     (78,778)
                                                                           ---------    ---------
     Net computer equipment, furniture, and leasehold
       improvements                                                           44,050       48,965
Purchased technologies and capitalized software                               15,916       22,141
Other assets                                                                  18,216       19,893
                                                                           ---------    ---------
                                                                           $ 492,233    $ 517,929
                                                                           =========    =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                                      $  24,557    $  24,547
     Accrued compensation                                                     18,099       22,441
     Accrued income taxes                                                     75,061       65,517
     Other accrued liabilities                                                32,454       31,790
                                                                           ---------    ---------
         Total current liabilities                                           150,171      144,295
Deferred income taxes                                                          2,974        1,912
Litigation accrual                                                            29,328       27,640
Other liabilities                                                              1,646        1,754
Commitments and contingencies
Put warrants                                                                  64,500           --
Stockholders' equity:
     Common stock, $0.01 par value; 100,000 shares authorized,
       45,108 issued and outstanding (46,351 in 1996)                        147,091      140,765
     Retained earnings                                                       106,587      191,109
     Foreign currency translation adjustment                                 (10,064)      10,454
                                                                           ---------    ---------
         Total stockholders' equity                                          243,614      342,328
                                                                           ---------    ---------
                                                                           $ 492,233    $ 517,929
                                                                           =========    =========

See accompanying notes.

Autodesk, Inc.
Consolidated Statement of Cash Flows


                                                                  Fiscal year ended January 31,
                                                            ----------------------------------
(In thousands)                                                  1997         1996         1995
-----------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                  $ 41,571     $ 87,788     $ 56,606
Adjustments to reconcile net income to net cash
   provided by operating activities:
       Depreciation and amortization                          34,833       25,247       24,989
       Charge for acquired in-process research and
         development                                           4,738           --           --
       Changes in operating assets and liabilities,
         net of business combinations:
           Accounts receivable                                25,365       (7,579)     (15,068)
           Inventories                                         2,345       (3,850)       3,034
           Deferred income taxes                                (785)      (4,567)     (18,334)
           Prepaid expenses and other current assets             890       (6,443)      (2,898)
           Accounts payable and accrued liabilities           (4,318)       3,721       48,017
           Accrued income taxes                                9,544       12,315        8,066
                                                           ---------    ---------    ---------
Net cash provided by operating activities                    114,183      106,632      104,412
                                                           ---------    ---------    ---------

INVESTING ACTIVITIES
Purchases of  available-for-sale marketable securities      (683,550)    (224,655)     (74,682)
Maturities of available-for-sale marketable securities       604,727      141,893      145,754
Purchase of computer equipment, furniture, and
   leasehold improvements                                    (17,409)     (16,306)     (20,019)
Business combinations, net of cash acquired                   (9,908)      (7,194)      (4,469)
Purchases of software technologies and capitalization
   of software costs                                            (995)      (1,409)      (4,958)
Other                                                        (16,698)       8,042        4,642
                                                           ---------    ---------    ---------
Net cash provided (used) by investing activities            (123,833)     (99,629)      46,268
                                                           ---------    ---------    ---------

FINANCING ACTIVITIES
Proceeds from issuance of common stock                        23,307       46,424       59,912
Repurchase of common stock                                   (67,269)    (107,976)     (89,851)
Dividends paid                                               (10,879)     (11,184)     (11,307)
                                                           ---------    ---------    ---------
Net cash used in financing activities                        (54,841)     (72,736)     (41,246)
                                                           ---------    ---------    ---------

Net increase (decrease) in cash and cash equivalents         (64,491)     (65,733)     109,434


Cash and cash equivalents at beginning of year               129,305      195,038       85,604
                                                           ---------    ---------    ---------
Cash and cash equivalents at end of year                   $  64,814    $ 129,305    $ 195,038
                                                           =========    =========    =========

See accompanying notes.

Autodesk, Inc.
Consolidated Statement of Stockholders' Equity

                                                         Three-year period ended January 31, 1997
                                                         ----------------------------------------


                                        Common Stock                       Foreign
                                        ------------                      currency          Total
                                                              Retained  translation  stockholders'
(In thousands)                        Shares        Amount    earnings   adjustment         equity
--------------------------------------------------------------------------------------------------

Balances, January 31, 1994            47,480      $ 43,769    $ 257,052    $  (3,942)    $ 296,879
Common shares issued under
   stock option and stock
   purchase plans                      2,751        49,467                                  49,467
Tax effect of stock options                         10,445                                  10,445
Net income                                                       56,606                     56,606
Dividends paid                                                  (11,307)                   (11,307)
Repurchase of common shares           (2,990)       (2,811)     (87,040)                   (89,851)
Foreign currency translation
   adjustment                                                                 11,492        11,492
Unrealized losses on available-
   for-sale securities, net of tax                                 (247)                      (247)
                                      ------      --------    ---------    ---------     ---------
Balances, January 31, 1995            47,241       100,870      215,064        7,550       323,484
Common shares issued under
   stock option and stock
   purchase plans                      1,781        35,712                                  35,712
Tax effect of stock options                         10,712                                  10,712
Net income                                                       87,788                     87,788
Dividends paid                                                  (11,184)                   (11,184)
Repurchase of common shares           (2,671)       (6,529)    (101,447)                  (107,976)
Foreign currency translation
   adjustment                                                                  2,904         2,904
Unrealized gains on available-
   for-sale securities, net of tax                                  888                        888
                                      ------      --------    ---------    ---------     ---------
Balances, January 31, 1996            46,351       140,765      191,109       10,454       342,328
Common shares issued under
   stock option and stock
   purchase plans                        974        20,729                                  20,729
Tax effect of stock options                          2,578                                   2,578
Reclassification of put warrants                    (9,870)     (54,630)                   (64,500)
Net income                                                       41,571                     41,571
Dividends paid                                                  (10,879)                   (10,879)
Repurchase of common shares           (2,217)       (7,111)     (60,158)                   (67,269)
Foreign currency translation
   adjustment                                                                (20,518)      (20,818)
Unrealized losses on available-
   for-sale securities, net of tax                                 (426)                      (426)
                                      ------     ---------    ---------    ---------     ---------
Balances, January 31, 1997            45,108     $ 147,091    $ 106,587    $ (10,064)    $ 243,614
                                      ======     =========    =========    =========     =========

See accompanying notes.

Autodesk, Inc.
Notes to Consolidated Financial Statements





   NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------


           OPERATIONS Autodesk, Inc. ("Autodesk" or the "Company"), is a leader in the development and marketing of design and drafting software and multimedia tools, primarily for the business and professional environment. Autodesk's flagship product, AutoCAD, is one of the world's leading computer-aided design ("CAD") tools, with an installed base of 1.6 million seats worldwide.

           PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.
                    The asset and liability accounts of foreign subsidiaries are translated from their respective functional currencies at the rates in effect at the balance sheet date, and revenue and expense accounts are translated at weighted average rates during the period. Foreign currency translation adjustments are reflected as a separate component of stockholders' equity. Gains (losses) resulting from foreign currency transactions, which are included in interest and other income, were ($197,000), $554,000, and ($1,043,000) in fiscal years 1997, 1996, and 1995, respectively.

           BUSINESS COMBINATIONS During fiscal year 1997 the Company acquired certain businesses for an aggregate of $9.9 million. Included in these acquisitions were the purchases of assets from Creative Imaging Technologies, Inc. ("CIT"), CadZooks, Inc., Argus Technologies, Inc. ("Argus"), as well as the outstanding stock of Teleos Research ("Teleos"). Approximately $3.2 million of the Teleos purchase price and $1.5 million of the Argus purchase price represented the value of in-process research and development that had not yet reached technological feasibility and had no alternative future use. These amounts were charged to income from operations during fiscal year 1997 and classified as nonrecurring charges in the statement of income. In fiscal year 1996, the Company acquired certain assets of Automated Methods (Pty) Ltd. and made final payments to the former stockholders of Ithaca Software, which was acquired by the Company in August 1993, based on revenues as specified in the acquisition agreement. Cash payments in fiscal year 1996 associated with these transactions totaled approximately $7.2 million. All of these acquisitions were accounted for using the purchase method of accounting with the purchase price being principally allocated to purchased technologies and capitalized software, intangible assets, and for the Teleos and Argus acquisitions, in-process research and development. The Company is amortizing these intangible assets on a straight-line basis over two-to-five years. The operating results of the acquired businesses, which have not been material in relation to those of the Company, have been included in the accompanying consolidated financial statements from their respective dates of acquisition. Additional consideration may also be payable to the former stockholders of CIT, Argus, and Teleos based on product milestones and operating results, which are expected to be allocated to intangible assets and amortized on a straight-line basis over two-to-five year periods.

           USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

           FOREIGN CURRENCY TRANSLATION The Company hedges a portion of its exposure on certain intercompany receivables and payables denominated in foreign currencies using forward foreign exchange contracts in European and Asian foreign currencies. Gains and losses associated with exchange rate fluctuations on forward foreign exchange contracts are recorded currently in interest and other income and offset corresponding gains and losses on the foreign currency assets being hedged. The costs of forward foreign exchange contracts are amortized on a straight-line basis over the life of the contract as interest and other income.

           CASH AND CASH EQUIVALENTS The Company considers all highly liquid investments with insignificant interest rate risk and original maturities of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

           MARKETABLE SECURITIES Marketable securities, consisting principally of high-quality municipal bonds, tax-advantaged money market instruments, and US treasury notes, are stated at fair value. Marketable securities maturing within one year that are not restricted are classified as current assets.
                    The Company determines the appropriate classification of its marketable securities at the time of purchase and reevaluates such classification as of each balance sheet date. The Company has classified all of its marketable securities as available-for-sale and carries such securities at fair value, with unrealized gains and losses, net of tax, reported in stockholders' equity until disposition.

           CONCENTRATION OF CREDIT RISK The Company places its cash, cash equivalents, and marketable securities with financial institutions with high credit standing and, by policy, limits the amounts invested with any one institution, type of security, and issuer. Autodesk's accounts receivable are derived from software sales to a large number of dealers and distributors in the Americas, Europe, and Asia/Pacific. The Company performs ongoing evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary, but generally requires no collateral.

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

           PURCHASED TECHNOLOGIES AND CAPITALIZED SOFTWARE Costs incurred in the initial design phase of software development are expensed as incurred. Once the point of technological feasibility is reached, production costs (programming and testing) are capitalized. Certain acquired software-technology rights are also capitalized. Capitalized software costs are amortized ratably as revenues are recognized, but not less than on a straight-line basis over two- to seven-year periods. Amortization expense was $9,563,000, $11,765,000, and $7,634,000 in fiscal years 1997, 1996, and 1995, respectively. The actual lives of the Company's purchased technologies or capitalized software may differ from the Company's estimates, and such differences could cause carrying amounts of these assets to be reduced materially.

           REVENUE RECOGNITION Autodesk's revenue recognition policy is in compliance with the provisions of the American Institute of Certified Public Accountants' Statement of Position 91-1, "Software Revenue Recognition." Revenue is recognized at the time of shipment, provided that no significant vendor obligations exist and collection of the resulting receivable is deemed probable. A portion of revenues related to certain customer consulting and training obligations is deferred, while costs associated with certain post-sale customer obligations are accrued.

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

           ROYALTIES The Company licenses software used to develop components of AutoCAD, Mechanical Desktop, 3D Studio MAX, and certain other software products. Royalties are payable to developers of the software at various rates and amounts generally based on unit sales or revenues. Royalty expense was $8,000,000, $6,102,000, and $5,944,000 in fiscal years 1997, 1996, and 1995, respectively. Such costs are included as a component of cost of revenues.

           NET INCOME PER SHARE Net income per share is based on the weighted average number of outstanding common shares and dilutive common stock equivalents.

           COMMON STOCK SPLIT In October 1994, Autodesk's stockholders approved an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of common stock from 50,000,000 to 100,000,000 shares and to effect a 2-for-1 split of the Company's common stock in the form of a 100 percent common stock dividend. All share and per share amounts have been restated to reflect the stock split.

           RECENTLY ISSUED ACCOUNTING STANDARDS The Company adopted Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("FAS No. 121") in fiscal year 1997. FAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Adoption of this statement did not have a material effect on the Company's consolidated financial statements.

           RECLASSIFICATIONS A nonrecurring charge recorded in fiscal year 1995 related to a legal matter more fully discussed in Note 4, Litigation Accrual, has been reclassified to a line item within income from operations in the Company's consolidated statement of income. Previously, such amount was recorded as a charge after income from operations.



   NOTE 2. FINANCIAL INSTRUMENTS
-----------------------------------

           FAIR VALUES OF FINANCIAL INSTRUMENTS Estimated fair values of financial instruments are based on quoted market prices. The carrying amounts and fair value of the Company's financial instruments are as follows:

                                                                                      January 31,
                                                  ----------------------------------------------
                                                                   1997                      1996
                                                  ---------------------   -----------------------
                                                  Carrying         Fair     Carrying         Fair
           (In thousands)                           amount        value       amount        value
           --------------------------------------------------------------------------------------
           Cash and cash equivalents              $ 64,814     $ 64,814    $ 129,305    $ 129,305
           Marketable securities                   221,494      221,494      143,097      143,097
           Forward foreign currency contracts         (458)        (458)        (143)        (143)
                                                  --------      -------     --------    ---------

           FOREIGN CURRENCY CONTRACTS The Company enters into forward foreign currency contracts to hedge the value of assets and liabilities recorded in foreign currencies against fluctuations in exchange rates. Substantially all forward foreign currency contracts entered into by the Company have maturities of 60 days or less. The notional amounts of foreign currency contracts were $35.7 million and $15.5 million at January 31, 1997 and 1996, respectively, and were predominantly to buy Swiss francs. While the contract or notional amount is often used to express the volume of foreign exchange contracts, the amounts potentially subject to credit risk are generally limited to the amounts, if any, by which the counterparties' obligations under the agreements exceed the obligations of the Company to the counterparties.

           MARKETABLE SECURITIES Marketable securities include the following available-for-sale securities at January 31, 1997 and 1996:

                                                                                   January 31, 1997
                                                    -----------------------------------------------
                                                                    Gross        Gross    Estimated
                                                               unrealized   unrealized         fair
           (In thousands)                               Cost        gains       losses        value
---------------------------------------------------------------------------------------------------
Short-term:
   Municipal bonds                                  $ 70,325         $ 43     $     --    $  70,368
   Preferred stock                                     2,000           --           --        2,000
   Time deposits                                      45,603           --           --       45,603
                                                   ---------         ----     --------    ---------
                                                     117,928           43           --      117,971
Long-term:
    Municipal bonds                                   72,565           --          (74)      72,491
    US Treasury notes                                 28,592           --         (592)      28,000
    Preferred stock and other                          3,022           10           --        3,032
                                                   ---------         ----     --------    ---------
                                                     104,179           10         (666)     103,523
                                                   ---------         ----     --------    ---------
                                                   $ 222,107         $ 53     $   (666)   $ 221,494
                                                   =========         ====     ========    =========

                                                                                      January 31, 1997
                                                    --------------------------------------------------
                                                                    Gross           Gross    Estimated
                                                               unrealized      unrealized         fair
           (In thousands)                               Cost        gains          losses        value
------------------------------------------------------------------------------------------------------
Short-term:
   Municipal bonds                                  $ 30,439         $    85          $(1)    $ 30,523
   Time deposits                                      33,478              --           --       33,478
                                                    --------         -------     --------   ----------
                                                      63,917              85           (1)      64,001
Long-term:
   Municipal bonds                                    47,380             694           (3)      48,071
   US Treasury notes                                  29,397             608           (3)      30,002
   Time deposits and other                             1,008              15           --        1,023
                                                    --------         -------     --------   ----------
                                                      77,785           1,317           (6)      79,096
                                                    --------         -------     --------   ----------
                                                    $141,702         $ 1,402          $(7)   $ 143,097
                                                    ========         =======     ========    =========

                    Long-term US Treasury notes included a restricted balance of $28.0 million at January 31, 1997 and 1996 (see Note 4). The contractual maturities of Autodesk's short-term marketable securities at January 31, 1997, were one year or less while the Company's long-term marketable securities had contractual maturities as follows: $52.1 million between one and two years; $17.3 million maturing in three years; $28.8 million maturing in four to five years; and $5.3 million beyond five years. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay or call obligations without prepayment penalties. Realized gains and losses on sales of available-for-sale securities were immaterial in fiscal years 1997 and 1996. The cost of securities sold is based on the specific identification method.

   NOTE 3. INCOME TAXES
--------------------------

           The provision for income taxes consists of the following:

                                                   Fiscal year ended January 31,
                                             -----------------------------------
           (In thousands)                      1997          1996         1995
--------------------------------------------------------------------------------
Federal:
   Current                                   $   5,546     $ 26,711     $ 29,203
   Deferred                                      1,133       (3,392)     (13,169)

State:
   Current                                       4,796        8,779        9,417
   Deferred                                     (1,148)        (856)      (3,839)

Foreign:
   Current                                      15,503       19,569       12,252
   Deferred                                       (889)        (319)      (1,326)
                                             ---------     --------     --------
                                             $  24,941     $ 50,492     $ 32,538
                                             ---------     --------     --------

                    The principal reasons that the aggregate income tax provisions differ from the US statutory rate of 35 percent are as follows:

                                                                    Fiscal year ended January 31,
                                                               ----------------------------------
           (In thousands)                                          1997         1996         1995
-------------------------------------------------------------------------------------------------
Income tax provision at statutory rate                         $ 23,279     $ 48,398     $ 31,200
Foreign income taxed at rates different from the
    US statutory rate                                            (1,644)      (7,863)      (4,916)

State income taxes, net of federal benefit                        2,371        8,616        4,802

Tax-exempt interest                                              (1,348)      (1,668)      (1,608)

Acquired in-process research and development                      1,130           --           --

Other                                                             1,153        3,009        3,060
                                                               --------     --------     --------
                                                               $ 24,941     $ 50,492     $ 32,538
                                                               --------     --------     --------

                    Significant sources of the Company's deferred tax assets and liabilities are as follows:

                                                                                         January 31,
                                                                              ----------------------
           (In thousands)                                                          1997         1996
----------------------------------------------------------------------------------------------------
    Accrued state income taxes                                                 $  5,562     $  5,409
    Accrued legal judgment, including accrued interest                           13,822       12,821
    Reserves for product returns and bad debts                                    7,864        9,110
    Accrued compensation and benefits                                             2,950        2,994
    Capitalized software                                                          6,270        3,678
    Unremitted earnings of certain subsidiaries                                  (6,018)          --
    Other, net                                                                    2,192       (2,105)
                                                                               --------     --------
Net deferred tax assets                                                        $ 32,642     $ 31,857
                                                                               ========     ========
Recorded as:
   Current deferred assets                                                     $ 35,616     $ 33,769
   Non-current deferred liability                                                (2,974)      (1,912)
                                                                               --------     --------

                                                                               $ 32,642     $ 31,857
                                                                               ========     ========


                    No provision has been made for federal income taxes on unremitted earnings of certain of the Company's foreign subsidiaries (cumulative $140 million at January 31, 1997) since the Company plans to indefinitely reinvest all such earnings. At January 31, 1997, the unrecognized deferred tax liability for these earnings was approximately $33 million. Foreign pre-tax income was $45.0 million, $64.4 million, and $34.3 million in fiscal years 1997, 1996, and 1995, respectively.
                    The Company's United States income tax returns for fiscal years ended January 31, 1992 through 1995 are under examination by the Internal Revenue Service. Management believes that adequate amounts have been provided for any adjustments that may ultimately result from these examinations.
                    Cash payments for income taxes were $13,605,000, $32,032,000, and $32,361,000 for fiscal years 1997, 1996, and 1995, respectively.



   NOTE 4. LITIGATION ACCRUAL
--------------------------------

                    In December 1994, the Company recorded a $25.5 million litigation charge as the result of a judgment against the Company on a claim of trade secret misappropriation brought by Vermont Microsystems, Inc. ("VMI"). The Company appealed that judgment and a reduced judgment was subsequently entered against the Company in the amount of $14,209,000, plus interest. Because the case is still under appeal, the Company has not reflected the reduction of damages in the accompanying consolidated financial statements.
                    The Company was required by statute to post collateral approximating the amount of the initial judgment plus accrued interest. At January 31, 1997, the Company's long-term marketable securities included a balance of $28.0 million which is restricted as to its use until final adjudication of this matter.



   NOTE 5. COMMITMENTS AND CONTINGENCIES
-------------------------------------------

                    The Company leases office space and equipment under noncancelable lease agreements. The leases generally provide that the Company pay taxes, insurance, and maintenance expenses related to the leased assets. Future minimum lease payments for fiscal years ended January 31 are as follows: $16.5 million in

           1998; $14.5 million in 1999; $12.3 million in 2000; $9.0 million in
           2001; $6.7 million in 2002; and $27.2 million thereafter.

                    Rent expense was $17,358,000, $16,992,000, and $18,221,000 in fiscal years 1997, 1996, and 1995, respectively.

                    The Company has a line of credit permitting short-term, unsecured borrowings of up to $40 million, which may be used from time to time to facilitate short-term cash flow. There were no borrowings under this agreement at January 31, 1997 which expires in January 1999.

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



   NOTE 6. EMPLOYEE BENEFIT PLANS
------------------------------------

           STOCK OPTION PLANS Under the Company's stock option plans, incentive and nonqualified stock options may be granted to officers, employees, directors, and consultants to purchase shares of the Company's common stock. Options vest over periods of one to five years and generally have terms of up to ten years. A maximum of 24,040,000 shares of common stock have been authorized for issuance under the plans. The exercise price of the stock options is determined by the Company's Board of Directors on the date of grant and is at least equal to the fair market value of the stock on the grant date.

                    Stock option activity is as follows:

                                                                                                     Weighted
                                                                                                      average
                                                                   Number                               price
           (Shares in thousands)                                of shares       Price per share     per share
-------------------------------------------------------------------------------------------------------------
Options outstanding at January 31, 1994                               8,710      $ 12.56-$ 28.19      $ 18.95
   Granted                                                            2,123        24.25-  38.25        29.72
   Exercised                                                         (2,416)       12.56-  25.38        17.99
   Canceled                                                            (420)       13.38-  30.25        21.28
                                                                     ------      ---------------      -------
Options outstanding at January 31, 1995                               7,997        12.56-  38.25        21.97
   Granted                                                            2,546        35.25-  49.25        44.83
   Exercised                                                         (1,484)       12.56-  30.50        19.19
   Canceled                                                            (368)       13.38-  49.25        30.78
                                                                     ------      ---------------      -------
Options outstanding at January 31, 1996                               8,691        13.38-  49.25        28.75
   Granted                                                            5,271         0.01-  42.00        29.99
   Exercised                                                           (651)        0.01-  38.25        19.66
   Canceled                                                            (598)       16.25-  49.25        36.98
                                                                     ------      ---------------      -------
Options outstanding at January 31, 1997                              12,713        13.38-  49.25        28.11
                                                                     ------      ---------------      -------
Options exercisable at January 31, 1997                               4,912        13.38-  49.00        25.52
                                                                     ------      ---------------      -------
Options available for grant at January 31, 1997                       2,350
                                                                     ------


                    Certain employees have disposed of stock acquired through the exercise of incentive stock options earlier than the mandatory holding period required for such options. The tax benefits allowed to the Company because of these dispositions, together with the tax benefits realized from the exercise of nonqualified stock options, have been recorded as increases to common stock.

                    The following table summarizes information about options outstanding at January 31, 1997.


                                                                   Outstanding options
                                                                      weighted average
                                                                      contractual life      Weighted average
(Shares in thousands)                           Number of shares            (in years)        exercise price
-------------------------------------------------------------------------------------------------------------
Range of per share exercise prices
$13.38-$23.00                                      2,733                  4.33                        $ 17.18
$23.13-$30.25                                      6,524                  6.38                        $ 25.62
$30.50-$49.25                                      3,456                  8.86                        $ 41.53
                                                  ------
                                                  12,713                  6.61                        $ 28.11
                                                  ======

                    The following table summarizes information about outstanding and exercisable options at January 31, 1997.

                                                            Weighted average
(Shares in thousands)                 Number of shares        exercise price
-------------------------------------------------------------------------
Range of per share exercise prices
$13.38-$23.00                                2,198               $ 17.03
$23.13-$30.25                                1,888               $ 26.96
$30.50-$49.25                                  826               $ 43.80
                                             -----
                                             4,912               $ 25.52
                                             =====

                    These options will expire if not exercised at specific dates ranging from February 1997 to January 2007. Prices for options exercised during the three-year period ended January 31, 1997, range from $0.01 to $38.25.
                    A total of 15.9 million shares of the Company's common stock have been reserved for future issuance under existing stock option programs in addition to 2.9 million shares related to the merger with Softdesk, Inc., discussed in Note 10.

           EMPLOYEE STOCK PURCHASE PLAN The Company has an employee stock purchase plan for all employees meeting certain eligibility criteria. Under the plan, employees may purchase shares of the Company's common stock, subject to certain limitations, at not less than 85 percent of fair market value as defined in the plan. A total of 2,600,000 shares have been reserved for issuance under the plan. In fiscal years 1997, 1996, and 1995, shares totaling 323,000, 301,000, and 335,000, respectively, were issued under the plan at average prices of $24.56, $24.01, and $17.90 per share. At January 31, 1997, a total of 791,000 shares were available for future issuance under the plan.

           PRO FORMA INFORMATION The Company has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its employees' stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation," requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB. No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the Company's financial statements.
                    Pro forma information regarding net income and net income per share is required by SFAS No. 123. This information is required to be determined as if the Company had accounted for its employee stock options (including shares issued under the Employee Stock Purchase Plan, collectively called "options") granted subsequent to January 31, 1995, under the fair value method of that statement. The fair value of options granted in 1997 and 1996 reported below has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                      Employee stock            Employee stock
                                             options             purchase plan
                                   --------------------------------------------
                                   1997         1996         1997         1996
-------------------------------------------------------------------------------

Expected life (in years)           2.7          2.5           0.5          0.5
Risk-free interest rate            6.1%         5.8%          5.5%         5.8%
Volatility                          .42          .40          .45           .45
Dividend yield                     0.8%         0.8%          0.8%         0.8%
                                   --------------------------------------------


                    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected volatility of the stock price. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options. The weighted average estimated fair value of employee stock options granted during fiscal years 1997 and 1996 was $8.34 and $12.76 per share respectively. The weighted average estimated fair value of shares granted under the Employee Stock Purchase Plan during fiscal years 1997 and 1996 was $8.01 and $7.85 respectively.

                    For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows (in thousands except for earnings per share information):

                                 1997          1996
-----------------------------------------------------

Pro forma net income             $15,343      $71,952
Pro forma earnings per share        0.30         1.52


                    The effects on pro forma disclosures of applying SFAS No. 123 are not likely to be representative of the effects on pro forma disclosures of future years. Because SFAS No. 123 is applicable only to options granted subsequent to January 31, 1995, the pro forma effect will not be fully reflected until 1999.

           PRE-TAX SAVINGS PLAN The Company has a pre-tax savings plan covering nearly all US employees that qualify under Section 401(k) of the Internal Revenue Code. Eligible employees may contribute up to 15 percent of their pre-tax salary, subject to certain limitations. The Company makes voluntary contributions and matches a portion of employee contributions. Company contributions, which may be terminated at the Company's discretion, were $3,068,000, $2,442,000, and $1,474,000 in fiscal years 1997, 1996, and 1995, respectively.

   NOTE 7. STOCKHOLDERS' EQUITY
----------------------------------

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

           COMMON STOCK REPURCHASE PROGRAM During fiscal years 1997, 1996, and 1995, the Company repurchased and retired a total of 1,659,500, 2,671,000, and 2,990,000 shares of its common stock at average per share repurchase prices of $32.44, $40.43, and $30.05, respectively, pursuant to repurchase plans approved by the Company's Board of Directors to reduce the dilutive effect of common shares to be issued under the Company's employee stock option plans.

                    In August 1996, the Company announced a stock repurchase program under which the Company may purchase up to 5 million shares of common stock in open market transactions as market and business conditions warrant. The Company may also utilize equity options as part of its repurchase program. During fiscal year 1997, the Company repurchased 557,500 shares in the open market at an average per share repurchase price of $24.09 and entered into the equity options described below. This program is in addition to shares previously reserved pursuant to an ongoing and systematic repurchase plan to reduce the dilutive effect of common stock to be issued under the Company's stock option plans.
                    In connection with the new repurchase program, the Company sold put warrants to an investment bank in September 1996 that entitle the holder of the warrants to sell 3 million shares of common stock to the Company at $21.50 per share. Additionally, the Company purchased call options from the same investment bank that entitle the Company to buy 2 million shares of its common stock at $25.50 per share. The put warrants and call options expire in September 1997. The premiums received with respect to the equity options totaled $8.1 million and equaled the premiums paid. Consequently, there was no exchange of cash. The amount related to the Company's maximum potential repurchase obligation under the put warrants has been reclassified from stockholders' equity to put warrants in the accompanying consolidated financial statements. The Company has the right to settle the put warrants with stock or a cash settlement equal to the difference between the exercise price and market value at the date of exercise. These securities had no significant dilutive effect on net income per share for the periods presented.

   NOTE 8. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
---------------------------------------------------------

           Summarized quarterly financial information for fiscal years 1997, 1996, and 1995 is as follows:

                                            1st          2nd         3rd          4th      Fiscal
(In thousands, except per share data)   Quarter      Quarter     Quarter      Quarter        Year
-------------------------------------------------------------------------------------------------
Fiscal year 1997

Net revenues                          $ 136,281    $ 128,745   $ 116,647    $ 115,020   $ 496,693
Gross margin                            118,989      112,123     101,427       99,937     432,476
Income from operations                   28,125       17,123       7,502        7,067      59,817
Net income                               19,060       10,645       5,873        5,993      41,571
Net income per share                       0.39         0.22        0.13         0.13        0.88

Fiscal year 1996

Net revenues                          $ 138,658    $ 140,686   $ 128,537    $ 126,286   $ 534,167
Gross margin                            121,373      123,324     112,419      110,239     467,355
Income from operations                   38,408       38,897      28,046       23,676     129,027
Net income                               25,977       26,299      19,207       16,305      87,788
Net income per share                       0.51         0.52        0.38         0.34        1.76

Fiscal year 1995

Net revenues                          $ 106,578    $ 110,259   $ 108,179    $ 129,596   $ 454,612
Gross margin                             91,479       95,123      93,994      112,291     392,887
Income from operations                   24,340       24,398      23,230        9,943      81,911
Net income                               16,446       16,587      15,896        7,677      56,606
Net income per share                       0.33         0.34        0.32         0.15        1.14

                    Results for the second and third fiscal quarters of fiscal year 1997 included nonrecurring charges of $3.2 million and $1.5 million, respectively, related to in-process research and development acquired in the Teleos and Argus acquisitions that had not yet reached technological feasibility and had no alternative future use. These charges resulted in a $0.08 and $0.02 reduction in net income per share in the second and third quarters of fiscal year 1997, respectively. Results for the fourth quarter of fiscal year 1995 included a pre-tax litigation charge of approximately $26.0 million resulting in a $0.33 reduction in net income per share.

   NOTE 9. INFORMATION BY GEOGRAPHIC AREA
--------------------------------------------

           Information regarding the Company's operations by geographic area at January 31, 1997, 1996, and 1995 and for the fiscal years then ended is as follows:

                                                                               Fiscal year ended January 31,
                                                                         -----------------------------------
           (In thousands)                                                     1997         1996         1995
------------------------------------------------------------------------------------------------------------
           Revenues:
           The Americas
            Customers in the United States                               $ 176,286    $ 195,272    $ 182,133
            Customers in Asia/Pacific                                       40,284       42,262       36,513
            Customers in Canada                                             10,671       14,619       15,720
            Other exports                                                   13,420       11,103       14,951
            Intercompany revenues                                           65,758       67,728       48,539
                                                                         ---------    ---------    ---------
                                                                           306,419      330,984      297,856
           Europe                                                          189,082      211,480      159,110
           Asia/Pacific                                                     79,887       72,148       56,851
           Consolidating eliminations                                      (65,758)     (67,728)     (48,539)
                                                                         ---------    ---------    ---------
                                                                         $ 509,630    $ 546,884    $ 465,278
                                                                         ---------    ---------    ---------
           Income from operations:
           The Americas                                                  $  22,734    $  63,843    $  46,018
           Europe                                                           32,909       53,696       25,121
           Asia/Pacific                                                      4,174       11,488       10,772
                                                                         ---------    ---------    ---------
                                                                         $  59,817    $ 129,027    $  81,911
                                                                         ---------    ---------    ---------
           Identifiable assets:

           The Americas                                                  $ 329,171    $ 306,795    $ 336,403
           Europe                                                          302,183      250,268      211,056
           Asia/Pacific                                                     72,543       73,426       51,761
           Consolidating eliminations                                     (211,664)    (112,560)    (117,144)
                                                                         ---------    ---------    ---------
                                                                         $ 492,233    $ 517,929    $ 482,076
                                                                         ---------    ---------    ---------


                    Intercompany revenues consist of royalty revenue payable by the Company's subsidiaries under software license agreements with the US parent company. At January 31, 1997, 1996, and 1995, total foreign net equity was $161.2 million, $133.2 million, and $88.7 million, respectively.

   NOTE 10. SUBSEQUENT EVENT
-------------------------------

                    On December 10, 1996, the Company entered into a merger agreement with Softdesk, Inc. ("Softdesk"), a leading supplier of AutoCAD-based application software for the architecture, engineering, and construction (AEC) market. The terms of the merger agreement were subsequently amended on December 19, 1996. On March 31, 1997, under the terms of the agreement, as amended, Autodesk issued $15.00 worth of its common stock for each outstanding share of Softdesk stock, and exchanged Autodesk options for outstanding Softdesk options. Based upon the value of Autodesk stock and options exchanged, the transaction was valued at approximately $94 million for the Softdesk stockholders and resulted in the issuance of approximately 2.9 million shares of Autodesk common stock to holders of Softdesk common stock. This transaction will be accounted for using the purchase method.
                    The Company anticipates that it will incur direct transaction costs associated with this business combination in the range of approximately $2.5 to $3.5 million. To assist in the allocation of the purchase price, an independent valuation of Softdesk is being completed. The Company expects that it will allocate $45 million to $55 million to in-process research and development and charge this amount to operations in the first quarter of fiscal year 1998.

Report of Ernst & Young LLP, Independent Auditors


           The Board of Directors and Stockholders
           Autodesk, Inc.

           We have audited the accompanying consolidated balance sheets of Autodesk, Inc., as of January 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
                    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
                    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Autodesk, Inc., at January 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 1997, in conformity with generally accepted accounting principles.



                                                    /s/ Ernst & Young LLP


           San Jose, California
           February 24, 1997,
           except for Note 10 as to which the date is March 31, 1997

Directors and Executive Officers

DIRECTORS                                OFFICERS
Carol Bartz                              Carol Bartz                                John Lynch
Chief Executive Officer and              Chief Executive Officer and                Vice President,
Chairman of the Board                    Chairman of the Board                      Advanced Products Market Group

Mark A. Bertelsen                        Eric Herr                                  Stephen McMahon
Member                                   President and Chief Operating Officer      Vice President, Human Resources
Wilson, Sonsini, Goodrich & Rosati,                                                 and Facilities
Attorneys-at-Law                         David Arnold
                                         Vice President, AEC Market Group           Thomas Norring
Crawford W. Beveridge                                                               Vice President, Asia/Pacific
Chief Executive Officer,                 Dr. Joseph Astroth
Scottish Enterprise, an economic         Vice President, GIS Market Group           Marcia Sterling
development company                                                                 Vice President, Business Development,
                                         Steve Cakebread                            and General Counsel
J. Hallam Dawson                         Vice President and
Chairman, IDI Associates,                Chief Financial Officer                    Godfrey Sullivan
a private investment bank                                                           Vice President, the Americas
                                         Robert Carr
Mary Alice Taylor                        Vice President,                            Michael Sutton
Executive Vice President of              AutoCAD Market Group                       Vice President, Europe
Worldwide Operations and Technology,
CitiCorp                                 Larry Crume
                                         Vice President and General Manager,
Morton L. Topfer                         Kinetix
Vice Chairman,
Dell Computer Corporation                James D'Arezzo
                                         Vice President, Corporate Marketing

                                         Dominic Gallello
                                         Vice President, Mechanical CAD and
                                         Data Management Market Groups

Market Information and Dividend Policy



           MARKET PRICES

           The Company's common stock is traded on the Nasdaq National Market under the symbol ADSK (formerly ACAD). The following table lists the high and low sales prices for each quarter in the last three fiscal years:

                                                       High             Low
--------------------------------------------------------------------------------

           FISCAL YEAR 1997
           First quarter                             $44-1/4          $29-3/4
           Second quarter                             42-3/4           20-1/2
           Third quarter                              27-1/2           18-1/2
           Fourth quarter                             35-3/8           21

           FISCAL YEAR 1996
           First quarter                             $44              $33
           Second quarter                             50-1/4           34
           Third quarter                              53               33
           Fourth quarter                             39-1/2           27-3/4

           FISCAL YEAR 1995
           First quarter                             $30-7/8          $24-1/8
           Second quarter                             28-1/4           23-1/4
           Third quarter                              35               24-5/8
           Fourth quarter                             41-1/2           30-3/4
                                                     -------          -------

           DIVIDENDS

           The Company paid quarterly dividends of $0.06 per share in fiscal years 1997, 1996, and 1995. The Company currently intends to continue paying regular cash dividends on a quarterly basis.


           STOCKHOLDERS

           As of April 21, 1997, the approximate number of common stockholders of record was 1,650.


           ANNUAL MEETING

           The Company's Annual Meeting of Stockholders will be held at 2:00 PM on June 26, 1997, at the Embassy Suites Hotel, 101 McInnis Parkway, San Rafael, California.


           FORM 10-K

           A copy of the Company's Annual Report on Form 10-K for fiscal year 1997 filed with the Securities and Exchange Commission may be obtained without charge by sending a written request to Investor Relations, Autodesk, Inc., 111 McInnis Parkway, San Rafael, CA 94903. Information about Autodesk and its business, including the Company's periodic filings with the Securities and Exchange Commission, may be obtained from Autodesk's Worldwide Web Site at www.autodesk.com.

Corporate Information

CORPORATE HEADQUARTERS             LEGAL COUNSEL                              FOR MORE INFORMATION
Autodesk, Inc.                     Wilson, Sonsini, Goodrich & Rosati         For more information, please write
111 McInnis Parkway                650 Page Mill Road                         Investor Relations, Autodesk, Inc.,
San Rafael, CA 94903               Palo Alto, CA 94304                        111 McInnis Parkway, San Rafael, CA
USA                                USA                                        94903, phone us at 415-507-5000,
                                                                              or visit our World Wide Web sites at
                                                                              www.autodesk.com and
THE AMERICAS                       TRANSFER AGENT                             www.kinetix.com.

Autodesk, Inc.                     Harris Trust & Savings Bank
111 McInnis Parkway                c/o Shareholder Services
San Rafael, CA 94903               11th Floor
USA                                311 West Monroe Street
                                   Chicago, IL 60606
                                   USA
ASIA/PACIFIC

Autodesk, Inc.                     INDEPENDENT AUDITORS
111 McInnis Parkway
San Rafael, CA 94903               Ernst & Young LLP
USA                                55 Almaden Boulevard
                                   San Jose, CA 95113
                                   USA
EUROPE
                                   TRADEMARKS
Autodesk (Europe) SA
20, route de Pre-Bois              Autodesk, the Autodesk logo,
Case Postale 766                   AutoCAD, AutoCAD LT, 3D Studio,
CH-1215 Geneva 15                  WorkCenter, and PartSpec are regis-
Switzerland                        tered trademarks, and Mechanical
                                   Desktop, 3D Studio MAX, Kinetix,
                                   AutoCAD Map, Autodesk MapGuide,
                                   Autodesk World, PlantSpec,
                                   DesignBlocks, Hyperwire, Picture
                                   This Home!, and Design Your World
                                   are trademarks, of Autodesk, Inc.,
                                   in the USA and/or other countries.
                                   Microsoft, Windows, and Windows NT
                                   are registered trademarks of Microsoft
                                   Corporation. All other brand names,
                                   product names, or trademarks belong
                                   to their respective holders.


                                   (C) Copyright 1997 Autodesk, Inc.
                                   All rights reserved.

[AUTODESK LOGO]

Autodesk, Inc.
111 McInnis Parkway
San Rafael, CA 94903
USA