Form 10-K, Exhibit 13
period 1998-01-31
AUTODESK INC
filed 1998-04-28
CIK 769397

                                                                    EXHIBIT 13.1

Financial Review


21  Selected Five-Year Financial Data

22  Management's Discussion and Analysis of Financial Condition and Results of Operations

33  Consolidated Statement of Income

34  Consolidated Balance Sheet

35  Consolidated Statement of Cash Flows

36  Consolidated Statement of Stockholders' Equity

37  Notes to Consolidated Financial Statements

51  Report of Ernst & Young LLP, Independent Auditors

52  Directors, Executive Officers, and Officers

Selected Five-Year Financial Data

                                                        Fiscal year ended January 31,
                                                        -----------------------------

(In thousands, except per share data,
percentages, and employees)              1998         1997/1/      1996/1/     1995/1/       1994
------------------------------------------------------------------------------------------------------
For the fiscal year
Net revenues                            $617,126        $496,693     $534,167    $454,612     $405,596
Cost of revenues                          70,858          64,217       66,812      61,725       63,338
Marketing and sales                      237,107         199,939      183,550     154,562      137,788
Research and development                 122,432          93,702       78,678      65,176       56,231
General and administrative                83,287          74,280       76,100      65,738       58,536
Nonrecurring charges/2/                   58,087           4,738           --      25,500           --
Income from operations                    45,355          59,817      129,027      81,911       89,703
Interest and other income,
 net                                       9,644           6,695        9,253       7,233        7,055
Income before income taxes                54,999          66,512      138,280      89,144       96,758
Net income                                15,364          41,571       87,788      56,606       62,166
Net cash provided by
 operating activities                    158,612         114,183      106,632     104,412       88,853
------------------------------------------------------------------------------------------------------

At year end
Cash, cash equivalents, and
 marketable securities                  $301,319        $286,308     $272,402    $255,373     $217,011
Current assets                           307,702         297,671      335,013     360,725      279,557
Total assets                             533,683         492,233      517,929     482,076      404,874
Current liabilities                      199,487         150,171      144,295     154,990      102,316
Long-term liabilities                     31,064          33,948       31,306       3,602        5,679
Total liabilities                        230,551         184,119      175,601     158,592      107,995
Put warrants                                  --          64,500           --          --           --
Stockholders' equity                     303,132         243,614      342,328     323,484      296,879
Working capital                          108,215         147,500      190,718     205,735      177,241
Number of employees                        2,470           2,044        1,894       1,788        1,788
------------------------------------------------------------------------------------------------------

Common stock data
Basic net income per
 share/2/, /3/                          $   0.33        $   0.91     $   1.86    $   1.20     $   1.30
Diluted net income per
 share/2/, /3/                          $   0.31        $   0.88     $   1.76    $   1.14     $   1.25
Book value per share                    $   6.67        $   5.40     $   7.39    $   6.85     $   6.25
Dividends paid per share                $   0.24        $   0.24     $   0.24    $   0.24     $   0.24
Shares used in computing
 basic net income per
 share/3/                                 46,760          45,540       47,090      47,320       47,770
Shares used in computing
 diluted net income per
 share/3/                                 49,860          47,190       49,800      49,840       49,740
Shares outstanding at year
 end                                      45,465          45,108       46,351      47,241       47,480
------------------------------------------------------------------------------------------------------

Financial ratios
Current ratio                                1.5             2.0          2.3         2.3          2.7
Return on net revenues/2/                    2.5%            8.4%        16.4%       12.5%        15.3%
Return on average assets/2/                  3.0%            8.2%        17.6%       12.8%        16.3%
Return on average
 stockholders' equity/2/                     5.6%           14.2%        26.4%       18.2%        22.0%
------------------------------------------------------------------------------------------------------

Growth percentages
Net revenues                                24.2%           (7.0%)       17.5%       12.1%        14.8%
Net income/2/                              (63.0%)         (52.6%)       55.1%       (8.9%)       41.7%
Basic net income per
 share/2/, /3/                             (63.7%)         (51.1%)       55.0%       (7.7%)       42.9%
Diluted net income per share/2/,
/3/                                        (64.8%)         (50.0%)       54.4%       (8.8%)       42.0%
------------------------------------------------------------------------------------------------------

/1/ Certain reclassifications have been made to the 1997, 1996, and 1995 amounts presented herein to conform to the 1998 presentation.

/2/ Amounts include the effects of nonrecurring charges of $58.1 million, $4.7 million, and $25.5 million recorded in fiscal years 1998, 1997, and 1995, respectively. Nonrecurring charges consist of charges for purchased in-process research and development from business acquisitions in fiscal years 1998 and 1997. The fiscal year 1995 amount represents a legal judgment against the Company.

/3/ Amounts have been restated to comply with the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share."

Management's Discussion and Analysis of Financial Condition and Results of Operations

  The discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains trend analyses and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. All statements, trend analyses, and other information contained herein relative to markets for Autodesk's products and trends in revenues, as well as other statements including such words as "anticipate," "believe," "plan," "estimate," "expect," "goal," and "intend" and other similar expressions, constitute forward-looking statements. These forward-looking statements are subject to business and economic risks, and Autodesk's actual results could differ materially from those set forth in the forward-looking statements as a result of the factors set forth elsewhere herein, including "Certain Risk Factors Which May Impact Future Operating Results."

                             Results of Operations
-------------------------------------------------------------------------------
  The following table sets forth, as a percentage of net revenues, consolidated statement of income data for the periods indicated. These operating results are not necessarily indicative of results for any future periods.

                                                  Fiscal year ended January 31,
                                                ------------------------------
                                                  1998        1997        1996
-----------------------------------------------------------------------------
Net revenues                                       100%        100%       100%
Costs and expenses:
  Cost of revenues                                  12          13         13
  Marketing and sales                               38          40         34
  Research and development                          20          19         15
  General and administrative                        14          15         14
  Nonrecurring charges                               9           1         --
-----------------------------------------------------------------------------
     Total costs and expenses                       93          88         76
Income from operations                               7          12         24
Interest and other income, net                       2           1          2
-----------------------------------------------------------------------------
Income before income taxes                           9          13         26
Provision for income taxes                           6           5          9
-----------------------------------------------------------------------------
     Net income                                      3%          8%        17%
-----------------------------------------------------------------------------

Net revenues

  Autodesk's consolidated net revenues in fiscal year 1998 were $617.1 million, which represented a 24.2 percent increase from fiscal year 1997 net revenues of $496.7 million. Revenues in the Americas and Europe increased $101.0 million or 54 percent and $19.3 million or 10 percent, respectively, from the prior fiscal year, while remaining flat in Asia Pacific. These increases were due largely to higher sales of AutoCAD(R) software, the Company's flagship product, and significant growth in the Company's market group revenues. The most recent release of AutoCAD software, AutoCAD Release 14 ("AutoCAD R14"), was released in the United States in May 1997 and in most other regions shortly thereafter. Also contributing to the increased revenues in fiscal year 1998 were revenues contributed by Softdesk, which was acquired by the Company in March 1997. Net revenues in fiscal year 1997 decreased 7 percent from the $534.2 million posted in fiscal year 1996, reflecting primarily slowdowns in the US dealer channel, Germany, Switzerland, and France. The lower fiscal 1997 revenues reflected slowing sales of AutoCAD and AutoCAD update software as the then most recent version of the product, Release 13, entered the end of its product life cycle.

  AutoCAD and AutoCAD updates represented approximately 70 percent, 70 percent, and 80 percent of total consolidated revenues in fiscal years 1998, 1997, and 1996, respectively. During fiscal year 1998, approximately 244,000 new AutoCAD licenses were added worldwide, compared to 207,000 and 233,000 licenses added during fiscal years 1997 and 1996, respectively. AutoCAD upgrade revenues were $108 million, $45 million, and $49 million in fiscal years 1998, 1997, and 1996, respectively.

  Foreign revenues, including exports from the United States, accounted for approximately 58 percent, 65 percent, and 64 percent of consolidated revenues in fiscal years 1998, 1997, and 1996, respectively. The stronger value of the dollar, relative to international currencies, primarily the Japanese yen and German mark, negatively affected international revenues by approximately $30 million in fiscal year 1998 compared to fiscal year 1997 and $17 million in fiscal year 1997 compared to fiscal year 1996. Fluctuations in foreign exchange rates positively impacted international operating expenses by $11 million in fiscal year 1998, and did not materially impact operating expenses in fiscal years 1997 and 1996. A summary of revenues by geographic area is presented in
Note 9 to the consolidated financial statements.

  The Company records product returns as a reduction of revenues. In fiscal years 1998, 1997, and 1996, product returns, consisting principally of stock rotation, totaled $35.4 million, $44.3 million, and $51.2 million (or 6 percent, 9 percent, and 9 percent of total consolidated revenues, respectively). Total product returns decreased $8.9 million from fiscal year 1997 to fiscal year 1998 due largely to continued management focus on the level of inventories with the Company's resellers, sell-through sales activities and programs in Autodesk's distribution channel, and fewer returns associated with AutoCAD R14 compared to the prior version. Returns of AutoCAD products accounted for 40 percent, 61 percent, and 79 percent of total product returns in fiscal years 1998, 1997, and 1996, respectively. The lower level of product returns in fiscal year 1998 compared to fiscal years 1997 and 1996 reflected a lower level of product rotation that had previously been associated with performance issues relating to AutoCAD Release 13 and customers' perception issues associated with this product.

  The nature and technical complexity of Autodesk's software is such that defect corrections have occurred in the past and may occur in future releases of AutoCAD and other products offered by the Company. As is the case with most complex software, the Company has experienced performance issues with previous releases of its AutoCAD software, and performance issues could occur in future releases of AutoCAD and other products offered by the Company.

  Delays in the introduction of planned future product releases, or failure to achieve significant customer acceptance for these new products, may have a material adverse effect on the Company's revenues and consolidated results of operations in future periods. Additionally, slowdowns in any of the Company's geographical markets, including the recent economic instability in certain countries of the Asia Pacific region, could also have a material adverse effect on Autodesk's business and consolidated results of operations. The foregoing forward-looking information is based upon the Company's current expectations. Actual results could differ materially for the reasons noted and due to other risks, including, but not limited to, those mentioned above and otherwise discussed under "Certain Risk Factors Which May Impact Future Operating Results."

Cost of revenues

  Cost of revenues includes the purchase of disks and compact disks (CD-ROMs), costs associated with transferring the Company's software to electronic media, printing of user manuals and packaging materials, freight, royalties, amortization of purchased technology and capitalized software, and, in certain foreign markets, software protection locks. When expressed as a percentage of net revenues, cost of revenues decreased approximately 1 percent in fiscal year 1998 as compared to the prior fiscal year. Gross margins in fiscal year 1998 were positively impacted by continued operational efficiencies, lower royalties for licensed technology embedded in Autodesk's products, and the geographic distribution of sales. The one-half of 1 percent decrease in gross margins between fiscal year 1996 and 1997 was largely due to the mix of product sales, particularly the fact that a smaller portion of revenues was contributed by AutoCAD and a larger portion was contributed by AutoCAD LT(R), and, to a lesser extent, the impact of increased fixed costs on a lower net revenue base. In the future, cost of revenues as a percentage of net revenues may be impacted by the mix of product sales, royalty rates for licensed technology embedded in Autodesk's products, and the geographic distribution of sales.

Marketing and sales

  Marketing and sales expenses include salaries, sales commissions, travel, and facility costs for the Company's marketing, sales, dealer training, and support personnel. These expenses also include programs aimed at increasing revenues, such as advertising, trade shows, and expositions, as well as various sales and promotional programs designed for specific sales channels and end users. When expressed as a percentage of net revenues, marketing and sales expenses decreased from 40 percent in fiscal year 1997 to 38 percent in fiscal year 1998. Actual fiscal year 1998 marketing and sales expenses of $237.1 million increased by 19 percent from the $199.9 million of expense incurred in the prior fiscal year. The increase in spending was largely due to higher employee costs and increases in advertising and promotional costs associated with the launch of AutoCAD Release 14 during the second quarter and other new and enhanced products released throughout the year. Fiscal year 1997 marketing and sales expenses of $199.9 million increased 9 percent over fiscal year 1996 expenses of $183.6 million due to higher employee costs as well as marketing and sales costs associated with the launch of certain new products introduced by the Company's market groups during fiscal year 1997. The Company expects to continue to invest in marketing and sales of its products, to develop market opportunities, and to promote Autodesk's competitive position. Accordingly, the Company expects marketing and sales expenses to continue to be significant, both in absolute dollars and as a percentage of net revenues.

Research and development

  Research and development expenses consist primarily of salaries and benefits for software engineers, contract development fees, expenses associated with product translations, costs of computer equipment used in software development, and facilities expenses. During fiscal years 1998, 1997, and 1996, Autodesk incurred $122.4 million, $93.7 million, and $78.7 million, respectively, of research and development expenses (excluding capitalized software development costs of $2.2 million during fiscal year 1998; no software development costs were capitalized during fiscal years 1997 and 1996). Research and development expenses increased both in absolute dollars and as a percentage of net revenues in fiscal year 1998 due to the addition of software engineers, expenses associated with the development of new and enhanced products, and incremental research and development personnel expenses associated with the March 1997 business combination with Softdesk. The increase in research and development expenses between fiscal years 1996 and 1997 was due to the addition of software engineers and fiscal year 1997 business combinations. The Company anticipates that research and development expenses will increase in fiscal year 1999 as a result of product development efforts by the Company's market groups and incremental personnel costs. Additionally, the Company intends to continue recruiting and hiring experienced software developers and to consider the licensing and acquisition of complementary software technologies and businesses.

General and administrative

  General and administrative expenses include the Company's information systems, finance, human resources, legal, purchasing, and other administrative operations. Fiscal year 1998 general and administrative expenses of $83.3 million increased 12 percent from the $74.3 million recorded in the prior fiscal year, primarily due to higher employee-related costs and amortization expense associated with intangible assets recorded in connection with the acquisition of Softdesk, Inc. Fiscal year 1997 general and administrative expenses decreased 2 percent from fiscal year 1996 spending of $76.1 million reflecting lower professional fees, partially offset by increased expenses to maintain and expand the Company's worldwide information systems. The Company currently expects that general and administrative expenses in the coming year will increase to support spending on infrastructure, including continued investment in Autodesk's worldwide information systems and making any additional corrections to the Company's hardware, software, and products for compliance in the year 2000.

Nonrecurring charges

  Nonrecurring charges represent charges for purchased in-process research and development associated with the Company's acquisition of Softdesk, Inc. ($55.1 million) and licensing of 3D/Eye technology ($3.0 million) in fiscal year

1998 and acquisitions of Teleos Research ($3.2 million) and Argus Technologies, Inc. ($1.5 million) in fiscal year 1997. For additional information, see "Business Combinations" in Note 1 of the consolidated financial statements.

  As discussed in Note 4 to the consolidated financial statements, a $25.5 million judgment was entered against Autodesk in fiscal year 1995 on a claim of trade secret misappropriation brought by Vermont Microsystems, Inc. ("VMI"). The Company recorded this nonrecurring charge in the fourth quarter of fiscal year 1995. The Company appealed and a reduced judgment was entered against the Company in February 1998 in the amount of $7.8 million. Because the case is still subject to post judgment motions and appeals, Autodesk has not reflected the reduction of damages in its consolidated financial statements.

Interest and other income

  Interest income was $9.8 million, $8.8 million, and $10.6 million for fiscal years 1998, 1997, and 1996, respectively. The increase in fiscal year 1998 interest income over fiscal year 1997 interest income was largely due to an increase in average cash, cash equivalents, and marketable securities balances. The decrease in fiscal year 1997 interest income from the prior fiscal year resulted from a lower average balance of cash, cash equivalents, and marketable securities, partially offset by higher interest rates on the Company's international investment portfolio when compared to the same period in the prior fiscal year. Interest and other income for fiscal years 1998, 1997, and 1996 was net of interest expense of $0.2 million, $1.8 million, and $1.8 million, respectively.

  The Company has a hedging program to minimize foreign exchange gains or losses, where possible, from recorded foreign-denominated assets and liabilities. This program involves the use of forward foreign exchange contracts in the primary European and Asian currencies. The Company does not hedge anticipated foreign-denominated revenues and expenses not yet incurred. Gains (losses) resulting from foreign currency transactions primarily in Europe and Asia Pacific, which are included in interest and other income, were ($68,000), ($197,000), and $554,000 in fiscal years 1998, 1997, and 1996, respectively.

Provision for income taxes

  Autodesk's effective income tax rate, excluding one-time charges for acquired in-process research and development associated with the March 1997 acquisition of Softdesk and fiscal year 1997 acquisitions, was 36.0 percent in fiscal year 1998 compared to 35.5 percent and 36.5 percent in fiscal years 1997 and 1996, respectively. The increase in the effective income tax rate in fiscal year 1998 compared to fiscal year 1997 was principally due to the amortization of certain intangible assets not deductible for tax purposes and foreign earnings which are taxed at rates different than the U.S. statutory rate. The decrease in the tax rate between fiscal years 1997 and 1996 was due largely to a decrease in the Company's effective state income tax rate. See Note 3 to the consolidated financial statements for an analysis of the differences between the U.S. statutory and the effective income tax rates.

  The Company's United States income tax returns for fiscal years ended January 31, 1992 through 1996 are under examination by the Internal Revenue Service. On August 27, 1997, the Internal Revenue Service issued a Notice of Deficiency proposing increases to the amount of the Company's United States income taxes for fiscal years 1992 and 1993. On November 25, 1997, the Company filed a petition with the United States Tax Court to contest these alleged tax deficiencies. Management believes that adequate amounts have been provided for any adjustments that may ultimately result from these examinations.

Recently issued accounting standards

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements and which is required to be adopted by the

Company beginning in its fiscal year 1999. Additionally, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which establishes standards for the way public business enterprises report information in annual statements and interim financial reports regarding operating segments, products and services, geographic areas, and major customers. SFAS 131 will first be reflected in the Company's fiscal year 1999 Annual Report and will apply to both annual and interim financial reporting subsequent to this date. The Company is currently evaluating the impact of SFAS 130 and SFAS 131 on its financial disclosures.

  In October 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"), which supersedes SOP 91-1. SOP 97-2 will be effective beginning in fiscal year 1999. In March 1998, the AICPA issued Statement of Position 98-4 ("SOP 98-4"), which amends certain provisions of SOP 97-2. The Company believes it is in compliance with the provisions of SOP 97-2 as amended by SOP 98-4. However, detailed implementation guidelines for this standard have not been issued. Once issued, such guidance could lead to unanticipated changes in the Company's current revenue recognition practices and such changes could be material to the Company's results of operations.

  In March 1998, the Accounting Standards Executive Committee issued Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This standard requires companies to capitalize qualifying computer software costs which are incurred during the application development stage and amortize them over the software's estimated useful life. The Company is required to adopt this standard in fiscal year 2000 and is currently evaluating the impact that its adoption will have on the consolidated financial position and results of operations of the Company.

         Certain Risk Factors Which May Impact Future Operating Results
--------------------------------------------------------------------------------

  Autodesk operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control. The following discussion highlights some of these risks and the possible impact of these factors on future results of operations.

Competition

  The software industry has limited barriers to entry, and the availability of desktop computers with continually expanding capabilities at progressively lower prices contributes to the ease of market entry. Because of these and other factors, competitive conditions in the industry are likely to intensify in the future. Increased competition could result in price reductions, reduced revenues and profit margins, and loss of market share, an of which could adversely affect Autodesk's business, consolidated results of operations, and financial condition.

  The AEC family of products competes directly with software offered by companies such as Bentley Systems, Inc. ("Bentley"); Computervision Corporation (a subsidiary of Parametric Technologies, Inc.); CADAM Systems Company, Inc.; Diehl Graphsoft, Inc.; EaglePoint Software; International Microcomputer Software, Inc. ("IMSI"); Intergraph Corporation; Ketiv Technologies; Nemetschek Systems, Inc.; and Visio Corporation ("Visio"). the Companys MCAD products compete with products offered by Bentley; Visionary Design Systems; Hewlett-Packard Corporation; Parametric Technologies, Inc.; Structural Dynamics Research Corporation; Unigraphics; Computervision Corporation (a subsidiary of Parametric Technologies); Dassault System's; Solidworks Corporation (a subsidiary of Dassault); and Baystate Technologies, Inc. The Company's GIS Market Group faces competition from Bentley; Intergraph; MapInfo Corporation; Earth Sciences Research Institute ("ESRI"); and MCI Systemhouse. Kinetix product offerings compete with products offered by other multimedia companies such as Adobe Systems Inc.; Macromedia, Inc.; Microsoft Corporation; and Silicon Graphics, Inc. The Personal Solutions Group family of products competes with Broderbund Software, Inc.; IMSI; Visio; and Micrografx Inc. Certain of the competitors of the Company have greater financial, technical, sales and marketing, and other resources than the Company.

  Autodesk believes that the principal factors affecting competition in its markets are price, product reliability, performance, range of useful features, continuing product enhancements, reputation, and training. In addition, the availability of third-party application software is a competitive factor within the CAD market. Autodesk believes that it competes favorably in these areas and that its competitive position will depend, in part, upon its continued ability to enhance existing products, and to develop and market new products.

  In April 1998, the Company received notice that the Federal Trade Commission ("FTC") has undertaken a nonpublic investigation of its business practices. The FTC has not made any claims or allegations regarding the Company's current business practices or policies, nor have any charges been filed. Autodesk intends to cooperate fully with the FTC in its inquiry. The Company does not believe that the investigation will have a material impact on its business or results of operations.

Fluctuations in quarterly operating results

  The Company has experienced fluctuations in operating results in interim periods in certain geographic regions due to seasonality. The Company's operating results in Europe during the third fiscal quarter are usually impacted by a slow summer period while the Asia Pacific operations typically experience seasonal slowing in the third and fourth fiscal quarters.

  The technology industry is particularly susceptible to fluctuations in operating results within a quarter. While the Company experienced more linear operating results within fiscal year 1998 compared to prior years, historically the majority of the Company's orders within a fiscal quarter have frequently been concentrated within the last weeks or days of that quarter. These fluctuations are caused by a number of factors, including the relatively long sales cycle of some of the Company's products, the timing of the introduction of new products by the Company or its competitors, and other economic factors experienced by the Company's customers and the geographic regions in which the Company does business. Additionally, the Company's operating expenses are based in part on its expectations for future revenues and are relatively fixed in the short term. Accordingly, any revenue shortfall below expectations could have an immediate and significant adverse effect on the Company's consolidated results of operations and financial condition.

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

Product development and introduction

  The software industry is characterized by rapid technological change as well as changes in customer requirements and preferences. The software products offered by the Company are internally complex and, despite extensive testing and quality control, may contain errors or defects ("bugs"), especially when first introduced. In fiscal year 1996, Autodesk experienced quality and performance issues associated with AutoCAD Release 13, including issues related to compatibility with certain hardware platforms and peripheral equipment, interoperability problems with products designed to work in conjunction with AutoCAD Release 13, and other issues associated with the software's object-oriented design. These factors resulted in a high rate of product returns in fiscal year 1996. There can be no assurance that defects or errors will not occur in future releases of AutoCAD or other software products offered by the Company. Such defects or errors could result in corrective releases to the Company's software products, damage to Autodesk's reputation, loss of revenues, an increase in product returns, or lack of market acceptance of its products, any of which could have a material and adverse effect on the Company's business and consolidated results of operations.

  The Company believes that its future results will depend largely upon its ability to offer products that compete favorably with respect to price, reliability, performance, range of useful features, continuing product enhancements, reputation, and training. Delays or difficulties may result in the delay or cancellation of planned development projects, and could have a material and adverse effect on the Company's business and consolidated results of operations. Further, increased competition in the market for design, mapping, or multimedia software products could also have a negative impact on the Company's business and consolidated results of operations. More specifically, gross margins may be adversely affected if sales of low-end CAD products, which historically have had lower margins, grow at a faster rate than the Company's higher-margin products.

  Certain of the Company's historical product development activities have been performed by independent firms and contractors, while other technologies are licensed from third parties. Autodesk generally either owns or licenses the software developed by third parties. Because talented development personnel are in high demand, there can be no assurance that independent developers, including those who have developed products for the Company in the past, will be able to provide development support to the Company in the future. Similarly, there can be no assurance that the Company will be able to obtain and renew license agreements on favorable terms, if at all, and any failure to do so could have a material adverse effect on the Company's business and consolidated results of operations.

  Autodesk's business strategy has historically depended in large part on its relationships with third-party developers, who provide products that expand the functionality of Autodesk's design software. There can be no assurance that certain developers will not elect to support other products or otherwise experience disruption in product development and delivery cycles. Such disruption in particular markets could negatively impact these third-party developers and end users, which could have a material adverse effect on Autodesk's business and consolidated results of operations. Further, increased merger and acquisition activity currently experienced in the technology industry could affect relationships with other third-party developers, and thus adversely affect operating results.

International operations

  The Company anticipates that international operations will continue to account for a significant portion of its consolidated revenues. Risks inherent in the Company's international operations include the following: unexpected changes in regulatory practices and tariffs; difficulties in staffing and managing foreign operations; longer collection cycles; potential changes in tax laws; greater difficulty in protecting intellectual property; and the impact of fluctuating exchange rates between the US dollar and foreign currencies in markets where Autodesk does business. During fiscal year 1998, changes in exchange rates from the same period of the prior fiscal year adversely impacted revenues, principally due to changes in the Japanese yen and the German mark. As more fully described in Note 2 to the consolidated financial statements, the Company's risk management strategy uses derivative financial instruments in the form of forward foreign exchange contracts for the purpose of hedging foreign currency market exposures of underlying assets, liabilities, and other obligations which exist as a part of its ongoing business operations. The Company does not enter into derivative contracts for the purpose of trading or speculative transactions. The Company's international results may also be impacted by general economic and political conditions in these foreign markets, including the ongoing economic volatility currently experienced in certain Asia Pacific countries. There can be no assurance that these and other factors will not have a material adverse effect on the Company's future international operations and, consequently, on the Company's business and consolidated results of operations.

Dependence on distribution channels

  The Company sells its software products primarily to distributors and resellers (value-added resellers, or "VARs"). Autodesk's ability to effectively distribute products depends in part upon the financial and business condition of its VAR network. Although the Company has not currently experienced any material problems with its VAR network, computer software dealers and distributors are typically not highly capitalized and have experienced difficulties during times of economic contraction and may do so in the future. While no single customer accounted for more than 10 percent of the Company's consolidated revenues in fiscal years 1998, 1997, or 1996, the loss of or a significant reduction in business with any one of the Company's major international distributors or large US resellers could have a material adverse effect on the Company's business and consolidated results of operations in future periods.

Product returns

  With the exception of certain European distributors, agreements with the Company's VARs do not contain specific product-return privileges. However, Autodesk permits its VARs to return product in certain instances, generally during periods of product transition and during update cycles. While the Company experienced a decrease in the overall level of product returns in fiscal year 1998 compared to fiscal years 1997 and 1996, management anticipates that product returns in future periods will continue to be impacted by product update cycles, new product releases, and software quality.

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

Intellectual property

  The Company relies on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures, and contractual provisions to protect its proprietary rights. Despite such efforts to protect the Company's proprietary rights, unauthorized parties may attempt to copy aspects of the Company's software products or to obtain and use information that Autodesk regards as proprietary. Policing unauthorized use of the Company's software products is time-consuming and costly. Although the Company is unable to measure the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that its competitors will not independently develop similar technology. The Company expects that software product developers will be increasingly subject to infringement claims as the number of products and competitors in its industry segments grows and the functionality of products in different industry segments overlaps. There can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted against the Company or that any such assertions will not have a material adverse effect on its business. Any such claims, whether with or without merit, could be time-consuming, result in costly litigation and diversion of resources, cause product shipment delays, or require the Company to enter into royalty or licensing agreements. In addition, such royalty or license agreements, if required, may not be available on acceptable terms, if at all, which could have a material adverse effect on the Company's business and consolidated results of operations.

  The Company also relies on certain software that it licenses from third parties, including software that is integrated with internally developed software and used in its products to perform key functions. There can be no assurance that these third-party software licenses will continue to be available on commercially reasonable terms, or that the software will be appropriately supported, maintained, or enhanced by the licensors. The loss of licenses to, or inability to support, maintain, and enhance any such software, could result in increased costs, or in delays or reductions in product shipments until equivalent software could be developed, identified, licensed, and integrated, which could have a material adverse effect on the Company's business and consolidated results of operations.

Risks associated with acquisitions and investments

  The Company periodically acquires or invests in businesses, software products, and technologies which are complementary to the Company's business through strategic alliances, debt and equity investments, joint ventures, and the like. The risks associated with such acquisitions or investments include, among others, the difficulty of assimilating the operations and personnel of the companies, the failure to realize anticipated synergies, and the diversion of management's time and attention. In addition, such investments and acquisitions may involve significant transaction-related costs. There can be no assurance that the Company will be successful in overcoming such risks or that such investments and acquisitions will not have a material adverse impact on the Company's business, financial condition, or results of operations. In addition, such investments and acquisitions may contribute to potential fluctuations in quarterly results of operations due to merger-related costs and charges associated with eliminating redundant expenses or write-offs of impaired assets recorded in connection with acquisitions, any of which could negatively impact results of operations for a given period or cause lack of linearity quarter to quarter in the Company's operating results or financial condition.

  During the first quarter of fiscal year 1998, the Company completed its acquisition of all of the outstanding stock of Softdesk, Inc. The Company continues to integrate the operations acquired in the Softdesk merger with its own. There can be no assurance that the anticipated benefits of the Softdesk merger and any future mergers or acquisitions will be realized.

Attraction and Retention of Employees

  The continued growth and success of the Company depends significantly on the continued service of highly skilled employees. Competition for these employees in today's marketplace, especially in the technology industries, is intense. The Company's ability to attract and retain employees is dependent on a number of factors including its continued ability to grant stock incentive awards, which are described in more detail in Note 6 to the consolidated financial statements. There can be no assurance that the Company will be successful in continuing to recruit new personnel and to retain existing personnel. The loss of one or more key employees or the Company's inability to maintain existing employees or recruit new employees could have a material adverse impact on the Company. In addition, the Company may experience increased compensation costs to attract and retain skilled personnel.

Impact of Year 2000

  Some of the computer programs used by the Company in its internal operations rely on time-sensitive software that was written using two digits rather than four to identify the applicable year. These programs may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. Additionally, as the Company is in the business of software production, year 2000 issues may affect the Company's products which are being sold externally.

  The Company launched a six-phase year 2000 compliance program in the third quarter of fiscal year 1998. The first and second phases, respectively, included conducting preliminary and detailed assessments of vendor hardware and software to determine the Company's overall exposure to the year 2000 issue. The third phase included implementing a year-2000-compliant procurement process and testing the current desktop operating environment. These three phases were complete as of the end of fiscal year 1998 and cost approximately $500,000. These costs have been charged to expense as incurred.

  The fourth phase of the compliance program involves determining a working plan, including defining the future analyses needed, the scope, and total budget for required compliance actions. The fifth phase involves the repair or replacement of any noncompliant hardware or software currently purchased or developed internally. The sixth and final phase will involve a final systems check to ensure that all hardware and software in use by the Company is compliant. The Company expects to spend between $5 million and $6 million during fiscal year 1999 to complete phases four, five, and six. Of the total cost, Autodesk plans to capitalize up to $1.7 million as it relates primarily to the purchase of new software. The remaining $3.3 million to $4.3 million relates to modifying existing software and will be expensed as incurred in accordance with EITF 96-14, "Accounting for the Costs Associated with Modifying Computer Software for the Year 2000." There can be no assurance, however, that there will not be a delay in the completion of these procedures or that the cost of such procedures will not exceed original estimates, either of which could have a material adverse effect on future results of operations.

  In addition to correcting the business and operating systems used by the Company in the ordinary course of business as described above, the Company has also reviewed all products it produces internally for sale to third parties to determine compliance of its products. Products either have been found to be compliant or are currently being tested for compliance. However, many Autodesk/R/ products run on application systems produced and sold by third-party vendors. There can be no assurance that these application systems will be converted in a timely manner, and any failure in this regard may cause Autodesk products not to function as designed. Any future costs associated with ensuring that the Company's products are compliant with the year 2000 are not expected to have a material impact on the Company's results of operations or financial position. The Company anticipates that all compliance procedures will be completed before the beginning of the Company's fiscal year 2000, which begins February 1, 1999.

                        Liquidity and Capital Resources
--------------------------------------------------------------------------------

  Cash, cash equivalents, and marketable securities, which consist primarily of high-quality municipal bonds, tax-advantaged money market instruments, and US treasury bills, totaled $301.3 million at January 31, 1998, compared to $286.3 million at January 31, 1997. The $15.0 million increase in cash, cash equivalents, and marketable securities was due primarily to cash generated from operations ($158.6 million) and cash proceeds from the issuance of shares through employee stock option and stock purchase programs ($80.1 million). This increase was partially offset by cash used to repurchase shares of the Company's common stock ($174.9 million), to acquire complementary software technologies and businesses ($19.8 million), to purchase computer equipment, furniture, and leasehold improvements ($15.0 million), and to pay dividends on the Company's common stock ($11.3 million).

  During fiscal years 1998, 1997, and 1996, the Company repurchased and retired a total of 2,332,500, 1,659,500, and 2,671,000 shares of its common stock at average repurchase prices of $38.39, $32.44, and $40.43, respectively, pursuant to an ongoing and systematic repurchase plan ("Systematic Plan") approved by the Company's Board of Directors to reduce the dilutive effect of common shares to be issued under the Company's employee stock plans. In December 1997, the Board of Directors authorized the purchase of an additional 4 million shares under the Systematic Plan.

  In August 1996, the Company announced another stock repurchase program under which the Company may purchase up to 5 million shares of common stock in open market transactions as market and business conditions warrant--the "Supplemental Plan." In December 1997, the Board authorized the purchase of an additional 5 million shares under the Supplemental Plan. The Company may also utilize equity options as part of the Supplemental Plan.

  In connection with the Supplemental Plan, the Company sold put warrants to an independent third party in September 1996 and purchased call options from the same independent third party. The premiums received with respect to the equity options equaled the premiums paid. Consequently, there was no exchange of cash. The Company exercised the call options, repurchasing 2,000,000 shares of its common stock during the third quarter of fiscal year 1998 for $51 million. The put warrants expired unexercised in September 1997 and were reclassified from put warrants to stockholders' equity during the third quarter of fiscal year 1998. For additional information, see Note 7 to the consolidated financial statements. In addition to the exercise of the call options in fiscal year 1998, the Company repurchased an additional 1,000,000 shares in the open market at an average per share repurchase price of $34.37. During fiscal year 1997, the Company repurchased 557,500 shares at an average per share repurchase price of $24.09 subject to the Supplemental Plan.

  In December 1997, the Company sold put warrants to an independent third party that entitle the holder of the warrants to sell 1.5 million shares of common stock to the Company at $38.12 per share. Additionally, the Company purchased call options from the same independent third party that entitle the Company to buy 1 million shares at $39.88 per share. The premiums received with respect to the equity options totaled $4.5 million and equaled the premiums paid. Consequently, there was no exchange of cash. The outstanding put warrants at January 31, 1998, permitted a net share settlement at the Company's option. As a result, the transaction did not result in a put warrant liability on the consolidated balance sheet.

  The Company has an unsecured $40 million bank line of credit, of which $20 million is guaranteed, that may be used from time to time to facilitate short-term cash flow. At January 31, 1998, there were no borrowings outstanding under this credit agreement, which expires in January 1999.

  The Company's principal commitments at January 31, 1998, consisted of obligations under operating leases for facilities. For additional information, see Note 5 to the consolidated financial statements.

  Longer-term cash requirements, other than normal operating expenses, are anticipated for development of new software products and enhancement of existing products; financing anticipated growth; dividend payments; repurchases of the Company's common stock; and the acquisition of businesses, software products, or technologies complementary to the Company's business. The Company believes that its existing cash, cash equivalents, marketable securities, available line of credit, and cash generated from operations will be sufficient to satisfy its currently anticipated cash requirements.

Consolidated Statement of Income

                                                                                                   Fiscal year ended January 31,
                                                                                               -----------------------------------
(In thousands, except per share data)                                                          1998           1997            1996
------------------------------------------------------------------------------------------------------------------------------------

Revenues                                                                                 $   632,358      $ 509,630        $ 546,884
Direct commissions                                                                            15,232         12,937           12,717

------------------------------------------------------------------------------------------------------------------------------------

Net revenues                                                                                 617,126        496,693          534,167
Costs and expenses:
 Cost of revenues                                                                             70,858         64,217           66,812
 Marketing and sales                                                                         237,107        199,939          183,550
 Research and development                                                                    122,432         93,702           78,678
 General and administrative                                                                   83,287         74,280           76,100
 Nonrecurring charges                                                                         58,087          4,738               --

------------------------------------------------------------------------------------------------------------------------------------

  Total costs and expenses                                                                   571,771        436,876          405,140

------------------------------------------------------------------------------------------------------------------------------------

Income from operations                                                                        45,355         59,817          129,027
Interest and other income, net                                                                 9,644          6,695            9,253

------------------------------------------------------------------------------------------------------------------------------------

Income before income taxes                                                                    54,999         66,512          138,280
Provision for income taxes                                                                    39,635         24,941           50,492

------------------------------------------------------------------------------------------------------------------------------------

Net income                                                                               $    15,364      $  41,571        $  87,788

------------------------------------------------------------------------------------------------------------------------------------

Basic net income per share                                                               $      0.33      $    0.91        $    1.86

------------------------------------------------------------------------------------------------------------------------------------

Diluted net income per share                                                             $      0.31      $    0.88        $    1.76

------------------------------------------------------------------------------------------------------------------------------------

Shares used in computing basic net income per share                                           46,760         45,540           47,090

------------------------------------------------------------------------------------------------------------------------------------

Shares used in computing diluted net income per share                                         49,860         47,190           49,800

------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

Consolidated Balance Sheet

                                                                                                                 January 31,
                                                                                                                 -----------
(In thousands)                                                                                               1998          1997
---------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
 Cash and cash equivalents                                                                                $  96,089     $  64,814
 Marketable securities                                                                                      100,399       117,971
 Accounts receivable, net of allowance for doubtful accounts of $7,136 ($6,635 in 1997)                      60,856        68,577
 Inventories                                                                                                  7,351         7,340
 Deferred income taxes                                                                                       27,577        22,759
 Prepaid expenses and other current assets                                                                   15,430        16,210
---------------------------------------------------------------------------------------------------------------------------------
  Total current assets                                                                                      307,702       297,671
Marketable securities, including a restricted balance of $18,000 ($28,000 in 1997)                          104,831       103,523
Computer equipment, furniture, and leasehold improvements:
 Computer equipment and furniture                                                                           117,434       103,903
 Leasehold improvements                                                                                      20,505        17,818
 Accumulated depreciation                                                                                   (98,800)      (77,671)
---------------------------------------------------------------------------------------------------------------------------------
  Net computer equipment, furniture, and leasehold improvements                                              39,139        44,050
Purchased technologies and capitalized software, net of
 accumulated amortization
 of $31,400 ($18,700 in 1997)                                                                                31,553        15,916
Goodwill                                                                                                     16,995         6,470
Deferred income taxes                                                                                        13,782        12,857
Other assets                                                                                                 19,681        11,746
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                          $ 533,683     $ 492,233
---------------------------------------------------------------------------------------------------------------------------------
Liabilities and stockholders' equity
Current liabilities:
    Accounts payable                                                                                      $  26,417     $  24,557
    Accrued compensation                                                                                     34,962        18,099
    Accrued income taxes                                                                                     76,465        75,061
    Deferred revenues                                                                                        18,934         3,141
    Other accrued liabilities                                                                                42,709        29,313
---------------------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                                              199,487       150,171
Deferred income taxes                                                                                           481         2,974
Litigation accrual                                                                                           29,328        29,328
Other liabilities                                                                                             1,255         1,646
Commitments and contingencies
Put warrants                                                                                                     --        64,500
Stockholders' equity:
   Common stock, $0.01 par value; 100,000 shares authorized,
    45,465 issued and
     outstanding (45,108 in 1997)                                                                           299,315       147,091
    Retained earnings                                                                                        20,472       106,587
    Foreign currency translation adjustment                                                                 (16,655)      (10,064)
---------------------------------------------------------------------------------------------------------------------------------
     Total stockholders' equity                                                                             303,132       243,614
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                          $ 533,683     $ 492,233
---------------------------------------------------------------------------------------------------------------------------------

  See accompanying notes.

Consolidated Statements of Cash Flows

                                                                                           Fiscal year ended January 31,
                                                                                          -------------------------------
(In thousands)                                                                            1998          1997           1996
-------------------------------------------------------------------------------------------------------------------------------
Operating activities
Net income                                                                          $    15,364      $  41,571        $  87,788
Adjustments to reconcile net income to net cash provided by
  operating activities:
    Depreciation and amortization                                                        43,854         34,833           25,247
    Charge for acquired in-process research and development                              58,087          4,738               --
    Changes in operating assets and liabilities, net of business combinations:
       Accounts receivable                                                                8,829         25,365           (7,579)
       Inventories                                                                          534          2,345           (3,850)
       Deferred income taxes                                                            (10,947)          (785)          (4,567)
       Prepaid expenses and other current assets                                          1,501            890           (6,443)
       Accounts payable and accrued liabilities                                          40,125         (4,318)           3,721
       Accrued income taxes                                                               1,265          9,544           12,315
-------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                               158,612        114,183          106,632
-------------------------------------------------------------------------------------------------------------------------------
Investing activities
Purchases of available-for-sale marketable securities                                (1,102,015)      (683,550)        (224,655)
Maturities of available-for-sale marketable securities                                1,126,174        604,727          141,893
Purchase of computer equipment, furniture, and leasehold improvements                   (15,000)       (17,409)         (16,306)
Business combinations, net of cash acquired                                              (5,766)        (9,908)          (7,194)
Purchases of software technologies and capitalization of software costs                 (19,833)          (995)          (1,409)
Other                                                                                    (4,759)       (16,698)           8,042
-------------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                                   (21,199)      (123,833)         (99,629)
-------------------------------------------------------------------------------------------------------------------------------
Financing activities
Proceeds from issuance of common stock                                                   80,059         23,307           46,424
Repurchase of common stock                                                             (174,907)       (67,269)        (107,976)
Dividends paid                                                                          (11,290)       (10,879)         (11,184)
-------------------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                                  (106,138)       (54,841)         (72,736)
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                     31,275        (64,491)         (65,733)
Cash and cash equivalents at beginning of year                                           64,814        129,305          195,038
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                            $    96,089      $  64,814        $ 129,305
-------------------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of noncash investing and financing activities:
Common stock issued in connection with the acquisition of Softdesk                  $    92,021      $      --        $      --

  See accompanying notes.

  Consolidated Statement of Stockholders' Equity

                                                                                  Three-year period ended January 31, 1998
                                                                                  ----------------------------------------
                                                                                                            Foreign
                                                                                                            currency      Total
                                                                        Common stock          Retained    translation  stockholders'
  (In thousands)                                                    Shares      Amount       earnings     adjustment     equity
------------------------------------------------------------------------------------------------------------------------------------
Balances, January 31, 1995                                         47,241    $100,870       $215,064      $  7,550       $323,484

Common shares issued under stock option and
  stock purchase plans                                              1,781      35,712                                      35,712
Tax effect of stock options                                                    10,712                                      10,712
Net income                                                                                    87,788                       87,788
Dividends paid                                                                               (11,184)                     (11,184)
Repurchase of common shares                                        (2,671)     (6,529)      (101,447)                    (107,976)
Foreign currency translation adjustment                                                                      2,904          2,904
Unrealized gains on available-for-sale securities, net of tax                                    888                          888
----------------------------------------------------------------------------------------------------------------------------------
Balances, January 31, 1996                                         46,351     140,765        191,109        10,454        342,328

Common shares issued under stock option and
  stock purchase plans                                                974      20,729                                      20,729
Tax effect of stock options                                                     2,578                                       2,578
Reclassification of put warrants                                               (9,870)       (54,630)                     (64,500)
Net income                                                                                    41,571                       41,571
Dividends paid                                                                               (10,879)                     (10,879)
Repurchase of common shares                                        (2,217)     (7,111)       (60,158)                     (67,269)
Foreign currency translation adjustment                                                                    (20,518)       (20,518)
Unrealized losses on available-for-sale securities, net of tax                                  (426)                        (426)
----------------------------------------------------------------------------------------------------------------------------------
Balances, January 31, 1997                                         45,108     147,091        106,587       (10,064)       243,614

Common shares issued under stock option and
  stock purchase plans                                              2,790      63,829                                      63,829
Tax effect of stock options                                                    16,230                                      16,230
Reclassification of put warrants                                                9,870         54,630                       64,500
Shares issued in connection with business combination               2,900      92,021                                      92,021
Net income                                                                                    15,364                       15,364
Dividends paid                                                                               (11,290)                     (11,290)
Repurchase of common shares                                        (5,333)    (29,726)      (145,181)                    (174,907)
Foreign currency translation adjustment                                                                     (6,591)        (6,591)
Unrealized gains on available-for-sale securities, net of tax                                    362                          362
----------------------------------------------------------------------------------------------------------------------------------
Balances, January 31, 1998                                         45,465    $299,315       $ 20,472      $(16,655)      $303,132
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

Notes to Consolidated Financial Statements


               Note 1. Summary of Significant Accounting Policies
--------------------------------------------------------------------------------

Operations

  Autodesk, Inc. ("Autodesk" or the "Company"), is a leader in the development and marketing of design and drafting software and multimedia tools, primarily for the business and professional environment. Autodesk's flagship product, AutoCAD, is one of the world's leading computer-aided design ("CAD") tools, with an installed base of 1.9 million seats worldwide.

Principles of consolidation

  The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to the 1996 and 1997 consolidated financial statements to conform to the 1998 presentation.

  The asset and liability accounts of foreign subsidiaries are translated from their respective functional currencies at the rates in effect at the balance sheet date, and revenue and expense accounts are translated at weighted average rates during the period. Foreign currency translation adjustments are reflected as a separate component of stockholders' equity. Gains (losses) resulting from foreign currency transactions, which are included in interest and other income, were ($68,000), ($197,000), and $554,000 in fiscal years 1998, 1997, and 1996, respectively.

Business combinations

  On March 31, 1997, the Company issued approximately 2.9 million shares of its common stock for all outstanding shares of Softdesk, Inc. ("Softdesk"), a leading supplier of AutoCAD-based application software for the architecture, engineering, and construction market, and exchanged Autodesk options for outstanding Softdesk options. Based upon the value of Autodesk stock and options exchanged, the transaction, including transaction costs, was valued at approximately $94 million. This transaction has been accounted for using the purchase method. To assist in the allocation of the purchase price, an independent valuation of Softdesk was completed. Approximately $55.1 million of the Softdesk purchase price represented the value of in-process research and development that had not yet reached technological feasibility and had no alternative future use, and as such, was charged to operations in the first quarter of fiscal year 1998. The remaining purchase price was allocated primarily to assets acquired, developed technology, and other intangibles. Specifically, costs of $14,300,000 and $6,700,000 were allocated to goodwill and other intangibles and are being amortized over five and four years, respectively. The operating results of Softdesk, which have not been material in relation to those of the Company, have been included in the accompanying consolidated financial statements since the date of acquisition. In the first quarter of fiscal year 1998, the Company also acquired certain assets of and licensed technology from 3D/Eye for $5.8 million. Of the total cost, $3.0 million represented the value of in-process research and development that had not yet reached technological feasibility and had no alternative future use and was charged to operations.

  During fiscal year 1997 the Company acquired certain businesses for an aggregate of $9.9 million. Included in these acquisitions were the purchases of assets from Creative Imaging Technologies, Inc. ("CIT"), CadZooks, Inc., Argus Technologies, Inc. ("Argus"), as well as the outstanding stock of Teleos Research ("Teleos"). Approximately $3.2 million of the Teleos purchase price and $1.5 million of the Argus purchase price represented the value of in-process research and development that had not yet reached technological feasibility and had no alternative future use. These amounts were charged to operations during fiscal year 1997 and classified as nonrecurring charges in the accompanying statement of income. In fiscal year 1996, the Company acquired certain assets of Automated Methods (Pty) Ltd. and made final payments to the former stockholders of Ithaca Software, which was acquired by the Company in August 1993, based on revenues as specified in the acquisition agreement. Cash payments in fiscal year 1996 associated with these transactions totaled approximately $7.2 million. All of these acquisitions were accounted for using the purchase method of accounting with the purchase price being principally allocated to purchased technologies and capitalized software, intangible assets, and for the Teleos and Argus acquisitions, in-process research and development. The Company is amortizing these intangible assets on a straight-line basis over the remaining useful lives of the assets. The operating results of the acquired businesses, which have not been material in relation to those of the Company, have been included in the accompanying consolidated financial statements from their respective dates of acquisition. Additional consideration may also be payable to the former stockholders of CIT, Argus, Automated Methods, and Teleos based on product milestones and operating results, which are expected to be allocated to intangible assets and amortized on a straight-line basis over the remaining useful lives of the assets.

Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign currency translation

  The Company hedges a portion of its exposure on certain receivables and payables denominated in foreign currencies using forward foreign exchange contracts in European and Asian foreign currencies. Gains and losses associated with exchange rate fluctuations on forward foreign exchange contracts are recorded currently in interest and other income and offset corresponding gains and losses on the foreign currency assets being hedged. The costs of forward foreign exchange contracts are amortized on a straight-line basis over the life of the contract as interest and other income.

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

Concentration of credit risk

  The Company places its cash, cash equivalents, and marketable securities with financial institutions with high credit standing and, by policy, limits the amounts invested with any one institution, type of security, and issuer. Autodesk's accounts receivable are derived from software sales to a large number of resellers and distributors in the Americas, Europe, and Asia Pacific. The Company performs ongoing evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary, but generally requires no collateral.

Inventories

  Inventories, consisting principally of disks, compact disks (CD-ROMs), and technical manuals, are stated at the lower of cost (determined on the first-in, first-out method) or market.

Computer equipment, furniture, and leasehold improvements

  Computer equipment, furniture, and leasehold improvements are stated at cost. Computer equipment and furniture are depreciated using the straight-line method over the estimated useful lives of the assets, which range from two to five years.

Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life or the lease term. Depreciation expense was $22,876,000, $21,252,000, and $13,482,000 in fiscal years 1998, 1997, and 1996, respectively.

Purchased technologies and capitalized software

  Costs incurred in the initial design phase of software development are expensed as incurred. Once the point of technological feasibility is reached, production costs (programming and testing) are capitalized. Certain acquired software-technology rights are also capitalized. Capitalized software costs are amortized ratably as revenues are recognized, but not less than on a straight-line basis over two- to seven-year periods. Amortization expense was $12,668,000, $9,563,000, and $11,765,000 in fiscal years 1998, 1997, and 1996, respectively. The actual lives of the Company's purchased technologies or capitalized software may differ from the Company's estimates, and such differences could cause carrying amounts of these assets to be reduced materially.

Other assets and goodwill

  Amortization of purchased intangibles and goodwill is provided on a straight-line basis over the respective useful lives of the assets, which range from three to ten years. Accumulated amortization was $22,556,000 and $14,293,000 in fiscal years 1998 and 1997, respectively. The Company evaluates the realizability and the related periods of amortization of these assets on a regular basis. Amortization expense was $8,310,000 and $4,018,000 in fiscal years 1998 and 1997, respectively. (The Company did not incur amortization expense in fiscal year 1996.)

Employee stock compensation

  The Company accounts for its employee stock plans under the intrinsic-value-based method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

Revenue recognition

  Autodesk's revenue recognition policy is in compliance with the provisions of the American Institute of Certified Public Accountants' Statement of Position 91-1, "Software Revenue Recognition" ("SOP 91-1"). Revenue is recognized at the time of shipment, provided that no significant vendor obligations exist and collection of the resulting receivable is deemed probable. A portion of revenues related to certain customer consulting and training obligations is deferred, while costs associated with certain postsale customer obligations are accrued.

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

Advertising

  Advertising costs are expensed the first time the advertising takes place. Total advertising expenses incurred during fiscal years 1998, 1997, and 1996 were $12,194,000, $10,830,000, and $8,489,000, respectively.

Royalties

  The Company licenses software used to develop components of AutoCAD, Mechanical Desktop(R), 3D Studio MAX(R), and certain other software products. Royalties are payable to developers of the software at various rates and amounts generally based on unit sales or revenues. Royalty expense was $7,640,000, $8,000,000, and $6,102,000 in fiscal years 1998, 1997, and 1996, respectively.
Such costs are included as a component of cost of revenues.

Net income per share

  The Company adopted Financial Accounting Standards Board Statement No. 128, "Earnings Per Share" ("SFAS 128") in the fourth quarter of fiscal year 1998. SFAS 128 requires companies to present both basic net income per share and diluted net income per share. Basic net income per share excludes dilutive common stock equivalents and is calculated as net income divided by the weighted average number of common shares outstanding. Diluted net income per share is computed using the weighted average number of common shares outstanding and dilutive common stock equivalents outstanding during the period. A reconciliation of the numerators and denominators used in the basic and diluted net income per share amounts follows:

                                                                        Fiscal Year Ending January 31,
                                                                        ------------------------------
(In thousands)                                                              1998      1997      1996
------------------------------------------------------------------------------------------------------
Numerator:
  Numerator for basic and diluted net income per share--net income         $15,364   $41,571   $87,788
------------------------------------------------------------------------------------------------------
Denominator:
  Denominator for basic net income per share--weighted average shares       46,760    45,540    47,090
  Effect of dilutive common stock options                                    3,100     1,650     2,710
------------------------------------------------------------------------------------------------------
Denominator for diluted net income per share                                49,860    47,190    49,800
------------------------------------------------------------------------------------------------------

  The Company has restated all prior year amounts to comply with this standard. See Note 8 to see related quarterly financial data amounts, as restated.

Recently issued accounting standards

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements and is required to be adopted by the Company beginning in its fiscal year 1999. Additionally, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which establishes standards for the way public business enterprises report information in annual statements and interim financial reports regarding operating segments, products and services, geographic areas, and major customers. SFAS 131 will first be reflected in the Company's fiscal year 1999 Annual Report and will apply to both annual and interim financial reporting subsequent to this date. The Company is currently evaluating the impact of SFAS 130 and SFAS 131 on its financial disclosures.

  In October 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"), which supersedes SOP 91-1. SOP 97-2 will be effective beginning in fiscal year 1999. In March 1998, the AICPA issued Statement of Position 98-4 ("SOP 98-4"), which amends certain provisions of SOP 97-2. The Company believes it is in compliance with the provisions of SOP 97-2 as amended by SOP 98-4. However, detailed implementation guidelines for this standard have not been issued. Once issued, such guidance could lead to unanticipated changes in the Company's current revenue recognition practices, and such changes could be material to the Company's results of operations.

  In March 1998, the Accounting Standards Executive Committee issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This standard requires companies to capitalize qualifying computer software costs which are incurred during the application development stage and amortize them over the software's estimated useful life. The Company is required to adopt this standard in fiscal year 2000 and is currently evaluating the impact that its adoption will have on the consolidated financial position and results of operations of the Company.

                         Note 2. Financial Instruments
-------------------------------------------------------------------------------
Fair values of financial instruments
  Estimated fair values of financial instruments are based on quoted market prices. The carrying amounts and fair value of the Company's financial instruments are as follows:

                                         January 31, 1998        January 31, 1997
                                         ----------------        ----------------
                                        Carrying      Fair      Carrying      Fair
(In thousands)                           amount       value      amount       value
------------------------------------------------------------------------------------
Cash and cash equivalents               $ 96,089    $ 96,089    $ 64,814    $ 64,814
Marketable securities                    205,230     205,230     221,494     221,494
Forward foreign currency contracts          (124)       (124)       (458)       (458)
------------------------------------------------------------------------------------

Foreign currency contracts

  The Company utilizes derivative financial instruments in the form of forward foreign exchange contracts only for the purpose of hedging foreign currency market exposures of underlying assets, liabilities, and other obligations which exist as a part of its ongoing business operations. The Company, as a matter of policy, does not engage in trading or speculative transactions. In general, instruments used as hedges must be effective at reducing the foreign currency risk associated with the underlying transaction being hedged and must be designated as a hedge at the inception of the contract. Substantially all forward foreign currency contracts entered into by the Company have maturities of 60 days or less. The Company uses the forward contracts only as hedges of existing transactions. Amounts receivable and payable on forward foreign exchange contracts are recorded as other current assets and other accrued liabilities, respectively. For these contracts, mark-to-market gains and losses are recognized as other income or expense in the current period, generally consistent with the period in which the gain or loss of the underlying transaction is recognized. Cash flows associated with derivative transactions are classified in the statement of cash flows in a manner consistent with those of the transactions being hedged. The notional amounts of foreign currency contracts were $38.8 million and $35.7 million at January 31, 1998 and 1997, respectively, and were predominantly to buy Swiss francs. While the contract or notional amount is often used to express the volume of foreign exchange contracts, the amounts potentially subject to credit risk are generally limited to the amounts, if any, by which the counterparties' obligations under the agreements exceed the obligations of the Company to the counterparties.

Marketable securities
  Marketable securities include the following available-for-sale securities at January 31, 1998 and 1997:

                                                                January 31, 1998
                                                                ----------------
(In thousands)                    Cost       Gross unrealized gains   Gross unrealized losses    Estimated fair value
----------------------------------------------------------------------------------------------------------------------
Short-term:
 Municipal bonds                $ 24,383                     $ --                     $ (22)               $ 24,361
 Treasury bills                    9,994                        2                        --                   9,996
 Preferred stock                   2,000                       --                        --                   2,000
 Money market deposits            64,042                       --                        --                  64,042
----------------------------------------------------------------------------------------------------------------------
                                 100,419                        2                       (22)                100,399
Long-term:
 Municipal bonds                  85,911                      935                        --                  86,846
 US Treasury bills                17,987                       --                        (2)                 17,985
----------------------------------------------------------------------------------------------------------------------
                                 103,898                      935                        (2)                104,831
----------------------------------------------------------------------------------------------------------------------
                                $204,317                     $937                     $ (24)               $205,230
----------------------------------------------------------------------------------------------------------------------
                                                                         January 31, 1997
                                                                         ----------------
(In thousands)                    Cost     Gross unrealized gains     Gross unrealized losses     Estimated fair value
----------------------------------------------------------------------------------------------------------------------
Short-term:
 Municipal bonds                $ 70,325                     $ 43                     $  --                $ 70,368
 Preferred Stock                   2,000                       --                        --                   2,000
 Time deposits                    45,603                       --                        --                  45,603
----------------------------------------------------------------------------------------------------------------------
                                 117,928                       43                        --                 117,971
Long-term:
 Municipal bonds                  72,565                       --                       (74)                 72,491
 US Treasury notes                28,592                       --                      (592)                 28,000
 Preferred stock and other         3,022                       10                        --                   3,032
----------------------------------------------------------------------------------------------------------------------
                                 104,179                       10                      (666)                103,523
----------------------------------------------------------------------------------------------------------------------
                                $222,107                     $ 53                     $(666)               $221,494
----------------------------------------------------------------------------------------------------------------------

  Long-term US Treasury bills included a restricted balance of $18.0 million at January 31, 1998, and $28.0 million at January 31, 1997 (see Note 4). The contractual maturities of Autodesk's short-term marketable securities at January 31, 1998, were one year or less while the Company's long-term marketable securities had contractual maturities as follows: $59.6 million between one and two years; $13.7 million maturing in three years; $9.6 million maturing in four to five years; and $21.9 million beyond five years. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay or call obligations without prepayment penalties. Realized gains and losses on sales of available-for-sale securities were immaterial in fiscal years 1998, 1997, and 1996. The cost of securities sold is based on the specific identification method.

                             Note 3. Income Taxes
--------------------------------------------------------------------------------
  The provision for income taxes consists of the following:

                                                                                                  Fiscal year ended January 31,
                                                                                                  -------------------------------
(In thousands)                                                                                       1998       1997       1996
---------------------------------------------------------------------------------------------------------------------------------
Federal:
  Current                                                                                           $31,749     $5,546    $26,711
  Deferred                                                                                           (7,978)     1,133     (3,392)
State:
  Current                                                                                             5,594      4,796      8,779
  Deferred                                                                                           (1,398)    (1,148)      (856)
Foreign:
  Current                                                                                            14,083     15,503     19,569
  Deferred                                                                                           (2,415)      (889)      (319)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    $39,635    $24,941    $50,492
----------------------------------------------------------------------------------------------------------------------------------

  The principal reasons that the aggregate income tax provisions differ from the US statutory rate of 35 percent are as follows:

                                                                                                     Fiscal year ended January 31,
                                                                                                     -----------------------------
(In thousands)                                                                                        1998       1997       1996
----------------------------------------------------------------------------------------------------------------------------------
Income tax provision at statutory rate                                                              $19,250    $23,279    $48,398
Foreign income taxed at rates different from the US statutory rate                                   (1,005)    (1,644)    (7,863)
State income taxes, net of federal benefit                                                            2,727      2,371      8,616
Tax-exempt interest                                                                                  (2,031)    (1,348)    (1,668)
Acquired in-process research and development                                                         19,285      1,130         --
Other                                                                                                 1,409      1,153      3,009
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    $39,635    $24,941    $50,492
----------------------------------------------------------------------------------------------------------------------------------
  Significant sources of the Company's deferred tax assets and liabilities are as follows:
                                                                                                                January 31,
                                                                                                                -----------
(In thousands)                                                                                                1998       1997
----------------------------------------------------------------------------------------------------------------------------------
Accrued state income taxes                                                                                 $ 5,667    $ 5,562
Accrued legal judgment, including accrued interest                                                          13,863     13,822
Reserves for product returns and bad debts                                                                   9,728      7,864
Accrued compensation and benefits                                                                            3,809      2,950
Purchased technology and capitalized software                                                               11,079      6,270
Unremitted earnings of certain subsidiaries                                                                 (6,018)    (6,018)
Other, net                                                                                                   2,750      2,192
----------------------------------------------------------------------------------------------------------------------------------
  Net deferred tax assets                                                                                  $40,878    $32,642
----------------------------------------------------------------------------------------------------------------------------------

  The tax benefit associated with dispositions from employee stock plans reduced taxes currently payable for fiscal years 1998, 1997, and 1996 by $16,230,000, $2,578,000, and $10,712,000, respectively. No provision has been made for federal income taxes on unremitted earnings of certain of the Company's foreign subsidiaries (cumulative $159 million at January 31, 1998) since the Company plans to reinvest all such earnings for the foreseeable future. At January 31, 1998, the unrecognized deferred tax liability for these earnings was approximately $44.0 million. Foreign pretax income was $55.1 million, $45.0 million, and $64.4 million in fiscal years 1998, 1997, and 1996, respectively.

  The Company's United States income tax returns for fiscal years ended January 31, 1992 through 1996, are under examination by the Internal Revenue Service. On August 27, 1997, the Internal Revenue Service issued a Notice of Deficiency proposing increases to the amount of the Company's United States income taxes for fiscal years 1992 and 1993. On November 25, 1997, the Company filed a petition with the United States Tax Court to contest these alleged tax deficiencies. Management believes that adequate amounts have been provided for any adjustments that may ultimately result from these examinations.

  Cash payments for income taxes were approximately $33,272,000, $13,605,000, and $32,032,000 for fiscal years 1998, 1997, and 1996, respectively.

                           Note 4. Litigation Accrual
--------------------------------------------------------------------------------

  In December 1994, the Company recorded a $25.5 million litigation charge as the result of a judgment against the Company on a claim of trade secret misappropriation brought by Vermont Microsystems, Inc. ("VMI"). The Company appealed that judgment and, upon remand to the Federal District Court, a reduced judgment was entered against the Company in the amount of $14.2 million plus interest. On February 23, 1998, the U.S. Court of Appeals for the Second Circuit reduced the judgment to $7.8 million. Because the case is still subject to postjudgment motions and appeals, the Company has not reflected the reduction of damages in the accompanying consolidated financial statements.

  The Company was required by statute to post collateral approximating the amount of the initial judgment plus accrued interest. In May 1997, the escrow account was reduced to $17.3 million, with interest to accrue. At January 31, 1998, the Company's long-term marketable securities included a balance of $18.0 million which is restricted as to its use until final adjudication of this matter.

                     Note 5. Commitments and Contingencies
--------------------------------------------------------------------------------

  The Company leases office space and equipment under noncancelable lease agreements. The leases generally provide that the Company pay taxes, insurance, and maintenance expenses related to the leased assets. Future minimum lease payments for fiscal years ended January 31 are as follows: $19.2 million in 1999; $17.5 million in 2000; $13.3 million in 2001; $9.6 million in 2002; $13.2 million in 2003; and $17.8 million thereafter.

  Rent expense was $17,729,000, $17,358,000, and $16,992,000 in fiscal years
1998, 1997, and 1996, respectively.

  The Company has a line of credit permitting short-term, unsecured borrowings of up to $40 million, which may be used from time to time to facilitate short-term cash flow. There were no borrowings outstanding under this agreement at January 31, 1998, which expires in January 1999.

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

                         Note 6. Employee Benefit Plans
--------------------------------------------------------------------------------

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

                                                                                                                        Weighted
                                                                                                                         average
                                                                                                                          price
(Shares in thousands)                              Number of shares                      Price per share                per share
-----------------------------------------------------------------------------------------------------------------------------------
Options outstanding at January 31, 1995                       7,997             $ 12.56 -            $    38.25          $    21.97
  Granted                                                     2,546               35.25 -                 49.25               44.83
  Exercised                                                  (1,484)              12.56 -                 30.50               19.19
  Canceled                                                     (368)              13.38 -                 49.25               30.78
-----------------------------------------------------------------------------------------------------------------------------------
Options outstanding at January 31, 1996                       8,691               13.38 -                 49.25               28.75
  Granted                                                     5,271                0.01 -                 42.00               29.99
  Exercised                                                    (651)               0.01 -                 38.25               19.66
  Canceled                                                     (598)              16.25 -                 49.25               36.98
-----------------------------------------------------------------------------------------------------------------------------------
Options outstanding at January 31, 1997                      12,713               13.38 -                 49.25               28.11
  Granted                                                     3,411                0.01 -                 48.38               34.62
  Assumed via acquisitions                                      306                0.34 -                 36.40               23.72
  Exercised                                                  (2,304)               0.01 -                 49.25               23.15
  Canceled                                                     (908)              13.38 -                 49.25               33.22
-----------------------------------------------------------------------------------------------------------------------------------
Options outstanding at January 31, 1998                      13,218             $  1.86 -            $    49.25          $    30.20
-----------------------------------------------------------------------------------------------------------------------------------
Options exercisable at January 31, 1998                       5,174             $  1.86 -            $    49.25          $    28.83
-----------------------------------------------------------------------------------------------------------------------------------
Options available for grant at January 31, 1998                 918
-----------------------------------------------------------------------------------------------------------------------------------

  The following table summarizes information about options outstanding at January 31, 1998.

                                                                   Outstanding options
                                                                      weighted average
                                               Number of shares       contractual life    Weighted average
                                                 (in thousands)             (in years)     exercise price
----------------------------------------------------------------------------------------------------------
  Range of per share exercise prices
  $ 1.86  --  $ 23.00                                    1,647                   3.91              $16.78
  $23.13  --  $ 30.25                                    5,430                   5.54              $25.51
  $30.38  --  $ 49.25                                    6,141                   8.68              $37.94
----------------------------------------------------------------------------------------------------------
                                                        13,218                   6.80              $30.20
----------------------------------------------------------------------------------------------------------

  The following table summarizes information about options outstanding and exercisable at January 31, 1998.

                                                                        Number of shares    Weighted average
                                                                         (in thousands)     exercise price
------------------------------------------------------------------------------------------------------------
Range of per share exercise prices
  $ 1.86  --  $ 23.00                                                            1,577              $ 16.58
  $23.13  --  $ 30.25                                                            2,034              $ 27.29
  $30.38  --  $ 49.25                                                            1,563              $ 43.18
------------------------------------------------------------------------------------------------------------
                                                                                 5,174              $ 28.83
------------------------------------------------------------------------------------------------------------

  These options will expire if not exercised at specific dates ranging from February 1998 to January 2008. Prices for options exercised during the three-year period ended January 31, 1998, range from $0.01 to $49.25.

  A total of 14.1 million shares of the Company's common stock have been reserved for future issuance under existing stock option programs.

Employee stock purchase plan

  The Company has an employee stock purchase plan ("plan") for all employees meeting certain eligibility criteria. Under the plan, eligible employees may purchase shares of the Company's common stock, at their discretion up to 15 percent of their compensation subject to certain limitations, at not less than 85 percent of fair market value as defined in the plan. A total of 2,600,000 shares have been reserved for issuance under the plan. In fiscal years 1998, 1997, and 1996, shares totaling 490,000, 323,000, and 301,000, respectively, were issued under the plan at average prices of $21.99, $24.56, and $24.01 per share. At January 31, 1998, a total of 301,000 shares were available for future issuance under the plan.

Pro forma information

  The Company has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its employees' stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation," requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the Company's financial statements.

  Pro forma information regarding net income and net income per share is required by SFAS No. 123. This information is required to be determined as if the Company had accounted for its employee stock options (including shares issued under the Employee Stock Purchase Plan, collectively called "options") granted subsequent to January 31, 1995, under the fair value method of that statement. The fair value of options granted in 1998, 1997, and 1996 reported below has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                 Employee stock options           Employee stock purchase plan
                                 ----------------------           ----------------------------
                              1998       1997          1996        1998        1997       1996
----------------------------------------------------------------------------------------------
Expected life (in years)       2.6        2.7          2.5       0.5        0.5        0.5
Risk-free interest rate        6.1%       6.1%         5.8%      5.4%       5.5%       5.8%
Volatility                     .52        .42          .40       .50        .45        .45
Dividend yield                 0.6%       0.8%         0.8%      0.6%       0.8%       0.8%
----------------------------------------------------------------------------------------------

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected volatility of the stock price. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options. The weighted average estimated fair value of employee stock options granted during fiscal years 1998, 1997, and 1996 was $13.50, $8.34, and $12.76 per share, respectively. The weighted average estimated fair value of shares granted under the Employee Stock Purchase Plan during fiscal years 1998, 1997, and 1996 was $7.17, $8.01, and $7.85, respectively.

  For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net income (loss) for fiscal years 1998, 1997, and 1996 was $(21,939,000), $15,343,000, and $77,952,000, respectively. Pro forma basic net income (loss) per share was $(0.47), $0.34, and $1.66 in fiscal years 1998, 1997, and 1996, respectively. In fiscal years 1998, 1997, and 1996, pro forma diluted net income
(loss) per share was $(0.47), $0.30, and $1.52, respectively.

  The effects on pro forma disclosures of applying SFAS No. 123 are not likely to be representative of the effects on pro forma disclosures of future years. Because SFAS No. 123 is applicable only to options granted subsequent to January 31, 1995, the pro forma effect will not be fully reflected until 1999.

Pretax savings plan

  The Company has a pretax savings plan covering nearly all US employees that qualify under Section 401(k) of the Internal Revenue Code. Eligible employees may contribute up to 15 percent of their pretax salary, subject to certain limitations. The Company makes voluntary contributions and matches a portion of employee contributions. Company contributions, which may be terminated at the Company's discretion, were $4,103,000, $3,068,000, and $2,442,000 in fiscal years 1998, 1997, and 1996, respectively.

  The Company provides defined-contribution plans in certain foreign countries where required by statute. The Company's funding policy for foreign defined-contribution plans is consistent with the local requirements in each country. Company contributions to these plans during fiscal year 1998 were $1,376,000. Company contributions to these plans in fiscal years 1997 and 1996 were not significant.

                          Note 7. Stockholders' Equity
--------------------------------------------------------------------------------

Preferred stock

  The Company's Certificate of Incorporation authorizes 2 million shares of preferred stock, none of which is issued or outstanding. The Board of Directors has the authority to issue the preferred stock in one or more series and to fix rights, preferences, privileges and restrictions, including dividends, and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders.

Common stock repurchase program

  During fiscal years 1998, 1997, and 1996, the Company repurchased and retired a total of 2,332,500, 1,659,500, and 2,671,000 shares of its common stock at average repurchase prices of $38.39, $32.44, and $40.43, respectively, pursuant to an ongoing and systematic repurchase plan ("Systematic Plan") approved by the Company's Board of Directors to reduce the dilutive effect of common shares to be issued under the Company's employee stock plans. In December 1997, the Board of Directors authorized the purchase of an additional 4 million shares under the Systematic Plan.

  In August 1996, the Company announced another stock repurchase program under which the Company may purchase up to 5 million shares of common stock in open market transactions as market and business conditions warrant--the "Supplemental Plan." In December 1997, the Board of Directors authorized the purchase of an additional 5 million shares under the Supplemental Plan. The Company may also utilize equity options as part of the Supplemental Plan. During fiscal years 1998 and 1997, the Company repurchased 1,000,000 and 557,500 shares in the open market at average per share repurchase prices of $34.37 and $24.09, respectively, and entered into the equity options described below.

  In September 1996, the Company sold put warrants to an investment bank that entitle the holder of the warrants to sell 3 million shares of common stock to the Company at $21.50 per share. Additionally, the Company purchased call options from the same independent third party that entitle the Company to buy 2 million shares of its common stock at $25.50 per share. The premiums received with respect to the equity options totaled $8.1 million and equaled the premiums paid. Consequently, there was no exchange of cash. The Company exercised the call options, repurchasing 2,000,000 shares of its common stock during the third quarter for $51 million. The put warrants expired unexercised in September 1997 and were reclassified from put warrants to stockholders' equity during the third quarter of fiscal year 1998.

  In December 1997, the Company sold put warrants to an independent third party that entitle the holder of the warrants to sell 1.5 million shares of common stock to the Company at $38.12 per share. Additionally, the Company purchased call options from the same independent third party that entitle the Company to buy 1 million shares at $39.88 per share. The premiums received with respect to the equity options totaled $4.5 million and equaled the premiums paid. Consequently, there was no exchange of cash. The outstanding put warrants at January 31, 1998, permitted a net share settlement at the Company's option. As a result, the transaction did not result in a put warrant liability on the consolidated balance sheet.

              Note 8. Quarterly Financial Information (Unaudited)

------------------------------------------------------------------------------------------------
Summarized quarterly financial information for fiscal years 1998, 1997, and
1996 is as follows:
                                                1st        2nd        3rd       4th      Fiscal
(In thousands, except per share data)       Quarter    Quarter    Quarter    Quarter      Year
------------------------------------------------------------------------------------------------
Fiscal year 1998
  Net revenues                             $118,984    $154,096   $162,195   $181,851   $617,126
  Gross margin                              102,943     135,371    144,683    163,271    546,268
  Income (loss) from operations             (53,796)     25,469     30,126     43,556     45,355
  Net income (loss)                         (52,745)     17,835     20,956     29,318     15,364
  Basic net income (loss) per share           (1.15)       0.37       0.44       0.64       0.33
  Diluted net income (loss) per share         (1.15)       0.34       0.41       0.60       0.31
Fiscal year 1997
  Net revenues                             $136,281    $128,745   $116,647   $115,020   $496,693
  Gross margin                              118,989     112,123    101,427     99,937    432,476
  Income from operations                     28,125      17,123      7,502      7,067     59,817
  Net income                                 19,060      10,645      5,873      5,993     41,571
  Basic net income per share                   0.41        0.23       0.13       0.13       0.91
  Diluted net income per share                 0.39        0.22       0.13       0.13       0.88
Fiscal year 1996
  Net revenues                             $138,658    $140,686   $128,537   $126,286   $534,167
  Gross margin                              121,373     123,324    112,419    110,239    467,355
  Income from operations                     38,408      38,897     28,046     23,676    129,027
  Net income                                 25,977      26,299     19,207     16,305     87,788
  Basic net income per share                   0.55        0.56       0.41       0.35       1.86
  Diluted net income per share                 0.51        0.52       0.38       0.34       1.76
------------------------------------------------------------------------------------------------

  Results for the first quarter of fiscal year 1998 included nonrecurring charges of approximately $55.1 million and $3.0 million, respectively, representing the value of in-process research and development that had not yet reached technological feasibility and had no alternative future use acquired in the Softdesk and 3D/Eye transactions. These charges resulted in a reduction in diluted net income per share of $1.25 in the first quarter of fiscal year 1998. Results for the second and third fiscal quarters of fiscal year 1997 included nonrecurring charges of $3.2 million and $1.5 million, respectively, related to in-process research and development acquired in the Teleos and Argus acquisitions that had not yet reached technological feasibility and had no alternative future use. These charges resulted in an $0.08 and $0.02 reduction in diluted net income per share in the second and third quarters of fiscal year 1997, respectively.

                     Note 9. Information by Geographic Area
--------------------------------------------------------------------------------

  Information regarding the Company's operations by geographic area at January 31, 1998, 1997, and 1996, and for the fiscal years then ended is as follows:

                                          Fiscal year ended January 31,
                                          -----------------------------
(In thousands)                           1998         1997         1996
-------------------------------------------------------------------------
Revenues:
The Americas
  Customers in the United States      $ 266,921    $ 176,286    $ 195,272
  Customers in Asia Pacific              46,542       40,284       42,262
  Customers in Canada                    18,695       10,671       14,619
  Other exports                          18,014       13,420       11,103
  Intercompany revenues                  47,445       65,758       67,728
-------------------------------------------------------------------------
                                        397,617      306,419      330,984
Europe                                  208,340      189,082      211,480
Asia Pacific                             73,846       79,887       72,148
Consolidating eliminations              (47,445)     (65,758)     (67,728)
-------------------------------------------------------------------------
                                      $ 632,358    $ 509,630    $ 546,884
Income (loss) from operations:
The Americas                          $ (11,816)   $  22,734    $  63,843
Europe                                   51,220       32,909       53,696
Asia Pacific                              5,951        4,174       11,488
-------------------------------------------------------------------------
                                      $  45,355    $  59,817    $ 129,027
-------------------------------------------------------------------------
Identifiable assets:
The Americas                          $ 333,558    $ 329,171    $ 306,795
Europe                                  287,470      302,183      250,268
Asia Pacific                             72,472       72,543       73,426
Consolidating eliminations             (159,817)    (211,664)    (112,560)
-------------------------------------------------------------------------
                                      $ 533,683    $ 492,233    $ 517,929
-------------------------------------------------------------------------

  Intercompany revenues consist of royalty revenue payable by the Company's subsidiaries under software license agreements with the US parent company. At January 31, 1998, 1997, and 1996, total foreign net equity was $247.2 million, $161.2 million, and $133.2 million, respectively.

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders

Autodesk, Inc.

  We have audited the accompanying consolidated balance sheets of Autodesk, Inc., as of January 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Autodesk, Inc., at January 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 1998, in conformity with generally accepted accounting principles.





                                                  /s/ Ernst & Young LLP



  San Jose, California
  February 24, 1998

Directors, Executive Officers, and

Officers


Directors

Carol Bartz
Chairman of the Board and  Chief Executive Officer

Mark A. Bertelsen
Senior Partner, Wilson, Sonsini, Goodrich & Rosati, Attorneys-at-Law

Crawford W. Beveridge
Chief Executive Officer, Scottish Enterprise, an economic development company

J. Hallam Dawson
Chairman, IDI Associates, a private investment bank

Paul S. Otellini
Executive Vice President, General Manager, Intel Architecture Business Group

Mary Alice Taylor
Corporate Executive Vice President of Global Operations and Technology, CitiCorp

Morton L. Topfer
Vice Chairman, Dell Computer Corporation

Executive Officers

Carol Bartz
Chairman of the Board and Chief Executive Officer

Eric Herr
President and Chief Operating Officer

Dr. Joseph Astroth
Vice President, GIS Market Group

Carl Bass
Vice President, Engineering and Chief Technical Officer

Steve Cakebread
Vice President
Chief Financial Officer

James D'Arezzo
Vice President, Corporate Marketing

Dominic Gallello
Vice President, Mechanical CAD Market Group

Stephen McMahon
Vice President, Human Resources  and Facilities

Tom Norring
Vice President, Asia Pacific

Michelle Pharr
Vice President, the Americas

Marcia Sterling
Vice President, Business Development, and General Counsel

Godfrey Sullivan
Vice President, Personal Solutions Group

Michael Sutton
Vice President, Europe/Middle East/Africa

Officers

William Kredel
Vice President and
Chief Information Officer

David Oppenheimer
Vice President, Finance

John Sanders
Vice President,
Worldwide Product Support

Michael Tabatabai
Vice President, Worldwide Operations

Christine Tsingos
Vice President and Treasurer

Eric Wagner
Vice President, Software Development

Corporate Information

Market Information and Dividend Policy

Market Prices

  The Company's common stock is traded on the Nasdaq National Market under the symbol ADSK. The following table lists the high and low sales prices for each quarter in the last three fiscal years:

                                             High        Low
----------------------------------------------------------------
Fiscal year 1998
First quarter                              $ 36-3/8    $ 28-1/4
Second quarter                             $ 42-7/8    $ 34-9/16
Third quarter                              $ 51-1/8    $ 30-1/2
Fourth quarter                             $ 42-1/8    $ 32-1/4

Fiscal year 1997
First quarter                              $ 44-1/4    $ 29-3/4
Second quarter                             $ 42-3/4    $ 20-1/2
Third quarter                              $ 27-1/2    $ 18-1/2
Fourth quarter                             $ 35-3/8    $ 21

Fiscal year 1996
First quarter                              $ 44        $ 33
Second quarter                             $ 50-1/4    $ 34
Third quarter                              $ 53        $ 33
Fourth quarter                             $ 39-1/2    $ 27-3/4

---------------------------------------------------------------

Dividends

  The Company paid quarterly dividends of $0.06 per share in fiscal years 1998, 1997, and 1996. The Company currently intends to continue paying regular cash dividends on a quarterly basis.

Stockholders

  As of April 21, 1998, the approximate number of common stockholders of record was 1,240.

Annual Meeting

  The Company's Annual Meeting of Stockholders will be held at 2:00 pm on June 25, 1998, at Embassy Suites Hotel, 101 McInnis Parkway, San Rafael, California.

Form 10-K

  A copy of the Company's Annual Report on Form 10-K for fiscal year 1998 filed with the Securities and Exchange Commission may be obtained without charge by sending a written request to Investor Relations, Autodesk, Inc., 111 McInnis Parkway, San Rafael, CA 94903. Information about Autodesk and its business, including the company's periodic filings with the Securities and Exchange Commission, may be obtained from Autodesk's World Wide Web site at WWW.AUTODESK.COM.

Corporate Headquarters
Autodesk, Inc.
111 McInnis Parkway
San Rafael, CA 94903
USA

The Americas
Autodesk, Inc.
20400 Stevens Creek Boulevard
Cupertino, CA 95014-2217
USA

Asia Pacific
Autodesk, Inc.
20400 Stevens Creek Boulevard
Cupertino, CA 95014-2217
USA

Europe
Autodesk (Europe) SA
20, route de Pre-Bois
Case Postale 766
CH-1215 Geneva 15
Switzerland

Legal Counsel
Wilson, Sonsini, Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304
USA

Transfer Agent
Harris Trust & Savings Bank
c/o Shareholder Services
14th Floor
311 West Monroe Street
Chicago, IL 60606
USA

Independent Auditors
Ernst & Young LLP
55 Almaden Boulevard
San Jose, CA 95113
USA

For More Information

  For more information, please write Investor Relations, Autodesk, Inc., 111 McInnis Parkway, San Rafael, CA 94903, phone us at 415-507-5000, or visit our World Wide Web sites at WWW.AUTODESK.COM and WWW.KTX.COM.

Autodesk, the Autodesk logo, AutoCAD, AutoCAD LT, AutoCAD Map, AutoSketch, Kinetix, Mechanical Desktop, Picture This Home!, Planix, and 3D Studio MAX are registered trademarks, and AutoCAD Architectural Desktop, AutoCAD Land Development, Autodesk MapGuide, Autodesk World, bringing information down to earth, Character Studio, Design Your World, ObjectARX, and 3D Studio VIZ are trademarks, of Autodesk, Inc., in the USA and/or other countries. Microsoft, Windows, and Windows NT are registered trademarks of Microsoft Corporation. All other brand names, product names, or trademarks belong to their respective holders.

(C) Copyright 1998 Autodesk, Inc. All rights reserved.

Customer image credits: cover inset (left to right), Roy Larosa, Jaime Laga/New Jersey Institute of Technology, School of Architecture, Doug King and Chuck Wootten, Yuba Heat Transfer, Tulsa, OK, Department of Public Works, City of San Rafael, CA, Unreal Pictures (created for Kinetix, a Division of Autodesk, Inc.), and Suarez-Kuehne Architects, San Francisco, CA; p. 9 top, Little & Associates, Charlotte, NC; p. 10 top, Jozef M. Nowobilski, Preferred Machine, Bedford Park, IL; p. 13 top, Greg V. Hess, Strata Web Systems Ltd., Calgary, Alberta, Canada;
p. 14 bottom left, image courtesy of Xaos, Inc.; p. 14 bottom right, image courtesy of Liquid Light Studios; p. 17 top, Charles Miller, Charles Miller & Co., Fairburn, GA.