Form 10-K/A, Exhibit 13
period 1998-01-31
AUTODESK INC
filed 1999-02-04
CIK 769397

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

(In thousands, except per share data,
percentages, and employees)              1998/4/      1997/1/      1996/1/     1995/1/       1994
------------------------------------------------------------------------------------------------------
For the fiscal year
Net revenues                            $617,126        $496,693     $534,167    $454,612     $405,596
Cost of revenues                          71,338          64,217       66,812      61,725       63,338
Marketing and sales                      237,107         199,939      183,550     154,562      137,788
Research and development                 122,432          93,702       78,678      65,176       56,231
General and administrative                88,900          74,280       76,100      65,738       58,536
Nonrecurring charges/2/                   22,187           4,738           --      25,500           --
Income from operations                    75,162          59,817      129,027      81,911       89,703
Interest and other income,
 net                                       9,644           6,695        9,253       7,233        7,055
Income before income taxes                84,806          66,512      138,280      89,144       96,758
Net income                                45,171          41,571       87,788      56,606       62,166
Net cash provided by
 operating activities                    158,612         114,183      106,632     104,412       88,853
------------------------------------------------------------------------------------------------------

At year end
Cash, cash equivalents, and
 marketable securities                  $301,319        $286,308     $272,402    $255,373     $217,011
Current assets                           307,702         297,671      335,013     360,725      279,557
Total assets                             563,490         492,233      517,929     482,076      404,874
Current liabilities                      199,487         150,171      144,295     154,990      102,316
Long-term liabilities                     31,064          33,948       31,306       3,602        5,679
Total liabilities                        230,551         184,119      175,601     158,592      107,995
Put warrants                                  --          64,500           --          --           --
Stockholders' equity                     332,939         243,614      342,328     323,484      296,879
Working capital                          108,215         147,500      190,718     205,735      177,241
Number of employees                        2,470           2,044        1,894       1,788        1,788
------------------------------------------------------------------------------------------------------

Common stock data
Basic net income per
 share/2/, /3/                          $   0.97        $   0.91     $   1.86    $   1.20     $   1.30
Diluted net income per
 share/2/, /3/                          $   0.91        $   0.88     $   1.76    $   1.14     $   1.25
Book value per share                    $   7.32        $   5.40     $   7.39    $   6.85     $   6.25
Dividends paid per share                $   0.24        $   0.24     $   0.24    $   0.24     $   0.24
Shares used in computing
 basic net income per
 share/3/                                 46,760          45,540       47,090      47,320       47,770
Shares used in computing
 diluted net income per
 share/3/                                 49,860          47,190       49,800      49,840       49,740
Shares outstanding at year
 end                                      45,465          45,108       46,351      47,241       47,480
------------------------------------------------------------------------------------------------------

Financial ratios
Current ratio                                1.5             2.0          2.3         2.3          2.7
Return on net revenues/2/                    7.3%            8.4%        16.4%       12.5%        15.3%
Return on average assets/2/                  8.6%            8.2%        17.6%       12.8%        16.3%
Return on average
 stockholders' equity/2/                    15.7%           14.2%        26.4%       18.2%        22.0%
------------------------------------------------------------------------------------------------------

Growth percentages
Net revenues                                24.2%           (7.0%)       17.5%       12.1%        14.8%
Net income/2/                                8.7%          (52.6%)       55.1%       (8.9%)       41.7%
Basic net income per
 share/2/, /3/                               6.6%          (51.1%)       55.0%       (7.7%)       42.9%
Diluted net income per share/2/,
/3/                                          3.4%          (50.0%)       54.4%       (8.8%)       42.0%
------------------------------------------------------------------------------------------------------

/1/ Certain reclassifications have been made to the 1997, 1996, and 1995 amounts presented herein to conform to the 1998 presentation.

/2/ Amounts include the effects of nonrecurring charges of $22.2 million, $4.7 million, and $25.5 million recorded in fiscal years 1998, 1997, and 1995, respectively. Nonrecurring charges consist of charges for purchased in-process research and development from business acquisitions in fiscal years 1998 and 1997. The fiscal year 1995 amount represents a legal judgment against the Company.

/3/ Amounts have been restated to comply with the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share."

/4/ Subsequent to the Securities and Exchange Commission's letter to the AICPA dated September 9, 1998, regarding its views on in-process research and development ("IPR&D"), the Company has re-evaluated its IPR&D charges on the Softdesk, Inc. acquisition, revised the purchase price allocation and restated its financial statements. Amounts for fiscal 1998 have been restated to adjust the allocation of the purchase price of this business combination. The adjustment had the effect of increasing net income (diluted net income per share) by $29,8 million, ($0.60), for the fiscal year ended January 31, 1998.

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

RESTATEMENT OF FINANCIAL STATEMENTS

  On March 31, 1997, Autodesk acquired Softdesk, Inc. ("Softdesk"), a leading supplier of AutoCAD-based applications software for the architecture, engineering, and construction market. The acquisition of Softdesk was accounted for as a business combination using the purchase method of accounting. In accordance with Accounting Principles Board Opinion No. 16, "Accounting for Business Combinations," the cost of the Softdesk acquisition was allocated to the assets acquired and the liabilities assumed (including in-process research and development) based on their estimated fair values using valuation methods believed to be appropriate at the time. The estimated fair value of the in-process research and development of $55.1 million was expensed in the first quarter of fiscal 1998 (the period in which the acquisition was consummated) in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method." Subsequent to the Securities and Exchange Commission's letter to the AICPA dated September 9, 1998, regarding its views on in-process research and development ("IPR&D"), the Company has re-evaluated its IPR&D charges on the Softdesk acquisition, revised the purchase price allocation and restated its financial statements. As a result, Autodesk has made an adjustment to decrease the amount previously expensed as IPR&D by $35.9 million.

  The effect of this adjustment on the previously reported consolidated financial statements as of and for the year ended January 31, 1998 are as follows (in thousands):

                                                           YEAR ENDED
                                                        JANUARY 31, 1998
                                                      --------------------
                                                      AS REPORTED RESTATED
                                                      ----------- --------
Nonrecurring charges.................................   $58,087   $22,187
General and administrative...........................   $83,287   $88,900
Cost of revenues.....................................   $70,858   $71,338
Income from operations...............................   $45,355   $75,162
Net income...........................................   $15,364   $45,171
Basic net income per share...........................   $  0.33   $  0.97
Diluted net income per share.........................   $  0.31   $  0.91

                                                       AS OF JANUARY 31,
                                                              1998
                                                      --------------------
                                                      AS REPORTED RESTATED
                                                      ----------- --------
Purchased technologies and capitalized
 software, net.......................................   $31,553   $33,373
Goodwill, net........................................   $16,995   $44,982
Deferred income taxes (non-current asset)............   $13,782   $13,782
Retained earnings....................................   $19,895   $49,702

                             Results of Operations
-------------------------------------------------------------------------------
  The following table sets forth, as a percentage of net revenues, consolidated statement of income data for the periods indicated. These operating results are not necessarily indicative of results for any future periods.

                                                  Fiscal year ended January 31,
                                                ------------------------------
                                                  1998        1997        1996
-----------------------------------------------------------------------------
Net revenues                                       100%        100%       100%
Costs and expenses:
  Cost of revenues                                  12          13         13
  Marketing and sales                               38          40         34
  Research and development                          20          19         15
  General and administrative                        14          15         14
  Nonrecurring charges                               4           1         --
-----------------------------------------------------------------------------
     Total costs and expenses                       88          88         76
Income from operations                              12          12         24
Interest and other income, net                       1           1          2
-----------------------------------------------------------------------------
Income before income taxes                          13          13         26
Provision for income taxes                           6           5          9
-----------------------------------------------------------------------------
     Net income                                      7%          8%        17%
-----------------------------------------------------------------------------

Net revenues

  Autodesk's consolidated net revenues in fiscal year 1998 were $617.1 million, which represented a 24.2 percent increase from fiscal year 1997 net revenues of $496.7 million. Revenues in the Americas and Europe increased $101.0 million or 54 percent and $19.3 million or 10 percent, respectively, from the prior fiscal year, while remaining flat in Asia Pacific. These increases were due largely to higher sales of AutoCAD(R) software, the Company's flagship product, and significant growth in the Company's market group revenues. The most recent release of AutoCAD software, AutoCAD Release 14 ("AutoCAD R14"), was released in the United States in May 1997 and in most other regions shortly thereafter. Also contributing to the increased revenues in fiscal year 1998 were revenues contributed by Softdesk, Inc., which was acquired by the Company in March 1997. Net revenues in fiscal year 1997 decreased 7 percent from the $534.2 million posted in fiscal year 1996, reflecting primarily slowdowns in the US dealer channel, Germany, Switzerland, and France. The lower fiscal 1997 revenues reflected slowing sales of AutoCAD and AutoCAD update software as the then most recent version of the product, Release 13, entered the end of its product life cycle.

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

General and administrative

  General and administrative expenses include the Company's information systems, finance, human resources, legal, purchasing, and other administrative operations. Fiscal year 1998 general and administrative expenses of $88.9 million increased 20 percent from the $74.3 million recorded in the prior fiscal year, primarily due to higher employee-related costs and amortization expense associated with intangible assets recorded in connection with the acquisition of Softdesk, Inc. Fiscal year 1997 general and administrative expenses decreased 2 percent from fiscal year 1996 spending of $76.1 million reflecting lower professional fees, partially offset by increased expenses to maintain and expand the Company's worldwide information systems. The Company currently expects that general and administrative expenses in the coming year will increase to support spending on infrastructure, including continued investment in Autodesk's worldwide information systems and making any additional corrections to the Company's hardware, software, and products for compliance in the year 2000.

Nonrecurring Charges

  On March 31, 1997, Autodesk issued approximately 2.9 million shares of its common stock for all outstanding shares of Softdesk. Based upon the value of Autodesk stock and options exchanged, the transaction, including transaction costs, was valued at approximately $94 million. In connection with the acquisition, the Company recorded a charge for in-process research and development of $19.2 million, all of which was recorded as a nonrecurring charge in the fiscal quarter ended April 30, 1997. These charges reduced net income for the period by approximately $21.1 million ($0.46 per share on a diluted basis) and reflect the fact the one-time charge for acquired in-process research and development recorded in connection with the Softdesk transaction was not deductible for income tax purposes.

IN-PROCESS TECHNOLOGIES OVERVIEW

  The nature of the efforts required to develop the acquired in-process technology into commercially viable products principally relate to the completion of all planning, designing and testing activities that are necessary to establish that the product or service can be produced to meet its design requirements, including functions, features and technical performance requirements.

  As of the acquisition date, Softdesk had spent a significant amount of research and development effort related to the re-programming of all its existing products to a new ARX technology (AutoCAD Runtime Extension) code base. The new ARX technology is expected to provide significant improvement in the orientation of objects in CAD products. As of the acquisition date, Softdesk had completed improvements of ARX technology in various development projects associated within the following technology categories: (i) AutoCAD-Architectural/Structural, (ii) AutoCAD-Civil, (iii) AutoCAD-Imaging, (iv) AutoCAD-Maintenance, (v) AutoCAD-Productivity, and (vi) AutoCAD-Retail.

  In accordance with SFAS 86, paragraph 38 ("Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed"), "the cost of software purchased to be integrated with another product or process will be capitalized only if technological feasibility was established for the software component and if all research and development activities for the other components of the product or process were completed at the time of the purchase." Although Autodesk purchased a set of professional products from Softdesk, as described above, these products were built on top of AutoCAD Release 13 and AutoCAD Release 12 software; they did not utilize AutoCAD's ObjectARX programming system in any significant way. With this new technology, AutoCAD developers and users could transform ordinary drawing geometry such as lines, arcs, circles, and other entities into "intelligent" custom drawing objects. Commercially shipped Softdesk products, as of the valuation date, were limited to working with the native AutoCAD drafting entities and command set--an environment in which real-world objects were represented by geometric entities that could seldom respond directly to user commands. Higher level entities that represented building elements could be built as groups or collections of geometric entities but these collections were very rigid and did not exhibit intelligent behavior.

  With the relational database and the ObjectARX application programming interface (API) in AutoCAD Release 13 software, objects could "know" their form and function. For example, an ObjectARX-based custom door positioned in a wall will not let itself be placed where it cannot open. In other applications, clicking on a fastener or flange, or a land parcel or topographical feature, can access additional design data in that custom object and trigger operations ranging from a simple on-screen notice to the preparation of a comprehensive spreadsheet. ObjectARX was a significant departure from previous AutoCAD development environments. Programming ObjectARX required a high level of skill in object-oriented programming. Furthermore, development was being done on a new object oriented development platform which did not have significant prior development built on top.

  The first two AEC applications acquired from Softdesk were developed in this new environment. Architectural Desktop and the Land Development desktop, both released in the last half of fiscal year 1999, were developed on top of the Object/ARX environment. The ObjectARX environment provided general mechanisms, but the Softdesk development teams had to adapt these mechanisms specifically for architectural and civil use. A significant amount of effort was undertaken to develop these products in this new environment. They had to draw upon their experience to arrive at object definitions which would function appropriately in their specific markets. In addition, these object definitions had to be general enough that they could be localized to meet the unique needs of the design and construction practices in a variety of international markets. These two products both attempted to move functionality from a "drafting-based" to "model-based" approach. Although some model-based design systems have been attempted in the past, none had been developed on top of a leading design and drafting platform such as AutoCAD. Finally, none had been developed with a tight linkage to the design and drafting functions inherent in a broad platform such as AutoCAD.

  Although the functionality of these products is somewhat similar to previous Softdesk products, there was significant technological risk in developing products in a new, unproven development environment. While such development had been conducted within Autodesk--in the mechanical CAD division (Mechanical Desktop), it had not been successfully done by other companies.

  With respect to the acquired in-process technologies, as previously discussed, the calculations of value were adjusted to reflect the value creation efforts of Softdesk prior to the close of the acquisition. Following are the estimated completion percentages, estimated technology lives and projected introduction dates:

                                             PERCENT  TECHNOLOGY  INTRODUCTION
SOFTDESK IN-PROCESS TECHNOLOGIES            COMPLETED    LIFE         DATES
--------------------------------            --------- ---------- ---------------
AutoCAD Architectural/Structural Modules...     65%    7 years    Sept 98/Jun 97
AutoCAD Civil Modules......................     90%    7 years     May/Jun 97
AutoCAD Imaging Modules....................     75%    5 years     May/Jun 97
AutoCAD Maintenance Modules................     65%    7 years     May/Jun 97
AutoCAD Productivity Modules...............     65%    7 years     May/Jun 97
AutoCAD Retail Modules.....................     70%    7 years       July 97

VALUATION ANALYSIS

 Revenue

  Future revenue estimates were generated from the following product families:
(i) AutoCAD-Architectural/Structural, (ii) AutoCAD-Civil, (iii) AutoCAD-Imaging, (iv) AutoCAD-Maintenance, (v) AutoCAD-Productivity, and (vi) AutoCAD-Retail. Aggregate revenue for Softdesk products was estimated to be less than $30 million for the 10 months ended January 31, 1998. Revenues, including revenues associated with yet-to-be-developed products utilizing the acquired technologies, as well as most of the in-process projects identified in the valuation analysis, were estimated to increase on an annualized basis by more than 250 percent in fiscal year 1999. Thereafter, revenue was estimated to increase at rates ranging from 11 to 17 percent for fiscal years 2000 through 2002, and stabilize at 10 percent for the remainder of the estimation period. Revenue estimates were based on (i) aggregate revenue growth rates for the business as a whole, (ii) individual product revenues, (iii) growth rates for the CAD software market, (iv) the aggregate size of the CAD software market, (v) anticipated product development and introduction schedules, (vi) product sales cycles, and (vii) the estimated life of a product's underlying technology. The estimated product development cycle for the new modules ranged from 6 to 24 months (averaging 12 months).

 Operating expenses

  Operating expenses used in the valuation analysis of Softdesk included (i) cost of goods sold, (ii) general and administrative expense, (iii) marketing and sales expense, and (iv) research and development expense. In developing future expense estimates, it was assumed that the Softdesk operations would be merged into Autodesk's operating structure. Selected operating expense assumptions were based on an evaluation of Autodesk's overall business model, specific product results, including both historical and expected direct expense levels (as appropriate), and an assessment of general industry metrics.

  Cost of revenues. Cost of revenues, expressed as a percentage of revenue, for the developed technology identified in the valuation analysis ranged from approximately 19 percent in fiscal 1998 to approximately 14 percent in fiscal 2002. Cost of revenues, expressed as a percentage of revenue, for the in-process technology ranged from approximately 17 percent in fiscal 1998 to approximately 15 percent in fiscal 2004. Autodesk's cost of revenues was 13 percent for fiscal 1996 and fiscal 1997, and 12 percent for fiscal 1998.

  General and administrative. General and administrative expense, expressed as a percentage of revenue, for the developed technology identified in the valuation analysis, ranged from approximately 6 percent in fiscal 1998 to approximately 7 percent in fiscal 2002. General and administrative expense, expressed as a percentage of revenue, for the in-process technology ranged from approximately 8 percent in fiscal 1998 to approximately 7 percent in fiscal 2002.

  Marketing and sales. Marketing and sales expense, expressed as a percentage of revenue, for the developed technology identified in the valuation ranged from approximately 31 percent in fiscal 1998 to approximately 28 percent in fiscal 2002. Marketing and sales expense, expressed as a percentage of revenue, for the in-process technology ranged from approximately 32 percent in fiscal 1998 to approximately 29 percent in fiscal 2002.

  Research and development. Research and development expenses consist of the costs associated with activities undertaken to correct errors or keep products updated with current information. Maintenance R&D includes all activities undertaken after a product is available for general release to customers to correct errors or keep the product updated with current information. These activities include routine changes and additions. The maintenance R&D expense was estimated to be 2.5 percent of revenue for the developed and in-process technologies throughout the estimation period.

 Effective income tax rate

  The effective income tax rate utilized in the analysis of in-process technology was 36 percent in fiscal year 1998, 34 percent in fiscal year 1999 and in the mid 30 percentage-range--thereafter, which reflects Autodesk's combined federal and state statutory income tax rate, exclusive of nonrecurring charges at the time of the acquisition and estimated for future years.

 Discount rate

  The discount rates selected for developed and in-process technology were 15.0 percent and 20.0 percent, respectively. In the selection of the appropriate discount rates, consideration was given to (i) the Weighted Average Cost of Capital ("WACC") (14.0 percent) and (ii) the Weighted Average Return on Assets (20.0 percent). The discount rate utilized for the in-process technology was determined to be higher than Autodesk's WACC due to the fact that the technology had not yet reached technological feasibility as of the date of valuation. In utilizing a discount rate greater than Autodesk's WACC, management has reflected the risk premium associated with achieving the forecasted cash flows associated with these projects.

COMPARISON TO ACTUAL RESULTS

  To date, the assumptions used in the projections of revenues from in-process technologies and the estimated costs and completion dates for those technologies were reasonable based on factors known at the acquisition date. Actual revenues from in-process technologies have been less than amounts projected in connection with the analysis of the Softdesk acquisition. This shortfall reflects competitive factors related to price, difficulties in developing robust commercial applications in the new ObjectARX environment, functionality and performance in the architecture, the engineering and construction software industry, particularly in regard to localized building services applications. Partially offsetting the variance from management's original revenue projections is a favorable variance in spending such that Autodesk's return on its investment in such technologies, as well as its current and future results of operations and financial position have not been and are not expected to be adversely impacted. However, if the in-process projects contemplated in management's forecast are not successfully developed, future revenue and profitability of Autodesk may be adversely affected. Additionally, the value of other intangible assets acquired from Softdesk may become impaired.

Other nonrecurring charges

  Nonrecurring charges in fiscal year 1998 also included charges for purchased in-process research and development associated with Autodesk's licensing of 3D/Eye technology ($3.0 million) in fiscal year 1998 and Autodesk's acquisitions of Teleos Research ($3.2 million) and Argus Technologies, Inc. ($1.5 million) in fiscal year 1997. For additional information, see "Business Combinations" in Note 1 of the Autodesk Consolidated Financial Statements.

  As discussed in Note 4 to the Autodesk Consolidated Financial Statements, a $25.5 million judgment was entered against Autodesk in fiscal year 1995 on a claim of trade secret misappropriation brought by Vermont Microsystems, Inc. ("VMI"). Autodesk recorded this nonrecurring charge in the fourth quarter of fiscal year 1995. Autodesk appealed and a reduced judgment was entered against Autodesk in February 1998 in the amount of $7.8 million. Because the case is still subject to post-judgment motions and appeals, Auotdesk has not reflected the reduction of damages in its consolidated financial statements.

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

Provision for income taxes

  Autodesk's effective income tax rate, excluding one-time charges for acquired in-process research and development associated with the March 1997 acquisition of Softdesk and fiscal year 1997 acquisitions, was 38.0 percent in fiscal year 1998 compared to 35.5 percent and 36.5 percent in fiscal years 1997 and 1996, respectively. The increase in the effective income tax rate in fiscal year 1998 compared to fiscal year 1997 was principally due to the amortization of certain intangible assets not deductible for tax purposes and foreign earnings which are taxed at rates different than the U.S. statutory rate. The decrease in the tax rate between fiscal years 1997 and 1996 was due largely to a decrease in the Company's effective state income tax rate. See Note 3 to the consolidated financial statements for an analysis of the differences between the U.S. statutory and the effective income tax rates.

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

Comprehensive income

  As of February 1, 1998, the Company adopted Financial Accounting Standards Board Statement No. 130, "Reporting Comprehensive Income," which establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net income or stockholders' equity. Statement 130 requires unrealized gains or losses on the Company's available-for-sale securities and the foreign currency translation adjustments, which prior to adoption were reported separately in stockholders' equity, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of Statement 130. For further discussion, see Note 1 to the Consolidated Financial Statements.

Recently issued accounting standards

  In June 1997,
the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which establishes standards for the way public business enterprises report information in annual statements and interim financial reports regarding operating segments, products and services, geographic areas, and major customers. SFAS 131 will first be reflected in the Company's fiscal year 1999 Annual Report and will apply to both annual and interim financial reporting subsequent to this date. The Company is currently evaluating the impact of SFAS 131 on its financial disclosures.

  In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The Statement requires Autodesk to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. SFAS 133 is effective as of the beginning of Autodesk's fiscal year 2001. Autodesk is currently evaluating the impact of SFAS 133 on its financial statements and related disclousres.

  In October 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"), which supersedes SOP 91-1. SOP 97-2 will be effective beginning in fiscal year 1999. In March 1998, the AICPA issued Statement of Position 98-4 ("SOP 98-4"), which amends certain provisions of SOP 97-2. The Company believes it is in compliance with the provisions of SOP 97-2 as amended by SOP 98-4. However, detailed implementation guidelines for this standard have not been issued. Once issued, such guidance could lead to unanticipated changes in the Company's current revenue recognition practices and such changes could be material to the Company's results of operations. In December 1998, the AICPA issued Statement of Position 98-9, which amends certain provisions of SOP 97-2 and extends the deferral of the application of certain passages of SOP 97-2 provided by SOP 98-4 until the beginning of Autodesk's fiscal year 2000. Autodesk is currently evaluating the impact of SOP 98-9 on its financial statements and related disclosures.

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

Competition

  The software industry has limited barriers to entry, and the availability of desktop computers with continually expanding capabilities at progressively lower prices contributes to the ease of market entry. Because of these and other factors, competitive conditions in the industry are likely to intensify in the future. Increased competition could result in price reductions, reduced revenues and profit margins, and loss of market share, any of which could adversely affect Autodesk's business, consolidated results of operations, and financial condition. The design software market in particular is characterized by vigorous competition in each of the vertical markets in which Autodesk competes, both by entry of competitors with innovative technologies and by consolidation of companies with complementary products and technologies.

  The AEC family of products competes directly with software offered by companies such as Bentley Systems, Inc. ("Bentley"); Computervision Corporation (a subsidiary of Parametric Technologies, Inc.) ("Computervision"); CADAM Systems Company, Inc.; Diehl Graphsoft, Inc.; EaglePoint Software; International Microcomputer Software, Inc. ("IMSI"); Intergraph Corporation; Ketiv Technologies; Nemetschek Systems, Inc.; and Visio Corporation ("Visio"). The Companys MCAD products compete with products offered by Bentley; Visionary Design Systems; Hewlett-Packard Corporation; Parametric Technologies, Inc.; Structural Dynamics Research Corporation; Unigraphics; Computervision; Dassault System's ("Dassault"); Solidworks Corporation (a subsidiary of Dassault); and Baystate Technologies, Inc. The Company's GIS Market Group faces competition from Bentley; Intergraph; MapInfo Corporation; Earth Sciences Research Institute ("ESRI"); and MCI Systemhouse. Kinetix product offerings compete with products offered by other multimedia companies such as Adobe Systems Inc.; Macromedia, Inc.; Microsoft Corporation and Silicon Graphics, Inc. The Personal Solutions Group family of products competes with Broderbund Software, Inc.; IMSI; Visio; and Micrografx Inc. Certain of the competitors of the Company have greater financial, technical, sales and marketing, and other resources than the Company.

  Autodesk believes that the principal factors affecting competition in its markets are product reliability, performance, range of useful features, continuing product enhancements, reputation, price and training. In addition, the availability of third-party application software is a competitive factor within the CAD market. Autodesk believes that it competes favorably in these areas and that its competitive position will depend, in part, upon its continued ability to enhance existing products, and to develop and market new products.

  In April 1998, the Company received notice that the Federal Trade Commission ("FTC") has undertaken a nonpublic investigation to determine whether Autodesk or others have engaged in or are engaging in unfair methods of competition. The FTC has not made any claims or allegations regarding the Company's current business practices or policies, nor have any charges been filed. Autodesk intends to cooperate fully with the FTC in its inquiry. The Company does not believe that the investigation will have a material impact on its business or results of operations.

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

  In April 1998, the Company received notice that the Federal Trade Commission ("FTC") has undertaken a nonpublic investigation to determine whether Autodesk or others have engaged in or are engaging in unfair methods of competition. The FTC has not made any claims or allegations regarding the Company's current business practices or policies, nor have any charges been filed. Autodesk intends to cooperate fully with the FTC in its inquiry. The Company does not believe that the investigation will have a material impact on its business or results of operations.

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

  The Company believes that its future results will depend largely upon its ability to offer products that compete favorably with respect to reliability, performance, ease of use, range of useful features, continuing product enhancements, reputation, price and training. Delays or difficulties may result in the delay or cancellation of planned development projects, and could have a material and adverse effect on the Company's business and consolidated results of operations. Further, increased competition in the market for design, mapping, or multimedia software products could also have a negative impact on the Company's business and consolidated results of operations. More specifically, gross margins may be adversely affected if sales of low-end CAD products, which historically have had lower margins, grow at a faster rate than the Company's higher-margin products.

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

During fiscal year 1998, changes in exchange rates from the same period of the prior fiscal year adversely impacted revenues, principally due to changes in the Japanese yen and the German mark. As more fully described in Note 2 to the consolidated financial statements, the Company's risk management strategy uses derivative financial instruments in the form of forward foreign exchange contracts for the purpose of hedging foreign currency market exposures of underlying assets, liabilities, and other obligations which exist as a part of its ongoing business operations. The Company does not enter into derivative contracts for the purpose of trading or speculative transactions. The Company's international results may also be impacted by general economic and political conditions in these foreign markets. Autodesk's international results have been impacted by recent unfavorable economic and political conditions in the Asian markets. There can be no assurance that the economic crisis and currency issues currently being experienced will not have a material adverse effect on the Company's future international operations and, consequently, on the Company's business and consolidated results of operations.

Dependence on distribution channels

  The Company sells its software products primarily to distributors and resellers (value-added resellers, or "VARs"). Autodesk's ability to effectively distribute products depends in part upon the financial and business condition of its VAR network. Although the Company has not to date experienced any material problems with its VAR network, computer software dealers and distributors are typically not highly capitalized and have experienced difficulties during times of economic contraction and may do so in the future. While no single customer accounted for more than 10 percent of the Company's consolidated revenues in fiscal years 1998, 1997, or 1996, the loss of or a significant reduction in business with any one of the Company's major international distributors or large US resellers could have a material adverse effect on the Company's business and consolidated results of operations in future periods. Autodesk's largest international distributor is Computer 2000 AG in Germany. Autodesk's largest resellers in the United States are Avatech, Advanced Enterprise Solutions and Integrated Systems Technologies.

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

  In addition to correcting the business and operating systems used by the Company in the ordinary course of business as described above, the Company has also reviewed all products it currently produces internally for sale to third parties to determine compliance of its products. Products currently sold either have been found to be substantially compliant or are currently being tested for compliance. However, many Autodesk/R/ products run on computer hardware and operating systems produced and sold by third-party vendors. There can be no assurance that these computer hardware and operating systems will be converted in a timely manner, and any failure in this regard may cause Autodesk products not to function as designed. Any future costs associated with ensuring that the Company's products are compliant with the year 2000 are not expected to have a material impact on the Company's results of operations or financial position. The Company anticipates that all compliance procedures will be completed before the beginning of the Company's fiscal year 2000, which begins February 1, 1999.

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

  The Company's principal commitments at January 31, 1998, consisted of obligations under operating leases for facilities. For additional information, see Note 5 to the consolidated financial statements. Autodesk believes that its existing cash, cash equivalents, marketable securities, available line of credit, and cash generated from operations will be sufficient to satisfy its currently anticipated cash requirements for fiscal year 1999.

  Longer-term cash requirements, other than normal operating expenses, are anticipated for development of new software products and enhancement of existing products; financing anticipated growth; dividend payments; repurchases of the Company's common stock; and the acquisition of businesses, software products, or technologies complementary to the Company's business. The Company believes that its existing cash, cash equivalents, marketable securities, available line of credit, and cash generated from operations will be sufficient to satisfy its currently anticipated longer-term cash requirements.

Consolidated Statement of Income

                                                                  Fiscal year ended January 31,
                                                              -----------------------------------
(In thousands, except per share data)                         1998           1997            1996
---------------------------------------------------------------------------------------------------
                                                         Restated
Revenues                                                $   632,358      $ 509,630        $ 546,884
Direct commissions                                           15,232         12,937           12,717

---------------------------------------------------------------------------------------------------

Net revenues                                                617,126        496,693          534,167
Costs and expenses:
 Cost of revenues                                            71,338         64,217           66,812
 Marketing and sales                                        237,107        199,939          183,550
 Research and development                                   122,432         93,702           78,678
 General and administrative                                  88,900         74,280           76,100
 Nonrecurring charges                                        22,187          4,738               --

---------------------------------------------------------------------------------------------------

  Total costs and expenses                                  541,964        436,876          405,140

---------------------------------------------------------------------------------------------------

Income from operations                                       75,162         59,817          129,027
Interest and other income, net                                9,644          6,695            9,253

---------------------------------------------------------------------------------------------------

Income before income taxes                                   84,806         66,512          138,280
Provision for income taxes                                   39,635         24,941           50,492

---------------------------------------------------------------------------------------------------

Net income                                              $    45,171      $  41,571        $  87,788

---------------------------------------------------------------------------------------------------

Basic net income per share                              $      0.97      $    0.91        $    1.86

---------------------------------------------------------------------------------------------------

Diluted net income per share                            $      0.91      $    0.88        $    1.76

---------------------------------------------------------------------------------------------------

Shares used in computing basic net income per share          46,760         45,540           47,090

---------------------------------------------------------------------------------------------------

Shares used in computing diluted net income per share        49,860         47,190           49,800

---------------------------------------------------------------------------------------------------

See accompanying notes.

Consolidated Balance Sheet

                                                                                                                 January 31,
                                                                                                                 -----------
(In thousands)                                                                                               1998          1997
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                          Restated
Assets
Current assets:
 Cash and cash equivalents                                                                                $  96,089     $  64,814
 Marketable securities                                                                                      100,399       117,971
 Accounts receivable, net of allowance for doubtful accounts of $7,136 ($6,635 in 1997)                      60,856        68,577
 Inventories                                                                                                  7,351         7,340
 Deferred income taxes                                                                                       27,577        22,759
 Prepaid expenses and other current assets                                                                   15,430        16,210
---------------------------------------------------------------------------------------------------------------------------------
  Total current assets                                                                                      307,702       297,671
Marketable securities, including a restricted balance of $18,000 ($28,000 in 1997)                          104,831       103,523
Computer equipment, furniture, and leasehold improvements:
 Computer equipment and furniture                                                                           117,434       103,903
 Leasehold improvements                                                                                      20,505        17,818
 Accumulated depreciation                                                                                   (98,800)      (77,671)
---------------------------------------------------------------------------------------------------------------------------------
  Net computer equipment, furniture, and leasehold improvements                                              39,139        44,050
Purchased technologies and capitalized software, net of
 accumulated amortization
 of $31,400 ($18,700 in 1997)                                                                                33,373        15,916
Goodwill                                                                                                     44,982         6,470
Deferred income taxes                                                                                        13,782        12,857
Other assets                                                                                                 19,681        11,746
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                          $ 563,490     $ 492,233
---------------------------------------------------------------------------------------------------------------------------------
Liabilities and stockholders' equity
Current liabilities:
    Accounts payable                                                                                      $  26,417     $  24,557
    Accrued compensation                                                                                     34,962        18,099
    Accrued income taxes                                                                                     76,465        75,061
    Deferred revenues                                                                                        18,934         3,141
    Other accrued liabilities                                                                                42,709        29,313
---------------------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                                              199,487       150,171
Deferred income taxes                                                                                           481         2,974
Litigation accrual                                                                                           29,328        29,328
Other liabilities                                                                                             1,255         1,646
Commitments and contingencies
Put warrants                                                                                                     --        64,500
Stockholders' equity:
   Common stock, $0.01 par value; 100,000 shares authorized,
    45,465 issued and
     outstanding (45,108 in 1997)                                                                           299,315       147,091
    Accumulated other comprehensive income                                                                  (16,078)       (9,849)
    Retained earnings                                                                                        49,702       106,372
---------------------------------------------------------------------------------------------------------------------------------
     Total stockholders' equity                                                                             332,939       243,614
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                          $ 563,490     $ 492,233
---------------------------------------------------------------------------------------------------------------------------------

  See accompanying notes.

Consolidated Statements of Cash Flows

                                                                                           Fiscal year ended January 31,
                                                                                          -------------------------------
(In thousands)                                                                            1998          1997           1996
-------------------------------------------------------------------------------------------------------------------------------
                                                                                      Restated
Operating activities
Net income                                                                          $    45,171      $  41,571        $  87,788
Adjustments to reconcile net income to net cash provided by
  operating activities:
    Depreciation and amortization                                                        49,947         34,833           25,247
    Charge for acquired in-process research and development                              22,187          4,738               --
    Changes in operating assets and liabilities, net of business combinations:
       Accounts receivable                                                                8,829         25,365           (7,579)
       Inventories                                                                          534          2,345           (3,850)
       Deferred income taxes                                                            (10,947)          (785)          (4,567)
       Prepaid expenses and other current assets                                          1,501            890           (6,443)
       Accounts payable and accrued liabilities                                          40,125         (4,318)           3,721
       Accrued income taxes                                                               1,265          9,544           12,315
-------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                               158,612        114,183          106,632
-------------------------------------------------------------------------------------------------------------------------------
Investing activities
Purchases of available-for-sale marketable securities                                (1,102,015)      (683,550)        (224,655)
Maturities of available-for-sale marketable securities                                1,126,174        604,727          141,893
Purchase of computer equipment, furniture, and leasehold improvements                   (15,000)       (17,409)         (16,306)
Business combinations, net of cash acquired                                              (5,766)        (9,908)          (7,194)
Purchases of software technologies and capitalization of software costs                 (19,833)          (995)          (1,409)
Other                                                                                       (36)        (3,407)           3,083
-------------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                                   (16,476)      (110,542)        (104,588)
-------------------------------------------------------------------------------------------------------------------------------
Financing activities
Proceeds from issuance of common stock                                                   80,059         23,307           46,424
Repurchase of common stock                                                             (174,907)       (67,269)        (107,976)
Dividends paid                                                                          (11,290)       (10,879)         (11,184)
-------------------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                                  (106,138)       (54,841)         (72,736)
-------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                  (4,723)       (13,291)           4,959
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                     31,275        (64,491)         (65,733)
Cash and cash equivalents at beginning of year                                           64,814        129,305          195,038
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                            $    96,089      $  64,814        $ 129,305
-------------------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of noncash investing and financing activities:
Common stock issued in connection with the acquisition of Softdesk                  $    92,021      $      --        $      --

  See accompanying notes.

  Consolidated Statement of Stockholders' Equity

                                      Three-year period ended January 31, 1998
                         ----------------------------------------------------------------------
                                                          Accumulated
                          Common Stock                       Other                    Total
                         ----------------  Comprehensive Comprehensive Retained   Stockholders'
                         Shares   Amount      Income        Income     Earnings      Equity
                         ------  --------  ------------- ------------- ---------  -------------
Balances, January 31,
 1995................... 47,241  $100,870                  $  7,303    $ 215,311    $ 323,484
Common shares issued
 under stock option and
 stock purchase plans...  1,781    35,712                                              35,712
Tax effect of stock
 options................           10,712                                              10,712
Comprehensive income:
 Net income.............                     $ 87,788                     87,788       87,788
                                             --------
 Other comprehensive
  income, net of tax:
  Unrealized gains on
   available-for-sale
   securities, net of
   reclassification
   adjustments..........                          888                                     888
  Foreign currency
   translation
   adjustment...........                        2,904                                   2,904
                                             --------
 Other comprehensive
  income................                        3,792         3,792
                                             --------
Comprehensive income....                     $ 91,580
                                             ========
Dividends paid..........                                                 (11,184)     (11,184)
Repurchase of common
 shares................. (2,671)   (6,529)                              (101,447)    (107,976)
                         ------  --------                  --------    ---------    ---------
Balances, January 31,
 1996................... 46,351   140,765                    11,095      190,468      342,328
Common shares issued
 under stock option and
 stock purchase plans...    974    20,729                                              20,729
Tax effect of stock
 options................            2,578                                               2,578
Reclassification of put
 warrants...............           (9,870)                               (54,630)     (64,500)
Comprehensive income:
 Net income.............                       41,571                     41,571       41,571
                                             --------
 Other comprehensive
  loss, net of tax:
  Unrealized losses on
   available-for-sale
   securities, net of
   reclassification
   adjustments..........                         (426)                                   (426)
  Foreign currency
   translation
   adjustment...........                      (20,518)                                (20,518)
                                             --------
 Other comprehensive
  income................                      (20,944)      (20,944)
                                             --------
Comprehensive income....                     $ 20,627
                                             ========
Dividends paid..........                                                 (10,879)     (10,879)

Repurchase of common
 shares................. (2,217)   (7,111)                               (60,158)     (67,269)
                         ------  --------                  --------    ---------    ---------
Balances, January 31,
 1997................... 45,108   147,091                    (9,849)     106,372      243,614
Common shares issued
 under stock option and
 stock purchase plans...  2,790    63,829                                              63,829
Tax effect of stock
 options................           16,230                                              16,230
Reclassification of put
 warrants...............            9,870                                 54,630       64,500
Shares issued in
 connection with
 business combination...  2,900    92,021                                              92,021
Comprehensive income:
 Net income (restated)..                       45,171                     45,171       45,171
                                             --------
 Other comprehensive
  income (loss), net of
  tax:
  Unrealized gains on
   available-for-sale
   securities, net of
   reclassification
   adjustments..........                          362                                     362
  Foreign currency
   translation
   adjustment...........                       (6,591)                                 (6,591)
                                             --------
 Other comprehensive
  income................                       (6,229)       (6,229)
                                             --------
Comprehensive income
 (restated).............                     $ 38,942
                                             ========
Dividends paid..........                                                 (11,290)     (11,290)
Repurchase of common
 shares................. (5,333)  (29,726)                              (145,181)    (174,907)
                         ------  --------                  --------    ---------    ---------
Balances, January 31,
 1998 (restated)........ 45,465  $299,315                  $(16,078)   $  49,702    $ 332,939
                         ======  ========                  ========    =========    =========

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

Restatement of Financial Statements

  As described later in this footnote, the acquisition of Softdesk, Inc. ("Softdesk") was accounted for as a business combination using the purchase method of accounting. In accordance with Accounting Principles Board Opinion No. 16, "Accounting for Business Combinations," the cost of the Softdesk acquisition was allocated to the assets acquired and the liabilities assumed (including in-process research and development) based on their estimated fair values using valuation methods believed to be appropriate at the time. The estimated fair value of the in-process research and development of $55.1 million was expensed in the first quarter of fiscal 1998 (the period in which the acquisition was consummated) in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method." Subsequent to the Securities and Exchange Commission's letter to the AICPA dated September 9, 1998, regarding its views on in-process research and development ("IPR&D"), the Company has re-evaluated its IPR&D charges on the Softdesk acquisition, revised the purchase price allocation and restated its financial statements. As a result, Autodesk has made adjustments to decrease the amount previously expensed as IPR&D and increase the amount capitalized as goodwill and other intangibles relating to the Softdesk acquisition by $35.9 million.

  The effect of this adjustment on previously reported consolidated financial statements as of and for the year ended January 31, 1998 is as follows (in thousands):

                                                         As Reported As Restated
                                                         ----------- -----------
Nonrecurring charges....................................   $58,087     $22,187
General and administrative..............................    83,287      88,900
Income from operations..................................    45,355      75,162
Net income..............................................    15,364      45,171
Basic net income per share..............................     $0.33       $0.97
Diluted net income per share............................     $0.31       $0.91
Purchased technologies and capitalized software, net....    31,553      33,373
Goodwill, net...........................................    16,995      44,982
Retained earnings.......................................    19,895      49,702

Principles of consolidation

  The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to the 1996 and 1997 consolidated financial statements to conform to the 1998 presentation.

  The asset and liability accounts of foreign subsidiaries are translated from their respective functional currencies at the rates in effect at the balance sheet date, and revenue and expense accounts are translated at weighted average rates during the period. Foreign currency translation adjustments are reflected within accumulated other comprehensive income, a component of stockholders' equity. Gains (losses) resulting from foreign currency transactions, which are included in interest and other income, were ($68,000), ($197,000), and $554,000 in fiscal years 1998, 1997, and 1996, respectively.

Business combinations

  On March 31, 1997, the Company exchanged 2.9 million shares of its common stock for all of the outstanding stock of Softdesk, Inc. ("Softdesk"). Softdesk is a leading supplier of AutoCAD-based applications software for the architecture, engineering, and construction market. Based on the value of Autodesk stock and options exchanged, the transaction, including transaction costs, was valued at approximately $94.1 million.

  The purchase consideration was allocated to the acquired assets and assumed liabilities based on fair values as follows:

     (in thousands)
     Accounts receivables and other current assets................... $ 15,600
     Net fixed assets................................................    3,200
     Other long term assets..........................................    4,000
     Purchased in-process research and development charged to
      operations in the quarter ended April 30, 1997.................   19,200
     Purchased technologies and other intangible assets..............   15,900
     Goodwill........................................................   48,000
     Liabilities assumed.............................................   (7,800)
     Deferred tax liability..........................................   (4,000)
                                                                      --------
       Total purchase consideration.................................. $ 94,100
                                                                      ========

  Purchased In-Process Research and Development. Management estimated that $19.2 million of the purchase price represented purchased in-process technology that had not yet reached technological feasibility and had no alternative future use. Accordingly, this amount was expensed in the second quarter of the current fiscal year following consummation of the acquisition. The value assigned to purchased in-process technology was determined by identifying research projects in areas for which technological feasibility had not been achieved. The value was determined by estimating the costs to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows from such projects, and discounting the net cash flows back to their present value. The discount rate included a factor that took into account the uncertainty surrounding the successful development of the purchased in-process technology projects.

  Purchased Technology. To determine the value of the purchased technology ($9.2 million), the expected future cash flows of the existing developed technologies were discounted taking into account the characteristics and applications of the product, the size of existing markets, growth rates of existing and future markets as well as an evaluation of past and anticipated product-life cycles.

  In the first quarter of fiscal year 1998, the Company also acquired certain assets of and licensed technology from 3D/Eye for $5.8 million. Of the total cost, $3.0 million represented the value of in-process research and development that had not yet reached technological feasibility and had no alternative future use and was charged to operations.

  During fiscal year 1997 the Company acquired certain businesses for an aggregate of $9.9 million. Included in these acquisitions were the purchases of assets from Creative Imaging Technologies, Inc. ("CIT"), CadZooks, Inc., Argus Technologies, Inc. ("Argus"), as well as the outstanding stock of Teleos Research ("Teleos"). The purchase consideration was allocated to the acquired assets and assumed liabilities based on fair values as follows:

     (in thousands)
     Accounts receivable and other current assets..................... $   225
     Net fixed assets.................................................     243
     Other long term assets...........................................      37
     Purchased in-process research and development charged to
      operations in fiscal year 1997..................................   4,738
     Purchased technologies and other intangible assets...............   3,213
     Goodwill.........................................................   2,528
     Liabilities assumed..............................................  (1,077)
                                                                       -------
                                                                       $ 9,907
                                                                       =======

  Amortization of these purchased technologies and other intangibles is provided on a straight-line basis over the respective useful lives of the assets ranging from three to seven years. The operating results of these acquisitions, which have not been material in relation to those of Autodesk, have been included in the consolidated financial statements from the respective acquisition dates.

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

Purchased technologies and capitalized software

  Costs incurred in the initial design phase of software development are expensed as incurred. Once the point of technological feasibility is reached, production costs (programming and testing) are capitalized. Certain acquired software-technology rights are also capitalized. Capitalized software costs are amortized ratably as revenues are recognized, but not less than on a straight-line basis over two- to seven-year periods. Amortization expense was $13,148,000, $9,563,000, and $11,765,000 in fiscal years 1998, 1997, and 1996, respectively. The actual lives of the Company's purchased technologies or capitalized software may differ from the Company's estimates, and such differences could cause carrying amounts of these assets to be reduced materially.

Other assets and goodwill

  Amortization of purchased intangibles and goodwill is provided on a straight-line basis over the respective useful lives of the assets, which range from three to ten years. Accumulated amortization was $28,169,000 and $14,293,000 in fiscal years 1998 and 1997, respectively. The Company evaluates the realizability and the related periods of amortization of these assets on a regular basis. Amortization expense was $13,923,000 and $4,018,000 in fiscal years 1998 and 1997, respectively. (The Company did not incur amortization expense in fiscal year 1996.)

Employee stock compensation

  The Company accounts for its employee stock plans under the intrinsic-value-based method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

Revenue recognition

  Autodesk's revenue recognition policy is in compliance with the provisions of the American Institute of Certified Public Accountants' Statement of Position 91-1, "Software Revenue Recognition" ("SOP 91-1"). Revenue from resellers and distributors is recognized at the time of shipment to these parties, provided that no significant vendor obligations exist and collection of the resulting receivable is deemed probable. A portion of revenues related to certain customer consulting and training obligations is deferred, while costs associated with certain postsale customer obligations are accrued.

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

                                                                        Fiscal Year Ending January 31,
                                                                        ------------------------------
(In thousands)                                                              1998      1997      1996
------------------------------------------------------------------------------------------------------
Numerator:                                                                 Restated
  Numerator for basic and diluted net income per share--net income         $45,171  $41,571   $87,788
------------------------------------------------------------------------------------------------------
Denominator:
  Denominator for basic net income per share--weighted average shares       46,760    45,540    47,090
  Effect of dilutive common stock options                                    3,100     1,650     2,710
------------------------------------------------------------------------------------------------------
Denominator for diluted net income per share                                49,860    47,190    49,800
------------------------------------------------------------------------------------------------------

  The Company has restated all prior year amounts to comply with this standard. See Note 8 to see related quarterly financial data amounts, as restated.

 Comprehensive Income

  As of February 1, 1998, the Company adopted Financial Accounting Standards Board Statement No. 130, "Reporting Comprehensive Income," which establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net income or stockholders' equity. Statement 130 requires unrealized gains or losses on the Company's available-for-sale securities and the foreign currency translation adjustments, which prior to adoption were reported separately in stockholders' equity, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of Statement 130.

  The components of total accumulated other comprehensive income in the balance sheet are as follows:

                                                               January 31,
                                                            ------------------
                                                              1998      1997
                                                            --------  --------
   (In thousands)
   Unrealized gains on available for sale securities, net
    of tax................................................. $    577  $    215
   Foreign currency translation adjustment.................  (16,655)  (10,064)
                                                            --------  --------
     Total accumulated other comprehensive income.......... $(16,078) $ (9,849)
                                                            ========  ========

  The related income tax effect allocated to each component of other comprehensive income are as follows:

                                                  Amount   Income Tax  Amount
                                                  Before   (Expense)   Net of
                                                  Taxes     Benefit    Taxes
                                                 --------  ---------- --------
                                                        (In Thousands)
   Fiscal Year 1998
   Net unrealized gains on available-for-sale
    securities.................................. $    565    $(203)   $    362
   Foreign currency translation adjustments.....   (6,591)     --       (6,591)
                                                 --------    -----    --------
       Total other comprehensive loss........... $ (6,026)   $(203)   $ (6,229)
                                                 ========    =====    ========
   Fiscal Year 1997
   Net unrealized losses on available-for-sale
    securities.................................. $   (660)   $ 234    $   (426)
   Foreign currency translation adjustments.....  (20,518)     --      (20,518)
                                                 --------    -----    --------
       Total other comprehensive loss........... $(21,178)   $ 234    $(20,944)
                                                 ========    =====    ========
   Fiscal Year 1996
   Net unrealized gains on available-for-sale
    securities.................................. $  1,398    $(510)   $    888
   Foreign currency translation adjustments.....    2,904      --        2,904
                                                 --------    -----    --------
       Total other comprehensive income......... $  4,302    $(510)   $  3,792
                                                 ========    =====    ========

Recently issued accounting standards

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which establishes standards for the way public business enterprises report information in annual statements and interim financial reports regarding operating segments, products and services, geographic areas, and major customers. SFAS 131 will first be reflected in the Company's fiscal year 1999 Annual Report and will apply to both annual and interim financial reporting subsequent to this date. The Company is currently evaluating the impact of SFAS 131 on its financial disclosures.

  In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement requires Autodesk to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. SFAS 133 is effective as of the beginning of Autodesk's fiscal year 2001. Autodesk is currently evaluating the impact of SFAS 133 on its financial statements and related disclosures.

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

  In December 1998, the AICPA issued Statement of Position 98-9, which amends certain provisions of SOP 97-2 and extends the deferral of the application of certain passages of SOP 97-2 provided by SOP 98-4 until the beginning of Autodesk's fiscal year 2000. Autodesk is currently evaluating the impact of SOP 98-9 on its financial statements and related disclosures.

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
----------------------------------------------------------------------------------------------------------------------------------

  The principal reasons that the aggregate income tax provisions differ from the US statutory rate of 35 percent are as follows:

                                                                                                     Fiscal year ended January 31,
                                                                                                     -----------------------------
(In thousands)                                                                                        1998       1997       1996
----------------------------------------------------------------------------------------------------------------------------------
Income tax provision at statutory rate                                                              $29,682    $23,279    $48,398
Foreign income taxed at rates different from the US statutory rate                                   (1,005)    (1,644)    (7,863)
State income taxes, net of federal benefit                                                            2,727      2,371      8,616
Tax-exempt interest                                                                                  (2,031)    (1,348)    (1,668)
Acquired in-process research and development                                                          6,720      1,130         --
Goodwill amortization                                                                                 3,597        695        723
Other                                                                                                   (55)       458      2,286
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    $39,635    $24,941    $50,492
----------------------------------------------------------------------------------------------------------------------------------
  Significant sources of the Company's deferred tax assets and liabilities are as follows:
                                                                                                                January 31,
                                                                                                                -----------
(In thousands)                                                                                                1998       1997
----------------------------------------------------------------------------------------------------------------------------------
Accrued state income taxes                                                                                 $ 5,667    $ 5,562
Accrued legal judgment, including accrued interest                                                          13,863     13,822
Reserves for product returns and bad debts                                                                   9,728      7,864
Accrued compensation and benefits                                                                            3,809      2,950
Purchased technology and capitalized software                                                               11,079      6,270
Unremitted earnings of certain subsidiaries                                                                 (6,018)    (6,018)
Other, net                                                                                                   2,750      2,192
----------------------------------------------------------------------------------------------------------------------------------
  Net deferred tax assets                                                                                  $40,878    $32,642
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

  For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net income for fiscal years 1998, 1997, and 1996 was $7,868,000, $15,343,000, and $77,952,000, respectively. Pro forma basic net income per share was $0.17, $0.34, and $1.66 in fiscal years 1998, 1997, and 1996, respectively. In fiscal years 1998, 1997, and 1996, pro forma diluted net income per share was $0.16, $0.30, and $1.52, respectively.

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

  In September 1996, the Company sold put warrants to an investment bank that entitle the holder of the warrants to sell 3 million shares of common stock to the Company at $21.50 per share. Additionally, the Company purchased call options from the same independent third party that entitled the Company to buy 2 million shares of its common stock at $25.50 per share. The premiums received with respect to the equity options totaled $8.1 million and equaled the premiums paid. Consequently, there was no exchange of cash. At any given date, the amounts potentially subject to market risk are generally limited to the amount by which the per share price of the put warrants exceeds the market value of Autodesk's common stock. On January 31, 1997, the per share trading price of Autodesk's common stock was $31.63 which exceeded the per share exercise price of the put warrants which was $21.50. The Company exercised the call options, repurchasing 2,000,000 shares of its common stock during the third quarter of fiscal year 1998 for $51 million. The put warrants expired unexercised in September 1997 and were reclassified from put warrants to stockholders' equity during the third quarter of fiscal year 1998.

  In December 1997, the Company sold put warrants to an independent third party that entitled the holder of the warrants to sell 1.5 million shares of common stock to the Company at $38.12 per share. Additionally, the Company purchased call options from the same independent third party that entitle the Company to buy 1 million shares at $39.88 per share. The premiums received with respect to the equity options totaled $4.5 million and equaled the premiums paid. Consequently, there was no exchange of cash. At any given date, the amounts potentially subject to market risk are generally limited to the amount by which the per share price of the put warrants exceeds the market value of Autodesk's common stock. On January 31, 1998, the per share trading price of Autodesk's common stock was $38.63 which exceeded the per share exercise price of the put warrants which was $38.12. The outstanding put warrants at January 31, 1998, permitted a net share settlement at the Company's option. As a result, the transaction did not result in a put warrant liability on the consolidated balance sheet.

              Note 8. Quarterly Financial Information (Unaudited)

  Summarized quarterly financial information for fiscal years 1998, 1997, and 1996 are noted below:

  The quarterly information for Fiscal 1998 have been restated to reflect the adjustment described at Note 1.

                                       1st Quarter 2nd Quarter 3rd Quarter 4th Quarter Fiscal Year
                                       As Reported As Reported As Reported As Reported As Reported
                                       ----------- ----------- ----------- ----------- -----------
                                                  (in thousands, except per share data)
Fiscal year 1998
 Net revenues                           $118,984    $154,096    $162,195    $181,851    $617,126
 Gross margin                            102,943     135,371     144,683     163,271     546,268
 Income (loss) from operations           (53,796)     25,469      30,126      43,556      45,355
 Net income (loss)                       (52,745)     17,835      20,956      29,318      15,364
 Basic net income (loss)
  per share                                (1.15)       0.37        0.44        0.64        0.33
 Diluted net income
  (loss) per share                         (1.15)       0.34        0.41        0.60        0.31
                                        1st Quarter 2nd Quarter 3rd Quarter 4th Quarter Fiscal Year
                                        Restated    Restated    Restated    Restated    Restated
                                        ----------- ----------- ----------- ----------- -----------
Fiscal year 1998
 Net revenues                            $118,984    $154,096    $162,195    $181,851    $617,126
 Gross margin                             102,895     135,227     144,539     163,127     545,788
 Income (loss) from operations            (18,488)     23,624      28,298      41,728      75,162
 Net income (loss)                        (17,437)     15,990      19,128      27,490      45,171
 Basic net income (loss)
  per share                                 (0.38)       0.33        0.41        0.60        0.97
 Diluted net income
  (loss) per share                          (0.38)       0.31        0.37        0.56        0.91

                                        1st Quarter 2nd Quarter 3rd Quarter 4th Quarter Fiscal Year
                                        ----------- ----------- ----------- ----------- -----------
Fiscal year 1997
  Net revenues                             $136,281    $128,745   $116,647   $115,020   $496,693
  Gross margin                              118,989     112,123    101,427     99,937    432,476
  Income from operations                     28,125      17,123      7,502      7,067     59,817
  Net income                                 19,060      10,645      5,873      5,993     41,571
  Basic net income per share                   0.41        0.23       0.13       0.13       0.91
  Diluted net income per share                 0.39        0.22       0.13       0.13       0.88
Fiscal year 1996
  Net revenues                             $138,658    $140,686   $128,537   $126,286   $534,167
  Gross margin                              121,373     123,324    112,419    110,239    467,355
  Income from operations                     38,408      38,897     28,046     23,676    129,027
  Net income                                 25,977      26,299     19,207     16,305     87,788
  Basic net income per share                   0.55        0.56       0.41       0.35       1.86
  Diluted net income per share                 0.51        0.52       0.38       0.34       1.76
------------------------------------------------------------------------------------------------

                     Note 9. Information by Geographic Area
--------------------------------------------------------------------------------

  Information regarding the Company's operations by geographic area at January 31, 1998, 1997, and 1996, and for the fiscal years then ended is as follows:

                                          Fiscal year ended January 31,
                                          -----------------------------
(In thousands)                           1998         1997         1996
-------------------------------------------------------------------------
Revenues:
The Americas
  Customers in the United States      $ 266,921    $ 176,286    $ 195,272
  Customers in Asia Pacific              46,542       40,284       42,262
  Customers in Canada                    18,695       10,671       14,619
  Other exports                          18,014       13,420       11,103
  Intercompany revenues                  47,445       65,758       67,728
-------------------------------------------------------------------------
                                        397,617      306,419      330,984
Europe                                  208,340      189,082      211,480
Asia Pacific                             73,846       79,887       72,148
Consolidating eliminations              (47,445)     (65,758)     (67,728)
-------------------------------------------------------------------------
                                      $ 632,358    $ 509,630    $ 546,884
Income (loss) from operations:
The Americas                          $  17,991    $  22,734    $  63,843
Europe                                   51,220       32,909       53,696
Asia Pacific                              5,951        4,174       11,488
-------------------------------------------------------------------------
                                      $  75,162    $  59,817    $ 129,027
-------------------------------------------------------------------------
Identifiable assets:
The Americas                          $ 363,365    $ 329,171    $ 306,795
Europe                                  287,470      302,183      250,268
Asia Pacific                             72,472       72,543       73,426
Consolidating eliminations             (159,817)    (211,664)    (112,560)
-------------------------------------------------------------------------
                                      $ 563,490    $ 492,233    $ 517,929
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

  As discussed more fully in Note 1, the Company has modified the methods used to value acquired in-process research and development recorded and written off in connection with the Company's March 1997 acquisition of Softdesk, Inc. and, accordingly, has restated the consolidated financial statements for the fiscal year ended January 31, 1998 to reflect this change.



                                                  /s/ Ernst & Young LLP



San Jose, California
February 24, 1998, except for
the second paragraph of
Note 1, as to which the date is
January 25, 1999

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