Form 10-K405, Exhibit 13
period 1999-01-31
AUTODESK INC
filed 1999-04-29
CIK 769397

1999 ANNUAL REPORT FOR AUTODESK, INC.



FINANCIAL

REVIEW

1   Selected Five-Year Financial Data

2   Management's Discussion and Analysis of Financial
    Condition and Results of Operations

22  Consolidated Statement of Income

23  Consolidated Balance Sheet

24  Consolidated Statement of Cash Flows

25  Consolidated Statement of Stockholders' Equity

26  Notes to Consolidated Financial Statements

42  Report of Ernst & Young LLP, Independent Auditors

SELECTED FIVE-YEAR FINANCIAL DATA

(In thousands, except per share data, percentages,    Fiscal year ended January 31,
 and employees)

For the Fiscal Year/1/                                1999         1998 (restated)  1997         1996          1995
                                                     -----------  ---------------- ----------   -----------   ----------
Net revenues                                          $ 740,167    $      617,126  $  496,693    $  534,167   $  454,612
                                                     -----------  ---------------- ----------   -----------   ----------
Cost of revenues                                         76,364            71,338      64,217        66,812       61,725
                                                     -----------  ---------------- ----------   -----------   ----------
Marketing and sales                                     260,553           237,107     199,939       183,550      154,562
                                                     -----------  ---------------- ----------   -----------   ----------
Research and development                                142,806           122,432      93,702        78,678       65,176
                                                     -----------  ---------------- ----------   -----------   ----------
General and administrative                              123,622            88,900      74,280        76,100       65,738
                                                     -----------  ---------------- ----------   -----------   ----------
Nonrecurring charges/2/                                  21,985            22,187       4,738            --       25,500
                                                     -----------  ---------------- ----------   -----------   ----------
Litigation accrual reversal                             (18,200)               --          --            --           --
                                                     -----------  ---------------- ----------   -----------   ----------
Income from operations/2/                               133,037            75,162      59,817       129,027       81,911
                                                     -----------  ---------------- ----------   -----------   ----------
Interest and other income, net                           13,523             9,644       6,695         9,253        7,233
                                                     -----------  ---------------- ----------   -----------   ----------
Income before income taxes                              146,560            84,806      66,512       138,280       89,144
                                                     -----------  ---------------- ----------   -----------   ----------
Net income/2/                                            90,639            45,171      41,571        87,788       56,606
                                                     -----------  ---------------- ----------   -----------   ----------
Net cash provided by operating activities               146,735           158,612     114,183       106,632      104,412
                                                     -----------  ---------------- ----------   -----------   ----------

At Year End/1/

Cash, cash equivalents, and marketable securities     $ 378,195    $      301,319  $  286,308    $  272,402   $  255,373
                                                     -----------  ---------------- ----------   -----------   ----------
Current assets                                          450,489           307,702     297,671       335,013      360,725
                                                     -----------  ---------------- ----------   -----------   ----------
Total assets                                            693,877           563,490     492,233       517,929      482,076
                                                     -----------  ---------------- ----------   -----------   ----------
Current liabilities                                     231,599           199,487     150,171       144,295      154,990
                                                     -----------  ---------------- ----------   -----------   ----------
Long-term liabilities                                     2,036            31,064      33,948        31,306        3,602
                                                     -----------  ---------------- ----------   -----------   ----------
Total liabilities                                       233,635           230,551     184,119       175,601      158,592
                                                     -----------  ---------------- ----------   -----------   ----------
Stockholders' equity                                    460,242           332,939     243,614       342,328      323,484
                                                     -----------  ---------------- ----------   -----------   ----------
Working capital                                         218,890           108,215     147,500       190,718      205,735
                                                     -----------  ---------------- ----------   -----------   ----------
Number of employees                                       2,712             2,470       2,044         1,894        1,788
                                                     -----------  ---------------- ----------   -----------   ----------

Common Stock Data/1/

Basic net income per share/2/                         $    1.94    $         0.97  $     0.91    $     1.86  $      1.20
                                                     -----------  ----    -------- ----------   -----------   ----------
Diluted net income per share/2/                       $    1.85    $         0.91  $     0.88    $     1.76  $      1.14
                                                     -----------  ----    -------- ----------   -----------   ----------
Book value per share                                  $    9.72    $         7.32  $     5.40    $     7.39  $      6.85
                                                     -----------  ----    -------- ----------   -----------   ----------
Dividends paid per share                              $    0.24    $         0.24  $     0.24    $     0.24  $      0.24
                                                     -----------  ----    -------- ----------   -----------   ----------
Shares used in computing basic net income per
share                                                    46,640            46,760      45,540        47,090       47,320
                                                     -----------  ----    -------- ----------   -----------   ----------
Shares used in computing diluted net income per
share                                                    48,910            49,860      47,190        49,800       49,840
                                                     -----------  ----    -------- ----------   -----------   ----------

Shares outstanding at year end                           47,342            45,465      45,108        46,351       47,241
                                                     -----------  ----    -------- ----------   -----------   ----------

Financial Ratios/1/

Current ratio                                               1.9               1.5         2.0           2.3          2.3
                                                     -----------  ---------------- ----------   -----------   ----------
Return on net revenues/2/                                    12%                7%          8%           16%          12%
                                                     -----------  ---------------- ----------   -----------   ----------
Return on average assets/2/                                  14%                9%          8%           18%          13%
                                                     -----------  ---------------- ----------   -----------   ----------
Return on average stockholders' equity/2/                    23%               16%         14%           26%          18%
                                                     -----------  ---------------- ----------   -----------   ----------

/1/ Amounts do not include the operating results or financial position of Discreet Logic Inc., which was acquired by Autodesk on March 16, 1999. (See Note 12 to the consolidated financial statements.)

/2/ Amounts include the effects of nonrecurring charges of $22.0 million, $22.2 million, $4.7 million, and $25.5 million recorded in fiscal years 1999, 1998, 1997, and 1995, respectively. Nonrecurring charges consist of charges for purchased in-process research and development from business acquisitions in fiscal years 1999, 1998, and 1997. The fiscal year 1995 amount represents a legal judgment against the Company.

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

RECENT EVENTS

In March 1999, Autodesk acquired Discreet Logic Inc., a company that develops, assembles, markets, and supports nonlinear, online digital systems and software for creating, editing, and compositing imagery and special effects for film, video, HDTV, broadcast, and the Web, in a transaction accounted for as a pooling of interests. In the acquisition, Autodesk acquired all of Discreet's voting stock, issuing 0.33 shares of Autodesk common stock or 0.33 exchangeable shares for each outstanding share of Discreet. Autodesk issued approximately 10 million shares of its stock, or exchangeable shares, in the acquisition. Each exchangeable share can be exchanged, at its holder's election, for Autodesk common stock.

RESULTS OF OPERATIONS
The following table sets forth, as a percentage of net revenues, consolidated statement of income data for the periods indicated. These operating results are not necessarily indicative of results for any future periods.

                                        Fiscal year ended January 31,

                                       1999        1998 (restated)  1997
                                      -----------  ---------------  ----------
Net revenues                                100%         100%          100%
                                      -----------  ---------------  ----------
       Costs and expenses:
                                      -----------  ---------------  ----------
       Cost of revenues                      10           12            13
                                      -----------  ---------------  ----------
       Marketing and sales                   35           38            40
                                      -----------  ---------------  ----------
       Research and development              19           20            19
                                      -----------  ---------------  ----------
       General and administrative            17           14            15
                                      -----------  ---------------  ----------
       Nonrecurring charges                   3            4             1
                                      -----------  ---------------  ----------
       Litigation accrual reversal           (2)          --            --
                                      -----------  ---------------  ----------

               Total costs and expenses      82           88            88

Income from operations                       18           12            12
                                      -----------  ---------------  ----------
Interest and other income, net                2            1             1
                                      -----------  ---------------  ----------

Income before income taxes                   20           13            13
                                      -----------  ---------------  ----------
Provision for income taxes                    8            6             5
                                      -----------  ---------------  ----------

Net income                                   12%           7%            8%
                                      -----------  ---------------  ----------

Net revenues
Autodesk's consolidated net revenues in fiscal year 1999 were $740.2 million, which represented a 20 percent increase from fiscal year 1998 net revenues of $617.1 million. Revenues in the Americas and Europe increased $58.7 million or 20 percent and $78.9 million or 38 percent, respectively, from the prior fiscal year, while net revenues in Asia Pacific decreased slightly for the same period. The increased revenues resulted primarily from increased license revenues from new and upgrade product offerings from the Company's market groups and to a lesser extent from recent acquisitions. Net revenues in fiscal year 1998 increased 24 percent from the $496.7 million posted in fiscal year 1997, primarily due to higher sales of AutoCAD(R) software, the Company's flagship product, and significant growth in the Company's market group revenues. Also contributing to the increased revenues in fiscal year 1998 were revenues contributed by Softdesk, Inc. ("Softdesk"), which was acquired by the Company in March 1997.

AutoCAD and AutoCAD upgrades represented approximately 62 percent, 70 percent, and 70 percent of consolidated revenues in fiscal years 1999, 1998, and 1997, respectively. On a stand-alone basis, AutoCAD and AutoCAD upgrades were 51 percent, 65 percent, and 68 percent of consolidated revenues in fiscal years 1999, 1998, and 1997, respectively. During fiscal year 1999, approximately 263,000 new AutoCAD licenses were added worldwide, compared to 244,000 and 207,000 licenses added during fiscal years 1998 and 1997, respectively. AutoCAD upgrade revenues were $112 million, $108 million, and $45 million in fiscal years 1999, 1998, and 1997, respectively. On a stand-alone basis, AutoCAD upgrade revenues were $99 million, $101 million, and $44 million, respectively.

International revenues, including exports from the United States, accounted for approximately 60 percent, 59 percent, and 67 percent of consolidated revenues in fiscal years 1999, 1998, and 1997, respectively. The stronger value of the U.S. dollar, relative to international currencies, primarily the Japanese yen and the Australian dollar, negatively affected international revenues by approximately $4 million in fiscal year 1999 as compared to fiscal year 1998 and by $30 million in fiscal year 1998 as compared to fiscal year 1997. Fluctuations in foreign exchange rates positively impacted international operating expenses by $3 million in fiscal year 1999, positively impacted international operating expenses by $11 million in fiscal year 1998, and did not materially impact operating expenses in fiscal year 1997. A summary of revenues by geographic area is presented in Note 8 to the consolidated financial statements.

The Company records product returns as a reduction of revenues. In fiscal years 1999, 1998, and 1997, product returns, consisting principally of stock rotation, totaled $30.9 million, $35.4 million, and $44.3 million (or 4 percent, 6 percent, and 9 percent of total consolidated revenues, respectively). Total product returns decreased $4.5 million in fiscal year 1999 due largely to continued management focus on the level of inventories with the Company's resellers, sell-through sales activities and programs in Autodesk's distribution channel, and fewer returns associated with AutoCAD Release 14 compared to the prior version. Returns of AutoCAD and AutoCAD upgrades accounted for 23 percent, 40 percent, and 61 percent of total product returns in fiscal years 1999, 1998, and 1997, respectively. The lower level of product returns in fiscal year 1999 compared to fiscal years 1998 and 1997 reflected a lower level of product rotation that had previously been associated with performance issues relating to AutoCAD Release 13 and customers' perception issues associated with this product.

The nature and technical complexity of Autodesk's software is such that defect corrections have occurred in the past and may occur in future releases of AutoCAD and other software products offered by the Company. As is the case with most complex software, the Company has experienced performance issues with previous releases of its AutoCAD software, and performance issues could occur in future releases of AutoCAD and other products offered by the Company.

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

Cost of revenues
Cost of revenues includes the purchase of disks and compact disks (CDs), costs associated with transferring the Company's software to electronic media, printing of user manuals and packaging materials, freight, royalties, amortization of purchased technology and capitalized software, facility costs, and in certain foreign markets, software protection locks. When expressed as a percentage of net revenues, cost of revenues decreased approximately 2 percent in fiscal year 1999 as compared to fiscal year 1998 and 1 percent in fiscal year 1998 as compared to fiscal year 1997. Gross margins in fiscal year 1999 were positively impacted by continued operating efficiencies, lower royalties for licensed technology embedded in Autodesk's products, and the geographic distribution of sales, partially offset by an increase in the amortization of purchased technologies and capitalized software. In the future, cost of revenues as a percentage of net revenues may be impacted by the mix of product sales, royalty rates for licensed technology embedded in Autodesk's products, and the geographic distribution of sales.

Marketing and sales
Marketing and sales expenses include salaries, sales commissions, travel, and facility costs for the Company's marketing, sales, dealer training, and support personnel. These expenses also include programs aimed at increasing revenues, such as advertising, trade shows, and expositions, as well as various sales and promotional programs designed for specific sales channels and end users. When expressed as a percentage of net revenues, marketing and sales expenses decreased from 38 percent in fiscal year 1998 to 35 percent in fiscal year 1999. Actual fiscal year 1999 marketing and sales expenses of $260.6 million increased by 10 percent from the $237.1 million of expense incurred in the prior fiscal year. The increase in spending was largely due to higher employee costs and increases in advertising and promotional costs associated with the launch of certain new and enhanced products introduced by the Company's market groups during fiscal year 1999. Fiscal year 1998 marketing and sales expenses increased 19 percent over fiscal year 1997 expenses of $199.9 million due to higher employee costs as well as marketing and sales costs associated with the launch of AutoCAD Release 14 and other new and enhanced products released throughout the year. The Company expects to continue to invest in marketing and sales of its products, to develop market opportunities, and to promote Autodesk's competitive position. Accordingly, the Company expects marketing and sales expenses to continue to be significant, both in absolute dollars and as a percentage of net revenues.

Research and development
Research and development expenses consist primarily of salaries and benefits for software engineers, contract development fees, expenses associated with product translations, costs of computer equipment used in software development, and facilities expenses. During fiscal years 1999, 1998, and 1997, Autodesk incurred $142.8 million, $122.4 million, and $93.7 million, respectively, of research and development expenses (excluding capitalized software development costs of $1.3 million and $2.2 million during fiscal years 1999 and 1998, respectively; no software development costs were capitalized during fiscal year 1997). Research and development expenses increased in fiscal year 1999 primarily due to higher employee-related costs ($15.1 million increase) and incremental research and development expenses associated with the May 1998 acquisition of Genius CAD Software GmbH ("Genius") ($4.7 million increase). The increase in research and development expenses between fiscal years 1998 and 1997 was due to the addition of software engineers and incremental research and development personnel expenses associated with the March 1997 business combination with Softdesk. The Company anticipates that research and development expenses will increase in fiscal year 2000 as a result of product development efforts by the Com-pany's market groups and incremental personnel costs. Additionally, the Company intends to continue recruiting and hiring experienced software developers and to consider the licensing and acquisition of complementary software technologies and businesses.

General and administrative
General and administrative expenses include the Company's information systems, finance, human resources, legal, and other administrative operations. Fiscal year 1999 general and administrative expenses of $123.6 million increased 39 percent from the $88.9 million recorded in the prior fiscal year, primarily due to higher employee-related costs ($12 million increase), amortization expense associated with intangible assets recorded in connection with the acquisitions of Genius and Softdesk ($6.7 million increase), costs incurred to ensure that the Company's infrastructure is year 2000 compliant ($3.5 million increase), and consulting fees related to enhancing the information systems infrastructure ($5.0 million increase). Fiscal year 1998 general and administrative expenses increased 20 percent from fiscal year 1997 spending of $74.3 million, primarily due to higher employee-related costs and amortization expense associated with the intangible assets recorded in connection with the acquisition of Softdesk. The Company currently expects that general and administrative expenses in the coming year will increase to support spending on infrastructure, including continued investment in Autodesk's worldwide information systems.

Nonrecurring charges

Genius CAD Software GmbH
On May 4, 1998, Autodesk entered into an agreement with Genius, a German limited liability company, to purchase various mechanical com-puter-aided-design ("CAD") software applications and technologies (the "acquisition"). In consideration for this acquisition, Autodesk paid Genius approximately $69 million in cash. The acquisition has been accounted for using the purchase method of accounting. In connection with the acquisition, the Company recorded a nonrecurring charge for in-process research and development of $13.1 million, all of which was recorded during the three months ended July 31, 1998.

In-process technologies overview. The nature of the efforts required to develop the acquired in-process technology into commercially viable products principally relates to the completion of all planning, designing, and testing activities that are necessary to establish that the product or service can be produced to meet its design requirements, including functions, features, and technical performance requirements.

As of the acquisition date, Genius had initiated the research and development effort related to the product features and functionality that will reside in the next versions of the (i) Genius AutoCAD and AutoCAD LT, (ii) Genius(TM) Desktop,
(iii) Genius(TM) Vario, and (iv) Genius Modules product families.

With respect to the acquired in-process technologies, the calculations of value were adjusted to reflect the value creation efforts of Genius prior to the close of the acquisition. At the time of the acquisition, the following were the estimated completion percentages, estimated technology lives, and projected introduction dates:


                                                   Percent       Technology    Introduction
Genius in-process technologies                     completed     life          dates
Genius AutoCAD Version R15                                 45%      6 years    mid/late  1999
Genius Desktop Version 3.0                                 40%      4 years    September 1998
Genius AutoCAD LT 1998                                     20%      5 years    mid/late  1999
Genius Vario Version R15                                   20%      3 years    mid/late  1999
Genius Modules Version R15                                 20%      3 years    mid/late  1999

A brief description of the acquired in-process projects is set forth below.

For Genius AutoCAD and Genius Desktop, the substantial technological improvements under development at the time of the acquisition included modernizing the code and significantly improving the ease of use of the products.

Modernization of the code for Genius AutoCAD and Genius Desktop included a complete replacement of the existing LISP-based code with modern object-oriented code based on Autodesk's ObjectARX(TM) technology. The Company determined through technical due diligence that a substantial portion of the source code in both Genius AutoCAD and Genius Desktop was based on LISP, with remaining code based on ADS. Replacing the LISP and ADS code was anticipated to significantly improve the flexibility (for example, to add additional features) and performance of the products.

It was uncertain, however, whether all of the existing features could be easily converted to ObjectARX code and what impact this conversion would have on any new features currently being developed. Autodesk estimates that this conversion may take several releases to be fully complete. Partially completed conversions for the interim product releases are expected to rely on a combination of source code from LISP and ObjectARX.

Working through an application-programming interface ("API") for the Autodesk products, a significant issue under continual development is the level of functionality and ease of use of the features that require access to the Autodesk product code. As a result of the acquisition, the Company anticipates that a significant level of effort would be required to either expand or remove these APIs to increase the functionality and usability of features, and to improve the interoperability of the products with Autodesk's offerings.

A significant risk factor associated with this development effort is the impact that removal of the API may have on the functionality of a given feature, and the additional development effort required to restore a feature to its current functionality (before any improvements in this functionality can be made). As is the case with development effort associated with modernizing the code, the Company expects that it may take several releases of both of these products to fully achieve this technological milestone. The Company estimated, for purposes of its valuation, that at the date of the Genius acquisition, development projects associated with the next release of Genius AutoCAD and Genius Desktop were approximately 45 percent and 40 percent completed, respectively. Estimated costs to be incurred to reach technological feasibility as of the date of acquisition were less than $800,000 for Genius AutoCAD. The costs incurred to reach technological feasibility for Genius Desktop, which first shipped in September 1998, were approximately $500,000.

For the Genius AutoCAD LT product offering, the most significant technological challenge was the fact that APIs to AutoCAD LT(R) software (the Autodesk product on which Genius(TM) LT runs) did not exist. To develop features for Genius AutoCAD LT, work-arounds through the Windows interface are required. Genius had reverse-engineered the AutoCAD LT product to build the Genius AutoCAD LT software product. This resulted in a product that was extremely fragile and vulnerable to change in AutoCAD LT and Microsoft Windows. Therefore, the product is dependent on both the AutoCAD LT releases and the Microsoft Windows releases. Expanding and improving the features given Genius's limited access to the platform product, AutoCAD LT, was expected, before the acquisition, to result in a substantial development effort. In addition, improving the interoperability of the Genius LT product and AutoCAD LT after the acquisition also posed a significant technological challenge to Autodesk. The Company estimated that the next release of Genius AutoCAD LT, for purposes of its valuation, was approximately 20 percent complete at the date of the acquisition. Estimated costs to be incurred to reach technological feasibility as of the date of acquisition were less than $200,000.

Genius Vario, which runs on top of AutoCAD, was shipping at the date of acquisition in a two-dimensional ("2D") version. At the date of acquisition, a three-dimensional ("3D") version was under development. The 3D version is a significant shift in technology, from handling 2D drawings to 3D models, and the resulting complexity increases are significant. Developing 3D Vario involved developing parametric modeling in three dimensions--an area that has significant new development challenges and is far more speculative than 2D parametric modeling. In addition, the 3D Genius Vario product is intended to provide much more Internet functionality than is currently available. The Company estimated that the next release of Genius Vario and Modules projects were approximately 20 percent complete at the date of the acquisition. Estimated costs to be incurred to reach technological feasibility for the Genius Vario and Modules projects as of the date of acquisition were less than $25,000.

Valuation analysis. The value of the acquired in-process technology was computed using a discounted cash flow analysis on the anticipated income stream of the related product sales. The discounted cash flow analysis was based on management's forecast of future revenues, cost of revenues, and operating expenses related to the products and technologies purchased from Genius which represent the process and expertise employed to develop mechanical design application software designed to work in conjunction with Autodesk's mechanical CAD products. Future revenue estimates were generated from the following product families: (i) Genius AutoCAD, (ii) Genius Desktop, (iii) Genius AutoCAD LT, (iv) Genius Vario, and (v) Genius Modules. Aggregate revenue for Genius products was estimated to be less than $20 million for the period from May 4, 1998, to January 31, 1999. Thereafter, revenue was estimated to increase at rates ranging from 25 to 33 percent for fiscal years 2000 through 2004, stabilizing at 20 percent growth for the remainder of the estimation period. Year-to-year revenue growth estimates were developed based on an expanding market for CAD software products and the ability of Autodesk to maintain its position in the market. The growth rates contained in the first five years of the projections are greater than those historically experienced by Autodesk and are largely a result of the expansion of the Genius products into Autodesk's existing worldwide sales channels, particularly in North America and Asia Pacific, which historically have not contributed significant revenues to Genius.

As stated previously, revenues for developed technology were estimated by management for the remainder of fiscal year 1999 through fiscal year 2004. Management's estimates reflect a gradual decline in revenues from developed technologies after considering historical product life cycles and anticipated product release dates. While revenues derived from both developed and in-process technologies are estimated to decline over the next several fiscal years, overall revenues attributable to the Genius products and technologies are anticipated to grow in absolute dollars and as a percentage of aggregate revenue to reflect the growth of future (yet-to-be-developed) technologies.

Management's analysis also considered anticipated product release dates for Autodesk's mechanical CAD products, as well as release dates for the various acquired Genius products and technologies which are interoperable with Autodesk's mechanical CAD products. The overall technology life was estimated to be approximately three to four years for the Genius Desktop, Genius Vario, and Genius Modules products, and approximately five to six years for all other Genius products and technologies purchased by Autodesk.

Operating expenses used in the valuation analysis of Genius included (i) cost of revenues, (ii) general and administrative expense, (iii) marketing and sales expense, and (iv) research and development expense. In developing future expense estimates, it was estimated that the Genius operations would be merged into Autodesk's operating structure. Selected operating expense assumptions were based on an evaluation of Autodesk's overall business model, specific product results, including both historical and expected direct expense levels (as appropriate), and an assessment of general industry metrics.

Cost of revenues, expressed as a percentage of revenue, for the developed and in-process technologies identified in the valuation was estimated to be 11 percent throughout the estimation period. The Company's cost of goods sold was 13 percent for fiscal 1996 and fiscal 1997, and 12 percent for fiscal 1998.

General and administrative expense, expressed as a percentage of revenue, for the developed and in-process technologies identified in the valuation ranged from 8.5 percent for fiscal year 1999 to 6 percent for fiscal year 2002. Thereafter, general and administrative expenses, expressed as a percentage of revenue for the developed and in-process technologies identified in valuation, were estimated to stabilize at 5 percent of revenue. For the fiscal year ended January 31, 1998, Autodesk's general and administrative expense, excluding depreciation and amortization, was approximately 9 percent.

Marketing and sales expense, expressed as a percentage of revenue, for the developed and in-process technologies identified in the valuation, was estimated to be 25 percent throughout the estimation period, based on the Company's historical experience with similar products.

Research and development ("R&D") expenses consist of the costs associated with activities undertaken to correct errors or keep products updated with current information (also referred to as "maintenance" R&D). Maintenance R&D includes all activities undertaken after a product is available for general release to customers to correct errors or keep the product updated with current information. These activities include routine changes and additions. The maintenance R&D expense was estimated to be 2.5 percent of revenue for the developed and in-process technologies throughout the estimation period.

The effective income tax rate utilized in the analysis of in-process technology was 34 percent for fiscal year 1999 and in the mid-30 percentage range thereafter, which reflects Autodesk's current combined federal and state statutory income tax rate, exclusive of nonrecurring charges and its estimated income tax rate in future years.

The discount rates selected for developed and in-process technology were 15.0 percent and 20.0 percent, respectively. In the selection of the appropriate discount rates, consideration was given to (i) the Company's Weighted Average Cost of Capital ("WACC") (15.0 percent) and (ii) the Company's Weighted Average Return on Assets (15.7 percent) at the date of acquisition. The discount rate utilized for the in-process technology was determined to be higher than Autodesk's WACC due to the fact that the technology had not yet reached technological feasibility as of the date of valuation. In utilizing a discount rate greater than Autodesk's WACC, management has reflected the risk premium associated with achieving the forecasted cash flows associated with these projects.

The fair values of the assets acquired from Genius were allocated between Europe and the rest of the world ("ROW"), which consisted of the United States and Asia Pacific. The allocation of assets among Europe and ROW was based on revenue expected to be generated on Genius products. Based on management's revenue forecast for fiscal years 1998 through 2003, it was determined that 60 percent of Genius products' total sales are expected to be generated in Europe, while the remaining 40 percent of sales are expected to be generated in ROW. Accordingly, the identified intangible assets were allocated 60 percent to Europe and 40 percent to ROW. The results of the allocation of values between Europe- and ROW-based assets are as follows:

(In thousands)                                         Geographic allocation

Identified intangible asset                            Europe     ROW
Developed technology                                   $  7,620   $  5,080
                                                          -----      -----
In-process technology                                     7,860      5,240
                                                          -----      -----
Trademarks, trade names, and other intangible assets        660        440
                                                          -----      -----

Comparison to actual results. To date, revenues and operating expenses attributable to in-process technologies associated with the Genius acquisition are consistent with management's projections. Based upon factors currently known, management believes the revenues and operating expenses associated with these in-process technologies will favorably impact Autodesk's consolidated results of operations and financial position. Failure to complete the development of these projects in their entirety, or in a timely manner, could have an adverse impact on Autodesk's operating results, financial condition, and results of operations. Additionally, the value of other intangible assets acquired from Genius may become impaired.

Softdesk

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

In-process technologies overview. The nature of the efforts required to develop the acquired in-process technology into commercially viable products principally relates to the completion of all planning, designing, and testing activities that are necessary to establish that the product or service can be produced to meet its design requirements, including functions, features, and technical performance requirements. As of the acquisition date, Softdesk had spent a significant amount of research and development effort related to the reprogramming of all its existing products to a new ARX technology (AutoCAD Runtime Extension) code base. The new ARX technology was expected to provide significant improvement in the orientation of objects in CAD products. As of the acquisition date, Softdesk had completed improvements of ARX technology in various development projects associated within the following technology categories: (i) AutoCAD Architectural/Structural, (ii) AutoCAD Civil, (iii) AutoCAD Imaging, (iv) AutoCAD Maintenance, (v) AutoCAD Productivity, and (vi) AutoCAD Retail.

In accordance with SFAS 86, paragraph 38 ("Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed"), "the cost of software purchased to be integrated with another product or process will be capitalized only if technological feasibility was established for the software component and if all research and development activities for the other components of the product or process were completed at the time of the purchase." Although Autodesk purchased a set of professional products from Softdesk, as described above, these products were built on top of AutoCAD Release 13 and AutoCAD Release 12 software; they did not utilize Autodesk's ObjectARX programming system in any significant way. With this new technology, AutoCAD developers and users could transform ordinary drawing geometry such as lines, arcs, circles, and other entities into "intelligent" custom drawing objects. Com-mercially shipped Softdesk(R) products, as of the valuation date, were limited to working with the native AutoCAD drafting entities and command set--an environment in which real-world objects were represented by geometric entities that could seldom respond directly to user commands. Higher-level entities that represented building elements could be built as groups or collections of geometric entities, but these collections were very rigid and did not exhibit intelligent behavior.

With the relational database and the ObjectARX API in AutoCAD Release 13 software, objects could "know" their form and function. For example, an ObjectARX-based custom door positioned in a wall will not let itself be placed where it cannot open. In other applications, clicking on a fastener or flange, or a land parcel or topo-graphical feature, can access additional design data in that custom object and trigger operations ranging from a simple on-screen notice to the preparation of a com-prehensive spreadsheet. ObjectARX was a significant departure from previous AutoCAD development environments. Programming ObjectARX required a high level of skill in object-oriented programming. Furthermore, development was being done on a new object-oriented development platform which did not have significant prior development built on top.

The first two AEC applications acquired from Softdesk were developed in this new environment. AutoCAD Architectural Desktop(TM) and AutoCAD(R) Land Development Desktop software, both released in the last half of fiscal year 1999, were developed in the ObjectARX environment. The ObjectARX environment provided general mechanisms, but the Softdesk development teams had to adapt these mechanisms specifically for architectural and civil use. A significant amount of effort was undertaken to develop these products in this new environment. The development teams had to draw upon their experience to arrive at object definitions which would function appropriately in their specific markets. In addition, these object definitions had to be general enough that they could be localized to meet the unique needs of the design and construction practices in a variety of international markets. These two products both attempted to move functionality from a "drafting-based" to "model-based" approach. Although some model-based design systems have been attempted in the past, none had been developed on top of a leading design and drafting platform such as AutoCAD. Finally, none had been developed with a tight linkage to the design and drafting functions inherent in a broad platform such as AutoCAD.

Although the functionality of these products is somewhat similar to previous Softdesk products, there was significant technological risk in developing products in a new, unproven development environment. While such development had been conducted within Autodesk--in the mechanical CAD division (for Mechanical Desktop(R) soft-ware)--it had not been successfully done by other companies.

With respect to the acquired in-process technologies, as previously discussed, the calculations of value were adjusted to reflect the value creation efforts of Softdesk prior to the close of the acquisition. Following are the estimated completion percentages, estimated technology lives, and projected introduction dates as of the date of the acquisition of Softdesk:

                                                      Percent      Technology   Introduction
Softdesk in-process technologies                      completed    life         dates
AutoCAD Architectural/Structural modules                     65%      7 years   Sept 1998/June 1997
AutoCAD Civil modules                                        90%      7 years         May/June 1997
AutoCAD Imaging modules                                      75%      5 years         May/June 1997
AutoCAD Maintenance modules                                  65%      7 years         May/June 1997
AutoCAD Productivity modules                                 65%      7 years         May/June 1997
AutoCAD Retail modules                                       70%      7 years             July 1997

Estimated costs to be incurred to reach technological feasibility as of the date of acquisition for all of the Softdesk in-process technologies totaled approximately $1.8 million, with the AutoCAD Architectural/Structural modules comprising approximately $1.2 million of the total. The remaining in-process projects each had estimated costs to complete of less than $200,000. These in-process projects have been completed.

Valuation analysis. Future revenue estimates were generated from the following product families: (i) AutoCAD Architectural/Structural, (ii) AutoCAD Civil,
(iii) AutoCAD Imaging, (iv) AutoCAD Maintenance, (v) AutoCAD Productivity, and
(vi) AutoCAD Retail. Aggregate revenue for Softdesk products was estimated to be less than $30 million for the 10 months ended January 31, 1998. Revenues, including revenues associated with yet-to-be-developed products utilizing the acquired technologies, as well as most of the in-process projects identified in the valuation analysis, were estimated to increase on an annualized basis by more than 250 percent for fiscal year 1999. Thereafter, revenue was estimated to increase at rates ranging from 11 to 17 percent for fiscal years 2000 through 2002 and to stabilize at 10 percent for the remainder of the estimation period. Revenue estimates were based on (i) aggregate revenue growth rates for the business as a whole, (ii) individual product revenues, (iii) growth rates for the CAD software market, (iv) the aggregate size of the CAD software market, (v) anticipated product development and introduction schedules, (vi) product sales cycles, and (vii) the estimated life of a product's underlying technology. The estimated product development cycle for the new modules ranged from 6 to 24 months (averaging 12 months).

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

Cost of revenues, expressed as a percentage of revenue, for the developed technology identified in the valuation analysis ranged from approximately 19 percent for fiscal year 1998 to approximately 14 percent for fiscal year 2002. Cost of revenues, expressed as a percentage of revenue, for the in-process technology ranged from approximately 17 percent for fiscal year 1998 to approximately 15 percent for fiscal year 2004. Autodesk's cost of revenues was 13 percent for fiscal year 1996, 13 percent for fiscal year 1997, and 12 percent for fiscal year 1998.

General and administrative expense, expressed as a percentage of revenue, for the developed technology identified in the valuation analysis ranged from approximately 6 percent for fiscal year 1998 to approximately 7 percent for fiscal year 2002. General and administrative expense, expressed as a percentage of revenue, for the in-process technology ranged from approximately 8 percent for fiscal year 1998 to approximately 7 percent for fiscal year 2002.

Marketing and sales expense, expressed as a percentage of revenue, for the developed technology identified in the valuation ranged from approximately 31 percent for fiscal year 1998 to approximately 28 percent for fiscal year 2002. Marketing and sales expense, expressed as a percentage of revenue, for the in-process technology ranged from approximately 32 percent for fiscal year 1998 to approximately 29 percent for fiscal year 2002.

Research and development expenses consist of the costs associated with activities undertaken to correct errors or keep products updated with current information. The maintenance R&D expense was estimated to be 2.5 percent of revenue for the developed and in-process technologies throughout the estimation period.

The effective income tax rate utilized in the analysis of in-process technology was 36 percent for fiscal year 1998, 34 percent for fiscal year 1999, and in the mid-30 percentage range thereafter, which reflects Autodesk's combined federal and state statutory income tax rate, exclusive of nonrecurring charges at the time of the acquisition and estimated for future years.

The discount rates selected for developed and in-process technology were 15.0 percent and 20.0 percent, respectively. In the selection of the appropriate discount rates, consideration was given to (i) the Company's WACC (14.0 percent) and (ii) the Company's Weighted Average Return on Assets (20.0 percent) at the date of acquisition. The discount rate utilized for the in-process technology was determined to be higher than Autodesk's WACC due to the fact that the technology had not yet reached technological feasibility as of the date of valuation. In utilizing a discount rate greater than Autodesk's WACC, management has reflected the risk premium associated with achieving the forecasted cash flows associated with these projects.

Comparison to actual results. To date, the assumptions used in the projections of revenues from in-process technologies and the estimated costs and completion dates for those technologies were reasonable based on factors known at the acquisition date. Actual revenues from in-process technologies have been less than amounts projected in connection with the analysis of the Softdesk acquisition. This shortfall reflects competitive factors related to price, difficulties in developing robust commercial applications in the new ObjectARX environment, functionality, and performance in the architecture, engineering, and construction software industry, particularly in regard to localized building services applications. Partially offsetting the variance from management's original revenue projections is a favorable variance in spending. Additionally, the value of other intangible assets acquired from Softdesk may become impaired.

Other nonrecurring charges--fiscal year 1999

During the second quarter of fiscal year 1999, Autodesk recorded charges of approximately $8.9 million relating primarily to restructuring charges associated with the consolidation of certain development centers ($1.5 million); the write-off of purchased technologies associated with these operations ($2.2 million); staff reductions in Asia Pacific in response to current economic conditions in the region ($1.7 million); costs in relation to potential legal settlements ($2.5 million); and the write-down to fair market value of older computer equipment that the Company planned to dispose of ($1.0 million). These charges reduced income after tax by approximately $5.9 million ($0.12 per share on a diluted basis).

Other nonrecurring charges--fiscal year 1998

In the first quarter of fiscal year 1998, the Company acquired certain assets of and licensed technology from 3D/Eye for $5.8 million. Of the total cost, $3.0 million represented the value of in-process research and development that had not yet reached technological feasibility and had no alternative future use and was charged to operations.

Other nonrecurring charges--fiscal year 1997
During fiscal year 1997, the Company acquired certain businesses for an aggregate of $9.9 million. Included in these acquisitions were the purchases of assets from Creative Imaging Technologies, Inc. ("CIT"), CadZooks, Inc., and Argus Technologies, Inc. ("Argus"), as well as the outstanding stock of Teleos Research ("Teleos"). Approximately $3.2 million of the Teleos purchase price and $1.5 million of the Argus purchase price represented the value of in-process research and development and were charged to operations during fiscal year 1997.

Interest and other income
Interest income was $14.2 million, $9.8 million, and $8.8 million in fiscal years 1999, 1998, and 1997, respectively. The increase in fiscal year 1999 interest income over fiscal year 1998 and 1997 interest income was largely due to an increase in average cash, cash equivalents, and marketable securities balances. Interest and other income in fiscal years 1999, 1998, and 1997 was net of interest expense of $0.4 million, $0.2 million, and $1.8 million, respectively.

The Company has a hedging program to minimize foreign exchange gains or losses, where possible, from recorded foreign-denominated assets and liabilities. This program involves the use of forward foreign exchange contracts in the primary European and Asian currencies. The Company does not hedge anticipated foreign-denominated revenues and expenses not yet incurred. Losses resulting from foreign currency transactions primarily in Europe and Asia Pacific, which are included in interest and other income, were $0.4 million, $0.1 million, and $0.2 million in fiscal years 1999, 1998, and 1997, respectively.

Provision for income taxes
Autodesk's effective income tax rate, excluding the impact of nonrecurring charges, was 35.4 percent in fiscal year 1999 compared to 38.0 percent and 35.5 percent in fiscal years 1998 and 1997, respectively. The decrease in the effective income tax rate in fiscal year 1999 compared to fiscal year 1998 was due to incremental tax benefits associated with the Company's foreign sales corporation and foreign earnings, which are taxed at rates different from the U.S. statutory rate. The increase in the tax rate between fiscal years 1998 and 1997 was due to the amortization of certain intangible assets not deductible for tax purposes and foreign earnings, which are taxed at rates different from the U.S. statutory rate. See Note 3 to the consolidated financial statements for an analysis of the differences between the U.S. statutory and effective income tax rates.

The Company's United States income tax returns for fiscal years ended January 31, 1992 through 1996 are under examination by the Internal Revenue Service. On August 27, 1997, the Internal Revenue Service issued a Notice of Deficiency proposing increases to the amount of the Company's United States income taxes for fiscal years 1992 and 1993. On November 25, 1997, the Company filed a petition with the United States Tax Court to contest these alleged tax deficiencies. The resolution of these alleged tax deficiencies and any adjustments that may ultimately result from these examinations are not expected to have a material adverse impact on the Company's consolidated results of operations or its financial position.

Recently issued accounting standards
In December 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-9 ("SOP 98-9"), which amends certain provisions of SOP 97-2 "Software Revenue Recognition" and extends the deferral of the application of certain passages of SOP 97-2 provided by SOP 98-4 until the beginning of Autodesk's fiscal year 2001. Autodesk does not expect the adoption of this standard to have a material effect on its consolidated operating results or financial position.

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). The statement requires companies to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. SFAS 133 is effective as of the beginning of Autodesk's fiscal year 2001. Autodesk is currently evaluating the impact of SFAS 133 on its financial statements and related disclosures.

In the first quarter of fiscal year 1999, the Company adopted the provisions of the AICPA's SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This standard requires companies to capitalize qualifying computer software costs which are incurred during the application development stage and amortize them over the software's estimated useful life. The adoption of this standard did not have a material effect on the Company's consolidated operating results or financial position in fiscal year 1999.

RESTATEMENT
As described in Note 10, the acquisition of Softdesk, Inc. ("Softdesk"), was accounted for as a business combination using the purchase method of accounting. In accordance with Accounting Principles Board Opinion No. 16, "Accounting for Business Combinations," the cost of the Softdesk acquisition was allocated to the assets acquired and the liabilities assumed (including in-process research and development) based on their estimated fair values using valuation methods believed to be appropriate at the time. The amount allocated to in-process research and development of $55.1 million was expensed in the first quarter of fiscal year 1998 (the period in which the acquisition was consummated) in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method." Subsequent to the Securities and Exchange Commission's letter to the AICPA dated September 9, 1998, regarding its views on in-process research and development ("IPR&D"), the Company has reevaluated its IPR&D charges on the Softdesk acquisition, revised the purchase price allocation, and restated its financial statements. As a result, Autodesk made adjustments to decrease the amounts previously expensed as IPR&D and increase the amounts capitalized as goodwill and other intangibles relating to the Softdesk acquisition by $35.9 million.

The effect of this adjustment on previously reported consolidated financial statements as of and for the year ended January 31, 1998, is as follows:

(In thousands, except for per share data)
                                                          As reported    As restated
Nonrecurring charges                                      $  58,087      $  22,187
                                                             ------         ------
General and administrative                                   83,287         88,900
                                                             ------         ------
Cost of revenues                                             70,858         71,338
                                                             ------         ------
Income from operations                                       45,355         75,162
                                                             ------         ------
Net income                                                   15,364         45,171
                                                             ------         ------
Basic net income per share                                $    0.33      $    0.97
                                                             ------         ------
Diluted net income per share                                   0.31           0.91
                                                             ------         ------
Purchased technologies and capitalized software, net         31,553         33,373
                                                             ------         ------
Goodwill, net                                                16,995         44,982
                                                             ------         ------
Retained earnings                                            19,895         49,702
                                                             ------         ------

LIQUIDITY AND CAPITAL RESOURCES
Cash, cash equivalents, and marketable securities, which consist primarily of high-quality municipal bonds, tax-advantaged money market instruments, and U.S. Treasury bills, totaled $378.2 million at January 31, 1999, compared to $301.3 million at January 31, 1998. The $76.9 million increase in cash, cash equivalents, and marketable securities was due primarily to cash generated from operations ($146.7 million) and cash proceeds from the issuance of shares through employee stock option and stock purchase programs ($90.6 million). This increase was partially offset by cash used to acquire complementary technologies and businesses ($69.3 million), to repurchase shares of the Company's common stock ($48.9 million), to purchase computer equipment, furniture, and leasehold improvements ($30.4 million), and to pay dividends on the Company's common stock ($11.7 million).

During fiscal years 1999, 1998, and 1997, the Company repurchased and retired a total of 600,000, 2,332,500, and 1,659,500 shares of its common stock at average repurchase prices of $42.56, $38.39, and $32.44, respectively, pursuant to an ongoing and systematic repurchase plan ("Systematic Plan") approved by the Company's Board of Directors to reduce the dilutive effect of common shares to be issued under the Company's employee stock plans. In December 1997, the Board of Directors author-ized the purchase of an additional 4 million shares under the Systematic Plan.

In August 1996, Autodesk announced another stock repurchase program for the purchase of up to 5 million shares of common stock in open market transactions as market and business conditions warranted--the "Supplemental Plan." In December 1997, the Board of Directors authorized the purchase of an additional 5 million shares under the Supplemental Plan. The Company could utilize equity options as part of the Supplemental Plan.

In connection with the Supplemental Plan, the Company sold put warrants to an independent third party in September 1996 and purchased call options from the same independent third party. The premiums received with respect to the equity options equaled the premiums paid. Consequently, there was no exchange of cash. The Company exercised the call options, repurchasing 2,000,000 shares of its common stock during the third quarter of fiscal year 1998 for $51 million. The put warrants expired unexercised in September 1997 and were reclassified from put warrants to stockholders' equity during the third quarter of fiscal year 1998. For additional information, see Note 7 to the consolidated financial statements. During fiscal years 1999, 1998, and 1997, the Company repurchased and retired a total of 545,000, 1,000,000, and 557,500 shares of its common stock at average repurchase prices of $42.81, $34.37, and $24.09, respectively, subject to the Supplemental Plan.

In December 1997, the Company sold put warrants to an independent third party that entitled the holder of the warrants to sell 1.5 million shares of common stock to the Company at $38.12 per share. Additionally, the Company purchased call options from the same independent third party that entitled the Company to buy 1 million shares at $39.88 per share. The premiums received with respect to the equity options totaled $4.5 million and equaled the premiums paid. Consequently, there was no exchange of cash. The outstanding put warrants at January 31, 1998, permitted a net share settlement at the Company's option. In March 1998, the Company exercised the call option, electing the net share settlement option and retired approximately 97,000 shares of its common stock. The put warrants expired unexercised.

In connection with the acquisition of Discreet Logic Inc. (see Note 12 to the consolidated financial statements), in August 1998, the Autodesk Board of Directors rescinded its authorization of the Systematic Plan and the Supplemental Plan, both of which have been terminated.

The Company has an unsecured $40 million bank line of credit, of which $20 million is guaranteed, that may be used from time to time to facilitate short-term cash flow. At January 31, 1999, there were no borrowings outstanding under this credit agreement, which expires in January 2000.

The Company's principal commitments at January 31, 1999, consisted of obligations under operating leases for facilities. For additional information, see Note 5 to the consolidated financial statements. The Company anticipates making tax payments in connection with its federal tax audits in fiscal year 2000, none of which are expected to have a material adverse impact on the Company's consolidated results of operations or financial position. Autodesk believes that its existing cash, cash equivalents, marketable securities, available line of credit, and cash generated from operations will be sufficient to satisfy its currently anticipated cash requirements for fiscal year 2000.

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

CERTAIN RISK FACTORS WHICH MAY IMPACT FUTURE OPERATING RESULTS
Autodesk operates in a rapidly changing environment that involves a number of risks, some of which are beyond its control. The following discussion highlights some of these risks and the possible impact of these factors on future results of operations.

Competition
The software industry has limited barriers to entry, and the availability of desktop computers with continually expanding capabilities at progressively lower prices contributes to the ease of market entry. Because of these and other factors, competitive conditions in the industry are likely to intensify in the future. Increased competition could result in price reductions, reduced revenues and profit margins, and loss of market share, any of which could ad-versely affect Autodesk's business, consolidated results of operations, and financial condition. The design software market in particular is characterized by vigorous competition in each of the vertical markets in which Autodesk and its individual market groups compete, both by entry of competitors with innovative technologies and by consolidation of companies with complementary products and technologies.

The Architecture, Engineering, and Construction family of products competes directly with software offered by companies such as Bentley Systems, Inc. ("Bentley"); Computervision Corporation (a subsidiary of Parametric
Technology Corporation) ("Computervision"); CADAM Systems Company, Inc.; Diehl Graphsoft, Inc.; Eagle Point Software; International Microcomputer Software, Inc. ("IMSI"); Intergraph Corporation; Nemetschek Systems, Inc.; and Visio Corporation ("Visio"). Autodesk's MCAD products compete with products offered by Bentley; Visionary Design Systems; Hewlett-Packard Corporation; Parametric Technology Corporation; Structural Dynamics Research Corporation; Unigraphics; Computervision; Dassault Systemes ("Dassault"); Solidworks Corporation (a subsidiary of Dassault); Baystate Technologies, Inc.; and think3. Autodesk's
GIS Market Group faces competition from Bentley; Intergraph; MapInfo Corporation; Environmental Systems Research Institute ("ESRI"); and Smallworldwide plc. Kinetix(R) product offerings compete with products offered by other multimedia companies such as Adobe Systems Inc.; Macromedia, Inc.; Silicon Graphics, Inc.; and Avid Technology, Inc. The Personal Solutions Group family of products competes with IMSI; The Learning Company; Visio; Micrografx Inc.; and others. Certain of the competitors of Autodesk have greater financial, technical, sales and marketing, and other resources than Autodesk.

The future financial performance of Autodesk's Discreet business unit will depend in part on the successful development, introduction, and customer acceptance of existing and new or enhanced products. In addition, in order for the unit to achieve sustained growth, the market for its systems and software must continue to develop, and Autodesk must expand this market to include additional applications within the film and video industries and develop or acquire new products for use in related markets. Autodesk may not be successful in marketing its existing or new or enhanced products. In addition, as Autodesk enters new markets, distribution channels, technical requirements, and levels and bases of competition may be different from those in Autodesk's current markets; Autodesk may not be able to compete favorably.

Autodesk believes that the principal factors affecting competition in its markets are product relia-bility, performance, ease of use, range of useful features, continuing product enhancements, reputation, price, and training. In addition, the availability of third-party application software is a com-petitive factor within the CAD market. Autodesk believes that it competes favorably in these areas and that its competitive position depends, in part, upon its continued ability to enhance existing products and to develop and market new products.

In April 1998, Autodesk received notice that the Federal Trade Commission ("FTC") has undertaken a nonpublic investigation to determine whether Autodesk or others have engaged in or are engaging in unfair methods of competition. The FTC has not made any claims or allegations regarding Autodesk's current business practices or policies, nor have any charges been filed. Autodesk intends to cooperate fully with the FTC in its inquiry. Autodesk does not believe that the investigation will have a material impact on its business or consolidated results of operations.

Fluctuations in quarterly operating results
Autodesk has experienced fluctuations in operating results in interim periods in certain geographic regions due to seasonality. Autodesk's operating results in Europe during the third fiscal quarter are usually impacted by a slow summer period, and the Asia Pacific operations typically experience seasonal slowing in the third and fourth fiscal quarters.

The technology industry is particularly susceptible to fluctuations in operating results within a quarter. While Autodesk experienced less fluctuation of operating results within fiscal years 1999 and 1998 as compared to prior years, historically the majority of Autodesk's orders within a fiscal quarter have frequently been concentrated within the last weeks or days of that quarter. These fluctuations are caused by a number of factors including the timing of the introduction of new products by Autodesk or its competitors and other economic factors experienced by Autodesk's customers in the geographic regions in which Autodesk does business.

The operating results of Autodesk's recently acquired Discreet business unit could vary significantly from quarter to quarter. A limited number of system sales may account for a substantial percentage of Discreet's quarterly revenue because of the high average sales price of Discreet's products and the timing of purchase orders. Historically, Discreet has generally experienced greater revenues during the period following the completion of the NAB trade show, which typically is held in April. In addition, the timing of revenue is influenced by a number of other factors, including the timing of individual orders and shipments, other industry trade shows, competition, seasonal customer buying patterns, changes in customer buying patterns in response to platform changes and changes in product development, and sales and marketing expenditures.

Additionally, Autodesk's operating expenses are based in part on its expectations for future revenues and are relatively fixed in the short term. Accordingly, any revenue shortfall below expectations could have an immediate and significant adverse effect on Autodesk's consolidated results of operations and financial condition.

Similarly, shortfalls in Autodesk's revenues or earnings from levels expected by securities analysts could have an immediate and significant adverse effect on the trading price of Autodesk's common stock. Moreover, Autodesk's stock price is subject to the volatility generally associated with technology stocks and may also be affected by broader market trends unrelated to performance.

Product concentration
Autodesk derives a substantial portion of its revenues from sales of AutoCAD software, AutoCAD upgrades, and adjacent products which are interoperable with AutoCAD. As such, any factor adversely affecting sales of AutoCAD and AutoCAD upgrades, including such factors as product life cycle, market acceptance, product performance and reliability, reputation, price competition, and the availability of third-party applications, could have a material adverse effect on the Company's business and consolidated results of operations.

Product development and introduction
The software industry is characterized by rapid technological change as well as changes in customer requirements and preferences. The software products offered by Autodesk are internally complex and, despite extensive testing and quality control, may contain errors or defects ("bugs"). Defects or errors may occur in future releases of AutoCAD or other software products offered by Autodesk. Such defects or errors could result in corrective releases to Autodesk's software products, damage to Autodesk's reputation, loss of revenues, an increase in product returns, or lack of market acceptance of its products, any of which could have a material and adverse effect on Autodesk's business and consolidated results of operations.

Autodesk believes that its future results will depend largely upon its ability to offer products that compete favorably with respect to reliability, performance, ease of use, range of useful features, continuing product enhancements, reputation, price, and training. Delays or difficulties may result in the delay or cancellation of planned development projects and could have a material and adverse effect on Autodesk's business and consolidated results of operations. Further, increased competition in the market for design, drafting, mapping, or multimedia software products could also have a negative impact on Autodesk's business and consolidated results of operations. More specifically, gross margins may be adversely affected if sales of low-end CAD products and AutoCAD upgrades, which historically have had lower margins, grow at a faster rate than Autodesk's higher-margin products.

In particular, the success of Autodesk's Discreet business unit will depend in part upon Autodesk's ability to enhance Discreet's existing systems and software and to develop and introduce new products and features which meet changing customer requirements and emerging industry standards on a timely basis. In addition, in connection with Discreet's recent acquisitions, Autodesk must fully integrate the edit* (formerly D-Vision OnLine), effect* (formerly Flint and Illuminaire Composition), paint* (formerly Illuminaire Paint), and light* (formerly Lightscape) products into its product line and operations. Discreet from time to time experienced delays in introducing new products and product enhancements, and the Discreet business unit postacquisition may experience difficulties that could delay or prevent the successful development, introduction, and marketing of new products or product enhancements. In addition, such new products or product enhancements may not meet the requirements of the marketplace and achieve market acceptance. Any such failure could have a material adverse effect on Autodesk's business and consolidated results of operations. From time to time the Discreet business unit or others may announce products, features or technologies which have the potential to shorten the life cycle of or replace its then existing products. Such announcements could cause customers to defer the decision to buy or determine not to buy its products or cause its distributors to seek to return products to the Discreet business unit, any of which could have material adverse effect on Autodesk's business and consolidated results of operations. In addition, product announcements by Silicon Graphics, Inc. ("SGI") and others in the past have caused customers to defer their decision to buy or determine not to buy Discreet's products. In addition, products or technologies developed by others may render the Discreet business unit's products or technology noncompetitive or obsolete.

Certain of Autodesk's historical product development activities have been performed by independent firms and contractors, while other technologies are licensed from third parties. Autodesk generally either owns or licenses the software developed by third parties. Because talented development personnel are in high demand, independent developers, including those who have developed products for Autodesk in the past, may not be able to provide development support to Autodesk in the future. Similarly, Autodesk may not be able to obtain and renew license agreements on favorable terms, if at all, and any failure to do so could have a material adverse effect on Autodesk's business and consolidated results of operations.

Autodesk's business strategy has historically depended in large part on its relationships with third-party developers, who provide products that expand the functionality of Autodesk's design software. Certain developers may elect to support other products or otherwise experience disruption in product development and delivery cycles. Such disruption in particular markets could negatively impact these third-party developers and end users, which could have a material adverse effect on Autodesk's business and consolidated results of operations. Further, increased merger and acquisition activity currently experienced in the technology industry could affect relationships with other third-party developers and thus adversely affect operating results.

International operations
Autodesk anticipates that international operations will continue to account for a significant portion of its consolidated revenues. Risks inherent in Autodesk's international operations include the following: unexpected changes in regulatory practices and tariffs; difficulties in staffing and managing foreign operations; longer collection cycles for accounts receivable; potential changes in tax laws; greater difficulty in protecting intellectual property; and the impact of fluctuating exchange rates between the U.S. dollar and foreign currencies in markets where Autodesk does business. During fiscal year 1999, changes in exchange rates from the same period of the prior fiscal year adversely impacted revenues, principally due to changes in the Japanese yen and the Australian dollar. As more fully described in Note 2 to the consolidated financial statements, the Company's risk management strategy uses derivative financial instruments in the form of forward foreign exchange contracts for the purpose of hedging foreign currency market exposures of underlying assets, liabilities, and other obligations which exist as a part of its ongoing business operations. The Company does not enter into derivative contracts for the purpose of trading or speculative transactions. The Company's international results may also be impacted by general economic and political conditions in these foreign markets, including the ongoing economic volatility currently experienced in certain Asia Pacific countries. These and other factors may have a material adverse effect on the Company's future international operations and consequently on the Company's business and consolidated results of operations.

Dependence on distribution channels
Autodesk sells its software products primarily to distributors and resellers (value-added resellers, or "VARs"). Autodesk's ability to effectively distribute products depends in part upon the financial and business condition of its VAR network. Although Autodesk has not currently experienced any material problems with its VAR network, computer software dealers and distributors are typically not highly capitalized and have experienced difficulties during times of economic contraction and may do so in the future. Computer 2000/Datech and Mensch und Maschine accounted for 11 percent ($84.2 million) and 11 percent ($81.2 million) of total consolidated revenues for fiscal year 1999, respectively. Revenues from Computer 2000/Datech and Mensch und Maschine are included in the Design Solutions segment. While no single customer accounted for more than 10 percent of Autodesk's consolidated revenues in fiscal years 1998 or 1997, the loss of or a significant reduction in business with any one of Autodesk's major international distributors or large U.S. resellers could have a material adverse effect on Autodesk's business and consolidated results of operations in future periods. Autodesk's largest international distributor is Computer 2000/Datech AG in Germany. Autodesk's largest resellers in the United States are Avatech, DLT Solutions, Inc., and Ingram Micro.

Product returns
With the exception of certain European distributors, agreements with Autodesk's VARs do not contain specific product-return privileges. However, Autodesk permits its VARs to return product in certain instances, generally during periods of product transition and during update cycles. While Autodesk experienced a decrease in the overall level of product returns in fiscal year 1999 compared to fiscal years 1998 and 1997, management anticipates that product returns in future periods will continue to be impacted by product update cycles, new product releases, and software quality.

Autodesk establishes reserves, including reserves for stock balancing and product rotation, based on estimated future returns of product and after taking into account channel inventory levels, the timing of new product introductions, and other factors. While Autodesk maintains strict measures to monitor channel inventories and to provide appropriate reserves, actual product returns may differ from its reserve estimates, and such differences could have a material effect on Autodesk's business and consolidated results of operations.

Intellectual property
Autodesk relies on a combination of patents, copyright and trademark laws, trade secrets, confidentiality procedures, and contractual provisions to protect its proprietary rights. Despite such efforts to protect its proprietary rights, unauthorized parties from time to time have copied aspects of Autodesk's software products or have obtained and used information that Autodesk regards as proprietary. Policing unauthorized use of Autodesk's software products is time-consuming and costly. While Autodesk has received some revenues resulting from the unauthorized use of its software products, it is unable to measure the extent to which piracy of its software products exists, and software piracy can be expected to be a persistent problem. Autodesk's means of protecting its proprietary rights may not be adequate, and its competitors may independently develop similar technology. Autodesk expects that software product developers will be increasingly subject to infringement claims as the number of products and competitors in its industry segments grows and as the functionality of products in different industry segments overlaps. Infringement or invalidity claims (or claims for indemnification resulting from infringement claims) may be asserted against Autodesk, and any such assertions could have a material adverse effect on its business. Any such claims, whether with or without merit, could be time-consuming, result in costly litigation and diversion of resources, cause product shipment delays, or require Autodesk to enter into royalty or licensing agreements. In addition, such royalty or license agreements, if required, may not be available on acceptable terms, if at all, which could have a material adverse effect on Autodesk's business and consolidated results of operations.

Autodesk also relies on certain software that it licenses from third parties, including software that is integrated with internally developed software and used in its products to perform key functions. These third-party software licenses may not continue to be available on commercially reasonable terms, and the software may not be appropriately supported, maintained, or enhanced by the licensors. The loss of licenses to, or inability to support, maintain, and enhance any such software could result in increased costs, or in delays or reductions in product shipments until equivalent software could be developed, identified, licensed, and integrated, which could have a material adverse effect on Autodesk's business and consolidated results of operations.

Until fiscal year 1996, substantially all of Discreet's systems were sold without written license agreements. Autodesk may be involved in litigation relating to these sales, and the outcome of any such litigation may be more unfavorable to Autodesk as a result of such omissions. The Discreet business unit uses both software and hardware keys with respect to its systems and software but otherwise does not copy-protect its systems and software. It may be possible for unauthorized third parties to copy the Discreet business unit's products or to reverse-engineer or obtain and use information that the Discreet business unit regards as proprietary. Competitors may independently develop technologies that are substantially equivalent or superior to the Discreet business unit's technologies.

Attraction and retention of employees
Autodesk's continued growth and success depends significantly on the continued service of highly skilled employees. Competition for these employees in today's marketplace, especially in the technology industries, is intense. Autodesk's ability to attract and retain employees is dependent on a number of factors including its continued ability to grant stock incentive awards, which are described in more detail in Note 6 to the consolidated financial statements. Autodesk may not be successful in continuing to recruit new personnel and to retain existing personnel. The loss of one or more key employees or Autodesk's inability to maintain existing em-ployees or recruit new employees could have a material adverse impact on Autodesk. In addition, Autodesk may experience increased compensation costs to attract and retain skilled personnel.

Disclosures about market risk

Foreign currency exchange risk
The Company's earnings and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. The Company's risk management strategy utilizes forward foreign exchange contracts to manage its exposures of underlying assets, liabilities, and other obligations which exist as part of its ongoing business operations. Contracts are primarily denominated in Swiss francs and Japanese yen. The Company does not enter into any foreign exchange derivative instruments for speculative purposes.

A sensitivity analysis was performed on the Company's hedging portfolio as of January 31, 1999. This analysis indicated that a hypothetical 10 percent appreciation of the U.S. dollar from January 31, 1999, market rates would increase the fair value of the Company's forward contracts by $3.0 million. Conversely, a hypothetical 10 percent depreciation of the dollar from January 31, 1999, market rates would decrease the fair value of the Company's forward contracts by $3.3 million. The Company does not anticipate any material adverse effect on its consolidated financial position, results of operations, or cash flows as a result of these forward foreign exchange contracts.

Interest rate sensitivity
The Company had an investment portfolio of fixed income securities, including those classified as cash equivalents and security deposits, of $179.8 million at January 31, 1999. These securities are subject to interest rate fluctuations and will decrease in market value if interest rates increase.

A sensitivity analysis was performed on the Company's investment portfolio as of January 31, 1999. This sensitivity analysis is based on a modeling technique that measures the hypothetical market value changes that would result from a parallel shift in the yield curve of plus 50, plus 100, or plus 150 basis points over 6-month and 12-month time horizons. The market value changes for a 50, 100, or 150 basis point increase were not material due to the limited duration of the Company's portfolio.

The Company does not use derivative financial instruments in its investment portfolio to manage interest rate risk. The Company places its investments in instruments that meet high credit quality standards, as specified in its investment policy guidelines, which limits the amount of credit exposure to any one issue, issuer, or type of instrument.

Impact of year 2000
Some of the computer programs used by Autodesk in its internal operations rely on time-sensitive software that was written using two digits rather than four to identify the applicable year. These programs may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. Autodesk is currently in the final stages of the project related to information technology ("IT") systems and will continue testing applications throughout its fiscal year 2000, which began on February 1, 1999. Autodesk also continues to complete the remediation of its internal infrastructure and expects to complete the majority of this work by the end of the first quarter of fiscal year 2000. The remaining efforts of this infrastructure remediation in some international offices are partially dependent on third-party products. These third-party products may not be converted in a timely manner or at all, and any failure in this regard may cause Autodesk infrastructure not to function properly.

During fiscal year 1999, Autodesk spent approximately $4 million on the IT year 2000 project. These costs were expensed as incurred in accordance with EITF 96-14, "Accounting for the Costs Associated with Modifying Computer Software for the Year 2000." Autodesk expects to spend an additional $2 million to $3 million to complete this project. All expenditures to date have been captured either in prior year or current year budgets. Autodesk believes that the key components of the IT year 2000 project have been either replaced or remediated. Throughout the remainder of fiscal year 2000, Autodesk will continue to work on business continuity plans which include the documentation and testing of manual processes to address any potential future issues related to the year 2000. Further, Autodesk estimates that if any component of the current systems fail due to year-2000-related issues, Autodesk would be able to divert people and systems traffic, causing delays between one and three days in service interruptions and processing Autodesk information. Autodesk has a contingency plan in place to prevent the loss of critical data, which includes the backup of all critical data-proc essing interactions and a disaster recovery plan. There can be no assurance, however, that there will not be a delay in the completion of these procedures or that the cost of such procedures will not exceed original estimates, either of which could have a material adverse effect on future results of operations.

In addition to correcting the business and operating systems it uses in the ordinary course of business as described above, Autodesk has also reviewed its non-IT systems to determine year 2000 compliance of these systems. Autodesk is in a monitoring program that continually checks the status of all non-IT systems and does not anticipate an adverse impact on service and business capabilities with regard to these non-IT systems. Expenditures related to these monitoring procedures have been minimal and are not expected to be significant in future periods.

Autodesk has also tested and continues to test all products it currently produces internally for sale to third parties to determine year 2000 compliance. During fiscal year 1999, Autodesk spent approximately $600,000 on a year 2000 compliance testing program related to its products and expects to spend an additional $300,000 to $800,000 to complete this project. Products currently sold either have been found to be substantially compliant or are currently being tested for compliance. However, many Autodesk products run on operating systems or hardware produced and sold by third-party vendors. There can be no assurance that these operating systems or hardware will be converted in a timely manner or at all, and any failure in this regard may cause Autodesk products not to function as designed. Autodesk will continue to evaluate each product in the currently supported inventory. Any future costs associated with ensuring that Autodesk's products are compliant with the year 2000 are not expected to have a material impact on Autodesk's results of operations or financial position. Furthermore, commentators have stated that a significant amount of litigation may arise out of year 2000 compliance issues, and Autodesk is aware of a growing number of lawsuits against other software vendors. Because of the unprecedented nature of such litigation, it is uncertain whether and to what extent Autodesk may be affected by it.

Single European currency
Effective January 1, 1999, 11 of the 15 member countries of the European Union have adopted the euro as their legal currency. On that date, the participating countries established fixed euro conversion rates between their existing sovereign currencies and the euro. The euro now trades on currency exchanges and is available for noncash transactions. As of February 1, 1999, Autodesk's internal systems have the ability to price and invoice customers in the euro. Autodesk is also engaging in foreign exchange and hedging activities in the euro. Autodesk will continue to modify the internal systems that will be affected by this conversion during fiscal year 2000, and it does not expect the costs of further system modifications to be material. There can be no assurance, however, that Autodesk will be able to complete such modifications to comply with euro requirements, which could have a material adverse effect on Autodesk's operating results. Autodesk will continue to evaluate the impact of the introduction of the euro on its foreign exchange and hedging activities, functional currency designations, and pricing strategies in the new economic environment. In addition, Autodesk faces risks to the extent that banks and vendors upon whom Autodesk relies and their suppliers are unable to make appropriate modifications to support Autodesk's operations with respect to euro transactions. While Autodesk will continue to evaluate the impact of the euro, management does not believe its introduction will have a material adverse effect upon Autodesk's results of operations or financial condition.

Risks associated with acquisitions and investments
Autodesk periodically acquires or invests in businesses, software products, and technologies which are complementary to Autodesk's business through strategic alliances, debt and equity investments, joint ventures, and the like. The risks associated with such acquisitions or investments include, among others, the difficulty of assimilating the operations and personnel of the companies, the failure to realize anticipated synergies, and the diversion of management's time and attention. In addition, such investments and acquisitions may involve significant transaction-related costs. There can be no assurance that the Company will be successful in overcoming such risks or that such investments and acquisitions will not have a material adverse impact on the Company's business, financial condition, or results of operations. In addition, such investments and acquisitions may contribute to potential fluctuations in quarterly results of operations due to merger-related costs and charges associated with eliminating redundant expenses or write-offs of impaired assets recorded in connection with acquisitions, any of which could negatively impact results of operations for a given period or cause lack of linearity quarter to quarter in the Company's operating results and financial condition.

As further described in Note 10 to the consolidated financial statements, on May 4, 1998, the Company acquired the mechanical applications business of Genius for approximately $69 million in cash, which includes fees and expenses. As discussed in Note 12, on March 16, 1999, the Company acquired Discreet Logic Inc. ("Discreet"), in a business combination accounted for as a pooling of interests. There can be no assurance that the anticipated benefits of the Genius acquisition, the Discreet acquisition, or any future acquisitions will be realized.

Failure to achieve beneficial synergies from Discreet acquisition
Autodesk has acquired Discreet with the expectation that the acquisition will result in beneficial synergies. These include mutual benefits from complementary strengths in the 3D modeling and animation tools markets, the competitive advantages resulting from offering a comprehensive suite of integrated product offerings, combined industry experience and market knowledge, and shared distribution channels. Achieving these anticipated synergies will depend on a number of factors including, without limitation, the successful integration of Autodesk's and Discreet's operations and general and industry-specific economic factors. Even if Autodesk and Discreet are able to integrate their operations and economic conditions remain unchanged, the anticipated synergies may not be achieved. The failure to achieve such synergies could have a material adverse effect on Autodesk's business, results of operations, and financial condition.

Integration of Discreet's operations and technologies
Achieving the anticipated benefits of the Discreet acquisition will depend in part upon whether the integration of the two companies' businesses is accomplished in an efficient and effective manner, and there can be no assurance as to the extent to which this will occur, if at all. The combination of the two companies will require, among other things, integration of the companies' respective operations, products, technologies, management information systems, distribution channels, and key personnel and the coordination of their sales, marketing, and research and development efforts. In particular, Autodesk will be required to integrate its existing sales channel, which consists principally of independent resellers, with Discreet's sales force, which typically sells product directly to customers. As a result of these and other factors, the integration may not be accomplished smoothly or successfully, if at all. If significant difficulties are encountered in the integration of the existing operations, products, or technologies or the development of new products and technologies, resources could be diverted from new product development, and delays in new product introductions could occur. Compared to Autodesk's products, Discreet's products have traditionally experienced longer, more complex sales cycles. Autodesk may not be able to take full advantage of the combined sales efforts. In addition, the difficulties of integrating Autodesk and Discreet may be increased by the necessity of coordinating organizations with distinct corporate cultures and widely dispersed operations in two different countries. The integration of operations and technologies of these entities is a significant challenge to Autodesk management and will require substantial effort and dedication of management and other personnel, which may distract their attention from the day-to-day business of these entities, the development or acquisition of new technologies, and the pursuit of other business opportunities. In addition, certain Discreet(TM) product offerings currently include computer hardware, which may present business issues as to which Autodesk management has limited experience. Failure to successfully accomplish the integration of the two companies' operations, technologies, and personnel would likely have a material adverse effect on Autodesk's business, financial condition and results of operations. In addition, during the period of integration, aggressive competitors may undertake initiatives to attract customers or employees through various incentives, which could have a material adverse effect on the business, results of operations, and financial conditions of Autodesk.

Discreet's customers
Discreet's customers may not continue their current buying patterns in light of the acquisition. Certain customers may defer purchasing decisions as they evaluate the acquisition, other recent acquisitions and product announcements in the multimedia and design software industries, Autodesk's postacquisition product strategy, current and anticipated product offerings of competitors, and any other outside forces which may affect customer buying patterns. Customers may ultimately decide to purchase competitors' products in lieu of Discreet products. Historically, Discreet and Autodesk have had significantly different types of customers. These different customer types may evaluate postacquisition Autodesk differently. The decision of customers to defer their purchasing decisions or to purchase products elsewhere could have a material adverse effect on Autodesk's business, results of operations, and financial condition.

Integration of operations of a non-U.S. company Cross-border acquisitions entail certain special risks beyond those normally encountered in a domestic acquisition. These include the difficulty of integrating employees from a different corporate culture into the acquiring organization; the need to understand different incentives that motivate employees in a non-U.S. company; the greater difficulty of transplanting the acquiring company's corporate culture to an organization that is physically distant; and the difficulty and expense of relocating employees from one country to another in the event of an internal group restructuring following an acquisition. These factors can reduce the likelihood of the long-term success of a cross-border acquisition. Although Autodesk derives the majority of its revenues from non-U.S. sales and has significant operations outside the United States, it has limited experience integrating the management, sales, product development, and marketing organizations of a significant non-U.S. business with its existing operations. Although Discreet has sales and marketing operations in the United States and derives a significant portion of its revenue from U.S. sales, its management and product development personnel are predominantly based in Canada. Autodesk may not be able to successfully integrate the personnel and operations of Discreet into the existing Autodesk organization.

Single market for Discreet's product offerings; risks associated with expansion into new markets To date, Discreet's products have been purchased primarily by creative professionals for use in production and postproduction in the film and video industries. In order for Autodesk's Discreet business unit to achieve sustained growth, the market for Discreet's product offerings must continue to develop, and Autodesk must expand this market to include additional applications within the film and video industries and develop new products for use in related markets. Discreet recently announced its multiplatform software initiative to develop and market software across Apple Macintosh, Microsoft Windows NT, and Unix operating systems, in addition to its existing real-time turnkey systems solutions, targeted at two new market segments: institutional customers and prosumers (professional consumers). While Autodesk believes that the market recognition which Discreet achieved through sales of Flame/R/, Smoke/R/, effect*, Inferno/R/, and Fire/R/ systems to creative professionals will facilitate Autodesk's marketing efforts in new markets, Autodesk's Discreet business unit may not be able to successfully develop and market systems and software for other markets, and, even if it does so, such systems and software may not be accepted at a rate, and in levels, sufficient to maintain growth. Further, the distribution channels, technical requirements, and levels and bases of competition in other markets are different than those in the Discreet business unit's current market, so the Discreet business unit may not be able to compete favorably in those markets.

CONSOLIDATED STATEMENT OF INCOME

(In thousands, except per share data)                                 Fiscal year ended January 31,

                                                                        1999      1998 (restated)     1997
                                                                      ----------  --------------- ---------
Net revenues                                                          $  740,167   $  617,126     $ 496,693
                                                                      ----------  --------------- ---------
Costs and expenses:
                                                                      ----------  --------------- ---------
       Cost of revenues                                                   76,364       71,338        64,217
                                                                      ----------  --------------- ---------
       Marketing and sales                                               260,553      237,107       199,939
                                                                      ----------  --------------- ---------
       Research and development                                          142,806      122,432        93,702
                                                                      ----------  --------------- ---------
       General and administrative                                        123,622       88,900        74,280
                                                                      ----------  --------------- ---------
       Nonrecurring charges                                               21,985       22,187         4,738
                                                                      ----------  --------------- ---------
       Litigation accrual reversal                                       (18,200)          --            --

               Total costs and expenses                                  607,130      541,964       436,876
                                                                      ----------  --------------- ---------
Income from operations                                                   133,037       75,162        59,817
                                                                      ----------  --------------- ---------
Interest and other income, net                                            13,523        9,644         6,695
                                                                      ----------  --------------- ---------

Income before income taxes                                               146,560       84,806        66,512
                                                                      ----------  --------------- ---------
Provision for income taxes                                                55,921       39,635        24,941
                                                                      ----------  --------------- ---------

Net income                                                            $   90,639   $   45,171     $  41,571
                                                                      ----------  --------------- ---------

Basic net income per share                                            $     1.94   $     0.97     $    0.91
                                                                      ----------  --------------- ---------

Diluted net income per share                                          $     1.85   $     0.91     $    0.88
                                                                      ----------  --------------- ---------

Shares used in computing basic net income per share                       46,640       46,760        45,540
                                                                      ----------  --------------- ---------
Shares used in computing diluted net income per share                     48,910       49,860        47,190
                                                                      ----------  --------------- ---------

See accompanying notes.

CONSOLIDATED BALANCE SHEET


(In thousands)                                                                                   January 31,


                                                                                                    1999          1998 (restated)
                                                                                                 --------------  -----------------
Assets
                                                                                                 --------------  -----------------
Current assets:
                                                                                                 --------------  -----------------
     Cash and cash equivalents                                                                      $  209,174    $   96,089
                                                                                                 --------------  -----------------
     Marketable securities                                                                             102,756       100,399
                                                                                                 --------------  -----------------
     Accounts receivable, net of allowance for doubtful accounts of $6,805 ($7,136 in 1998)             91,847        60,856
                                                                                                 --------------  -----------------
     Inventories                                                                                         7,594         7,351
                                                                                                 --------------  -----------------
     Deferred income taxes                                                                              20,323        27,577
                                                                                                 --------------  -----------------
     Prepaid expenses and other current assets                                                          18,795        15,430
                                                                                                 --------------  -----------------

          Total current assets                                                                         450,489       307,702
                                                                                                 --------------  -----------------

Marketable securities, including a restricted balance of $18,000 in 1998                                66,265       104,831
                                                                                                 --------------  -----------------
Computer equipment, furniture, and leasehold improvements:
                                                                                                 --------------  -----------------
     Computer equipment and furniture                                                                  116,467       117,434
                                                                                                 --------------  -----------------
     Leasehold improvements                                                                             22,947        20,505
                                                                                                 --------------  -----------------
     Accumulated depreciation                                                                          (99,747)      (98,800)
                                                                                                 --------------  -----------------

          Net computer equipment, furniture, and leasehold improvements                                 39,667        39,139
                                                                                                 --------------  -----------------
Purchased technologies and capitalized software, net of accumulated amortization of $46,344
($29,471 in 1998)                                                                                       30,559        33,373
                                                                                                 --------------  -----------------
Goodwill                                                                                                70,348        44,982
                                                                                                 --------------  -----------------
Deferred income taxes                                                                                   11,417        13,782
                                                                                                 --------------  -----------------
Other assets                                                                                            25,132        19,681
                                                                                                 --------------  -----------------

                                                                                                    $  693,877    $  563,490
                                                                                                 --------------  -----------------
Liabilities and stockholders' equity
                                                                                                 --------------  -----------------
Current liabilities:
                                                                                                 --------------  -----------------
     Accounts payable                                                                               $   27,431    $   26,417
                                                                                                 --------------  -----------------
     Accrued compensation                                                                               45,253        34,962
                                                                                                 --------------  -----------------
     Accrued income taxes                                                                               91,085        76,465
                                                                                                 --------------  -----------------
     Deferred revenues                                                                                  17,349        18,934
                                                                                                 --------------  -----------------
     Other accrued liabilities                                                                          50,481        42,709
                                                                                                 --------------  -----------------
          Total current liabilities                                                                    231,599       199,487
                                                                                                 --------------  -----------------
Deferred income taxes                                                                                      378           481
                                                                                                 --------------  -----------------
Litigation accrual                                                                                          --        29,328
                                                                                                 --------------  -----------------
Other liabilities                                                                                        1,658         1,255
                                                                                                 --------------  -----------------
Commitments and contingencies
                                                                                                 --------------  -----------------
Stockholders' equity:
                                                                                                 --------------  -----------------
     Common stock, $0.01 par value; 250,000 shares authorized, 47,342 issued and
     outstanding (45,465 in 1998)                                                                      361,611       299,315
                                                                                                 --------------  -----------------
     Accumulated other comprehensive income                                                             (9,379)      (16,078)
                                                                                                 --------------  -----------------
     Retained earnings                                                                                 108,010        49,702
                                                                                                 --------------  -----------------
          Total stockholders' equity                                                                   460,242       332,939
                                                                                                 --------------  -----------------

                                                                                                    $  693,877    $  563,490

                                                                                                 --------------  -----------------

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS


(In thousands)                                                             Fiscal year ended January 31,


                                                                           1999         1998(restated)   1997
                                                                        -------------   ------------  ----------
Operating activities
                                                                        -------------   ------------  ----------
Net income                                                                 $   90,639    $   45,171   $   41,571
                                                                        -------------   ------------  ----------
Adjustments to reconcile net income to net cash provided by
 operating activities:
                                                                        -------------   ------------  ----------
     Depreciation and amortization                                             63,177        49,947       34,833
                                                                        -------------   ------------  ----------
     Charge for acquired in-process research and development                   13,100        22,187        4,738
                                                                        -------------   ------------  ----------
     Litigation and related interest accrual reversal                         (20,900)           --           --
                                                                        -------------   ------------  ----------
     Net gain on disposition of business unit                                  (1,307)           --           --
                                                                        -------------   ------------  ----------
     Loss on disposal of long-lived assets                                      3,531            --           --
                                                                        -------------   ------------  ----------
     Changes in operating assets and liabilities, net of
     business combinations:
                                                                        -------------   ------------  ----------
          Accounts receivable                                                 (30,991)        8,829       25,365
                                                                        -------------   ------------  ----------
          Inventories                                                             (93)          534        2,345
                                                                        -------------   ------------  ----------
          Deferred income taxes                                                 9,516       (10,947)        (785)
                                                                        -------------   ------------  ----------
          Prepaid expenses and other current assets                            (3,365)        1,501          890
                                                                        -------------   ------------  ----------
          Accounts payable and accrued assets                                   8,808        40,125       (4,318)
                                                                        -------------   ------------  ----------
          Accrued income taxes                                                 14,620         1,265        9,544
                                                                        -------------   ------------  ----------

Net cash provided by operating acivities                                      146,735       158,612      114,183
                                                                        -------------   ------------  ----------

Investing activities
                                                                        -------------   ------------  ----------
Purchases of available-for-sale marketable securities                        (838,591)   (1,102,015)    (683,550)
                                                                        -------------   ------------  ----------
Maturities of available-for-sale marketable securities                        874,800     1,126,174      604,727
                                                                        -------------   ------------  ----------
Purchase of computer equipment, furniture, and leasehold improvement          (30,396)      (15,000)     (17,409)
                                                                        -------------   ------------  ----------
Business combinations, net of cash acquired                                   (69,279)       (5,766)      (9,908)
                                                                        -------------   ------------  ----------
Proceeds from disposition of business unit                                      5,137            --           --
                                                                        -------------   ------------  ----------
Proceeds from disposition of fixed assets                                       2,719            --           --
                                                                        -------------   ------------  ----------
Purchases of software technologies and
 capitalization of software development costs                                  (5,979)      (19,833)        (995)
                                                                        -------------   ------------  ----------
Acquisition of other assets                                                    (6,190)           --           --
                                                                        -------------   ------------  ----------
Other                                                                          (4,771)          (36)      (3,407)
                                                                        -------------   ------------  ----------
Net cash used by investing activities                                         (72,550)      (16,476)    (110,542)
                                                                        -------------   ------------  ----------

Financing activities
                                                                        -------------   ------------  ----------
Proceeds from issuance of common stock                                         90,553        80,059       23,307
                                                                        -------------   ------------  ----------
Repurchase of common stock                                                    (48,866)     (174,907)     (67,269)
                                                                        -------------   ------------  ----------
Dividends paid                                                                (11,722)      (11,290)     (10,879)
                                                                        -------------   ------------  ----------

Net cash provided by (used in) financing activities                            29,965      (106,138)     (54,841)
                                                                        -------------   ------------  ----------

Effect of exchange rate changes on cash                                         8,935        (4,723)     (13,291)
                                                                        -------------   ------------  ----------

Net increase (decrease) in cash and cash equivalents                          113,085        31,275      (64,491)
                                                                        -------------   ------------  ----------
Cash and cash equivalents at beginning of year                                 96,089        64,814      129,305
                                                                        -------------   ------------  ----------

Cash and cash equivalents at end of year                                   $  209,174    $   96,089   $   64,109
                                                                        ==============  ============= ==========
Supplemental disclosure of noncash investing and financing activities:

Common stock received in relation to the equity collar                     $    4,265    $       --   $       --
                                                                        -------------   ------------  ----------

Common stock issued in connection with the acquisition of
 Software                                                                  $       --    $   92,021   $       --
                                                                        -------------   ------------  ----------

See accompanying notes.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY



(In thousands)                          Three-year period ended January 31, 1999

                                                                               Accumulated
                                          Common stock                         other                         Total
                                        --------------------
                                                               Comprehensive   comprehensive   Retained      stockholders'
                                          Shares   Amount      income          Income          earnings      equity
                                        -------- -----------   --------------- -------------  -------------  --------------
Balances, January 31, 1996               46,351  $ 140,765                      $11,095        $ 190,468      $ 342,328
                                        -------- -----------   -----------    -------------   -----------    -----------
Common shares issued under stock option
 and stock purchase plans                   974     20,729                                                       20,729
                                        -------- -----------   -----------    -------------   -----------    -----------
Tax effect of stock options                          2,578                                                        2,578
                                        -------- -----------   -----------    -------------   -----------    -----------
Reclassification of put  warrants        (9,870)                                (54,630)         (64,500)
                                        -------- -----------   -----------    -------------   -----------    -----------
Comprehensive income:
                                        -------- -----------   -----------    -------------   -----------    -----------
   Net income                                                    $ 41,571                         41,571         41,571
                                        -------- -----------   -----------    -------------   -----------    -----------
   Other comprehensive loss, net of tax
                                        -------- -----------   -----------    -------------   -----------    -----------
     Unrealized losses on available-for
      -sale securities, net of
      reclassification adjustments                                   (426)                                         (426)
                                        -------- -----------   -----------    -------------   -----------    -----------
     Foreign currency translation
      adjustment                                                  (20,518)                                      (20,518)
                                        -------- -----------   -----------    -------------   -----------    -----------
   Other comprehensive loss                                       (20,944)      (20,944)
                                        -------- -----------   -----------    -------------   -----------    -----------
Comprehensive income                                             $ 20,627
                                        -------- -----------   -----------    -------------   -----------    -----------
Dividends paid                                                                                   (10,879)       (10,879)
                                        -------- -----------   -----------    -------------   -----------    -----------
Repurchase of common shares              (2,217)    (7,111)                                      (60,158)       (67,269)
                                        -------- -----------   -----------    -------------   -----------    -----------
Balances, January 31, 1997               45,108    147,091                       (9,849)         106,372        243,614
                                        -------- -----------   -----------    -------------   -----------    -----------
Common shares issued under stock
option and stock purchase plans           2,790     63,829                                                       63,829
                                        -------- -----------   -----------    -------------   -----------    -----------
Tax effect of stock options                         16,230                                                       16,230
                                        -------- -----------   -----------    -------------   -----------    -----------
Reclassification of put warrants                     9,870                                        54,630         64,500
                                        -------- -----------   -----------    -------------   -----------    -----------
Shares issued in connection with
business combination                      2,900     92,021                                                       92,021
                                        -------- -----------   -----------    -------------   -----------    -----------
Comprehensive income:
                                        -------- -----------   -----------    -------------   -----------    -----------
   Net income (restated)                                           45,171                         45,171         45,171
                                        -------- -----------   -----------    -------------   -----------    -----------
   Other comprehensive income (loss),
    net of tax:
                                        -------- -----------   -----------    -------------   -----------    -----------
     Unrealized gains on available-
     for-sale securities, net of
     reclassification adjustments                                     362                                           362
                                        -------- -----------   -----------    -------------   -----------    -----------
     Foreign currency translation
     adjustment                                                    (6,591)                                       (6,591)
                                        -------- -----------   -----------    -------------   -----------    -----------
   Other comprehensive loss                                        (6,229)       (6,229)
                                        -------- -----------   -----------    -------------   -----------    -----------
Comprehensive income (restated)                                  $ 38,942
                                        -------- -----------   -----------    -------------   -----------    -----------
Dividends paid                                                                                   (11,290)       (11,290)
                                        -------- -----------   -----------    -------------   -----------    -----------
Repurchase of common shares              (5,333)   (29,726)                                     (145,181)      (174,907)
                                        -------- -----------   -----------    -------------   -----------    -----------
Balances, January 31, 1998(restated)     45,465    299,315                      (16,078)          49,702        332,939
                                        -------- -----------   -----------    -------------   -----------    -----------
Common shares issued under stock option
and stock purchase plans                  3,119     75,084                                                       75,084
                                        -------- -----------   -----------    -------------   -----------    -----------
Tax effect of stock options                         15,469                                                       15,469
                                        -------- -----------   -----------    -------------   -----------    -----------
Comprehensive income:
                                        -------- -----------   -----------    -------------   -----------    -----------
   Net income                                                      90,639                         90,639         90,639
                                        -------- -----------   -----------    -------------   -----------    -----------
   Other comprehensive income, net
   of tax:
                                        -------- -----------   -----------    -------------   -----------    -----------
     Unrealized gains on available-for-
     sale securities, net of
     reclassification adjustments                                     198                                           198
                                        -------- -----------   -----------    -------------   -----------    -----------
     Foreign currency translation
     adjustment                                                     6,501                                         6,501
                                        -------- -----------   -----------    -------------   -----------    -----------
   Other comprehensive income                                       6,699         6,699
                                        -------- -----------   -----------    -------------   -----------    -----------
Comprehensive income                                             $ 97,338
                                        -------- -----------   -----------    -------------   -----------    -----------
Dividends paid                                                                                   (11,722)       (11,722)
                                        -------- -----------   -----------    -------------   -----------    -----------
Repurchase of common shares              (1,242)   (28,257)                                      (20,609)       (48,866)
                                        -------- -----------   -----------    -------------   -----------    -----------
Balances, January 31, 1999               47,342   $361,611                     $ (9,379)        $108,010       $460,242
                                        ======== ===========   ===========    =============   ===========    ===========

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1. SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES


Operations
Autodesk, Inc. ("Autodesk" or the "Company") is a leader in the development and marketing of design and drafting software and multimedia tools, primarily for the business and professional environment. Autodesk's flagship product, AutoCAD, is one of the world's leading computer-aided design ("CAD") tools, with an installed base of 2.1 million seats worldwide.

Principles of consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to the 1997 and 1998 consolidated financial statements to conform to the 1999 presentation.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign currency translation
The asset and liability accounts of foreign subsidiaries are translated from their respective functional currencies at the rates in effect at the balance sheet date, and revenue and expense accounts are translated at weighted average rates during the period. Foreign currency translation adjustments are reflected as a separate component of stockholders' equity. Losses resulting from foreign currency transactions, which are included in interest and other income, were ($405,000), ($68,000), and ($197,000) in fiscal years 1999, 1998, and 1997, respectively.

The Company hedges a portion of its exposure on certain receivables and payables denominated in foreign currencies using forward foreign exchange contracts in European and Asian currencies. Gains and losses associated with exchange rate fluctuations on forward foreign exchange contracts are recorded currently in interest and other income and offset corresponding gains and losses on the foreign currency assets being hedged. The costs of forward foreign exchange contracts are amortized on a straight-line basis over the life of the contract as interest and other income.

Cash and cash equivalents
The Company considers all highly liquid investments with insignificant interest rate risk and original maturities of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

Marketable securities
Marketable securities, consisting principally of high-quality municipal bonds, tax-advantaged money market instruments, and U.S. Treasury notes, are stated at fair value. Marketable securities maturing within one year that are not restricted are classified as current assets.

The Company determines the appropriate classification of its marketable securities at the time of purchase and reevaluates such classification as of each balance sheet date. The Company has classified all of its marketable securities as available-for-sale and carries such securities at fair value, with unrealized gains and losses, net of tax, reported in stockholders' equity until disposition.

Concentration of credit risk
The Company places its cash, cash equivalents, and marketable securities with financial institutions with high credit standing and, by policy, limits the amounts invested with any one institution, type of security, and issuer. Autodesk's accounts receivable are derived from software sales to a large number of resellers and distributors in the Americas, Europe, and the Asia Pacific region. The Company performs ongoing evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary, but generally requires no collateral. Two customers accounted for approximately 11 percent each of consolidated net revenues in fiscal year 1999. No single customer accounted for more than 10 percent of consolidated net revenues in fiscal years 1998 or 1997.

Inventories
Inventories, consisting principally of disks, compact disks (CDs), and user manuals, are stated at the lower of cost (determined on the first-in, first-out method) or market.

Computer equipment, furniture, and leasehold improvements
Computer equipment, furniture, and leasehold improvements are stated at cost. Computer equipment and furniture are depreciated using the straight-line method over the estimated useful lives of the assets, which range from two to five years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life or the lease term. Depreciation expense was $27,078,000, $22,876,000, and $21,252,000 in fiscal years 1999, 1998, and 1997, respectively.

Purchased technologies and capitalized software
Costs incurred in the initial design phase of software development are expensed as incurred. Once the point of technological feasibility is reached, production costs (programming and testing) are capitalized. Certain acquired software-technology rights are also capitalized. Capitalized software costs are amortized ratably as revenues are recognized, but not less than on a straight-line basis over two- to seven-year periods. Amortization expense, which is included as a component of cost of revenues, was $17,609,000, $13,148,000, and $9,563,000 in fiscal years 1999, 1998, and 1997, respectively. The actual lives of the Company's purchased technologies or capitalized software may differ from management's estimates, and such differences could cause carrying amounts of these assets to be reduced materially.

Other assets and goodwill
Amortization of purchased intangibles and goodwill is provided on a straight-line basis over the respective useful lives of the assets, which range from three to ten years. Accumulated amortization was $44,646,000, $28,169,000, and $14,293,000 in fiscal years 1999, 1998, and 1997, respectively. The Company evaluates the realizability and the related periods of amortization of these assets on a regular basis. Amortization expense, which is included as a component of general and administrative expenses, was $18,490,000, $13,923,000, and $4,018,000 in fiscal years 1999, 1998, and 1997, respectively.

Employee stock compensation
The Company accounts for its employee stock plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

Revenue recognition
Autodesk's revenue recognition policy is in compliance with the provisions of the American Institute of Certified Public Accountants' Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"), as amended by Statement of Position 98-4 ("SOP 98-4"). Revenue is recognized at the time of shipment, provided that no significant vendor obligations exist and collection of the resulting receivable is deemed probable. A portion of revenues related to certain customer consulting and training obligations is deferred.

With the exception of certain European distributors, agreements with the Company's VARs do not contain specific product-return privileges. However, Autodesk permits its VARs to return product in certain instances, generally during periods of product transition and during update cycles.

Autodesk establishes allowances for product returns, including allowances for stock balancing and product rotation, based on estimated future returns of product and after taking into consideration channel inventory levels at its resellers, the timing of new product introductions, and other factors. These allowances are recorded as direct reductions of revenue and accounts receivable. While the Company maintains strict measures to monitor channel inventories and to provide appropriate allowances, actual product returns may differ from the Company's estimates, and such differences could be material to the consolidated financial statements.

Advertising
Advertising costs are expensed the first time the advertising takes place. Total advertising expenses incurred were $10,469,000, $12,194,000, and $10,830,000 during fiscal years 1999, 1998, and 1997, respectively.

Royalties
The Company licenses software used to develop components of certain software products. Royalties are payable to developers of the software at various rates and amounts generally based on unit sales or revenues. Royalty expense was $6,375,000, $7,640,000, and $8,000,000 in fiscal years 1999, 1998, and 1997, respectively. Such costs are included as a component of cost of revenues.

Net income per share
The Company computes net income per share in accordance with Financial Accounting Standards Board Statement No. 128, "Earnings Per Share"

("SFAS 128"). SFAS 128 requires companies to pre-sent both basic net income per share and diluted net income per share. Basic net income per share excludes dilutive common stock equivalents and is calculated as net income divided by the weighted average common shares outstanding. Diluted net income per share is computed using the weighted average number of outstanding common shares and dilutive common stock equivalents outstanding during the period. A reconciliation of the numerators and denominators used in the basic and diluted net income per share amounts follows:

(In thousands)                 Fiscal year ended January 31,

                                                                     1999         1998 (restated)       1997
                                                                     ---------    ----------------      ----------
Numerator:

       Numerator for basic and diluted net income per
 share--net income                                                    $  90,639     $    45,171          $  41,571
                                                                      ---------     -----------          ---------
Denominator:
       Denominator for basic net income per share--weighted
average shares                                                           46,640          46,760             45,540
                                                                      ---------     -----------          ---------
       Effect of dilutive common stock options                            2,270           3,100              1,650
                                                                      ---------     -----------          ---------
Denominator for diluted net income per share                             48,910          49,860             47,190
                                                                      ---------     -----------          ---------

See Note 13 for related quarterly financial data amounts.

Stock options to purchase 3.2 million, 1.9 million, and 4.8 million shares of common stock in fiscal years 1999, 1998, and 1997, respectively, were outstanding but not included in the computation of diluted net income per share because the option exercise price was greater than the average market price of the common shares.

Recently issued accounting standards
In December 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-9 ("SOP 98-9"), which amends certain provisions of SOP 97-2 and extends the deferral of the application of certain passages of SOP 97-2 provided by SOP 98-4 until the beginning of Autodesk's fiscal year 2001. Autodesk does not expect the adoption of this standard to have a material effect on its consolidated operating results or financial position.

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). The statement requires Autodesk to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. SFAS 133 is effective as of the beginning of Autodesk's fiscal year 2001. Autodesk is currently evaluating the impact of SFAS 133 on its financial statements and related disclosures.

In the first quarter of fiscal year 1999, the Company adopted the provisions of the AICPA's SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This standard requires companies to capitalize qualifying computer software costs which are incurred during the application development stage and amortize them over the software's estimated useful life. The adoption of this standard did not have a material effect on the Company's consolidated operating results or financial position in fiscal year 1999.

Restatement
As described in Note 10, the acquisition of Softdesk, Inc. ("Softdesk"), was accounted for as a business combination using the purchase method of accounting. In accordance with Accounting Principles Board Opinion No. 16, "Accounting for Business Combinations," the cost of the Softdesk acquisition was allocated to the assets acquired and the liabilities assumed (including in-process research and development) based on their estimated fair values using valuation methods believed to be appropriate at the time. The amounts allocated to in-process research and development of $55.1 million was expensed in the first quarter of fiscal year 1998 (the period in which the acquisition was consummated) in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Meth-od." Subsequent to the Securities and Exchange Commission's letter to the AICPA dated September 9, 1998, regarding its views on in-process research and development ("IPR&D"), the Company has reevaluated its IPR&D charges on the Softdesk acquisition, revised the purchase price allocation, and restated its financial statements. As a result, Autodesk made adjustments to decrease the amounts previously expensed as IPR&D and increase the amounts capitalized as goodwill and other intangibles relating to the Softdesk acquisition by $35.9 million.

The effect of this adjustment on previously reported consolidated financial statements as of and for the year ended January 31, 1998, is as follows:

 (In thousands, except per share data)
                                                             As reported   As restated
                                                             -----------   -----------
 Nonrecurring charges                                        $    58,087   $    22,187
                                                             -----------   -----------
 General and administrative                                       83,287        88,900
                                                             -----------   -----------
 Cost of revenues                                                 70,858        71,338
                                                             -----------   -----------
 Income from operations                                           45,355        75,162
                                                             -----------   -----------
 Net income                                                       15,364        45,171
                                                             -----------   -----------
 Basic net income per share                                  $      0.33   $      0.97
                                                             -----------   -----------
 Diluted net income per share                                       0.31          0.91
                                                             -----------   -----------
 Purchased technologies and capitalized software, net             31,553        33,373
                                                             -----------   -----------
 Goodwill, net                                                    16,995        44,982
                                                             -----------   -----------
 Retained earnings                                                19,895        49,702
                                                             -----------   -----------


NOTE 2. FINANCIAL INSTRUMENTS

Fair values of financial instruments
Estimated fair values of financial instruments are based on quoted market prices. The carrying amounts and fair value of the Company's financial instruments are as follows:

 (In thousands)                     January 31, 1999           January 31, 1998

                                    Carrying                   Carrying
                                    amount        Fair value   amount       Fair value
                                    ----------    ----------   ---------    ----------
 Cash and cash
 equivalents                        $  209,174    $  209,174      96,089        96,089
                                    ----------    ----------   ---------    ----------
 Marketable securities                 169,021       169,021     205,230       205,230
                                    ----------    ----------   ---------    ----------
 Forward foreign
 currency contracts                        (80)          (80)       (124)         (124)
                                    ----------    ----------   ---------    ----------

Foreign currency contracts
The Company utilizes derivative financial instruments in the form of forward foreign exchange contracts only for the purpose of hedging foreign currency market exposures of underlying assets, liabilities, and other obligations which exist as a part of its ongoing business operations. The Company, as a matter of policy, does not engage in trading or speculative transactions. In general, instruments used as hedges must be effective at reducing the foreign currency risk associated with the underlying transaction being hedged and must be designated as a hedge at the inception of the contract. Substantially all forward foreign currency contracts entered into by the Company have maturities of 60 days or less. The Company uses the forward contracts only as hedges of existing transactions. Amounts receivable and payable on forward foreign exchange contracts are recorded as other current assets and other accrued liabilities, respectively. For these contracts, mark-to-market gains and losses are recognized as other income or expense in the current period, generally consistent with the period in which the gain or loss of the underlying transaction is recognized. Cash flows associated with derivative transactions are classified in the statement of cash flows in a manner consistent with those of the transactions being hedged. The notional amounts of foreign currency contracts were $31.2 million and $38.8 million at January 31, 1999 and 1998, respectively, and were predominantly to buy Swiss francs. While the contract or notional amount is often used to express the volume of foreign exchange contracts, the amounts potentially subject to credit risk are generally limited to the amounts, if any, by which the counterparties' obligations under the agreements exceed the obligations of the Company to the counterparties.

Marketable securities
Marketable securities include the following available-for-sale securities at January 31, 1999 and 1998:

(In thousands)                   January 31, 1999


                                               Gross        Gross
                                               unrealized   unrealized   Estimated
                                 Cost          gains        losses       fair value
                                 ------------  -----------  -----------  ------------
 Short-term:
                                 ------------  -----------  -----------  ------------
        Municipal bonds          $     90,655  $       157  $        --  $     90,812
                                 ------------  -----------  -----------  ------------
        Preferred stock                10,000           --           --        10,000
                                 ------------  -----------  -----------  ------------
        Treasury bills                  1,944           --           --         1,944
                                 ------------  -----------  -----------  ------------

                                      102,599          157           --       102,756
                                 ------------  -----------  -----------  ------------
 Long-term:
                                 ------------  -----------  -----------  ------------
        Municipal bonds                65,247        1,018           --        66,265
                                 ------------  -----------  -----------  ------------
                                       65,247        1,018           --        66,265
                                 ------------  -----------  -----------  ------------

                                 $    167,846  $     1,175  $        --  $    169,021
                                 ------------  -----------  -----------  ------------

                                 January 31, 1998

                                               Gross        Gross
                                               unrealized   unrealized   Estimated
                                 Cost          gains        losses       fair value
                                 ------------  -----------  -----------  ------------
Short-term:
                                 ------------  -----------  -----------  ------------
        Municipal bonds          $     24,383  $        --  $       (22) $     24,361
                                 ------------  -----------  -----------  ------------
        Treasury bills                  9,994            2           --         9,996
                                 ------------  -----------  -----------  ------------
        Preferred stock                 2,000           --           --         2,000
                                 ------------  -----------  -----------  ------------
        Money market deposits          64,042           --           --        64,042
                                 ------------  -----------  -----------  ------------

                                      100,419            2          (22)      100,399
                                 ------------  -----------  -----------  ------------
Long-term:
                                 ------------  -----------  -----------  ------------
        Municipal bonds                85,911          935           --        86,846
                                 ------------  -----------  -----------  ------------
        U.S. Treasury bills            17,987           --           (2)       17,985
                                 ------------  -----------  -----------  ------------

                                      103,898          935           (2)      104,831
                                 ------------  -----------  -----------  ------------

                                 $    204,317  $       937  $       (24) $    205,230
                                 ------------  -----------  -----------  ------------

Long-term U.S. Treasury bills included a restricted balance of $18.0 million at January 31, 1998 (see Note 4). The contractual maturities of Autodesk's short-term marketable securities at January 31, 1999, were one year or less while the Company's long-term marketable securities had contractual maturities as follows: $10.5 million between one and two years; $24.1 million maturing in three years; $15.7 million maturing in four to five years; and $15.9 million beyond five years. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay or call obligations without prepayment penalties. Realized gains and losses on sales of available-for-sale securities were immaterial in fiscal years 1999, 1998, and 1997. The cost of securities sold is based on the specific identification method.

NOTE 3. INCOME TAXES
The provision for income taxes consists of the following:

 (In thousands)                                        Fiscal year ended January 31,

                                                      1999          1998         1997
                                                      ------------  -----------  -----------
 Federal:
                                                      ------------  -----------  -----------
     Current                                          $     30,522  $    31,749  $     5,546
                                                      ------------  -----------  -----------
     Deferred                                                7,216       (7,978)       1,133
                                                      ------------  -----------  -----------
 State:
                                                      ------------  -----------  -----------
     Current                                                 3,600        5,594        4,796
                                                      ------------  -----------  -----------
     Deferred                                                1,078       (1,398)      (1,148)
                                                      ------------  -----------  -----------
 Foreign:
                                                      ------------  -----------  -----------
     Current                                                12,480       14,083       15,503
                                                      ------------  -----------  -----------
     Deferred                                                1,025       (2,415)        (889)
                                                      ------------  -----------  -----------

                                                      $     55,921  $    39,635  $    24,941
                                                      ------------  -----------  -----------

The principal reasons that the aggregate income tax provisions differ from the U.S. statutory rate of 35 percent are as follows:

(In thousands)                                        Fiscal year ended January 31,


                                                      1999          1998         1997
                                                      ------------  -----------  -----------
 Income tax provision at statutory rate               $     51,296  $    29,682  $    23,279
                                                      ------------  -----------  -----------
 Foreign income taxed at rates different from the
 U.S. statutory rate                                        (4,197)      (1,005)      (1,644)
                                                      ------------  -----------  -----------
 State income taxes, net of  federal benefit                 3,041        2,727        2,371
                                                      ------------  -----------  -----------
 Tax-exempt interest                                        (2,087)      (2,031)      (1,348)
                                                      ------------  -----------  -----------
 Acquired in-process research and development                3,973        6,720        1,130
                                                      ------------  -----------  -----------
 Goodwill amortization                                       4,005        3,597          695
                                                      ------------  -----------  -----------
 Other                                                        (110)         (55)         458
                                                      ------------  -----------  -----------

                                                      $     55,921  $    39,635  $    24,941
                                                      ------------  -----------  -----------

Significant sources of the Company's deferred tax assets and liabilities are as follows:

(In thousands)                                                      January 31,


                                                                    1999         1998
                                                                    -----------  -----------
 Accrued state income taxes                                         $       410  $     5,667
                                                                    -----------  -----------
 Accrued legal judgment, including accrued interest                       1,598       13,863
                                                                    -----------  -----------
 Reserves for product returns and bad debts                               6,902        9,728
                                                                    -----------  -----------
 Accrued compensation and benefits                                        4,705        3,809
                                                                    -----------  -----------
 Purchased technology and capitalized software                           13,580       11,079
                                                                    -----------  -----------
 Unremitted earnings of certain subsidiaries                             (6,018)      (6,018)
                                                                    -----------  -----------
 Fixed assets                                                             4,389         (693)
                                                                    -----------  -----------
 Other, net                                                               5,796        3,443
                                                                    -----------  -----------

       Net deferred tax assets                                      $    31,362  $    40,878
                                                                    -----------  -----------

The tax benefit associated with dispositions from employee stock plans reduced taxes currently payable for fiscal years 1999, 1998, and 1997 by $15,469,000, $16,230,000, and $2,578,000, respectively. No provision has been made for federal income taxes on unremitted earnings of certain of the Company's foreign subsidiaries (cumulative $251 million at January 31, 1999) because the Company plans to reinvest all such earnings for the foreseeable future. At January 31, 1999, the unrecognized deferred tax liability for these earnings was approximately $72.0 million. Foreign pretax income was $97.1 million, $55.1 million, and $45.0 million in fiscal years 1999, 1998, and 1997, respectively.

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

Cash payments for income taxes were approximately $17,236,000, $33,272,000, and $13,605,000 for fiscal years 1999, 1998, and 1997, respectively.

NOTE 4. LITIGATION ACCRUAL REVERSAL
In December 1994, a $25.5 million judgment was entered into against the Company on a claim of trade-secret misappropriation brought by Vermont Microsystems, Inc. ("VMI"). The initial judgment and related expenses were accrued in fiscal year 1995, as well as interest expense in subsequent periods in accordance with this judgment. The Company was required by statute to post collateral approximating the amount of the initial judgment plus accrued interest. In May 1997, the escrow account was reduced to $17.3 million, with interest to accrue. At January 31, 1998, the Company's long-term marketable securities included a balance of $18.0 million, which was restricted as to its use until final adjudication of the matter.

The Company appealed the decision, and in May 1998, final judgment was entered in the VMI litigation in the amount of $7.8 million plus accrued interest. Following entry of judgment, the Company made a final payment of approximately $8.4 million, including interest to VMI. During the second quarter of fiscal year 1999, the Company recognized $18.2 and $2.7 million as operating income and interest income, respectively, to reflect the remaining unutilized litigation and related interest accruals.

NOTE 5. COMMITMENTS AND CONTINGENCIES
The Company leases office space and equipment under noncancelable lease agreements. The leases generally provide that the Company pay taxes, insurance, and maintenance expenses related to the leased assets. Future minimum lease payments for fiscal years ended January 31 are as follows: $21.7 million in 2000; $17.1 million in 2001; $11.4 million in 2002; $9.2 million in 2003; $5.9 million in 2004; and $19.2 million thereafter.

Rent expense was $23,238,000, $17,729,000, and $17,358,000 in fiscal years 1999,
1998, and 1997, respectively.

The Company has a line of credit permitting short-term, unsecured borrowings of up to $40 million, which may be used from time to time to facilitate short-term cash flow. There were no borrowings under this agreement at January 31, 1999, which expires in January 2000.

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

(Shares in thousands)

                                                                                              Weighted
                                                                                              average
                                                            Number of                         price per
                                                            shares       Price per share      share
                                                            -----------  ------------------   -----------
 Options outstanding at January 31, 1996                    $    8,691   $ 13.38 - $ 49.25    $     28.75
                                                            ----------   -----------------   ------------
     Granted                                                     5,271      0.01 -   42.00          29.99
                                                           -----------  ------------------    -----------
     Exercised                                                    (651)     0.01 -   38.25          19.66
                                                           -----------  ------------------    -----------
     Canceled                                                     (598)    16.25 -   49.25          36.98
                                                           -----------  ------------------    -----------
 Options outstanding at January 31, 1997                        12,713   $  0.01 - $ 49.25    $     28.11
                                                           -----------  ------------------    -----------
     Granted                                                     3,411      0.01 -   48.38          34.62
                                                           -----------  ------------------    -----------
     Assumed via acquisitions                                      306      0.34 -   36.40          23.72
                                                           -----------  ------------------    -----------
     Exercised                                                  (2,304)     0.01 -   49.25          23.15
                                                           -----------  ------------------    -----------
     Canceled                                                     (908)    13.38 -   49.25          33.22
                                                           -----------  ------------------    -----------

 Options outstanding at January 31, 1998                        13,218   $   0.01 - $ 49.25   $     30.20
                                                           -----------   ------------------   -----------
     Granted                                                     3,061       0.01 -   47.94         36.76
                                                           -----------   ------------------   -----------
     Exercised                                                  (2,499)      0.01 -   49.25         25.22
                                                           -----------   ------------------   -----------
     Canceled                                                     (909)     13.38 -   49.25         35.66
                                                           -----------   ------------------   -----------

 Options outstanding at                                         12,871   $   0.01 - $ 49.25   $     32.34
                                                           -----------   ------------------   -----------

 Options exercisable at January 31, 1999                         6,498   $   0.01 - $ 49.25   $     30.34
                                                           -----------   ------------------   -----------

 Options available for grant at January 31, 1999                 2,772
                                                           -----------   ------------------   -----------

The following table summarizes information about options outstanding at January 31, 1999.


                                                                                Outstanding
                                                                                options
                                                                                weighted
                                                                   Number of    average       Weighted
                                                                   shares       contractual   average
                                                                   (in          life (in      exercise
                                                                   thousands)   years)        price
                                                                   -----------  ------------  -----------
Range of per share exercise prices:
                                                                   -----------  ------------  -----------
     $   0.01   -  $  24.75                                              3,665          4.87   $    21.29
                                                                   -----------  ------------  -----------
     $  25.38   -  $  36.50                                              4,838          7.46  $     31.73
                                                                   -----------  ------------  -----------
     $  36.75   -  $  49.25                                              4,368          8.30  $     42.29
                                                                   -----------  ------------  -----------

                                                                        12,871          7.01  $     32.34
                                                                   -----------  ------------  -----------

The following table summarizes information about options outstanding and exercisable at January 31, 1999.

                                                                                Number of     Weighted
                                                                                shares        average
                                                                                (in           exercise
                                                                                thousands)    price
                                                                                ------------  -----------
 Range of per share exercise prices:
                                                                                ------------  -----------
     $   0.01-$  24.75                                                                 2,600  $     20.19
                                                                                ------------  -----------
     $  25.38-$  36.50                                                                 2,131  $     30.68
                                                                                ------------  -----------
     $  36.75-$  49.25                                                                 1,767  $     44.88
                                                                                ------------  -----------

                                                                                       6,498  $     30.34
                                                                                ------------  -----------

These options will expire if not exercised at specific dates ranging from February 1999 to January 2009. Prices for options exercised during the three-year period ended January 31, 1999, range from $0.01 to $49.25.

A total of 17.3 million shares of the Company's common stock have been reserved for future issuance under existing stock option programs.

Employee stock purchase plan
The Company has an employee stock purchase plan ("plan") for all employees meeting certain eligibility criteria. Under the plan, eligible employees may purchase shares of the Company's common stock, at their discretion up to 15 percent of their compensation subject to certain limitations, at not less than 85 percent of fair market value as defined in the plan. A total of 2,000,000 shares have been reserved for issuance under the plan plus an annual increase as defined in the plan document. In fiscal years 1999, 1998, and 1997, shares totaling 620,000, 490,000, and 323,000, respectively, were issued under the plan at average prices of $22.77, $21.99, and $24.56 per share. At January 31, 1999, a total of 2,653,000 shares were available for future issuance under the plan.

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

Pro forma information regarding net income and net income per share is required by SFAS No. 123. This information is required to be determined as if the Company had accounted for its employee stock options (including shares issued under the employee stock purchase plan, collectively called "options") granted subsequent to January 31, 1995, under the fair value method of that statement. The fair value of options granted in 1999, 1998, and 1997 reported below has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                                    Employee stock options              Employee stock purchase plan

                                                    1999          1998       1997       1999      1998        1997
                                                    -----------   --------   --------   --------  ---------   --------
 Expected life (in years)                                   2.8        2.6        2.7        0.5        0.5        0.5
                                                    -----------   --------   --------   --------  ---------   --------
 Risk-free interest rate                                    5.2%       6.1%       6.1%       5.1%       5.4%       5.5%
                                                    -----------   --------   --------   --------  ---------   --------
 Volatility                                                0.56       0.52       0.42       0.63       0.50       0.45
                                                    -----------   --------   --------   --------  ---------   --------
 Dividend yield                                             0.7%       0.6%       0.8%       0.7%       0.6%       0.8%
                                                    -----------   --------   --------   --------  ---------   --------

The weighted average estimated fair value of employee stock options granted during fiscal years 1999, 1998, and 1997 was $15.10, $13.50, and $8.34 per share, respectively. The weighted average estimated fair value of shares granted under the employee stock purchase plan during fiscal years 1999, 1998, and 1997 was $9.11, $7.17, and $8.01, respectively.

For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net income for 1999, 1998, and 1997 was $50,541,000, $7,868,000, and
$15,343,000, respectively. Pro forma basic net income per share was $1.08, $0.17, and $0.34 in fiscal years 1999, 1998, and 1997, respectively. Pro forma diluted net income per share were $1.03, $0.16, and $0.30, respectively.

These pro forma amounts include amortized fair values attributed to options granted after January 31, 1995 only, and therefore are not likely to be representative of future pro forma amounts.

Pretax savings plan
The Company has a pretax savings plan covering nearly all U.S. employees that qualify under Section 401(k) of the Internal Revenue Code. Eligible employees may contribute up to 20 percent of their pretax salary, subject to certain limitations. The Company makes voluntary contributions and matches a portion of employee contributions. Company contributions, which may be terminated at the Company's discretion, were $4,623,000, $4,103,000, and $3,068,000 in fiscal years 1999, 1998, and 1997, respectively.

The Company provides defined-contribution plans in certain foreign countries where required by statute. The Company's funding policy for foreign defined-contribution plans is consistent with the local requirements in each country. Company contributions to these plans during fiscal years 1999 and 1998 were $1,654,000 and $1,376,000, respectively. Company contributions to these plans in fiscal year 1997 were not significant.

NOTE 7. STOCKHOLDERS' EQUITY

Preferred stock
The Company's Certificate of Incorporation authorizes 2 million shares of preferred stock, and as of January 31, 1999, none was issued or outstanding. The Board of Directors has the authority to issue the preferred stock in one or more series and to fix rights, preferences, privileges and restrictions, including dividends, and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders.

Common stock repurchase program
During fiscal years 1999, 1998, and 1997, the Company repurchased and retired a total of 600,000, 2,332,500, and 1,659,500 shares of its common stock at average repurchase prices of $42.56, $38.39, and $32.44, respectively, pursuant to an ongoing and systematic repurchase plan ("Systematic Plan") approved by the Company's Board of Directors to reduce the dilutive effect of common shares to be issued under the Company's employee stock plans. In December 1997, the Board of Directors authorized the purchase of an additional 4 million shares under the Systematic Plan.

In August 1996, Autodesk announced another stock repurchase program for the purchase of up to 5 million shares of common stock in open market transactions as market and business conditions warranted -- the "Supplemental Plan." In December 1997, the Board of Directors authorized the purchase of an additional 5 million shares under the Supplemental Plan. The Company could utilize equity options as part of the Supplemental Plan.

In connection with the Supplemental Plan, the Company sold put warrants to an independent third party in September 1996 and purchased call options from the same independent third party. The premiums received with respect to the equity options equaled the premiums paid. Consequently, there was no exchange of cash. The Company exercised the call options, repurchasing 2,000,000 shares of its common stock during the third quarter of fiscal year 1998 for $51 million. The put warrants expired unexercised in September 1997 and were reclassified from put warrants to stockholders' equity during the third quarter of fiscal year 1998. During fiscal years 1999, 1998, and 1997, the Company repurchased and retired a total of 545,000, 1,000,000, and 557,500 shares of its common stock at average repurchase prices of $42.81, $34.37, and $24.09, respectively, subject to the Supplemental Plan.

In December 1997, the Company sold put warrants to an independent third party that entitled the holder of the warrants to sell 1.5 million shares of common stock to the Company at $38.12 per share. Additionally, the Company purchased call options from the same independent third party that entitled the Company to buy 1 million shares at $39.88 per share. The premiums received with respect to the equity options totaled $4.5 million and equaled the premiums paid. Consequently, there was no exchange of cash. The outstanding put warrants at January 31, 1998, permitted a net share settlement at the Company's option. In March 1998, the Company exercised the call option, electing the net share settlement option, and retired approximately 97,000 shares of its common stock. The put warrants expired unexercised.

In connection with the acquisition of Discreet Logic Inc. (see Note 12), in August 1998, the Autodesk Board of Directors rescinded its authorization and terminated the Company's repurchase plans.

NOTE 8. SEGMENTS
During the fiscal year ended January 31, 1999, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for reporting information about a company's operating segments. Prior year amounts have been restated to conform to the current year's presentation.

Management identified the Company's reportable segments based on differences in customer type and distribution method. The Company operates in three segments -- the Design Solutions segment (consisting of the MCAD, AECAD, and GIS market groups), the Personal Solutions Group ("PSG"), and Kinetix. The Design Solutions segment derives revenues from the sales of design software products whose end users include architects, engineers, construction firms, designers, and drafters. The Personal Solutions Group develops and sells design software products for professionals, occasional us-ers, or consumers who design, draft, and diagram. Finally, Kinetix derives revenues from the sale of multimedia products to animation professionals. All segments primarily distribute their respective products through authorized dealers and distributors. The PSG segment also sells its products directly through telemarketing and the Internet.

Autodesk evaluates each segment's performance on the basis of income from operations before income taxes. The Company currently does not separately accumulate and report asset information by market group. Information concerning the operations of the Company's reportable segments is as follows:

(In millions)                       Fiscal year ended
                                    January 31,

                                    1999         1998          1997
                                    -----------  ------------  -----------
Net revenues:
                                    -----------  ------------  -----------
     Design Solutions               $    575.2   $    494.3    $     388.0
                                    -----------  ------------  -----------
     Personal Solutions Group            122.9         89.7           79.2
                                    -----------  ------------  -----------
     Kinetix                              42.1         33.1           29.5
                                    -----------  ------------  -----------

                                    $    740.2   $    617.1    $     496.7
                                    -----------  ------------  -----------

(In millions)                       Fiscal year ended January 31,

                                    1999         1998          1997
                                    -----------  ------------  -----------
Income (loss) from
operations:
                                    -----------  ------------  -----------
     Design Solutions               $    310.3   $    267.6    $     241.0
                                    -----------  ------------  -----------
     Personal Solutions Group             84.1         53.3           50.5
                                    -----------  ------------  -----------
     Kinetix                              10.4         (2.4)          (0.6)
                                    -----------  ------------  -----------
     Unallocated amount /1/             (271.8)      (243.3)        (231.1)
                                    -----------  ------------  -----------

                                    $    133.0   $     75.2    $      59.8
                                    -----------  ------------  -----------

Depreciation and
amortization:
     Design Solutions               $     37.2   $     22.6    $      19.2
                                    -----------  ------------  -----------
     Personal Solutions Group              2.2          0.3             --
                                    -----------  ------------  -----------
     Kinetix                               4.5          7.3            1.2
                                    -----------  ------------  -----------
     Unallocated amounts                  19.3         19.7           14.4
                                    -----------  ------------  -----------

                                    $     63.2    $    49.9    $      34.8

                                    -----------  ------------  -----------

/1/Unallocated amounts in fiscal year 1999 are attributed primarily to corporate expenses of $110.3 million, other geographic costs and expenses which are managed outside the reportable segments of $174.2 million, and nonrecurring income of $12.7 million. Fiscal year 1998 unallocated amounts are primarily related to corporate expenses of $76.6 million and other geographic costs and expenses not allocated to specific segments of $166.7 million. Fiscal year 1997 amounts pertain to corporate expenses of $78.7 million and other geographic costs and expenses of $152.4 million.

Information regarding the Company's operations by geographic area is as follows:



(In millions)                           Fiscal year ended
                                        January 31,

                                    1999          1998         1997
                                    -----------  ------------  -----------
Net revenues:
                                    -----------  ------------  -----------
     United States customers        $   298.8     $  251.7      $  163.3
                                    -----------  ------------  -----------
     Other Americas                      48.3         36.7          24.1
                                    -----------  ------------  -----------

     Total Americas                     347.1        288.4         187.4
                                    -----------  ------------  -----------
     Europe                             287.2        208.3         189.1
                                    -----------  ------------  -----------
     Asia Pacific                       105.9        120.4         120.2
                                    -----------  ------------  -----------

       Total net revenues           $   740.2     $  617.1      $  496.7
                                    ===========  ============  ===========

(In millions)                               January 31,

                                           1999          1998
                                           ------------  -----------
Long-lived assets:1
                                           ------------  -----------
     United States operations               $    127.9    $   162.0
                                           ------------  -----------
     Other Americas                                0.2          0.2
                                           ------------  -----------

     Total Americas                              128.1        162.2
                                           ------------  -----------

     Neuchatel, Switzerland                       37.7          3.4
                                           ------------  -----------
     Other Europe                                  5.9          4.2
                                           ------------  -----------

     Total Europe                                 43.6          7.6
                                           ------------  -----------

     Asia Pacific                                  6.0          6.7
                                           ------------  -----------
     Consolidating eliminations                  (12.0)       (39.3)
                                           ------------  -----------

       Total long-lived assets              $    165.7    $   137.2
                                           ============  ===========

/1/Per SFAS 131, long-lived assets exclude financial instruments and deferred tax assets. As such, marketable securities and deferred taxes have been excluded above.


NOTE 9. COMPREHENSIVE INCOME
As of February 1, 1998, the Company adopted Financial Accounting Standards Board Statement No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this statement had no impact on the Company's net income or stockholders' equity. SFAS 130 requires unrealized gains or losses on the Company's available-for-sale securities and the foreign currency translation adjustments, which prior to adoption were reported separately in stockholders' equity, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS 130.

The components of total accumulated other comprehensive income in the balance sheet are as follows:


(In thousands)                              January 31,

                                            1999         1998
                                           ------------  -----------
Unrealized gains on available-for-sale
securities, net of tax                     $      775    $      577
                                           ------------  -----------
Foreign currency translation adjustment       (10,154)      (16,655)
                                           ------------  -----------

Total accumulated other comprehensive
income                                     $   (9,379)   $  (16,078)
                                           ------------  -----------

The related income tax effects allocated to each component of other comprehensive income are as follows:

(In thousands)
                                    Amount      Income tax     Amount
                                    before      (expense)      net of
                                    taxes        benefit       taxes
                                    -----------  ------------  -----------
Fiscal year 1999
                                    -----------  ------------  -----------
     Unrealized gains on
     securities
                                    -----------  ------------  -----------
     Unrealized gains on
     available-for-sale
     securities                     $       18   $       (6)   $       12
                                    -----------  ------------  -----------
     Less: reclassification
     adjustment for losses
     realized in net income               (269)          83          (186)
                                    -----------  ------------  -----------

     Net unrealized gains           $      287   $      (89)   $      198
                                    -----------  ------------  -----------
     Foreign currency
     translation adjustments             6,501           --         6,501
                                    -----------  ------------  -----------

       Total other
       comprehensive income         $    6,788   $      (89)   $    6,699
                                    -----------  ------------  -----------

Fiscal year 1998
                                    -----------  ------------  -----------
     Net unrealized gains on
     available-for-sale
     securities                     $      565   $     (203)   $      362
                                    -----------  ------------  -----------
     Foreign currency
     translation adjustments            (6,591)          --        (6,591)
                                    -----------  ------------  -----------

       Total other
       comprehensive loss           $   (6,026)  $     (203)   $   (6,229)
                                    -----------  ------------  -----------

Fiscal year 1997
                                    -----------  ------------  -----------
     Net unrealized losses on
     available-for-sale
     securities                     $     (660)  $      234    $     (426)
                                    -----------  ------------  -----------
     Foreign currency
     translation adjustments           (20,518)          --       (20,518)
                                    -----------  ------------  -----------

       Total other
       comprehensive loss           $  (21,178)  $      234    $  (20,944)
                                    -----------  ------------  -----------


NOTE 10. NONRECURRING CHARGES

Acquisition
On May 4, 1998, the Company entered into an agreement with Genius CAD Software GmbH ("Genius"), a German limited liability company, to purchase various mechanical CAD software applications and technologies (the "acquisition"). In consideration for this acquisition, the Company paid Genius approximately $69 million in cash. The acquisition has been accounted for using the purchase method of accounting with the purchase price being allocated as follows:


(In thousands)
Inventory                                                              $    200
                                                                       ---------
Net fixed assets                                                            200
                                                                       ---------
Purchased in-process research and development charged to operations      13,100
in the quarter ended July 31, 1998
                                                                       ---------
Purchased technology                                                     12,700
                                                                       ---------
Assembled work force                                                      1,100
                                                                       ---------
Goodwill                                                                 41,600
                                                                       ---------

     Total purchase consideration                                      $ 68,900
                                                                       ========


Amortization of these purchased intangibles is provided on the straight-line basis over the respective useful lives of the assets, ranging from three to seven years. The operating results of Genius, which have not been material in relation to those of the Company, have been included in Autodesk's consolidated financial statements from the acquisition date.

In-process research and development Management estimates that $13.1 million of the purchase price represents purchased in-process technology that has not yet reached technological feasibility and has no alternative future use. Accordingly, this amount was expensed in the second quarter of fiscal year 1999 following consummation of the acquisition. The value assigned to purchased in-process technology was determined by identify-ing research projects in areas for which technological feasibility had not been achieved. The calcula-tions of value were adjusted to reflect the value creation efforts of Genius prior to the close of the acquisition. The value was determined by estimating the costs remaining to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows from such projects, and discounting the net cash flows back to their present value. The discount rate included a factor that took into account the uncertainty surrounding the successful development of the purchased in-process technology projects.

Purchased technology

To determine the value of the purchased technology ($12.7 million), the expected future cash flows of the existing developed technologies were discounted taking into account the characteristics and applications of the product, the size of existing markets, growth rates of existing and future markets, as well as an evaluation of past and anticipated product-life cycles.

Assembled work force

To determine the value of the assembled work force ($1.1 million), the Company evaluated the work force in place at the acquisition date and utilized the cost approach to estimate the value of replacing the work force. Costs considered in replacing the work force included costs to recruit and interview candidates, as well as the cost to train new employees.

OTHER NONRECURRING CHARGES
During the second quarter of fiscal year 1999, Autodesk recorded charges of approximately $8.9 million relating primarily to restructuring charges associated with the consolidation of certain development centers ($1.5 million), the write-off of purchased technologies associated with these operations ($2.2 million), staff reductions in Asia Pacific in response to current economic conditions in the region ($1.7 million), costs in relation to potential legal settlements ($2.5 million), and the write-down to fair market value of older computer equipment that the Company planned to dispose of ($1.0 million).

PRIOR YEAR TRANSACTIONS
On March 31, 1997, the Company exchanged 2.9 million shares of its common stock for all of the outstanding stock of Softdesk, Inc. ("Softdesk"). Softdesk is a leading supplier of AutoCAD-based applications software for the architecture, engineering, and construction market. Based on the value of Autodesk stock and options exchanged, the transaction, including transactions costs, was valued at approximately $94.1 million.

The purchase consideration was allocated to the acquired assets and assumed liabilities based on fair values as follows:


(In thousands)

Accounts receivables and other current assets                          $ 15,600
                                                                       ---------
Net fixed assets                                                          3,200
                                                                       ---------
Other long-term assets                                                    4,000
                                                                       ---------
Purchased in-process research and development charged to operations      19,200
in the quarter ended April 30, 1997
                                                                       ---------
Purchased technologies and other intangible assets                       15,900
                                                                       ---------
Goodwill                                                                 48,000
                                                                       ---------
Liabilities assumed                                                      (7,800)
                                                                       ---------
Deferred tax liability                                                   (4,000)
                                                                       ---------
     Total purchase consideration                                      $ 94,100
                                                                       =========

Purchased in-process research and development Management estimated that $19.2 million of the purchase price represented purchased in-process technology that had not yet reached technological feasibility and had no alternative future use. Accordingly, this amount was expensed in the first quarter of fiscal year 1998 following consummation of the acquisition. The value assigned to purchased in-process technology was determined by identifying research projects in areas for which technological feasibility had not been achieved. The value was determined by estimating the costs to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows from such projects, and discounting the net cash flows back to their present value. The discount rate included a factor that took into account the uncertainty surrounding the successful development of the purchased in-process technology projects.

Purchased technology
To determine the value of the purchased technology ($9.2 million), the expected future cash flows of the existing developed technologies were discounted taking into account the characteristics and applications of the product, the size of existing markets, growth rates of existing and future markets, as well as an evaluation of past and anticipated product-life cycles.

In the first quarter of fiscal year 1998, the Company also acquired certain assets of and licensed technology from 3D/Eye for $5.8 million. Of the total cost, $3.0 million represented the value of in-process research and development that had not yet reached technological feasibility and had no alternative future use and was charged to operations.

FISCAL YEAR 1997 TRANSACTIONS
During fiscal year 1997, the Company acquired certain businesses for an aggregate of $9.9 million. Included in these acquisitions were the purchases of assets from Creative Imaging Technologies, Inc. ("CIT"), CadZooks, Inc., Argus Technologies, Inc. ("Argus"), as well as the outstanding stock of Teleos Research ("Teleos"). The purchase consideration was allocated to the acquired assets and liabilities based on fair values as follows:


(In thousands)

Accounts receivables and other current assets                          $   225
                                                                       --------
Net fixed assets                                                           243
                                                                       --------
Other long-term assets                                                      37
                                                                       --------
Purchased in-process research and development charged to operations      4,738
in fiscal year 1997
                                                                       --------
Purchased technologies and other intangible assets                       3,213
                                                                       --------
Goodwill                                                                 2,528
                                                                       --------
Liabilities assumed                                                     (1,077)
                                                                       --------

     Total purchase consideration                                      $ 9,907
                                                                       ========

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

NOTE 11. RESTRUCTURING CHARGES
During the second quarter of fiscal year 1999, the Company's management approved restructuring plans, which include initiatives to address current economic conditions in the Asia Pacific region, consolidate duplicative facilities, and reduce overhead. These plans resulted in a charge of $5.4 million, which is included in nonrecurring charges in the fiscal year 1999 Consolidated Statement of Income (see Note 10). This includes $2.3 million for the cost of involuntary employee separation benefits relating to approximately 87 employees. Employee separation benefits include severance, medical, and other benefits. Employee separation will affect certain engineers and sales and marketing employees. The remaining charge of $3.1 million relates to other exit costs, namely the write-off of purchased technologies, lease termination buyout costs, the disposal of fixed assets in these regions, and professional fees. As of January 31, 1999, the number of employee separations due to restructuring actions was 80 and actual employee termination benefit payments of approximately $1.8 million have been made. During the fourth quarter, Autodesk reduced the restructuring accrual by approximately $0.3 million to reflect higher than expected attrition rates. Most of the restructuring actions were completed as of January 31, 1999.

NOTE 12. SUBSEQUENT EVENTS

Acquisition
On March 16, 1999, the Company acquired Discreet Logic Inc. ("Discreet"), in a business combination accounted for as a pooling of interests. In the acquisition, Autodesk acquired all of the voting stock of Discreet, a company that develops, assembles, markets, and supports nonlinear digital systems and software for creating, editing, and compositing imagery and special effects for film, video, and HDTV, and issued 0.33 shares of the Company's common stock, or
0.33 exchangeable shares (which can be exchanged, at the holder's election, for one share of the Company's common stock), for each outstanding share of Discreet. The transaction resulted in the issuance of an aggregate of approximately 10 million shares of Autodesk common stock and exchangeable shares.

For Autodesk and Discreet pro forma purposes, Autodesk's historical condensed consolidated statements of income for the fiscal years ended January 31, 1999, 1998, and 1997, have been combined with the condensed consolidated statements of operations of Discreet for the 12 months ended December 31, 1998, the fiscal year ended June 30, 1998, and the 11 months ended June 30, 1997. Operating results for the period from January 1, 1998, to June 30, 1998, for Discreet are duplicated in the pro forma consolidated statement of income of the combined operating results for the years ended January 31, 1999 and 1998.

The following unaudited pro forma data summarizes the combined operating results of the Company and Discreet as if the acquisition had occurred at the beginning of the periods presented.


(In thousands, except per           Fiscal year ended January 31,
share amounts)
                                    1999         1998          1997
                                    -----------  ------------  -----------
Net revenues                        $  871,879   $   768,684   $  598,617
                                    -----------  ------------  -----------
Net income                              97,132        56,215       42,247
                                    -----------  ------------  -----------
Basic net income per share                1.72          1.00         0.77
                                    -----------  ------------  -----------
Diluted net income per share              1.64          0.94         0.74
                                    -----------  ------------  -----------

Follow-on offering

In order to qualify for pooling of interests treatment in the Discreet acquisition, prior to the closing of the acquisition, Autodesk completed a follow-on offering of 3,000,000 shares of common stock at $41 per share.

NOTE 13. QUARTERLY FINANCIAL INFORMATION (UNAUDITED) Summarized quarterly financial information for fiscal years 1999, 1998, and 1997 is as follows:


(In thousands, except
 per share data)
                          1st          2nd         3rd        4th     Fiscal
                         quarter      quarter     quarter   quarter   year
                         ----------   ----------  --------  -------   ------
Fiscal year 1999
                         ----------   ----------  --------  -------   ----------
Net revenues             $  187,206   $  186,638  $ 177,178 $ 189,145 $ 740,167
                         ----------   ----------  --------- --------- ----------
Gross margin                167,375      168,071    158,928   169,429   663,803
                         ----------   ----------  --------- --------- ----------
Income from operations       37,827       33,040     26,627    35,543   133,037
                         ----------   ----------  --------- --------- ----------
Net income                   25,815       21,317     18,374    25,133    90,639
                         ----------   ----------  --------- --------- ----------
Basic net income
per share                      0.56         0.46       0.40      0.53      1.94
                         ----------   ----------  --------- --------- ----------
Diluted net
income per share               0.51         0.43       0.39      0.50      1.85
                         ----------   ----------  --------- --------- ----------
Fiscal year 1998
                         ----------   ----------  --------- --------- ----------
Net revenues             $  118,984   $  154,096  $ 162,195 $ 181,851 $ 617,126
                         ----------   ----------  --------- --------- ----------
(restated)                  102,895      135,227    144,539   163,127   545,788
                         ----------   ----------  --------- --------- ----------
Income (loss)
from operations
(restated)                  (18,488)      23,624     28,298    41,728    75,162
                         ----------   ----------  --------- --------- ----------
Net income
(loss) (restated)           (17,437)      15,990     19,128    27,490    45,171
                         ----------   ----------  --------- --------- ----------
Basic net income
(loss) per share
(restated)                    (0.38)        0.33       0.41      0.60      0.97
                         ----------   ----------  --------- --------- ----------
Diluted net
income (loss)
per share                     (0.38)        0.31       0.37      0.56      0.91
(restated)
                         ----------   ----------  --------- --------- ----------
Fiscal year 1997
                         ----------   ----------  --------- --------- ----------
Net revenues             $  136,281   $  128,745  $ 116,647 $ 115,020 $ 496,693
                         ----------   ----------  --------- --------- ----------
Gross margin                118,989      112,123    101,427    99,937   432,476
                         ----------   ----------  --------- --------- ----------
Income from
operations                   28,125       17,123      7,502     7,067    59,817
                         ----------   ----------  --------- --------- ----------
Net income                   19,060       10,645      5,873     5,993    41,571
                         ----------   ----------  --------- --------- ----------
Basic net income
per share                      0.41         0.23       0.13      0.13      0.91
                         ----------   ----------  --------- --------- ----------
Diluted net
income per share               0.39         0.22       0.13      0.13      0.88
                         ----------   ----------  --------- --------- ----------

Results for the second quarter of fiscal year 1999 included nonrecurring charges of approximately $22.0 million representing the value of in-process research and development that had not yet reached technological feasibility and had no alternative future use ("IPR&D") acquired in the Genius acquisition and other nonrecurring charges. (See Note 10 for further information.) These charges resulted in a reduction in diluted net income per share of $0.36 in the second quarter. Results for the first quarter of fiscal year 1998 included nonrecurring charges of approximately $19.2 million and $3.0 million, respectively, representing the value of IPR&D acquired in the Softdesk and 3D/Eye transactions. These charges resulted in a reduction in diluted net income per share of $0.46 in the first quarter of fiscal year 1998. Results for the second and third fiscal quarters of fiscal year 1997 included nonrecurring charges of $3.2 million and $1.5 million, respectively, related to IPR&D acquired in the Teleos and Argus acquisitions that had not yet reached technological feasibility and had no alternative future use. These charges resulted in an $0.08 and $0.02 reduction in diluted net income per share in the second and third quarters of fiscal year 1997, respectively.


REPORT OF ERNST & YOUNG LLP,
INDEPENDENT AUDITORS



The Board of Directors and Stockholders
Autodesk, Inc.

We have audited the accompanying consolidated balance sheets of Autodesk, Inc., as of January 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Autodesk, Inc., at January 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 1999, in conformity with generally accepted accounting principles.

As discussed more fully in Note 1, the Company has modified the methods used to value acquired in-process research and development recorded and written off in connection with the Company's March 1997 acquisition of Softdesk, Inc., and, accordingly, has restated the consolidated financial statements for the fiscal year ended January 31, 1998, to reflect this change.

/s/ Ernst & Young LLP

San Jose, California
February 22, 1999,
except for Note 12, as to which the date is March 16, 1999

42